UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2 )

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ____________________________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________________to ______________________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________________

Commission File Number: 000-53363

NEOVASC INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2135 – 13700 Mayfield Place
Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 27,384,365 outstanding as of May 25, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [ ] N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards by the International Accounting Standards Board	[ ]	Other	[X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [ ] N/A

__________

ii

iii

GENERAL

In this Registration Statement, references to “we”, “us”, “our”, the “Company”, mean Neovasc Inc. (formerly Medical Ventures Corp.) and/or its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. Note 23 to our annual financial statements provides a reconciliation of our financial statements to United States generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

For ease of reference, we have included a Glossary of Technical Terms used in this document relating to our business.

Except as noted, the information set forth in this Registration Statement is as of May 25, 2009 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Registration Statement is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4 – “Information on the Company”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

GLOSSARY OF TECHNICAL TERMS

Certain technical terms used herein are defined as follows:

Angioplasty: Procedure to repair a narrowed blood vessel by inflating a balloon catheter within the vessel to compress plaques against the vessel wall, thus enlarging the vessel and improving blood flow; usually implanting a stent to help keep the artery open.

Artery: Blood vessel that carries oxygenated blood from the heart to the body’s organs.

Balloon catheter: Hollow tube with a tiny balloon on its tip, used for gaining access to the arteries; once the catheter is in position, the balloon is inflated in order to push open a section of artery that is obstructed (see Angioplasty).

Bare-metal stent (“BMS”): Stent that is not medicated; BMS are less effective at minimizing restenosis than drug-eluting stents.

Bovine: Derived from or pertaining to a cow.

Cardiovascular: System encompassing the heart, veins and arteries.

Carotid endarterectomy: Procedure commonly used to reduce the risk of stroke; consists of surgically removing plaque clogged in the two large arteries in the neck that supply blood to the brain.

Catheter: Hollow tube used for gaining access to the arteries, either to deliver medications or devices, or to withdraw fluids or samples from the body.

Coronary Artery: Artery that supplies oxygen-rich blood to the heart muscle.

Dilatation: Procedure performed to dilate (open) a vessel’s diameter using balloon angioplasty.

Drug-eluting stents (“DES”): Stent coated with medication that is released gradually into the bloodstream; DES are effective at reducing restenosis; are also linked with an increased risk of stent thrombosis (blood clotting) as compared to bare-metal (non-medicated) stents.

Equine: Derived from or pertaining to a horse.

Femoral artery: Large artery located in the thigh.

Hernia: Condition whereby an organ protrudes outside the cavity where it is normally contained; most often occurs in the lower abdomen.

Iliac Artery: Large artery located in the pelvic region.

Interventional Cardiology: Practice of treating coronary artery disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

IVUS: Intravascular Ultrasound, a tiny ultrasound “camera” which is threaded into the coronary arteries to give a cross-sectional view from the inside out; an established practice for arterial and stent measurement.

Lumen: Internal diameter of any tube-like structure, such as a blood vessel or a catheter.

Pericardium: Sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.

Peripheral artery: Artery that supplies blood to areas of the body other than the heart (any artery other than a coronary one).

Peripheral vasculature: Blood vessels associated with areas of the body other than the heart.

Renal: Pertaining to the kidney.

Restenosis: Build-up of scar tissue within an artery after an angioplasty procedure; causes re-narrowing of the vessels; often requires a repeat procedure to re-open the artery.

Stent: Expandable, metallic tube inserted into a diseased artery to hold vessel open and maintain proper blood flow; may be used to deliver medication to the artery wall.

Stent thrombosis: Formation of blood clot (thrombus) occurring at the site of an implanted stent; may occur within a year after stent is implanted (early stent thrombosis) or longer after implantation (late stent thrombosis). May be fatal. May be more likely to occur with drug-eluting stents than bare-metal stents.

Suture: The stitching together of soft tissue.

Vascular disease: Disease that restricts blood flow within the arteries, generally due to a build-up of fat or cholesterol deposits (plaque); may refer to coronary or peripheral arteries, or both.

Vasculature: Vascular system; includes the heart, blood, and network of blood vessels leading to and from the heart.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

The names, business addresses and functions of our current directors and officers are:

Name and Business Address	Function
Paul Geyer 4999 Sussex Ave. Burnaby, British Columbia, Canada, V5G 4N9	Chairman
Alexei Marko 3756 West 19th Avenue Richmond, British Columbia, Canada, V6S 1C6	Chief Executive Officer and a Director
Christopher Clark 946 West 20th Avenue Vancouver, British Columbia, Canada, V5Z 1Y5	Chief Financial Officer
Douglas Janzen 4677 Drummond Drive Vancouver, British Columbia, Canada, V6R 1E8	Director
Steven Rubin 6301 S.W. 106th Street Pinecrest, Florida, 33156	Director
Dr. Jane Hsiao, Ph.D. 4100 E. Lake Estates Drive Davie, Florida, 33328	Director
Dr. William O’Neill 11404 Four Fillies Road Pinecrest , Florida, 33156	Director
Boaz Lifschitz 1 Yael street Jerusalem, 93502, Israel	Director
Efrem Kamen 114 East 13th Street - Apartment 3D New York, New York, 10003	Director

B. Advisers

Not applicable.

C. Auditor

The names and addresses of our auditors for each of the five preceding years and their governing professional body memberships are:

Name and Address	Governing Professional Body	Audit Period
Grant Thornton LLP Chartered Accountants Grant Thornton Place Suite 1600 – 333 Seymour Street Vancouver, British Columbia, Canada V6B 0A4	Institute of Chartered Accountants of British Columbia Registered with the Canadian Public Accountability Board (Canada) and the Public Company Accounting Oversight Board (US)	Financial years ending December 31, 2008, 2007, 2006, 2005, and 2004

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following table presents selected financial data derived from our audited financial statements for the fiscal years ended December 31, 2008, 2007, 2006, 2005, and 2004. You should read this information in conjunction with our financial statements and related notes, as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Registration Statement.

Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) in Canadian dollars. Note 23 to the annual financial statements provides descriptions of material measurement differences between Canadian GAAP and US generally accepted accounting principles (“US GAAP”) as they relate to us and a reconciliation of our financial statements to US GAAP.

Neovasc, Inc. (formerly Medical Ventures Corp.) was a Capital Pool Company as defined in the TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on March 12, 2002. On March 12, 2002, the Company acquired all of the issued and outstanding shares of PM Devices Inc. (“PMD”), incorporated under the laws of the Province of British Columbia, Canada. On May 14, 2003, the Company acquired all of the outstanding shares of Angiometrx Inc. (“ANG”), incorporated under the laws of Canada. On July 1, 2008, the Company acquired all of the outstanding securities of B-Balloon Ltd. (“B-Balloon”) and Neovasc Medical Ltd. (“Neovasc Medical”), both of which are incorporated under the laws of Israel. As a result, the summary financial information set forth below may not be comparable from period to period.

In connection with the acquisition of B-Balloon and Neovasc Medical Ltd., PMD’s name was changed to Neovasc Medical Inc. but that company is referred to in this Registration Statement as “PMD” to avoid confusion with the Company and Neovasc Medical.

SUMMARY OF FINANCIAL INFORMATION

Statement of Operations and Deficit Data	Years ended December 31
	2008	2007	2006	2005	2004
Canadian and US GAAP (Audited)
Revenues Canadian GAAP US GAAP	$1,546,239 $1,546,239	$1,517,873 $1,517,873	$1,082,830 $1,082,830	$363,958 $363,958	$873,655 $873,655
Gross Profit Canadian GAAP US GAAP	$837,939 $837,939	$718,280 $718,280	$469,611 $469,611	$38,950 $38,950	$285,337 $285,337
Expenses Canadian GAAP US GAAP	($35,498,908) ($35,498,908)	($8,631,675) ($8,631,675)	($6,107,583) ($6,107,583)	($5,799,141) ($5,799,141)	($4,873,648) ($4,873,648)
Operating Loss Canadian GAAP US GAAP	($34,660,969) ($34,660,969)	($7,913,395) ($7,913,395)	($5,637,972) ($5,637,972)	($5,760,191) ($5,760,191)	($4,588,311) ($4,588,311)
Other Income (Expenses) Canadian GAAP US GAAP	$401,404 $401,404	$82,441 $82,441	$154,010 $154,010	($11,467) ($11,467)	$36,699 $36,699
Loss for the Period Canadian GAAP US GAAP	($34,259,565) ($34,259,565)	($7,830,954) ($7,830,954)	($5,483,962) ($5,474,489)	($6,258,902) ($6,258,902)	($4,745,668) ($4,745,668)
Basic Loss per Common Share Canadian GAAP US GAAP	($2.94) ($2.94)	($1.59) ($1.59)	($1.59) ($1.59)	($2.82) ($2.82)	($2.88) ($2.88)
Diluted Loss per Common Share Canadian GAAP US GAAP	($2.94) ($2.94)	($1.59) ($1.59)	($1.59) ($1.59)	($2.82) ($2.82)	($2.88) ($2.88)

	As at December 31
Balance Sheet Data	2008	2007	2006	2005	2004
	Canadian and US GAAP (Audited)
Cash and cash equivalents	2,498,439	$3,242,404	$2,698,735	$1,220,940	$1,320,965
Working capital	2,123,519	3,431,266	4,015,561	2,333,633	2710,754
Total assets	4,820,523	5,689,800	5,286,557	3,757,328	5,287,138
Total liabilities	1,666,616	1,508,480	793,582	887,134	593,553
Shareholders’ equity	3,153,907	4,181,320	4,492,975	2,870,194	4,693,585

The statement of operations and deficit for the year ended December 31, 2008 includes the operations and deficit of Neovasc Medical and B-Balloon for the six months ended December 31, 2008, covering the period from acquisition on July 1, 2008 to December 31, 2008. The balance sheet date as at December 31, 2008 includes the balance sheet data for Neovasc Medical and B-Balloon as at that date. We have never declared or paid any cash or other dividends.

Exchange Rate Data

The exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.13 per US$1.00 (or US$0.89 per CDN$1.00) as of May 25, 2009. This exchange rate is based on the daily noon rate in Canada as published by the Bank of Canada. Exchange rates published by the Bank of Canada are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The average exchange rates for each of the five most recently completed financial years set forth below have been calculated using the average of the exchange rates on the last day of each month during each year (based on daily noon rates in Canada published by the Bank of Canada):

	Years ended December 31
	2008	2007	2006	2005	2004
Average exchange rate CDN$ per US$1.00 Average exchange rate US$ per CDN$1.00	1.07 0.94	1.07 0.94	1.13 0.88	1.21 0.83	1.30 0.77

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months, based on the daily noon rate in Canada as published by the Bank of Canada, are as follows:

Month	Exchange rate CDN$ per US$1.00
	Low	High
April 2009	1.19	1.26
March 2009	1.22	1.30
February 2009	1.22	1.29
January 2009	1.18	1.27
December 2008	1.20	1.30
November 2008	1.15	1.29

B. Capitalization and Indebtedness

The following table sets forth our consolidated capitalization as of April 30, 2009:

		Amount (Unaudited)
Debt Long-term debt (including approximately $20,000 repayable within one year)		$434,000
Shareholders’ equity Common shares: unlimited common shares without par value authorized 27,384,365 common shares issued and outstanding Contributed surplus Deficit Total shareholders’ equity	$ $ $ $	60,609,000 4,523,000 (62,005,000 3,127,000)
Total capitalization		$3,561,000

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our securities are highly speculative and subject to a number of risks. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment. In addition to the other information presented in this Registration Statement, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Each of the Company, Neovasc Medical and B-Balloon has a limited operating history, which makes it difficult to predict future results.

Each of the Company, Neovasc Medical and B-Balloon has a limited operating history. The operations of each company to date have been limited primarily to such company’s organization and staffing, technological development and the undertaking of pre-clinical studies and clinical trials of such company’s product candidates. While the Company has had limited revenue, neither B-Balloon nor Neovasc Medical has generated any revenue to date. Although the Company has regulatory approval for some of its products, regulatory approvals have not yet been obtained for the Company’s other products or for any of the products of Neovasc Medical and B-Balloon. Consequently, any predictions made about the future success or viability of the Company should be viewed in light of the limited operating history of the companies.

The Company has a history of losses and is likely to incur increased losses in the future which will materially adversely affect its results of operations.

The Company has a history of losses and is likely to continue to incur losses in the future. Its losses are likely to increase as a result of the acquisition of Neovasc Medical and B-Balloon, both of which are incurring losses, and as a result of the Company’s plans to increase operating expenses. The Company’s expected losses will materially adversely affect its results of operations.

The Company has incurred net losses in each fiscal year since inception. In the year ended December 31, 2008, the Company had a net loss of $34,259,565 and at December 31, 2008, the Company had an accumulated deficit of $59,889,963. These consolidated results include the accounts of the Company and its wholly-owned subsidiaries, PMG, ANG, Neovasc Medical and B-Balloon. Neovasc Medical and B–Balloon, which were acquired by the Company on July 1, 2008, have not generated any revenues to date, and the Company will need to incur significant expenditures on research and development of Neovasc Medical and B–Balloon products. Increases in operating expenses may result in larger losses in future periods. As a result, the Company will need to generate significantly greater revenues than it has to date to achieve and maintain profitability, and is not expected to do so in the near future. The Company’s business strategies may not be successful and the Company may not be profitable in any future period.

Our ability to continue as a going concern is dependent on profitable commercialization of our products or obtaining additional financing.

Our financial statements have been prepared in accordance with Canadian GAAP. These financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a deficit of $59,889,963 as at December 31, 2008. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

There can be no assurance that we will obtain any additional financing, on terms acceptable to us or at all, or that we will be able to successfully commercialize our products, which would have a material adverse effect on our business, results of operations, financial condition and cash flows.

The lack of and uncertainty in revenues could materially adversely affect the Company’s results of operations and profitability.

The Company’s product revenues are not significant and not predictable with any significant degree of certainty. Neovasc Medical and B–Balloon do not currently have revenues and their future revenues are also not predicable with any degree of certainty. If customers cancel or delay orders, the Company’s revenues will be adversely affected. The Company’s failure or inability to successfully develop more products would have a material adverse effect on its results of operations. The Company’s revenues and results of operations may fluctuate from quarter to quarter. Investors should not assume that revenues or results of operations in future periods can be predicted based on revenues or results of operations in past periods. The lack of and uncertainty in revenues could materially adversely affect the Company’s results of operations and profitability.

Although the Company’s revenues are difficult to predict, the Company’s expense levels are based, in part, on future revenue projections. Many of the Company’s expenses are fixed and, accordingly, the Company cannot quickly reduce spending if revenues are lower than expected.

The Company’s failure or inability to successfully develop new products would have a material adverse effect on its results of operations.

In order to stay competitive, the Company must develop or acquire new proprietary products. There are many factors associated with the development of new products. All new products require significant research and development, testing and regulatory approval, and will be subject to the risks of failure inherent in the development of products based on innovative technologies. There is no assurance that the Company will have success in developing any new device. The Company has the ability to complete the development and bring its new products to market in the specified periods and within the specified financial budget. The Company’s failure or inability to successfully develop more products would have a material adverse effect on its results of operations.

The Company will require substantial additional funding, which may not be available to the Company on acceptable terms, or at all.

The Company will need to raise funds in order to support the commercialization of the products acquired from Neovasc Medical and B-Balloon, and the Company’s long-term product development and marketing programs. Until the Company can generate a sufficient amount of product revenue to finance its cash requirements, which it may never do, the Company expects to finance future cash needs primarily through public or private equity offerings, debt financings or strategic collaborations.

The Company has been impacted by the global economic crisis. Its ability to raise money, now, or in the future has been significantly impacted by the tightening of the debt and equity markets. There can be no assurance that such additional capital can be obtained on acceptable terms, or at all, or if it is obtained, that it will be sufficient to meet all commercialization needs. If adequate funds are not available, the Company may have to delay development or commercialization of certain products.

Equity financing, if obtained, can potentially result in significant dilution to the Company’s existing shareholders. Other means of obtaining funding could also have certain unfavorable consequences to the Company.

To the extent that the Company raises additional funds by issuing equity securities, its shareholders may experience significant dilution, particularly if the Company is required to do so at a market valuation significantly below its past market valuations. Debt financing, if available, may involve restrictive covenants. To the extent that the Company raises additional funds through collaboration and licensing arrangements, it may be necessary for the Company to relinquish some of its rights to its product candidates or grant licenses on terms that may not be favorable to the Company.

If the Company is not able to secure additional funding when needed, it may have to delay, reduce the scope of or eliminate one or more of its clinical trials or research and development programs..

The Company intends to advance multiple product candidates through clinical and pre-clinical development. The Company will need to raise substantial additional capital to engage in its clinical and pre-clinical development and commercialization activities.

The Company ’s future funding requirements will depend on many factors, including but not limited to:

  its need to expand research and development activities;

  the rate of progress and cost of its clinical trials;

  the costs associated with maintaining an adequate sales force and commercialization capabilities;

  the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

  the costs and timing of seeking and obtaining United States Food and Drug Administration (“FDA”) and other non-U.S. regulatory clearances and approvals;

  the economic and other terms and timing of the Company’s existing licensing arrangement and any collaboration, licensing or other arrangements into which the Company may enter in the future;

  the Company ’s need and ability to hire additional management and scientific and medical personnel;

  the effect of competing technological and market developments;

  the Company ’s need to implement additional internal systems and infrastructure, including financial and reporting systems; and

  the Company ’s ability to maintain, expand and defend the scope of its intellectual property portfolio.

If the Company is not able to secure additional funding when needed, it may have to delay, reduce the scope of or eliminate one or more of its clinical trials or research and development programs.

The regulatory approval process is expensive, time consuming and uncertain and may prevent the Company from obtaining approvals for the commercialization of some or all of the Company’s product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of medical devices are subject to extensive regulation by the U.S. Food and Drug Administration, the Medical Devices Bureau of Health Canada, Health Products and Food Branch (“Health Canada”), the European Union’s “Conformity European”, or “CE”, requirements, and regulatory authorities in other countries, which regulations differ from country to country. The Company is not permitted to market its product candidates in the United States until it receives a clearance letter under the 510(k) process or approval of a pre-market approval, or PMA, application from the FDA, depending on the nature of the device. The Company is not permitted to market its products in Canada until it receives the approval of Health Canada or in Europe until granted approval to use the CE Mark.

Obtaining approval of any PMA can be a lengthy, expensive and uncertain process. While the FDA could review and clear a premarket notification (510(k) process) in three months, there is no guarantee that the Company’s products will qualify for this more expeditious regulatory process, which is reserved for Class I and II devices, nor is there any assurance, that even if a device is reviewed under the premarket notification process, that the FDA will review it expeditiously or determine that the device is substantially equivalent to a lawfully marketed non-PMA device. If the FDA fails to make this finding, then the Company cannot market the device unless and until it completes the more lengthy and costly PMA process. In lieu of acting on a premarket notification, the FDA may seek additional information or additional data which would further delay the Company’s ability to market the product. In addition, failure to comply with FDA, non-U.S. regulatory authorities or other applicable U.S. and non-U.S. regulatory requirements may, either before or after product clearance or approval, if any, subject the Company to administrative or judicially imposed sanctions, including:

  restrictions on the products, manufacturers or manufacturing process;

  adverse inspectional observations, warning letters or non-warning letters incorporating inspectional observations;

  civil and criminal penalties;

  injunctions;

  suspension or withdrawal of regulatory clearances or approvals;

  product seizures, detentions or import bans;

  voluntary or mandatory product recalls and publicity requirements;

  total or partial suspension of production;

  imposition of restrictions on operations, including costly new manufacturing requirements; and

  refusal to clear or approve pending applications or premarket notifications.

Regulatory approval of a PMA, PMA supplement or clearance pursuant to a premarket notification is not guaranteed, and the approval or clearance process, as the case may be, is expensive and, may, especially in the case of the PMA application, take several years. The FDA also has substantial discretion in the medical device clearance process or approval process. Despite the time and expense exerted, failure can occur at any stage, and the Company could encounter problems that cause it to abandon clinical trials or to repeat or perform additional pre-clinical studies and clinical trials. The number of pre-clinical studies and clinical trials that will be required for FDA clearance or approval varies depending on the medical device candidate, the disease or condition that the medical device candidate is designed to address, and the regulations applicable to any particular medical device candidate. The FDA can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including:

  a medical device candidate may not be deemed safe or effective, in the case of a PMA application;

  a medical device candidate may not be deemed to be substantially equivalent to a lawfully marketed non-PMA device in the case of a premarket notification;

  FDA officials may not find the data from pre-clinical studies and clinical trials sufficient;

  the FDA might not approve the third-party manufacturer’s processes or facilities; or

  the FDA may change its clearance or approval policies or adopt new regulations.

The Company may encounter similar delays, expenses, rejections or other risks and uncertainties when pursuing approval for its products in Canada, Europe and other countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other countries.

The Company’s inability to conduct and complete successful clinical trials may cause the development of its product candidates to be delayed, which could materially impair the Company’s ability to generate anticipated revenues.

Before the Company can obtain regulatory approval for the commercial sale of certain products in development, it is required to complete clinical trials to demonstrate the product candidate’s safety and/or efficacy. Depending on its nature and complexity, a clinical trial may be expensive, time consuming, and/or difficult to design and/or implement. Any of the Company’s clinical trials may be subject to delays, suspensions or terminations beyond the direct control of the Company. This can be due to various factors including, but not limited to: the Company’s inability to manufacture, provide or obtain sufficient quantities of materials for use in a clinical trial; delays or required actions of regulatory bodies and/or participating research sites’ institutional review boards or independent ethics boards; the inability or unwillingness of medical investigators to adhere to trial protocols; unforeseen safety issues or device performance deficiencies; reliance on clinical research and data collection organizations; compromised integrity or insufficient quality of data collected; and lack of efficacy during the trial.

Timely and successful completion of a clinical trial is also subject to the Company’s ability to successfully recruit and enroll patients in the trial. Slower than expected rates of recruitment or enrolment is a function of many factors including, but not limited to: feasibility of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the device under study; the availability of competing therapies (and competing research trials); efforts to facilitate timely enrolment; patient referral practices of physicians; and availability of clinical trial sites. If the Company encounters difficulties enrolling patients in its clinical trials, the trials could be delayed or otherwise adversely affected, which may adversely affect the Company’s business, financial condition and results of operations.

The clinical results the Company has reported to date may not be indicative of future clinical results or demonstrate effectiveness. If the results of the Company’s trials do not demonstrate safety and effectiveness, the Company’s commercialization efforts will be delayed or halted and its business will be harmed.

Most of the Company’s, Neovasc Medical’s and B-Balloon’s product candidates are in early stages of development and are prone to the risks of failure inherent in medical device product development. The Company will likely be required to undertake significant clinical trials to demonstrate to the FDA that its devices are either safe and effective for their intended uses or are substantially equivalent in terms of safety and effectiveness to an existing, lawfully marketed non-PMA device. The Company may also be required to undertake clinical trials by Health Canada, the European Union and regulatory agencies in other countries. Clinical trials are expensive and uncertain processes that may take years to complete. Failure can occur at any point in the process, and early positive results do not ensure that the entire clinical trial will be successful. Product candidates in clinical trials may fail to show desired efficacy and safety traits despite early promising results. A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results at earlier points. If the results of the Company’s trials do not demonstrate safety and effectiveness, its business may be adversely affected.

Even if the Company receives regulatory clearance or approval of its product candidates, the market may not be receptive to the Company’s products.

Although statistics show that cardiovascular disease is the leading cause of death in Canada, the United States and parts of Europe, the commercial success of the Company’s products over its competitors depends on acceptance of such by physicians and distributors. This acceptance will depend in large part on the Company’s reputation, marketing strategy and service as well as product performance. The Company’s success depends on its ability to maintain and expand its sales channels. In order to increase its market awareness, customer base and revenues, the Company will need to expand its sales operations, particularly its independent distributors. The Company may not be able to establish relationships with distributors on a timely basis, or at all, and its distributors may not devote adequate resources to promoting and selling its services. To continue to expand its market share, the Company will have to ensure that the products are safe, reliable, perform as they are intended and are cost-effective. Additionally, the coverage and reimbursement status of newly cleared or approved medical devices is uncertain, and failure to obtain adequate coverage and adequate reimbursement could limit the Company’s ability to market any future product candidates it may develop and decrease its ability to generate revenue from any of its existing and future product candidates that may be cleared or approved. There can be no assurance that the Company’s products will be accepted and recommended. Failure of the Company’s products to achieve significant market acceptance would have an adverse effect on the Company’s business, financial condition and results of operations.

The Company faces significant competition and the potential that other new technologies may render the Company’s products obsolete, either of which would adversely affect the Company’s business, financial condition and results of operations.

In addition to the Company competing with existing technologies, there is also continuous introduction of new products by existing competitors as well as emerging companies. In order to stay on the cutting-edge of technology, the Company will have to introduce either a new generation of its current products or new products altogether. Whether it is competition from new medical device companies or a merger and/or acquisition of existing companies and subsidiaries, the competition in the medical device industry is intense and is expected to increase. The medical device and pharmaceutical industries make significant investments in research and development and innovation is rapid and continuous. The majority of the

Company’s competitors have substantially greater financial, technical, manufacturing, distribution, and marketing resources.

Many of the Company’s competitors have certain advantages over the Company, including:

  significantly greater name recognition;

  longer operating histories;

  established relations with healthcare professionals, customers and third-party payors;

  established distribution networks;

  additional lines of products;

  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

  greater financial and human resources for product development, sales and marketing, and patent litigation.

If the Company’s competitors market products that are more effective, safer, easier to use or less expensive than the Company’s products or future product candidates, if any, or that reach the market sooner than the Company’s future product candidates, if any, the Company may not achieve commercial success. In addition, the medical device industry is characterized by rapid technological change. It may be difficult for the Company to stay abreast of the rapid changes in each technology. If the Company fails to stay at the forefront of technological change, it may be unable to compete effectively. New technological advancements and product development may render the Company’s products obsolete or reduce their value, which would have an adverse effect on the Company’s business, financial condition and results of operations.

Limitations on third-party reimbursements could adversely affect the Company’s revenues, results of operations and financial condition.

The direct cost of implanting or using medical devices such as the Company’s products is seldom paid by individual patients. Successful commercialization of such devices will depend largely upon the availability of reimbursement for the surgery and medical costs associated with the product from third-party payers. The Company expects that its products will be purchased by health-care providers, clinics, and hospitals that will subsequently bill various third-party payers such as government programs and private insurance plans. These expectant payers carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the U.S. reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patients’ discharge diagnosis and similarly reimburses the surgeon or physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device. New products are being increasingly scrutinized with respect to whether or not they will be covered by the various heath plans and at what level of reimbursement. Third party payers may determine that the device is unnecessary, not cost-effective, experimental or for non-approved indications. These limitations on third-party reimbursement could adversely affect the Company’s revenues, results of operations and financial condition.

U.S. Medicare legislation and future legislative or regulatory reform of the health care system may affect the Company’s ability to sell its products profitably.

In the United States, there have been a number of legislative and regulatory proposals, at both the federal and state government levels, to change the healthcare system in ways that could affect the Company’s ability to sell its products profitably, if approved. The Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on the Company’s business. Any cost containment measures or other health care system reforms that are adopted could have a material adverse effect on the Company’s ability to commercialize its existing and future product candidates successfully.

European governments often impose strict price controls, which may adversely affect the Company ’s future profitability.

The Company intends to seek approval to market certain of its existing and future product candidates in the European Union. In some countries, particularly countries of the European Union, each of which has developed its own rules and regulations, pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, the Company may be required to conduct a clinical trial that compares the cost-effectiveness of its existing and future product candidates to other available products. If reimbursement of the Company’s future product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the Company may be unable to achieve or sustain profitability.

Some jurisdictions may require the Company to grant licenses to third parties, and such compulsory licenses could be extended to include some of the Company’s product candidates, which may limit the Company’s potential revenue opportunities.

Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of the Company ’s product candidates, which may limit its potential revenue opportunities.

Potential product liability claims could materially adversely affect the results of operations of the Company .

General and product liability insurance coverage is extremely expensive, but is a necessity in the medical device manufacturing industry. Although to date, the Company has had no reported incidences or near incidences involving its products or otherwise, it has had limited revenues, and the business is exposed to the inherent risk of potential liability claims. Claims of this nature, if successful, could result in substantial damage awards to claimants, which may exceed the limits of any applicable insurance coverage held by the Company. The Company currently maintains general or product liability coverage to a level comparable with coverage typically obtained by other medical device companies of a similar size. There can be no assurance, however, that the Company will be able to obtain, maintain or increase its insurance on acceptable terms or at reasonable costs, or that such insurance will provide the Company with adequate coverage against potential liabilities. The Company uses distributors to sell certain of its proprietary products who may not maintain general or product liability coverage at all or to a suitable level to protect the Company adequately. Additionally, product liability claims may result in reduced demand for the Company’s products, if approved, which would have a material adverse effect on the

Company’s business and results of operations, and the existence of a product liability claim could affect the market price of the Company’s common shares.

The Company’s failure to adequately protect its intellectual property may materially harm its business, financial condition and results of operations.

The success of the Company will depend heavily on its ability to obtain patent protection for its inventions, maintain patent protection, operate without infringing on the patents of third parties, and prevent third parties from circumventing intellectual property rights. Where the Company has filed for patent protection, there can be no assurance that patents sought will be issued, or if issued, that they will provide meaningful protection. Patent protection involves complex legal and factual questions. As a matter of business, it is necessary to divulge certain trade secrets and proprietary knowledge in some circumstances. In these instances, the Company will request its employees, consultants and other parties to sign a non-disclosure agreement. Even with these precautionary measures, however, it cannot be assured that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company’s trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. Any patent may be challenged, invalidated or circumvented, or may not provide sufficient competitive advantage. In addition, given the costs of obtaining patent protection, the Company may choose not to protect certain innovations that later turn out to be important. The Company’s failure to adequately protect its intellectual property may materially harm its business, financial condition and results of operations.

Litigation maybe necessary to protect the Company’s intellectual property, but there is no assurance that the Company will have sufficient funds or resources to prosecute such litigation. In addition, there is no assurance that the Company will have sufficient funds or resources to defend itself against any patent suits brought by third parties.

Litigation may also be necessary to enforce patents issued or licensed to the Company or to determine the scope and validity of a third party’s proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties or if the Company initiates such suits. There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company to cease using certain technology or products, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

To the extent that a third party develops new technology that covers the Company’s products, the Company may be required to cease using certain products or obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all.

The Company’s competitors may independently develop similar or alternative technologies or products without infringing any of the Company’s patents or other intellectual property rights, or may design around the Company’s proprietary technologies. To the extent that a third party develops new technology that covers the Company’s products, the Company may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all. The Company’s failure to obtain a license to any technology that it requires may materially harm its business, financial condition and results of operations.

Failure, delay or inability by the Company to satisfactorily handle technological issues associated with manufacturing or to comply with regulations or satisfy regulatory inspections could have an adverse effect on the Company’s business and operations.

Manufacturing operations are subject to numerous unanticipated technological problems and delays. The Company’s manufacturing processes, products and their various components will also be subject to regulations specified by the various regulatory bodies such as the FDA. There can be no assurance that the Company will be able to comply with all stated manufacturing regulations. Failure, delay or inability by the Company to satisfactorily handle technological issues associated with manufacturing or to comply with regulations or satisfy regulatory inspections could have an adverse effect on the Company’s business and operations.

The Company is and will be dependent upon key personnel, the loss of whom may materially adversely affect the Company’s results of operations.

The Company is highly dependent upon the members of its management and scientific staff, the loss of whose services could impede the Company’s ability to achieve its business goals. The recruitment and retention of operational, development and scientific personnel will be critical to the Company’s success. Although the Company historically has not had difficulty recruiting or retaining senior management, the Company does face competition for qualified employees from numerous industry and academic sources and there can be no assurance that the Company will be able to attract and retain qualified personnel on acceptable terms. The Company currently does not have key man insurance in place on any of its key employees.

In connection with the acquisition of Neovasc Medical and B Balloon, the Company is relying on specific members of management of Neovasc Medical and B–Balloon to assist with the integration of Neovasc Medical’s and B–Balloon’s businesses into the Company’s combined operations. Their loss may materially adversely affect the Company’s results of operations

In connection with the acquisition of Neovasc Medical and B-Balloon, the Company is relying on specific members of management of Neovasc Medical and B–Balloon to assist with the integration of Neovasc Medical’s and B–Balloon’s businesses into the Company’s combined operations. In particular, the Chief Technology Officer of B–Balloon (Amir Miller) and the Chief Operating Officer of Neovasc Medical (Benny Dilmoney) continue to work with the Company under employment agreements; however, it is not possible to guarantee their continued employment.

The Company has downsized its staff as a cost-cutting measure, but this may inhibit the Company’s ability to achieve its business goals in the future.

Immediately following the acquisition of Neovasc Medical and B-Balloon, the Company had approximately 60 full-time employees. During the fourth quarter of 2008, the Company downsized its staff and currently has 39 staff. The decision to reduce the number of staff was taken to reduce costs in the short term but may inhibit the Company’s ability to achieve its business goals in the future. In any event, the Company will rely heavily upon the remaining employees for their expertise, service and dedication. In the event that the Company is unable to recruit or retain key personnel, it may be unable to successfully manage its business operations, including sales and marketing activities, product research and development and manufacturing. As a consequence, the Company may not be able to effectively develop and manufacture new products or generate revenue from existing products.

There is a risk that one of the Company’s existing products could contain animal disease, and, if such risk materialized, the market for the Company’s products could be materially and adversely affected, which could adversely affect the Company’s business and results of operations.

The critical raw material used in some of the Company’s devices is bovine pericardial tissue. As this raw material is derived from an animal, it is subject to many inconsistencies and potential risks. The most notable risk is the disease Bovine Spongiform Encephalopathy (BSE), commonly known as mad-cow disease. Although the tissue originates from the United States or other sources where strict controls are in place to prevent the disease from occurring, and although the Company has introduced equine (horse) tissue based products which appear to be less affected by the potential for BSE, it cannot be assured that the livestock in the United States or other sources for the Company’s raw materials will remain free from BSE. There is also no assurance that the Company’s supplier will regularly deliver tissue with the specifications required to manufacture its products. Furthermore, the risk of BSE could materially adversely affect the market for some of the Company’s current products. If any of these risks materialized, the Company would be materially adversely affected.

The Company is dependent on the supply of certain raw materials that are provided by sole-source suppliers. The Company’s dependence on sole source suppliers could materially adversely affect the Company’s business, financial condition or results of operations if the sole source becomes unavailable for any period of time.

Some of the Company’s raw materials are provided by sole-source suppliers. In the event a sole-source material becomes unavailable, there may be a delay in obtaining an alternate source and the alternate source may require significant development to meet product specifications. It is also possible that the Company may be unable to locate an acceptable alternate source at all. Consequently, the Company may face difficulty in manufacturing, or be entirely unable to manufacture, some of its products, which may materially adversely affect the Company’s business, financial condition and results of operations.

The Company is dependent on the supply of certain components that are provided by sole-source component manufacturers. The Company’s dependence on sole source component manufacturers could materially adversely affect the Company’s business, financial condition or results of operations if the sole source becomes unavailable for any period of time.

Some of the Company’s components are provided by sole-source component manufacturers. Approximately 15% of our revenues are attributable to products for which the critical components are provided by sole-source manufacturers. In the event a sole-source component becomes unavailable, there may be a delay in obtaining an alternate source and the alternate source may require significant development to meet product specifications. It is also possible that the Company may be unable to locate an acceptable alternate source at all. Consequently, the Company may face difficulty in sourcing, or be entirely unable to source, some of its products, which may materially adversely affect the Company’s business, financial condition and results of operations.

Conflicts of interest involving the Company’s directors, officers and other members of management may not be resolved in a manner favorable to the Company.

Certain of the directors, officers, promoters and other members of management of the Company serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies, including with respect to the time available to devote to each. There can be no assurance that in the carrying out of their duties with respect to the Company, these persons will not find themselves in situations which could give rise to conflicts of interest. There can be no assurance that if conflicts do arise, they will be resolved in a manner favorable to the Company.

Failure to properly integrate newly acquired businesses or technology could have a material adverse effect on the Company.

The Company intends to expand its operations through acquisitions of additional businesses or technologies, in addition to Neovasc Medical and B–Balloon. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or technology or successfully integrate Neovasc Medical, B–Balloon or other acquired businesses or technology into the Company without substantial expense, delay or other operational or financial problems. Further, the acquisition of Neovasc Medical and B-Balloon and other potential acquisitions may involve a number of additional risks, including, but not limited to, diversion of management’s attention, strain on managerial and operational resources as management tries to oversee larger operations, failure to retain key acquired personnel, unanticipated events or circumstances, including unforeseen liabilities of acquired companies, legal liabilities, amortization of acquired intangible assets and the need to incur additional debt or use cash. Some or all of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial condition and results of operation. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may experience significant fluctuations in its operating results due to the nature of its business and therefore may fail to meet profitability expectations, which could adversely affect its share price.

The Company’s financial results will be impacted significantly by the timing of new releases of its products and the timing of substantial orders. The Company’s operating expenses are based on anticipated revenue levels in the short term, are relatively fixed, and are incurred throughout each financial quarter. As a result, if expected revenues are not realized on a timely basis as anticipated, the Company’s financial results could be materially and adversely affected. These or other factors, including possible delays in the shipment of new products, may influence financial results in the future. Accordingly, there may be significant variation in the Company’s financial results, which could adversely affect its share price.

The Company’s failure or inability to successfully manage foreign currency exchange rate issues could materially adversely affect the Company.

A significant portion of the Company’s revenues is received in U.S. dollars or Euros and a substantial portion of the Company’s expenses are incurred in Canadian dollars. As a result, a change in the value of the Canadian dollar relative to the U.S. dollar or Euro could materially affect the Company’s operating results.

Neovasc Medical and B–Balloon incur expenses for their operations in Israel in New Israeli Shekels (“NIS”) and the Company will translate these amounts into United States dollars for purposes of reporting results. As a result, fluctuations in foreign currency exchange rates may adversely affect expenses and results of operations carried on in Israel, as well as the value of assets and liabilities incurred in Israel. Fluctuations may adversely affect the comparability of period-to-period results. In addition, future currency exchange losses may increase if the Company becomes subject to exchange control regulations restricting the ability to convert local currencies into United States dollars or other currencies. The Company’s failure or inability to successfully manage foreign currency exchange rate issues could materially adversely affect the Company.

The Company ’s share price may be volatile, and you could lose some or all of your investment.

The market prices for the securities of medical device companies, including the Company’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of medical products generally, general market conditions, the failure to meet the expectations of public market analysts and investors about the Company’s results of operations from quarter to quarter and developments in patent and proprietary rights can have an adverse impact on the market price of the Company’s shares, and you could lose some or all of your investment.

The Company does not expect to pay dividends on the Company Shares, and investors will be able to receive cash in respect of the Company Shares only upon the sale of the shares.

The Company has no intention in the foreseeable future to pay any cash dividends on its shares of common stock (the “Company Shares”), in part because the Company will continue to be reliant on external sources for funding until such time as its cash flows from operations, credit lines and cash on hand are sufficient to fund sustained operations and growth; therefore, an investor in the Company Shares may obtain an economic benefit from the shares only after an increase in its trading price and only by selling the Company Shares.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including, in the United States, the Sarbanes-Oxley Act of 2002, new regulations promulgated by the U.S. Securities and Exchange Commission and rules promulgated by the U.S. securities exchanges, including NYSE Amex Equities (formerly, the American Stock Exchange) (“NYSE Amex”), on which the Company intends to seek to list the Company Shares. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, the Company’s efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Members of the Company’s board of directors (“Board of Directors”), its Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, the Company may have difficulty attracting and retaining qualified directors and executive officers, which could harm its business. If the Company’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, the Company could be subject to liability under applicable laws or its reputation may be harmed.

Although the Company intends to seek a listing of its shares on the NYSE Amex, there can be no assurance that the Company will meet the minimum listing requirements.

The Company intends to seek a listing of the Company Shares on NYSE Amex on the earliest possible date after it complies with all NYSE Amex listing requirements. However, NYSE Amex prescribes various listing criteria that the Company must meet, including the Company’s ability to continue as a going concern and maintain a share price above $3.00 prior to listing,. Accordingly, there can be no assurance that this listing will be obtained.

Political and economic conditions in Israel could materially adversely affect the Company ’s R&D operations in Israel.

Political, economic and military conditions in Israel will directly affect the Company’s operations in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in degree and intensity, has led to security and economic problems for Israel. Although Israel has entered into various agreements with its Arab neighbors and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, in varying levels of severity, since September 2000 through 2007. The election in early 2006 of representatives of the Hamas, an Islamic resistance movement, to a majority of seats in the Palestinian Legislative Council and the resulting tension among the different Palestinian factions creates additional unrest and uncertainty. In July 2006, an armed conflict erupted between Israel and Hezbollah, a Lebanese Islamist Shiite militia group and political party, which involved rocket attacks on populated areas in the northern part of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation may have an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Furthermore, several countries still restrict trade with Israeli companies, which may limit the Company’s ability to make sales in, or purchase components from, those countries. Most recently, on December 29, 2008 Israel occupied certain areas of Gaza with military force and on January 7, 2008 the United Nations proposed a resolution calling for an immediate cease fire between Hamas and Israel. The crisis has now been resolved and a cease fire is now in place again. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on the Company’s research and development activities in Israel and its business, operating results and financial condition. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or operations in Israel.

Foreign currency exchange risk of newly-acquired subsidiaries.

The U.S. dollar is the functional and reporting currency of Neovasc Medical and B-Balloon. However, a significant portion of Neovasc Medical’s and B-Balloon’s headcount-related expenses, consisting principally of salaries and related personnel expenses, are denominated in new Israeli shekels, or NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, the Company anticipates that a material portion of Neovasc Medical’s and B-Balloon’s expenses will continue to be denominated in NIS. To the extent the U.S. dollar weakens against the NIS, Neovasc Medical and B-Balloon will experience a negative impact on their respective profit margins. To manage this risk, Neovasc Medical and B-Balloon have converted a relative portion of their respective cash surpluses into NIS and invested such amounts in NIS interest-bearing financial instruments as discussed above. These measures may not adequately protect the Company from material adverse effects due to the impact of inflation in Israel. However, the foreign currency exchange risk related to NIS denominated head-count related expenses has diminished as a result of the termination of a significant portion of the Israeli work force in the last quarter of 2008.

The military obligations of management and key personnel of Neovasc Medical and B-Balloon could materially adversely affect the Company’s results of operations.

The Company’s operations could be disrupted as a result of the obligation of management or key personnel of the newly acquired subsidiaries residing in Israel to perform military service there. While the Company currently has only 2 employees in Israel, these personnel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called for active military duty at any time. If these Israeli personnel are absent from the businesses for a significant period of time, the Company may experience disruptions in its business that could affect the development, sales or technical support of its products.

ITEM 4 INFORMATION ON THE COMPANY

We develop, manufacture and commercialize medical devices that address clinical needs in the vascular and surgical marketplace. We trade on the TSX Venture Exchange (Symbol: NVC, formerly MEV) in Canada. We currently own 100% interests in and operate through the following wholly-owned subsidiary companies:

  Neovasc Medical Inc. (formerly PM Devices Inc.), a company incorporated under the laws of the Province of British Columbia, Canada (“PMD”) ;

  Angiometrx Inc., a company federally incorporated under the laws of Canada (“ANG”) ;

  B-Balloon Ltd., a company organized under the laws of Israel (“B-Balloon”) ;

  Neovasc Medical Ltd., a company organized under the laws of Israel (“Neovasc Medical”) ; and

  Medical Ventures (US) Inc., a company incorporated under the laws of the State of Nevada, which is currently inactive.

A. History and Development of the Company

Name

Our legal and commercial name is Neovasc Inc. (formerly Medical Ventures Corp.).

Principal Office

Our principal office is located at Suite 2135 - 13700 Mayfield Place, British Columbia, Canada, V6V 2E4. Our telephone number is 604-270-4344. Our registered and records office and address for service in British Columbia is at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Incorporation and Continuation

We were incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000. We were continued under the Canada Business Corporations Act on April 19, 2002. We presently exist as a corporation under the Canada Business Corporations Act (“CBCA”). We file reports with the securities regulatory authorities in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, Canada. On July 1, 2008, concurrent with the consummation of the acquisition of B-Balloon and Neovasc Medical , we changed our name to Neovasc, Inc.

Capital Pool Company and Qualifying Transaction

We were a Capital Pool Company as defined in TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on March 12, 2002. As a Capital Pool Company, our business was to identify and evaluate opportunities for the acquisition of an interest in assets and businesses and, once identified, to complete a Qualifying Transaction by negotiating an acquisition or participation in such assets or business, subject to shareholder and TSX Venture Exchange approval. On March 12, 2002, we acquired all of the issued and outstanding shares of PMD. On May 14, 2003, we acquired all of the outstanding shares of ANG.

General Development of Our Business

General Development

The Company is a Canadian medical device company whose principal business is to acquire, develop and commercialize medical technologies that clearly address clinical needs in the vascular and surgical marketplace.

The Company was founded as a capital pool company under the policies of The TSX Venture Exchange Inc. (TSX-V) in 2000. On March 12, 2002, the Company acquired all of the issued and outstanding shares of PMD which served as the Company’s Qualifying Transaction as a capital pool company under the policies of the TSX-V.

PMD is a British Columbia-based company engaged in the research, development, manufacture and sale of medical devices that utilize its proprietary bovine and equine pericardium tissue technology. As a result of the acquisition of PMD, the Company started full operations in 2002. The Company started to manufacture its PeriPatchTM Sheet and the PeriPatch Sleeve products. Both proprietary products are used in the fields of general and vascular surgery. In addition, the Company continued to generate revenues from a range of contract activities related to product development and contract manufacture.

On May 14, 2003, the Company acquired ANG, a privately-owned medical technology company focused on the development and commercialization of the Metricath® System. The Metricath System is a catheter-based technology that allows cardiologists to measure arterial size and wall characteristics, select stent and other treatment devices and confirm stent deployment during interventional treatment of coronary and peripheral artery disease.

Since 2003, the Company has focused on the continued development of tissue and catheter products based on these two technology platforms, including obtaining the needed regulatory approvals in US, Canadian, European and other world markets. The Company sells its tissue products through a network of distributors. The Company sells Metricath directly through its own sales and clinical team in Canada and the United States and through distributors outside of Canada and the United States.

On July 1, 2008, the Company acquired Neovasc Medical and B-Balloon. Neovasc Medical was organized in April 2002 under the laws of the State of Israel and develops and intends to commercialize proprietary stent technology for the treatment of patients suffering from refractory angina, a condition resulting in reoccurring temporary shortage of blood to the heart muscle. B-Balloon was organized in March 2004 under the laws of the State of Israel and specializes in the development of catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostial locations or bifurcation locations. See “The Acquisition” below for more information relating to the terms of our acquisition of Neovasc Medical and B-Balloon.

Key developments of the Company’s business over the last five fiscal years include:

Metricath System Products

  On July 3, 2003, the Company announced FDA clearance to sell the Metricath™ Libra System in the United States. Metricath Libra provides “measure only” capability to users.

  On April 29, 2004, the Company received CE Mark approval for its Metricath Libra System. This approval allowed the Company to begin selling Metricath Libra products in the European Union.

  On August 10, 2004, Health Canada issued a medical device license for the Metricath System (Metricath Libra® and Metricath Controller unit). This license allows the Company to sell these products in Canada.

  On October 25, 2004, the Company expanded its ANG product line by introducing to the market a large size Metricath Libra catheter intended for use with the Metricath System.

  On November 29, 2004, the Company received 510(k) clearance from the FDA allowing it to expand the indications for its Metricath System products to include use in peripheral arteries.

  On August 11, 2005, the Company received 510(k) clearance from the FDA for the Metricath Gemini® dual-balloon catheter for peripheral artery procedures, which permits selling and marketing the Metricath Gemini in the United States for use in procedures to treat arteries outside of the heart.

  In May 2006, the Company announced it would initiate a direct sales strategy for the Metricath product line in the United States and Canada. The Company terminated its existing distribution agreement for the Metricath Libra (with Possis Medical) and subsequently hired and trained its own sales and clinical team to sell the Metricath Libra and Gemini products in the United States.

  In July 2006, the Company received European CE Mark approval for the Metricath Gemini, permitting the marketing and sale of the product in the European Union for both peripheral and coronary applications.

  Also in February 2007, Health Canada issued the Company a medical device license permitting the Metricath Gemini to be used in Canada in coronary artery applications. This license allows the Company to sell the Metricath Gemini product in Canada and enables the Company to seek additional regulatory approvals for the product in world markets requiring country-of-origin approval.

  Also in May 2007, the Company launched a new model of the Metricath Libra, specifically intended to treat peripheral (i.e., non-coronary) artery disease.

  In November, 2007, the Company filed its PMA application for FDA approval of the Metricath Gemini for use in coronary arteries in the United States. The application was finalized over three modules that were submitted from August to November 2007. The individual modules included information related to: (1) product manufacturing, (2) animal and laboratory testing, and (3) key data from the Gemini Angioplasty and Arterial Measurement Evaluation (“GAAME”) clinical trial conducted over the period November 2005-September 2007 that examined safety and efficacy of the Metricath Gemini device. On December 11, 2008, the Company participated in a telephone conference call with the FDA in connection with its PMA application, during which the FDA requested the submission of additional information and analysis. On March 15, 2009, the Company filed its final submission to the FDA and is awaiting a response.

  In Novermber 2008, as a result of the economic crisis and the poor sales growth of the Metricath the Company terminated its direct sales force. The Company does not currently have a sales channel through which to maintain any existing customers or increase revenues in the future.

PeriPatch Products

  On September 18, 2003, the Company received 510(k) clearance from the FDA to market the PeriPatch Sheet.

  On June 28, 2005, the Company received European CE Mark approval for the PeriPatch EQ Sheet, allowing the product to be marketed and sold throughout the European Union. PeriPatch EQ products are made using equine (horse) tissue rather than bovine (cow) tissue as used in standard PeriPatch products. Due to European concerns about the remote possibility of BSE (mad cow disease) transmission through bovine products, the Company made a strategic decision to sell equine products into this marketplace.

  In September 2006, the Company received a medical device license from Health Canada for the PeriPatch EQ Sheet. Canadian licensing enables the Company to seek additional regulatory approvals for the product in world markets requiring country-of-origin approval.

  In March 2007, the Company received 510(k) marketing clearance from the FDA for the PeriPatch Aegis, a PeriPatch Sleeve product designed for use during minimally invasive stapling procedures. The 510(k) marketing clearance allows the Company to commercialize the product in the United States.

  In February 2009, the Company received European CE mark approval for the PeriPatch Aegis. The 510(k) marketing clearance allows the Company to commercialize the product in Europe.

Financings

The Company has completed several private placement financings over the past five years, raising gross proceeds of $2 million in 2003, $5.85 million in 2004, $4.2 million in 2005, $7.5 million in 2006, $8.3 million in July 2008 and $2 million in April 2009.

On April 24, 2007, the Company completed a Canadian public offering raising gross proceeds of $7.74 million. A company controlled by Paul Geyer, the Company’s CEO and then-president, purchased 250,000 units in the financing, for gross proceeds of $1 million.

In connection with the acquisition of Neovasc Medical and B-Balloon, we raised gross proceeds of $8,325,004 by way of the issuance of units. See “The Acquisition – the Company Financing” below for more information.

On April 24, 2009, the Company completed a non-brokered private placement of 9.52 million units at a price of $0.21 per unit for aggregate net proceeds of $2 million. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.30 per share until April 24, 2010. Participants in the financing included the Frost Gamma Investment Trust , which holds 34.4% of the issued and outstanding common shares of the Company subsequent to the financing.

Capital Expenditures and Divestitures

Since January 1, 2004, the Company has made capital expenditures of approximately $2.3 million, primarily relating to the acquisition of our buildings and equipment. The Company expects to make capital expenditures of $100,000 in 2009, which are expected to be financed from the April 2009 financing.

The Acquisition

Background to the Acquisition

In the third quarter of 2007, at the direction of its Board of Directors, management of the Company initiated activities in order to investigate possible acquisitions of products and/or companies with vascular device products that complement the existing Metricath product line. Management recognized that, while

Metricath was gaining traction in the marketplace, sales growth was slower than desired and that additional near term revenues would be required in order to make the sales and distribution network cost effective. Management determined that the Company could leverage its growing direct sales force and distribution network to sell multiple products targeting its customer base. While offering additional products targeting these call points would not add significant selling costs, management felt that it could provide the potential for significant additional revenues. In addition, management believed that providing multiple items of interest to vascular customers rather than a single product line could better position the Company in the market.

In August 2007, at the direction of the Board, management of the Company began a search for suitable product acquisition candidates. As a result of its search activities, management determined in late 2007 that the products and capabilities of Neovasc Medical and B-Balloon were an excellent fit for the Company and there was a general interest on the part of all parties to proceed to negotiate an agreement for the Company to acquire Neovasc Medical and B-Balloon. Negotiations through the months of December 2007 and January 2008 culminated in the signing and announcement of the agreement dated January 30, 2008 (the “Acquisition Agreement”) to acquire all of the issued and outstanding securities of Neovasc Medical and B-Balloon (the “Acquisition”). The Acquisition was consummated on July 1, 2008.

Benefits of the Acquisition

As a result of the Acquisition, the Company believes it has a stronger product portfolio, which now includes multiple product platforms, potential for increased sales and strategic alliances, an increase in research and development capabilities and established financial participants and is better positioned to apply for a listing of the Company Shares on NYSE Amex, as detailed below.

Addition of Three New Technology Platforms

The Acquisition adds three new technology platforms to the Company’s portfolio. All of the new products complement the existing Metricath product line and seek to address the needs of the Company’s existing customers and sales call points. These products, once approved for sale, should have the positive effect of moving the Company from being a single product company to one that offers a suite of products used in the treatment of vascular disease, which should enable the Company to achieve higher sales over the long term than would be possible with its existing product lines. Additional potential benefits include enhancing the Company’s ability to meet its customer needs while enabling the Company to leverage fixed sales and marketing costs to generate revenues from multiple product lines. However, there can be no assurance that any new products will be approved for sale, that higher sales will be achieved from the addition of new products or that any additional benefits will be realized.

Subject to receipt of regulatory approvals, the first B-Balloon products are expected to be sold in Europe and the United States by late 2010 through the Company’s distribution network. The Neovasc Medical product is expected to be available for sale in the European marketplace by late 2009 to early 2010 following receipt of CE approval and in the United States following clinical trial requirements and premarket approval. However, there can be no assurance such regulatory approvals will be obtained, in the expected time frames or at all.

The Company intends to seek strategic partnering opportunities with a marketing partner once the market for those products is proven. However, there can be no assurance that any strategic partnering opportunities will be achieved.

Investment by Established Financiers with Strategic and Market Support

The lead investors in the Company financing (as described under “The Acquisition Agreement – the Company Financing” below, which we refer to as the “Company Financing”) are members of the Frost Group LLC, a Florida company (the “Frost Group”), who are principal investors in both Neovasc Medical and B-Balloon. The Frost Group and its members have financed successful ventures in the past and are expected to be important strategic investors in the Company. Both the Frost Group and the members of the Peregrine group of companies (the “Peregrine Group”), some of whose members are also principal investors in Neovasc Medical and B-Balloon, have access to many new life-sciences technologies and opportunities worldwide which may benefit the Company in the future. The Company believed that its cash on hand at closing combined with the proceeds of the Company Financing provides the Company with sufficient funds to finance operations for approximately 11 months post-Acquisition.

Proposed NYSE Amex Listing

The Company intends to seek a listing of the Company Shares on NYSE Amex on the earliest possible date after it complies with all NYSE Amex listing requirements. The Company believes that an NYSE Amex listing will raise the Company’s profile and introduce the Company to U.S. equity markets and investors where to date it has had minimal presence. However, NYSE Amex prescribes various listing criteria that the Company must meet, including the Company’s ability to continue as a going concern and maintain a share price above $3.00 prior to listing,. Accordingly, there can be no assurance that this listing will be obtained.

Increase in Research and Development Capabilities

Acquiring Neovasc Medical and B-Balloon increases the Company’s product research and development capabilities and also increases clinical support. The Company believes that increasing these capabilities will enhance its ability to develop additional products from internal programs as well as future programs derived from external sources. However, there can be no assurance that such additional products or future programs will be achieved.

The Acquisition Agreement

The following is a summary of the material terms of the Acquisition Agreement. A copy of the Acquisition Agreement has been filed as an exhibit to this Registration Statement and the discussion of the Acquisition Agreement in this Registration Statement is qualified in its entirety by reference to the full text of the agreement.

Summary

The Company, Neovasc Medical, B-Balloon, and two wholly owned Israeli subsidiaries of the Company formed for the purposes of consummating the Acquisition (which we refer to as “Merger Sub I” and “Merger Sub II”) entered into the Acquisition Agreement on January 30, 2008 pursuant to which the Company agreed to acquire all of the outstanding securities of Neovasc Medical (the “Neovasc Medical Securities”) and B-Balloon (the “B-Balloon Securities”) in exchange for issuing an aggregate of 5,858,000 securities of the Company (the “Company Securities”) to the securityholders of each of Neovasc Medical and B-Balloon. The Acquisition was completed by way of a merger of Merger Sub I into B-Balloon and Merger Sub II into Neovasc Medical pursuant to the Israel Companies Law 5759-1999 (the “Israel Companies Law”). At the time the Acquisition was effected, Neovasc Medical and B-Balloon became wholly-owned subsidiaries of the Company.

Neovasc Medical and B-Balloon were at arm’s length to the Company before the Acquisition. However, Neovasc Medical and B-Balloon have some shareholders and directors in common.

Issuance of Company Securities

Pursuant to the Acquisition Agreement, the total number of Company Securities issued to complete the Acquisition, but prior to giving effect to the Company Financing, was such that, at the effective time of the Acquisition on July 1, 2008 (the “Effective Time”), one-third were held by existing securityholders of the Company (the “Company Securityholders”), one-third were held by former securityholders of Neovasc Medical (the “Neovasc Medical Securityholders”) and one-third were held by former securityholders of B-Balloon (the “B-Balloon Securityholders”). All of the shares of Neovasc Medical and B-Balloon (on an as-converted basis) were exchanged for Company Shares. All outstanding warrants to acquire shares in the capital of Neovasc Medical (the “Neovasc Medical Warrants”) that were not exercised before the Effective Time were exchanged for common stock purchase warrants of the Company (the “Company Acquisition Warrants”) with substantially the same terms, exercisable for the Company Shares. All options to acquire shares in the capital of Neovasc Medical (the “Neovasc Medical Options”) and B-Balloon (the “B-Balloon Options”) were assumed by the Company (the “Company Assumed Options”) and became exercisable for Company Shares.

The Company had outstanding 5,736,134 Company Shares immediately prior to the Effective Time on a post-consolidation basis (see “Share Consolidation” below). The Company also had reserved up to 121,866 Company Shares for issuance upon exercise of certain outstanding common stock purchase warrants (the “Company Warrants”) and options (the “Company Options”), the terms of which were amended pursuant to the warrant and option offer described below under “Warrant and Option Offer”. Accordingly, there were a total of 5,858,000 Company Securities outstanding immediately prior to the Effective Time, on a post-consolidation basis.

A total of 11,716,000 post-consolidation the Company Securities were issued to the securityholders of Neovasc Medical and B-Balloon, allocated pro rata amongst those holders after giving effect to the liquidation preferences in the share capital structure of Neovasc Medical and B-Balloon. This resulted in a total of 17,574,000 post-consolidation Company Securities being outstanding following the Acquisition, not including the Company Financing.

Company Acquisition Warrants

The number and exercise price of the Company Acquisition Warrants issued on the closing date of the Acquisition (the “Closing Date”) in exchange for Neovasc Medical Warrants was determined by dividing the number and exercise prices of the outstanding Neovasc Medical Warrants at the Effective Time by an exchange ratio determined by Neovasc Medical’s pro rata distribution based on the liquidation preferences in its share capital structure (as adjusted to account for the consolidation of the issued and outstanding the Company Shares on a 20-for-1 basis immediately prior to the completion of the Acquisition, which we refer to as the “Share Consolidation”).

Based on 5,858,000 Company Securities outstanding immediately prior to the Effective Time, the Company issued 735,394 Company Acquisition Warrants with an exercise price of $1.38 per Company Share (post-consolidation). Of these, 656,300 Company Acquisition Warrants will expire on December 11, 2009, 65,600 will expire on December 11, 2010 and 13,494 will expire up to three years after December 11, 2009. These Company Acquisition Warrants have a cashless exercise feature, allowing the holder to exercise the warrant and receive a number of Company Shares equal to the difference between the market price of the Company Shares and the aggregate exercise price based on the market price of the Company Shares at the time of exercise, rather than paying the aggregate exercise price in cash.

Company Assumed Options

The Neovasc Medical Options and B-Balloon Options outstanding immediately prior to the Effective Time were assumed by the Company and were amended such that they now entitle the holders to purchase Company Shares rather than shares in the capital of Neovasc Medical (the “Neovasc Medical Shares”) or B-Balloon (the “B-Balloon Shares”). The number of Company Shares that may be purchased upon exercise of the Company Assumed Options was calculated by dividing the number of Neovasc Medical Options and B-Balloon Options by a ratio determined by giving effect to the liquidation preferences of Neovasc Medical and B-Balloon, as applicable, and the exercise price of each Company Assumed Option is a nominal amount. The Company Assumed Options are otherwise subject to the same expiry dates and other terms provided for in the original underlying Neovasc Medical and B-Balloon Options.

Based on 5,858,000 Company Securities outstanding immediately prior to the Effective Time, the Company reserved 1,096,715 Company Shares for issuance to holders of the Company Assumed Options. The Company Assumed Options are not included as part of the Company Options otherwise available under the stock option plan of the Company, referred to as the “Company Stock Option Plan” (and are not counted as part of its 10% limit).

Company Financing

A condition of completion of the Acquisition was that the Company complete a concurrent non-brokered private placement to raise minimum gross proceeds of $6,000,000. The actual proceeds raised were $8,325,004, from the sale of 2,081,251 units (the “Units”). The Units were issued at a price of $4.00 per Unit (post-consolidation basis) and consist of one Company Share and 0.62 of a common share purchase warrant (each a “Unit Warrant”). Each whole Unit Warrant entitles the holder to purchase one additional Company Share at an exercise price of $5.00 (post-consolidation basis) for a period of 18 months from the Closing Date. The Company completed a financing led by members of the Frost Group, a private investment group with significant expertise in the life sciences industry. Senior officers of the Company, including incumbent directors and officers and new directors appointed pursuant to the terms of the Acquisition, invested a total of $780,000 in the Company Financing.

The following sets out the fully diluted share capital of the Company immediately upon completion of the Company Financing on July 1, 2008.

	Number of Securities Upon Completion of Acquisition(1)	% of Total Upon Completion of Acquisition
Issued and Outstanding Company Securities after Share Consolidation and Warrant and Option Offer (2)	5,858,000	26%
Company Securities issued to former Neovasc Medical Shareholders	4,610,090
Acquisition Warrants issued to former holders of Neovasc Medical Warrants(3)	735,394
Company Shares reserved for issuance to former Neovasc Medical Optionholders)	512,516
Total Company Securities Allocated to former Neovasc Medical Securityholders(2)	5,858,000	26%
Company Securities issued to former B-Balloon Shareholders	5,273,800
Company Shares reserved for issuance to former B- Balloon Optionholders	584,200
Total Company Securities Allocated to former B-Balloon Securityholders	5,858,000	26%
Company Shares issued to the Company Financing investors	2,081,251	9%
Unit Warrants issued to the Company Financing investors	1,330,375	5%
Company Shares reserved for issuance under the Company Stock Option Plan	1,770,128	8%
TOTAL	22,755,754	100%

(1)	Reflects completion of the Share Consolidation, the Company Financing and the Warrant and Option Offer.
(2)	Includes 106,116 Company Amended Options and 15,750 Company Warrants.

Board Reconstitution

At the Effective Time, the Company’s Board was reconstituted and now consists of seven directors who were elected at the annual and special meeting of the Company’s shareholders held on June 3, 2008 (the “Meeting”) held to approve the Acquisition. Three of the existing directors nominated for appointment to the Board by management of the Company at the Meeting stayed on the Board. Of the remaining four directors, two were nominated by Neovasc Medical and two were nominated by B-Balloon. Neovasc Medical and B-Balloon each had the right to appoint one additional director to the Board at a later date (to be nominated by the sitting Board members appointed by Neovasc Medical or B-Balloon, as applicable, and appointed by the Board). On December 2, 2008 Efrem Kamen was appointed to one of the additional positions on the Board as a Director of the Company. In addition, the Company agreed to use its best efforts to cause the Company’s Board to re-nominate the same directors appointed at the Effective Time at the annual meeting of shareholders for 2009.

Lock Up Agreements

Prior to the Effective Time, each of the Company, Neovasc Medical and B-Balloon caused to be delivered to the other parties, lockup letter agreements. Those persons who are directors, senior officers and other insiders of the Company subsequent to the Acquisition (the “Resulting Issuer”) agreed to lock up all of their Company Shares (including shares acquired upon exercise of any Company Securities) for a period of one year after the Closing Date. The total number of securities which are subject to lock-up is approximately 60% of the issued and outstanding Company Shares on a fully diluted basis.

Reciprocal Indemnity Provisions and Holdback Escrow

The Company agreed to indemnify Neovasc Medical and B-Balloon for any losses arising out of a material breach of any representation, warranty or covenant by the Company under the Acquisition Agreement by issuing additional Company Shares to the former holders of the shares of Neovasc Medical and B-Balloon (on an as-converted basis), as applicable, on a pro rata basis, based on the market price of the Company Shares, for up to 10% of the Company Securities issued in the Acquisition. Likewise, Neovasc Medical has agreed to indemnify the Company and B-Balloon, and B-Balloon has agreed to indemnify the Company and Neovasc Medical, on the same basis, with the exception of certain tax matters, and Neovasc Medical and B-Balloon have agreed to return up to 10% of the Company Shares issued in the Acquisition to the Company for cancellation. As security for the indemnity obligations of Neovasc Medical and B-Balloon, the Company has held back 10% of the Company Shares to be issued to each shareholder of Neovasc Medical (the “Neovasc Medical Shareholder”) and B-Balloon (the “B-Balloon Shareholder”) and has deposited them under an escrow agreement. The Company Shares deposited under the escrow agreement are held by counsel to one of the parties as escrow agent and, provided no claims have been made prior to that time, will be released on the day that is 364 days after the Closing Date.

Israeli Tax Ruling

Each of the Company, Neovasc Medical and B-Balloon agreed to use commercially reasonable efforts to cause the merger of Neovasc Medical and Merger Sub II (the “Neovasc Medical Merger”) and the merger of Merger Sub I and B-Balloon (the “B-Balloon Merger”), both under the Israel Companies Law, to qualify for a tax deferral under the Israel Income Tax Ordinance (the “Israeli Tax Ruling”). In addition, Neovasc Medical and B-Balloon agreed to cause their advisors to apply for the Israeli Tax Ruling with respect to the Neovasc Medical Merger and B-Balloon Merger by which eligible Israeli Neovasc Medical Securityholders and B-Balloon Securityholders were, if electing to accept the conditions stipulated in the Israeli Tax Ruling, entitled to certain tax deferrals on the exchange of securities in the Acquisition, subject to the conditions imposed in the Israel Tax Ruling. This minimized the Company’s obligations to withhold Israeli tax at source with respect to the Neovasc Medical and B-Balloon Securityholders and allowed the Company to deposit certain the Company Securities in escrow pending payment of such

Israel tax due. However, not all Neovasc Medical or B-Balloon Securityholders chose or were eligible to elect to benefit from the Israeli Tax Ruling, and the Company was liable to withhold Israeli tax at source by way of cash payment from its working capital against the issuance of the Company Securities to the Neovasc Medical Securityholders or B-Balloon Securityholders.

U.S. Tax-Free Reorganization

The Acquisition was structured to qualify as a tax-free reorganization for U.S. federal income tax purposes pursuant to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for the benefit of Neovasc Medical Shareholders and B-Balloon Shareholders that reside in the United States. Under such a reorganization, U.S. shareholders who owned Neovasc Medical Shares and/or B-Balloon Shares were able to defer their realized gains on the transfer of such shares to the Company under the Acquisition for U.S. federal income tax purposes, subject to certain conditions, including for shareholders holding 5% or more of the share capital of Neovasc Medical or B-Balloon, as the case may be, execution of a gain recognition agreement (the “GRA”).

For such 5% shareholders, the tax-free treatment was afforded unless certain triggering events under the GRA occur, in which case, the taxpayer will be required to pay the tax that was otherwise deferred, plus an interest charge relating to the tax deferral. Triggering events under a GRA for Neovasc Medical and B-Balloon Shareholders will occur if, among other items solely in the control of the taxpayer, any of the following dispositions occur, in a transaction that would not otherwise be afforded tax-free treatment, before the close of the fifth taxable year (but not less than 60 months) following the close of the taxable year in which the Closing Date occurs: (a) the disposition, in whole or in part, by the Company of the Neovasc Medical Shares or B-Balloon Shares; or (b) the disposition of substantially all of Neovasc Medical’s or B-Balloon’s assets.

The Company, Neovasc Medical and B-Balloon agreed to use their respective commercially reasonable efforts to cause the Acquisition to qualify as a tax-free reorganization under the Code and not to take any actions that would reasonably be expected to cause the Acquisition to not so qualify. The restrictions on the Company’s transfer of the shares or assets of Neovasc Medical and/or B-Balloon may inhibit a strategic opportunity available to the Company in the future.

Israeli Prospectus Requirement

The issuance of the Company Securities to Neovasc Medical Securityholders and B-Balloon Securityholders was premised on the condition that the publication of an Israeli prospectus would not be required. The Company applied to the Israeli Securities Authority, asking it to determine that the issuance of the Company Securities to Neovasc Medical Securityholders and B-Balloon Securityholders under the circumstances of such issuance would not require the publication of a prospectus; or, alternatively, to confirm that the Israeli Security Authority would not take enforcement action if the offering of the Company Securities is executed without publication of a prospectus.

The Israeli Securities Authority confirmed that it would, under the circumstances presented in the Company’s application, recommend not taking enforcement measures against the Company in connection with the offering of the Company Securities to holders of Neovasc Medical Securities and of B-Balloon Securities.

Share Consolidation

The Company’s authorized share capital consists of an unlimited number of the Company Shares, of which 111,209,545 Company Shares were issued and outstanding as of June 30, 2008 (on a pre-consolidation basis). Concurrently with the Acquisition, the issued and outstanding Company Shares were consolidated on a 20 for 1 basis, such that 20 existing Company Shares were replaced by one new Company Share.

The Company continues to have authorized an unlimited number of Company Shares. As of May 25, 2009, there are a total of 27,384,365 Company Shares issued and outstanding.

Name Change

Concurrent with the completion of the Acquisition, having obtained the necessary shareholder and regulatory approvals, we changed our name to “Neovasc Inc.”.

Warrant and Option Offer

In connection with the Acquisition, the Company concurrently made an offer (the “Warrant and Option Offer”) to all of the holders of the Company Warrants and the Company Options outstanding as at April 30, 2008 to: (a) repurchase those Company Warrants in exchange for Company Shares; and (b) amend the Company Options whereby (i) they would be removed from the Company Stock Option Plan, (ii) their respective exercise prices would be reduced to $0.20 per share (post consolidation), and (iii) the number of Company Shares that would be issuable upon their exercise would be reduced (as so amended, the “Company Amended Options”).

The offer to repurchase the Company Warrants was made based on the value of such securities calculated by the Board using a modified (discounted) Black Scholes valuation method. The Company Warrants were repurchased in exchange for the Company Shares at an approximate ratio of one Company Share for each 4.75 or 5.75 Company Warrants held.

The offer to amend the Company Options was made based on the value of such securities calculated by the Board using a modified Black Scholes valuation method, with a discount factor that was set by the Board in its discretion. The Company Amended Options are not included as part of the Company Options otherwise available under the Company Stock Option Plan (and will not be counted as part of its 10% limit).

An aggregate of 175,657 Company Shares were issued for the repurchase of Company Warrants. A total of 15,750 Company Warrants remain outstanding (on a post consolidation basis), and there are 106,116 Company Amended Options outstanding. The Warrant and Option Offer was completed to effectively increase the percentage of Company Shares retained after the Acquisition by then-current shareholders of the Company (the “Company Shareholders”), since, as noted above, the total number of Company Securities issued to complete the Acquisition was calculated to ensure that, prior to giving effect to the Company Financing, one-third of the Company Securities would be held by existing Company Securityholders, one-third would be held by former Neovasc Medical Securityholders and one-third would be held by former B-Balloon Securityholders. In other words, the consideration for the Acquisition was based on the fully-diluted number of Company Shares outstanding on the Closing Date, so reducing the number of Company Warrants and Company Options outstanding increased the number (as a percentage) of the aggregate outstanding Company Shares held by current Company Shareholders as a result of the Acquisition.

All Insiders of the Company accepted the Warrant and Option Offer and their holdings represent approximately 13% of the outstanding Company Warrants and 56% of the outstanding Company Options.

The Warrant and Option Offer was conditional upon completion of the Acquisition. The Warrant and Option Offer was made to the holders of the Company Warrants and the Company Options in separate offering documents.

By voting in favor of the Acquisition, the Company Shareholders were deemed to support the Warrant and Option Offer.

B. Business Overview

Description of Business

The Company develops, manufactures and commercializes medical devices, focusing on products that address clinical needs in the vascular and surgical marketplace.

The Company was established to develop and commercialize a portfolio of medical devices. The Company generates revenue from the distribution, licensing or sale of each of these products.

The Company currently carries on business through its wholly owned subsidiaries, ANG, PMD, Neovasc Medical and B-Balloon.

Business of ANG

ANG is focused on the development and commercialization of catheter-based technologies, including the Metricath System. The Metricath technology was developed to provide physicians with a tool for precise arterial measurement and these activities were completed in conjunction with an experienced vascular physiologist and well-established practicing cardiologists.

The Metricath Libra System is cleared for sale in the United States, Europe and Canada. The Metricath Gemini is cleared for sale in Europe for peripheral and coronary applications, in Canada for all coronary applications and in the United States for peripheral artery procedures. Approval from the FDA for the Company’s PMA application will allow the Metricath Gemini to be marketed for use in coronary artery applications in the United States.

General Development of ANG’s Business

The Company acquired all shares of ANG on May 14, 2003.

ANG was incorporated as a privately owned company on January 15, 2001. Effective January 31, 2001, ANG acquired the license rights to the Metricath technology from Nexsten Medical Device Partnership (“Nexsten Partnership”). The rights to the core elements of the Metricath technology were held by Nexsten Partnership pursuant to an exclusive license agreement with Innovation Associates Catheter Company, LLC (“IACC”) of Seattle, Washington, U.S.A. Subsequently, additional patents related to the improvement of Metricath were filed and are owned by ANG.

Catheter Products

ANG ’s catheter products are designed to be used during a procedure known as angioplasty, which treats partially blocked arteries (caused by an accumulation of fats and cholesterol, or “plaques”).

The Metricath System

The Metricath System is a balloon-catheter-based technology that allows doctors to precisely measure arterial diameter and area, as well as stent diameter and area, during interventional treatment of coronary and peripheral artery disease. ANG ’s Metricath catheters allow doctors to make accurate measurements of the interior of a given area of artery (“lumen measurement”). These measurements help doctors to diagnose and treat artery blockages, often with the implantation of a small cylindrical mesh tube known as a stent, which prevents the artery from re-closing. The measurements provided by Metricath products are of particular value in helping the doctor to select the correct sized balloon catheter or stent to treat an artery. Metricath catheters can also be used to take measurements inside an implanted stent to ensure that it is fully open. This technology has been discussed in certain published studies including “Assessment of stent dimensions with a novel intracoronary balloon-based system: comparative study versus intravascular ultrasound and quantitative coronary angiography. The CAMUS – Coronary Angioplasty Metricath vs. Ultrasound Trial.” Van der Giessen et al., EuroIntervention, vol 1. 2005, pp244-251.

The Metricath System is composed of the Metricath Controller, a compact console unit, and Metricath catheters, which are available in two models: Metricath Libra measure-only catheters and Metricath Gemini measure-and-treat catheters. The Metricath catheters are sterile and disposable. They can be used to take multiple measurements in a patient during a single procedure, but cannot be re-used in multiple procedures or patients.

Metricath Controller

The Metricath Controller is a microprocessor-based device that controls operation of the Metricath catheter in order to take vessel measurements and display the results. The controller is small in size and mounts on an intravenous pole. Controller units are sold at a minimal margin or, in many cases, are loaned into centers to encourage adoption and utilization of disposable catheters.

First Generation Catheter: Metricath Libra

The Metricath Libra is a low-pressure balloon catheter used for vessel or stent measurement. It allows the user to quickly and accurately measure arterial diameter and area as well as implanted stent diameter and area. By measuring the size of the native (healthy) vessel the doctor can select the correctly sized balloon catheter or stent for treatment. By comparing the in-stent to native (healthy) vessel measurements, a doctor can accurately confirm whether an implanted stent has been fully deployed. This technology has been discussed in certain published studies including “Assessment of stent dimensions with a novel intracoronary balloon-based system: comparative study versus intravascular ultrasound and quantitative coronary angiography. The CAMUS – Coronary Angioplasty Metricath vs. Ultrasound Trial.” Van der Giessen et al., EuroIntervention, vol 1. 2005, pp244-251 and “Three-Dimensional Balloon Catheter Sizing Identifies Significant Underdeployed Stents Using Conventional Methods in Renal Arteries” Aqel et al., The Journal of Invasive Cardiology, ISSN: 1042-3931. Volume 20, Issue 6, June 2008, Pages 270-276.

Second Generation Catheter: Metricath Gemini

The Metricath Gemini catheter combines the measurement capabilities of the Metricath Libra with a separate, high-pressure angioplasty treatment balloon. This allows the user to both measure and treat (open up, or “dilate”) a vessel using a single catheter. It can be used as a stand-alone angioplasty catheter or in conjunction with the Metricath Controller to allow precise arterial and stent lumen measurements, which can then be used to confirm proper stent deployment.

To use the Metricath system, the doctor prepares and connects the measurement catheter to the controller unit. The catheter is inserted through the patient’s vasculature to the site of interest using standard clinical techniques. When the balloon section of the catheter is located within the section of the vessel to be measured, the doctor has an assistant press a button on the controller to make a measurement. This automatically inflates the balloon at the tip of the catheter so that it makes gentle contact with the vessel walls. By measuring the differential volume of fluid infused into the balloon and the fluid pressure in the balloon (caused by contact with the vessel wall), the Metricath controller is able to accurately calculate the cross sectional area and diameter of the vessel. The measurement cycle takes about 30 seconds. Results are displayed immediately on the controller screen.

Following a measurement, the physician can remove the catheter from the vessel or re-position it to take measurements at different locations within the vasculature. When the procedure is finished, the measurement catheter is discarded.

Typically, the doctor will use Metricath in order to precisely measure the reference vessel on either side of a lesion prior to implanting a stent. The doctor will then use this information to select the optimum stent size for implantation. After implanting a stent, the doctor often will choose to make Metricath measurements inside the stented areas of artery to confirm that the stent has fully deployed. In many instances, such in-stent measurements can detect an under-expanded section of a stent, in which case the physician can undertake additional steps to ensure complete deployment and maximize blood flow through the area. The Metricath Gemini catheter features a high-pressure angioplasty balloon which can be used for this purpose.

Core aspects of the Metricath technology are owned and have been patented by IACC in the U.S. and in related patent applications in Europe and Canada. Pursuant to a license agreement effective as of March 30, 2001 and as amended April 28, 2003; June 29, 2005; and December 31, 2006; between ANG/the Company and IACC, the Company holds an exclusive worldwide license to use, manufacture and sell products covered by the Metricath patent. In consideration for the license, ANG/the Company paid US$30,000 (CDN$47,601) in 2002 and made minimum royalty payments until September 30, 2006. Under the current agreement, the Company is obligated to pay royalties to IACC of 4% on net sales where the technology is covered by an issued patent until December 31, 2012. From January 1, 2013, to December 31, 2020, IACC will be entitled to a royalty of 2% of net sales. In countries where no patent is in force, the Company will pay a royalty of 2% of net sales until December 31, 2012; and from January 1, 2013, to December 31, 2020, IACC will be entitled to a royalty of 1% of net sales. After December 31, 2020, the Company has a perpetual royalty-free license to the Metricath technology.

Regulatory Status

The Metricath Libra System has FDA 510(k) marketing clearance for the United States, CE Mark approval for the European market and a medical devices license from Health Canada Therapeutic Products Directorate. These approvals allow the Company to sell the Metricath Controller and Metricath Libra catheter in the United States, Europe and Canada. Canadian licensing enables the Company to obtain additional regulatory approvals for the Metricath System’s products in a number of Asian, Latin American and other world markets that require country-of-origin regulatory approval for medical device products.

ANG also has 510(k) clearance from the FDA to expand the use of Metricath to peripheral artery indications; specifically, in the renal, femoral and iliac arteries. The 4-8 mm range size Metricath Libra catheter complements the Metricath product line by providing size measurements in the range typical of larger arteries in the peripheral vasculature. This larger measurement capability increases the overall number of procedures where Metricath products can be used, since Metricath System users can now precisely measure the size of arteries and confirm stent deployment across a broad range of sizes: from 1.8 mm to 8.0 mm in diameter.

In August 2005, ANG received 510(k) clearance from the FDA to market the first Metricath Gemini products in the United States for peripheral artery procedures. Entering this niche market within the United States enables the Company, through ANG, to introduce the device to the interventional marketplace and allow that market to become familiar with the attributes of the technology. A clinical trial for coronary applications with the Metricath Gemini catheter began in late 2005. In Q4 2007, ANG completed the patient enrolment phase of the GAAME trial, and subsequently submitted a modular pre-market approval application to the FDA. Approval from the FDA will allow the Metricath Gemini to be marketed for use in coronary artery applications in the United States.

In July 2006, ANG received European CE Mark approval for the Metricath Gemini (covering all vascular applications – both coronary and peripheral) from its notified body, TÜV Rhineland of North America. This permits the marketing and sale of the Gemini in the European Union. ANG received Canadian licensing for the Metricath Gemini for use in coronary applications in February 2007.

On April 15, 2008, we received an interim response to our pre-market approval application for the Metricath Gemini from the FDA. The response requests additional information related to clinical and non-clinical aspects of the application. We are assembling the requested information with the assistance of the investigational sites that participated in the GAAME clinical trial. Furthermore, the FDA has successfully completed scheduled field audits of select GAAME trial sites; the Thoraxcenter in Rotterdam, Netherlands, the study’s principal investigative site; and the University of Oklahoma Medical Center, the trial’s highest enrolling U.S.-based site. The FDA also scheduled an inspection of our manufacturing and sterilization facility as part of the PMA application process. The FDA inspection was successfully completed in June 2008. In the first quarter of 2008, we completed an annual quality manufacturing system audit and we were granted renewal of our ISO 13485:2003 approval standard.

As with the Metricath Libra, the Company believes the Metricath Gemini catheter has significant benefits over products currently in the market and is committed to investing in the approval and commercialization of the device.

The Company met with FDA representatives on December 11, 2008 to discuss certain aspects if the PMA application for the Gemini product and filed its final application on March 15,2009.

Business of PMD

PMD produces a line of proprietary, animal tissue-based products designed for use in cardiac, vascular and general surgery. These include the PeriPatch Sheet, PeriPatch EQ Sheet, PeriPatch Sleeve and PeriPatch Aegis – a PeriPatch strip for minimally invasive surgical procedures.

The PeriPatch Sheet and the PeriPatch Sleeve are cleared for sale in the United States, Canada and Mexico. The PeriPatch EQ Sheet is approved for sale in the European Union and in Canada. The PeriPatch Aegis was cleared for sale in the United States late in the first quarter of 2007. The Company, through PMD, sells its surgical and tissue products through a network of country-specific distributors. The Company’s goal is to steadily increase the number of distributors carrying its products and/or the breadth of markets where its products are available, in addition to further market penetration through existing distributors.

The Company is working to incorporate its tissue technology into new products or to otherwise leverage its development and manufacturing capabilities in conjunction with third parties. The Company provides contract manufacturing, consulting and development services to a number of other medical device companies when these services fall within the Company’s scope of expertise and capabilities.

General Development of PMD’s Business

PMD was incorporated in 1998 by Paul Geyer and Charles Laszlo (each as to 50%) for the purpose of acquiring certain technologies developed by Mitroflow International Inc. (“MII”) and to use and leverage these technologies, specifically the bovine pericardium tissue technology, in current and new applications, and to perform contract development and manufacturing services. In 1999, Messrs. Geyer and Laszlo sold MII to Sulzer Medica Ltd. (then traded on the New York Stock Exchange), a large Swiss multinational company engaged in the development and sale of medical devices and related products. Since acquiring MII’s technologies in 1998, PMD has continued to leverage the bovine pericardium tissue technology and to carry out contract manufacturing services.

PMD has two main areas of growth: (i) proprietary products and (ii) contract development and manufacturing based on proprietary technology.

Proprietary Products

PeriPatch Sheet & PeriPatch EQ Sheet

The PeriPatch Sheet is a flexible tissue patch cut from a uniform area of chemically treated bovine pericardium. This patch is biocompatible, durable and resistant to tearing. The PeriPatch Sheet is used for internal tissue repair as part of cardiovascular or general surgical repair procedures. The material is often used by surgeons to reconstruct damaged or diseased areas of the heart or vasculature. The technology was originally developed by MII for use in a bioprosthetic heart valve and then adapted for use as a patch material. The PeriPatch Sheet is in the commercial production stage. It was first developed in 1992 by MII and was introduced to the Canadian and European marketplace in the fall of 1993.

PMD has Canadian market approval to sell the PeriPatch Sheet in Canada as a Class IV medical device through Health Canada’s Therapeutics Products Program. The Company also has 510(k) clearance from the FDA to market the PeriPatch Sheet in the United States for cardiovascular and general surgical procedures. The PeriPatch Sheet is also approved for sale in Mexico.

PMD ’s PeriPatch EQ Sheet, made from equine (horse) rather than bovine (cow) pericardium tissue, is used to surgically repair soft tissue deficiencies. It is a rectangular shaped patch made out of equine pericardium that is processed with a proprietary chemical treatment to produce a surgical patch that is flexible, thin, biocompatible and durable.

The PeriPatch EQ Sheet has European CE Mark approval, allowing the product to be marketed and sold throughout the European Union. Over the past few years, there has been increasing European government concern with bovine-based products in the European marketplace. The PeriPatch EQ Sheet replaced the Company’s bovine product in the European market and enables the Company to offer an alternative, non-bovine PeriPatch product. In July 2006, PMD received licensing for the PeriPatch EQ Sheet from Health Canada. This country-of-origin certification facilitates securing additional international regulatory approvals where the use of bovine materials is restricted.

PeriPatch Sleeve

PMD has developed a device known as the PeriPatch Sleeve. The PeriPatch Sleeve is intended for staple line reinforcement and is made from a uniform section of processed bovine pericardium shaped into a sleeve that fits over a surgical stapling gun. The PeriPatch Sleeve is typically used to help reduce air and fluid leakage at surgical staple lines during procedures such as lung and stomach volume reduction (gastric bypass).

PMD currently has Canadian market approval to sell the PeriPatch Sleeve in Canada as a Class IV medical device through Health Canada’s Therapeutics Products Program. PMD also has 510(k) clearance from the FDA to market the PeriPatch Sleeve in the United States for cardiovascular and general surgical procedures. The PeriPatch Sleeve is also approved for sale in Mexico.

PeriPatch Aegis

In 2006, the Company’s research and development team began developing the PeriPatch Aegis, a new PeriPatch Sleeve intended for use specifically with minimally invasive or “endoscopic” staplers. These long handled staplers are used when operating through small incisions in the abdomen. The PeriPatch Aegis is a system used to reinforce surgical staple lines during procedures such as bariatric surgery to treat morbid obesity, and thoracic surgery to treat certain kinds of lung disease. When used in conjunction with standard surgical staplers, the device may help physicians to reduce leakage and bleeding around staple lines. It can be used in minimally invasive laparoscopic and endoscopic procedures as well as in traditional open surgeries. The Aegis product incorporates the Company’ s proprietary PeriPatch bovine (cow) tissue technology.

The PeriPatch Aegis was granted FDA 510(k) marketing clearance in March 2007, and was introduced into the U.S. market in a preliminary launch in Q3 2007.

Contract Development and Manufacturing

The Company, through PMD, endeavors to incorporate its tissue technology in new products and to otherwise leverage its development and manufacturing capabilities by working in conjunction with third parties. Currently, the Company’s third-party activity includes supplying pericardial tissue to companies focused on developing treatments for aortic valve disease and a covered stent product for intended use in the treatment of aneurysms and perforations as well as the re-stenting of blocked saphenous vein grafts (“SVGs”). The Company also provides consulting, development and manufacturing services to a number of other medical device companies when these services fall within the Company’s scope of expertise and capabilities.

Revenue earned from various contract agreements varies throughout the year depending on the number of customers requesting contract development and manufacturing services and their need for those services at any given time. The Company’s revenue may be adversely impacted by the cancellation of a development project by a customer or its inability to find new customers once a specific development project is completed. The Company’s revenues may also be adversely impacted if a customer decides to move its manufacturing contract to another supplier other than the Company or if the sales of a customer are impacted by other competitors and their demand for manufacturing services declines.

Market Opportunity

Market for Cardiovascular Products

In recent years, cardiac disease has emerged as a leading cause of death worldwide, particularly in developed countries. The World Health Organization reported that 16.7 million deaths in 2003 (29.2% of total global deaths) were caused by some form of cardiovascular disease. Though the rate of cardiac disease is highest in developed countries, developing countries are seeing an increase in the occurrence of cardiac disease, as well as a corresponding rise in the number of heart-related deaths. The World Health Organization estimates that by 2010, cardiac disease will surpass AIDS as the leading cause of death in developing countries. According to the 2006 Statistical Update published by the American Heart Association (AHA), 71.3 million American adults suffer from one or more types of cardiovascular disease (CVD). We believe that there are significant market opportunities for companies that can provide cardiovascular and related vascular products. We also believe that the market opportunity for interventional cardiology procedures will continue to grow for the near future. The Company is targeting under-serviced markets in the cardiovascular arena that require better, cost-effective medical products.

Catheter Products

The field of interventional cardiology has grown rapidly since the first angioplasty was performed in 1977. In 2003, over one million angioplasties were performed in the United States alone. Of these, over 750,000 were balloon angioplasty (“Percutaneous Transluminal Coronary Angioplasty” or “PTCA”) procedures involving the implantation of a stent. Globally, US$6 billion is spent annually on stents, while the PTCA (angioplasty) balloon catheter market exceeds US$700 million (Millennium Research Group, 2002).

Accurate measurement is believed to be an important factor in patients’ post-procedure outcomes, as it helps doctors confirm that stents are deployed properly within arteries. This has been discussed in published studies such as CRUISE (Journal of the American College of Cardiology, vol. 23, 2000) and AVID (Journal of the American College of Cardiology, vol. 28, 1999) and TULIP (Journal of the American College of Cardiology, vol. 30, 2003. Intravascular Ultrasound (“IVUS”) is the current clinical “standard” for making precise size measurements within arteries. However, while IVUS provides detailed information related to the vessel, its cost and the time required to use are prohibitive for clinical routine use and we estimate that at present IVUS is only used in less than 15% % of procedures . IVUS typically costs about $1000 per use for the disposable catheter and adds approximately 10 minutes to procedure time for set up, use and analysis of the acquired images.

The Company believes there is an unmet need for a clinical tool that can more quickly, accurately and inexpensively measure vascular diameter and area. The Company developed the Metricath product with the goal of meeting this need. Metricath does not provide the detailed image information related to vessel structure which IVUS does – Metricath only provides the basic information related to precise vessel size. However, the cost and time required to use Metricath are each approximately 50% less than that required for IVUS.

Tissue Products

The PeriPatch Sheet is approved for a range of surgical procedures as defined in the FDA cleared indications for use: “PeriPatch Sheet is intended for use as a surgical patch material for cardiac and vascular reconstruction and repair, soft tissue deficiency repair and reinforcing the suture line during general surgical procedures.”

This may include:

  cardiac and vascular reconstruction repair;
  hernia repair (open & laparoscopic);
  atrial and ventricular septal defects;
  heart reconstruction (i.e. aneurysms);
  pediatric cardiac surgery;
  pelvic floor reconstruction;
  stress urinary incontinence treatment; and
  vaginal and rectal prolapse repair.

We estimate that approximately 1.6 million procedures are undertaken annually in the United States that could utilize the PeriPatch Sheet. The market consists of both synthetic and tissue-based products. Indications (the nature of the medical problem) play an important role in patch selection as there are tradeoffs in material characteristics. Our own market research has suggested that currently synthetic products are used in about 75% of procedures and tissue-based products are used in 25% of procedures.

Surgeons are the end-users of the Company’s tissue products. As the manufacturer, the Company sells its products to distributors who in turn sell the products to hospitals/surgeons. In addition, the Company believes that bariatric surgery to treat obesity, commonly referred to as stomach stapling, is one of the fastest-growing medical procedures in the United States. According to a 2007 Frost & Sullivan report, it is expected that more than 200,000 bariatric surgeries were performed in 2007, up from only about 13,000 in 1998. It is also estimated that bariatric surgery will exceed 30 per cent growth over the next few years. The bariatric surgery market is a primary target for the Company’s PeriPatch Aegis tissue product.

Marketing and Distribution

Components of the Company’s marketing program include: sponsorship of clinical trials and case studies; introduction of new promotional brochures, completion of annual post-market surveillance; direct meetings with interventional cardiologists, vascular surgeons and radiologists to develop key opinion leaders and to further business relationships; development of training sessions for the Company’s products; and attendance at major trade shows and congresses. The Company sells its products through a mix of direct sales and third-party distribution channels.

The Company’s pricing policy is based on what a local market will bear and the underlying cost of the product. Distributors are required to provide the Company with local market information such as similar product pricing and quantities sold, along with any other relevant economic factors to assist in determining an effective pricing and distribution strategy for their market or territory. As a result, product prices may vary slightly from country to country. Product discounts are taken into consideration when units are ordered in multiples.

After-sales service, maintenance and warranties are standard with most medical devices so they are not considered a significant competitive factor. In the case of the Company’s surgical tissue products, once a product is implanted, there is no opportunity or requirement for after-sales service or maintenance.

There can be no assurance that any of the Company’s marketing and distribution objectives will be achieved to any material extent or at all.

Metricath Products

In late 2004, the Company released the Metricath Libra large vessel (4-8mm) catheter in the United States and received 510(k) clearance from the FDA to market the Metricath Gemini balloon catheter in the United States for peripheral artery procedures. The Company introduced the Metricath Gemini to the peripheral marketplace through a limited “beta” launch in the U.S. in the first quarter of 2005. Customer feedback from this launch was used to make slight improvements to the Metricath Gemini System prior to a full product rollout. The Metricath Gemini received regulatory approval for the peripheral and coronary markets in the European Union in July 2006, and a product rollout was initiated late in the third quarter of the same year. As indicated previously, the Company received regulatory approval for the Metricath Gemini in Canada for coronary applications in February 2007.

Principal goals for 2007 were to support existing distribution channels to increase sales and to develop Metricath key opinion leaders through activities such as sponsoring teaching seminars, presentations at medical forums, research grants and the like that would highlight the functionality and efficacy of the Metricath System. The Company was successful in introducing refined products into strategic markets and initiating research and incorporating Metricath products into educational programs in several key institutions. The Company also completed enrolment in its GAAME clinical trial and submitted a pre-market approval application for FDA approval of the Gemini catheter for coronary applications.

The Company determined it would have the best potential for success in the North American market with a direct sales model. In the second quarter of 2006, the Company terminated an existing distribution agreement for the Metricath Libra and hired and trained a team of sales and clinical specialists to distribute the Metricath Libra and Gemini products in the United States and Canada. In the third quarter of 2006, the team began building relationships with key opinion leaders and working to secure clinical evaluations for the product line. At the end of 2008 the Company suspended its direct sales approach and has scaled back its US based sales force. The Company will continue to service existing accounts and maintain contact with key opinion leaders through its internal marketing group, but expects sales of Meticath products to decline significantly in 2009. The Company is presently working to arrange distribution of Metricath products in the US through a suitable third party distributor.

The Company will continue to sell the Metricath System directly in the United States and Canada and is now looking for a strategic partnership with a suitable third party distributor to increase the sales of the product. The Company will continue to sell the Metricath System through third-party distributors in the European Union, Latin America and Asia.

PeriPatch Products

During 2008, the Company’s proprietary tissue products were sold via distributors. The Company is responsible for providing training and promotional materials to the distributors. All advertising costs are the responsibility of the distributor. The Company actively assists the distributors to maximize sales.

The distributors use their own sales forces to actively sell the Company’s products to surgeons and/or hospitals. The Company’s sales and marketing staff is responsible for managing the existing distributor network as well as obtaining new distributors in selected target markets. The Company’s goal is to steadily increase the number and reach of distributors each year. Currently, the Company has distribution agreements for the PeriPatch products covering the United States, Canada, Mexico, Greece, UK, France, Italy, Scandinavia, Middle East, Spain, Russia and Turkey.

The Company has been successful in securing distributors in North America to sell the PeriPatch Sheet and the PeriPatch Aegis. The Company continues to grow sales of the PeriPatch Sheet in Canada by focusing on vascular, general and cardiac surgeons.

Pursuant to an agreement signed in the fourth quarter of 2005, ITOCHU International Inc. (“ITOCHU”) was granted exclusive distribution rights to the PeriPatch Sheet and PeriPatch Aegis in the United States. ITOCHU is the North American subsidiary of ITOCHU Corporation, a Fortune Global 500 company. The Company and ITOCHU launched the PeriPatch product line in the United States market in the first quarter of 2006, focusing on sales to vascular, cardiac, general and bariatric surgeons. The PeriPatch product roll out generated a significant increase in revenue for the Company in fiscal 2006. The Company began limited marketing of the PeriPatch Aegis in Q3 2007.

On December 22, 2008 the Company terminated the distribution agreement with ITOCHU as the Company has identified alternate third party distributors, such as Lemaitre Vascular Inc. (“LeMaitre”), whom the Company believes are better positioned to represent the Company’s tissue products in the US and other world markets.

On December 30, 2008, the Company signed a distribution agreement and an option to purchase agreement with LeMaitre related to certain sizes of the PeriPatch product line. Under the terms of the agreement, which became effective January 26, 2009, LeMaitre has the right to distribute the strip sized PeriPatch products used for Carotid Endartorectomies through its direct sales force and distributors in the United States and the European Union. The own-label distribution agreement expires 7 years after the effective date. At any time between 5 and 7 years after the effective date, LeMaitre has the right to acquire the technology to manufacture the strip sized PeriPatch products for 1.625 times the average 12 month revenue of sales of strip products from the Company to LeMaitre. The average 12 month revenue being calculated as the sales for the 24 months prior to the option to acquire being triggered divided by 2. LeMaitre’s option to purchase is limited to the manufacture of strips for the use in Carotid Endartorectomies. The Company retains the rights to manufacture, distribute and sell all other products that can be made in total or in part from the Periptach technology. The Company does not consider its agreement with LeMaitre to be material to its operations.

The Company is actively seeking new strategic partners to distribute other PeriPatch products that are not included under its agreement with LeMaitre, either on an own-label or non-own-label basis.

As discussed earlier in this document, regulatory conditions in Europe restrict the usage of bovine materials. As such, the Company replaced its PeriPatch Sheet (bovine) product line in Europe with its line of equine tissue surgical patches and is establishing a network of distributors to sell the PeriPatch EQ (equine) Sheet in the European market.

The majority of expected tissue products revenue will be derived from the exclusive United States distribution agreement with the Health division of ITOCHU. The Company has also successfully registered with a major Group Purchasing Organization (GPO) in the United States and will apply for additional tenders as they become available. Typically, GPO contracts are renewed every two or three years. It should be noted that GPO tenders are not frequently used in the United States; however, the Company will seek to capitalize on such arrangements in the European Union where they are more prevalent.

The European surgical patch market is defined by price sensitivity and long-term contracts. The Company intends to work directly with its distributors on each individual tender to develop appropriate pricing. Regulatory requirements in Asia are similar to those in Europe, where it is difficult to obtain approval for bovine-based products. Therefore, the Company is working with one distributor to gain initial approval for the PeriPatch EQ Sheet in Asia. Specifically, the Company’s efforts in Asia centre on securing approvals in Taiwan and Korea. The Company will continue to educate and work directly with Asian distributors to secure long-term hospital contracts.

Production

Metricath Products

The Metricath Libra and Gemini Catheters are produced from custom manufactured parts that are outsourced. These parts are inspected, received and controlled through special inventory control procedures. The custom parts are then assembled by hand by ANG in a specialized clean room environment. During the assembly, parts are assembled using techniques such as mechanical, crimp, heat, and adhesive bonds. In-process and final inspection are performed on the catheters before being packaged and forwarded to an external sterilization facility. After sterilization, a percentage of final catheters are destructively tested prior to release of the final product to market.

The Metricath Console is also produced from custom manufactured parts such as printed circuit boards, machined parts, and injection-molded parts and from off-the-shelf parts to be used in the assembly such as LCD screens, switches and other components. The parts are also received, inspected and controlled through inventory control procedures. The parts are then assembled and the final assembly tested and released. This is a non-sterile product and does not need to be assembled in a clean room environment.

The manufacturing process meets all ISO 13485 requirements and ANG is an ISO 13485 registered company.

Tissue Products

PeriPatch Sheet and PeriPatch EQ Sheet

The PeriPatch Sheet is a graft patch made from a piece of glutaraldehyde fixed bovine (cow) pericardium (the sac that covers the heart). The PeriPatch EQ Sheet is a graft patch made from a piece of glutaraldehyde fixed equine (horse) pericardium. The patches are generally rectangular and available in a variety of sizes and can be trimmed to specific sizes as per the surgeon’s requirements.

The PeriPatch Sheet and the PeriPatch EQ Sheet are processed in a specialized clean room environment to control foreign body particulate and contaminants from being incorporated into the device. The PeriPatch Sheet and the PeriPatch EQ Sheet are manufactured by cross-linking the bovine pericardium or equine pericardium, as the case may be, with glutaraldehyde, then the pericardial piece is cut to the desired size and is selected by inspection criteria that will produce an even thickness graft, clean of excessive fibers and blood vessels. The patch is then chemically sterilized and stored in a glutaraldehyde based preserving solution in its final packaging container and sealed with the enclosure. Sterility tests are performed on the device prior to final product release.

PeriPatch Sleeve and PeriPatch Aegis

The PeriPatch Sleeve consists of two pieces of glutaraldehyde fixed bovine (cow) pericardium that are each cross-linked and sutured into a rectangular shaped tube. It is intended for reinforcing surgical staple lines during various resection techniques. PeriPatch Aegis products involve mounting the tissue on a specialized plastic cartridge which holds the tissue on the stapler during use, then releases it after the stapler is fired.

The PeriPatch Sleeve and Aegis are processed in a specialized clean room environment to control foreign body particulate and contaminants from being incorporated into the device. The PeriPatch Sleeve is manufactured by cutting the tissue to the desired size and cross-linking it with glutaraldehyde in a special jig that will give its final tubular shape. PeriPatch Aegis is flat tissue, cut to shape and mounted on a plastic carrier cartridge. The pieces of tissue are selected by inspection criteria that will produce an even thickness graft, clean of excessive fibers and blood vessels. The products are then liquid chemically sterilized and stored in a glutaraldehyde based preserving solution in its final packaging container and sealed within the enclosure. Sterility tests are performed on the device prior to final product release.

All PeriPatch products are manufactured under ISO 13485 requirements, and PMD is an ISO 13485 registered company.

Sources, Pricing and Availability of Component Products

The individual components used in the Metricath product are outsourced from various suppliers for final assembly at the Company’s facility. Many of these components are off the shelf; however, a significant number of components are custom ordered to specific specifications. The limited quantities of such components that the Company purchases may not be sufficient to receive preferred pricing. For the majority of components there are a number of suppliers that can supply the product and the Company is working to specifically identify an alternate source for each component in order to reduce the risk associated with supplier delays or discontinuations. However, for a small number of components only a single supplier is available.

The Company’s proprietary tissue products utilize tissue that is supplied by United States and Canadian slaughterhouses. There are a number of other suppliers in the tissue supply market from which the Company may obtain the same raw materials. Other components that the Company uses in the manufacture of its bovine and equine pericardium products are commonly available from numerous suppliers.

Revenues

The following are revenues for each category of product that accounted for 15% or more of total consolidated revenue for each of the Company’s three most recently completed financial years, taken from the Company’s audited financial statements.

	Year Ended December 31,
Product Category	2008	2007	2006
Catheter products	$262,118	$258,017	$187,054
Surgical/tissue products	$1,284,121	$1,259,856	$895,776
Total	$1,546,239	$1,517,873	$1,082,830

Proprietary Protection

The Company relies on a combination of patents, trade secrets, trademarks, confidentiality procedures, contractual provisions and similar measures to protect its proprietary information. The following is a summary of the Company’s intellectual property holdings:

Patents

The following patents are material to the Company:

Product Name	Patent Title and Patent or Application Number	Jurisdiction	Status	Expiry Date	Owner
Metricath System	Apparatus and method for determining physiologic characteristics of body lumens (No. 5,275,169)	US and related PCT patents	Granted	January 2011	Innovations Associates Catheter Company, LLC (ANG is Licensee)
Metricath System	Apparatus and method for determining physiologic characteristics of body lumens (No. US11/235,803	US and related PCT patents	Filed September 2005	September 2025	Company
PeriPatch Sleeve	Surgical Stapler Sleeve for Reinforcing Staple Lines (No. 5,769,892)	US	Granted	October 2016	PMD
PeriPatch Aegis	Surgical Buttress Assemblies and Methods of Use Thereof	US	U.S. Provisional Filed January 2007	To be determined on approval of Patent	PMD

Trademarks

The Company, through PMD, holds common law trademark interests in the marks PeriPatch and PMD but, at this time, has not registered these interests. The Company, through ANG, holds United States trademarks on “Metricath”, “Metricath Gemini” and “Metricath Libra”.

Trade Secrets

The Company owns the pericardial tissue processing technology (except for its use in the Mitroflow Pericardial heart valve for which Sorin Group (Sorin Group Canada, Inc., Mitroflow Division) owns the technology), and protects it as a trade secret. The Company requires its employees to execute confidentiality agreements to ensure protection of its trade secrets.

Ownership of intellectual property, arising from joint projects or other contract manufactured products is negotiated on a case-by-case basis.

Foreign Operations

The majority of the Company’s revenues are from the United States, and the amounts are generally denominated in United States dollars. The Company expects that international sales will continue to account for a significant portion of its revenues. Most of the Company’s international revenues will be denominated in foreign currencies. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar occurring after establishment of prices and before receipt of payment by the Company would have an adverse effect on the Company’s results of operations. Additionally, the Company may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation, government regulations, import restrictions, and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Dividends

There is no restriction on the Company’s ability to pay dividends, however, the Company has not paid dividends in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.

Employees

The Company currently has 38 full-time employees that it employs directly, and other two full-time employees who are employed through Neovasc Medical. The Company intends that most employees are hired on a full-time basis. Part-time employees may be considered depending on production numbers required and other factors. Contractual positions may also be considered if and when required.

Government Regulation and Environmental Protection Requirements

Our properties are affected in varying degrees by government regulations relating, among other things, to waste emissions and disposal of waste materials generated during our manufacturing processes. The Company believes it is compliant with all applicable codes and standards related to environmental protection requirements for its properties. Changes in any of these regulations or in the application of existing regulations are beyond our control and may adversely affect our operations. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. We may be required to compensate those suffering loss or damage because of our activities. The effect of these regulations cannot be accurately predicted.

Competition

Metricath Products

Angiography is the standard method for estimating vessel size and guiding angioplasty procedures in clinical practice. This method provides physicians with a radiographic image enhanced by injecting a radio-opaque dye into the vessel. Angiography is used in all angioplasty procedures; however, because it is two-dimensional and relies on subjective user interpretation, we believe angiography is poorly suited for making accurate quantitative measurements of arteries and implanted stents. This is recognized clinically and is supported by published studies such as CRUISE (Journal of the American College of Cardiology, vol. 23, 2000) and AVID (Journal of the American College of Cardiology, vol. 28, 1999) and TULIP (Journal of the American College of Cardiology, vol. 30, 2003, as well as studies specifically related to Metricath products such as “Assessment of stent dimensions with a novel intracoronary balloon-based system: comparative study versus intravascular ultrasound and quantitative coronary angiography, The CAMUS – Coronary Angioplasty Metricath vs. Ultrasound Trial”, Van der Giessen et al., EuroIntervention, vol 1. 2005, pp244-251 and “Three-Dimensional Balloon Catheter Sizing Identifies Significant Underdeployed Stents Using Conventional Methods in Renal Arteries” Aqel et al., The Journal of Invasive Cardiology, ISSN: 1042-3931, Volume 20, Issue 6, June 2008, Pages 270-276.

The primary competition for Metricath comes from IVUS, in which a catheter with an ultrasound transducer on the tip is used to image the arteries. IVUS images provide a detailed view of the vessel and lesion structure which can be used to determine the lumen size, but the technology is not widely used clinically because of the equipment’s cost and complexity. The IVUS market is shared between Boston

Scientific Corp. and Volcano Therapeutics Inc. Another technology known as optical coherence tomography is under development and is intended to provide images similar to IVUS by measuring the characteristics of light absorption within the vessel. This technology is not expected to pose a significant threat to Metricath in the near future.

The Company is not aware of other clinically viable technologies in the market or under development which use a catheter to provide an arterial size measurement that does not require image interpretation.

Tissue Products

The Company’s direct and primary competitor in the pericardial tissue patch market is Synovis Life Technologies, Inc. (formerly BioVascular) of Minnesota (“Synovis”). It is one of several companies selling tissue patches in the American market, and it is estimated that Synovis currently has a majority market share. All of Synovis’ tissue product manufacturing is done in the United States. Synovis manufactures a variety of tissue patches, which it calls the Tissue Guard Product Family. These tissue patch products share similar characteristics with the Company’s PeriPatch Sheet and can be used in a variety of configurations for thoracic, cardiac, vascular, neuro and other surgical applications. Synovis’ main product line includes the Peri-Guard, Peri-Strips, Vascu-Guard and Dura-Guard.

Synovis sells via a direct sales force in the United States. Its products are sold in about 50 countries worldwide through various distributors.

There are also companies that manufacture patches using synthetic materials. These synthetic patches can be used in similar procedures and applications as the Company’s pericardial tissue patch. These companies include W.L. Gore & Associates, Sulzer Vascutek, C.R. Bard, Inc. and Meadox Boston Scientific Corp.

Recently Acquired Businesses

As indicated above, the Company acquired all of the issued and outstanding securities of Neovasc Medical and B-Balloon on July 1, 2008. (See “Information on the Company – The Acquisition” for additional information.)

Business of Neovasc Medical

Corporate Structure

Neovasc Medical was organized in April, 2002 under the laws of the State of Israel.

Neovasc Medical’s corporate and registered office and research and development facilities are located at Shlomo Hamelech37, 5th Floor, Kiryat Ono, 55421, Israel.

General Development of Neovasc Medical’s Business

Neovasc Medical develops and intends to commercialize proprietary stent technology for the treatment of patients suffering from reoccurring temporary shortage of blood to the heart muscle, known as refractory angina. Angina is a medical condition characterized by chest pain and pressure that can radiate to other regions such as the left arm, neck or back. It is caused by a decreased supply of oxygenated blood to the heart muscle (myocardium), such that the portion of the heart muscle normally nourished by the affected artery can become starved for oxygen, or ischemic, termed myocardial ischemia. This ischemia is due to partial or total occlusion (blockage) in one or more of the coronary arteries which carry oxygenated blood to the heart muscle. When existing therapies cannot alleviate the angina, it is termed refractory angina. Existing therapies include medication, opening of partially or totally occluded coronary arteries using balloons and stents or implanting grafts that bypass these occlusions.

The blood that carries oxygen to the heart muscle flows through the coronary arteries. Deoxygenated blood flows through the veins of the coronary venous system. After feeding the heart muscle, the deoxygenated blood is collected by the coronary venous system, most of which drains into the right atrium of the heart via a major vein called the coronary sinus. Neovasc Medical’s product, the Reducer stent, is designed to enable a permanent and controlled narrowing of the coronary sinus. This narrowing of the coronary venous system outlet is intended to increase the blood pressure in the coronary sinus which in turn would cause redistribution of blood flow, potentially leading to increased blood supply to ischemic territories of the myocardium. Neovasc Medical’s novel mode of therapy has the potential to help patients with refractory angina, for which existing therapies cannot be applied due to the patient’s physical condition or have failed to achieve the desired therapeutic effect.

Neovasc Medical believes that a report on the effects in dogs with myocardial ischemia of increasing the blood pressure in the coronary sinus supports the potential mode of action in humans of the Reducer stent. In the dog study, the increased pressure was achieved by alternate occlusion of the coronary sinus. This manipulation was reported to have increased blood flow to the ischemic territory of the heart muscle and caused redistribution within the ischemic territory in a way that increased blood flow to areas that are more important for the contractile function of the heart muscle.

Neovasc Medical’s stent technology was formulated by a group of bio-medical engineers and scientists who sought to advance their research and development efforts to the product stage for eventual commercialization through an incubator program. The team focused on stent technology which would narrow the coronary sinus, causing blood pressure elevation in the coronary venous system to improve heart function, as demonstrated in the reported study with dogs. Results of an initial study using the Neovasc Medical device in fifteen human subjects demonstrated positive safety and efficacy results

(Coronary Sinus Reducer Stent for the Treatment of Chronic Refractory Angina Pectoris, Banai et al. Journal of the American College of Cardiology, May 2007).

Neovasc Medical commenced operations under an Israeli government program for development stage companies, having been funded initially through an investment by Hamamat Incentive Incubator L.P., a technological incubator (“Incentive Incubator”), and by certain members of the Peregrine Group, referred to as the “Peregrine I Group” (also the principal of Incentive Incubator). A portion of the investment by Incentive Incubator was funded by way of a loan from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labour (the “OCS”). Neovasc Medical raised additional funds from private investors in later financing rounds in 2003, 2004 and 2007.

Development of the Reducer I stent was completed in 2004. A United States patent for the Reducer stent technology was issued in October 2005 and Neovasc Medical has six patent applications in process in the United States and other jurisdictions, although there can be no assurance that the patents on such applications will issue. The Reducer I was used in a 15 patient pilot trial. The results of this trial were published in the May 2007 issue of the Journal of the American College of Cardiology.

Development of the Reducer II is focused on the design of a dedicated stent delivery system with a new balloon catheter, while employing the original Reducer I stent technology. The Reducer II is near completion and expected to be ready for clinical use by mid 2009, although there can be no assurance that the development will be completed by that time or at all. Neovasc Medical is planning to submit a CE mark application for the Reducer II in 2009. While there is no assurance of such approval, CE mark will allow the company to begin to market the Reducer II product in the European Union. Neovasc Medical has a plan in place to initiate the required clinical trials to obtain US FDA approval for the product, but is postponing initiation of these trials until after CE mark can be obtained for the product and initial launch in the European marketplace.

As of December 31 2007, the amount invested in the development of Reducer I and II was approximately US$4.0 million.

Description of Neovasc Medical’s Business

The Reducer

The Reducer is an hourglass-shaped stainless steel stent designed to enable a permanent and controlled narrowing of the coronary sinus. This narrowing of the coronary venous system outlet is intended to increase the blood pressure in the coronary sinus which in turn would cause redistribution of blood flow leading to increased blood supply to ischemic territories of the myocardium. This novel mode of therapy has the potential to help those patients with refractory angina for whom existing drug or surgical therapies cannot be applied, due for example to the particular arterial disease or location of the blockage, or have failed to achieve the desired therapeutic effect. The Reducer stent is an expandable implant that is delivered and implanted in the same manner as a standard stent via a balloon catheter, which is a soft catheter or tube with an inflatable balloon at the tip.

Standard stents are tubular mesh devices consisting of interconnected metal struts that are inserted inside the artery to act as scaffolding to prop open the narrowed blood vessel. The standard stent is used to increase blood flow through the arteries to an ischemic territory of the heart muscle. During an angioplasty procedure (performed to widen an obstructed blood vessel), a stent mounted on a balloon catheter is delivered to the affected segment of the artery and expanded inside the artery by inflating the balloon. The balloon catheter is then removed, leaving the expanded stent in the artery to relieve the blockage.

The Reducer I stent, on the other hand, is an hourglass-shaped stent which is introduced into a vein, the coronary sinus, through the right internal jugular vein using the standard balloon catheter delivery system described above. The Reducer stent is designed to provide a partial and permanent narrowing of the coronary sinus to produce a slight increase in pressure sufficient to improve blood flow to the ischemic or oxygen-deprived areas of the heart by redistributing blood to the ischemic territory while continuing to ensure blood flow into the venous system without complications, such as occlusion (blockage), edema (swelling) or thrombus (clots). The deflated balloon is inserted into the coronary sinus, with the expandable Reducer I stent fitted radially around the balloon; the balloon is inflated so as to cause the implant to open into a shape that approximately matches the diameter of the coronary sinus, thus anchoring the stent in the coronary sinus; the balloon is then deflated and removed. Over the next several weeks, tissue growth covers the Reducer stent when the narrow portion of the hourglass-shaped stent constricts blood flow in the coronary sinus, thereby increasing blood flow to the ischemic areas of the heart.

Neovasc Medical ’s current development efforts for Reducer II are focused on the design of an hourglass shaped delivery balloon and refinement of the implantable device itself.

The Market

According to the 2006 Statistical Update published by the American Heart Association (AHA), 71.3 million American adults suffer from one or more types of cardiovascular disease (CVD), 13.2 million of which suffer from chronic ischemic heart disease (IHD), a progressive, pathological condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle.

IHD is caused by narrowing of the coronary arteries by atherosclerotic plaques (fat-laden cells in the inner lining of the coronary arteries leading to patchy thickening). As the plaque expands into the lumen, or the inner channel of the artery through which blood flows, the diameter of the lumen narrows, and the portion of the heart muscle normally nourished by the affected artery can become starved for oxygen, or ischemic. Cardiac ischemia causes angina (chest pain) and compromises the ability of the myocardium (heart muscle) to contract and pump blood efficiently.

Therapeutic treatment for IHD includes chronic drug therapy, percutaneous coronary interventions (PCI) whereby an obstructed blood vessel is widened by a stent, and coronary artery bypass graft (CABG) surgery during which the surgeon opens the chest to reach the heart and uses another blood vessel to “bypass” the obstructed artery. However, there are a number of patients who, despite optimal medical therapy, have both angina and objective evidence of ischemia, but are not considered candidates for revascularization (restoration of blood flow) by either CABG or PCI. These patients are termed refractory angina patients and, to date, there is no surgical or pharmaceutical treatment for the relief of the symptoms suffered by such patients.

Business Strategy and Objectives – Neovasc Medical

The Company’s immediate goal is to cause Neovasc Medical to complete the development and testing of the Reducer II in order to commercialize that product to treat refractory angina patients who are not candidates for revascularization.

Neovasc Medical ’s overall strategy is based on the following key elements:

  Advancing the Reducer II through the required clinical and regulatory pathway towards CE mark and FDA approval;

  Building commercialization capabilities with Neovasc Medical resources or by teaming with a strategic partner with established market presence; and

  Protecting the proprietary technology by continuing to build the Neovasc Medical patent portfolio.

Neovasc Medical’s objectives over the next twelve months are:

  Complete development of the Reducer II with its dedicated delivery system;

  File for CE mark for the Reducer, allowing sales in Europe;

  Undertake initial consultations with the FDA in order to define the required clinical study to enable approval of the Reducer in the United States; and

The Company estimates that the costs to complete product development and clinical and regulatory activities in order to obtain approval and first sales in the United States is approximately US$10,000,000.

There can be no assurances that the Company’s goals with respect to Neovasc Medical’s business will be achieved or strategies successful.

Because of the numerous risks and uncertainties associated with the development of medical equipment, such as the Reducer stent, the Company is unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of Neovasc Medical’s products and successfully deliver a commercial product to the market. Neovasc Medical’s future capital requirements will depend on many factors, including but not limited to the following:

  the success of the Company’s research and development efforts;

  the expenses the Company incurs in marketing and selling Neovasc Medical’s products once they are brought to market;

  the costs and timing of regulatory clearances;

  the revenue and gross profits generated by sales of Neovasc Medical’s future products;

  the rate of progress and cost of Neovasc Medical’s clinical trials and other development activities;

  the emergence of competing or complementary technological developments;

  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities; and

  the terms and timing of any collaborative, licensing or other arrangements that Neovasc Medical may establish.

Facilities

Neovasc Medical’s corporate headquarters and research and development facilities are located at Shlomo Hamelech37, 5th Floor, Kiryat Ono, 55421, Israel (see “Information on the Company – Property, Plant and Equipment” below). Neovasc Medical conducts its research and development activities at its facilities in Israel, working with a third-party supplier for prototype and unit production.

Neovasc Medical out-sources the manufacture of the Reducer stent to a primary supplier in Israel and the delivery catheter to a supplier in California, USA under work orders for quantities to support its research and development activities, including clinical trials to date. Neovasc Medical has begun working with another manufacturer in Germany to develop an alternative source of supply. Neovasc Medical believes that both manufacturers are capable of producing commercial quantities of the Reducer I and Reducer II stents.

Neovasc Medical does not intend to build manufacturing facilities of its own in the foreseeable future. Neovasc Medical intends to enter into agreements with third parties for the manufacture of its products, as it is now doing for the manufacture of prototypes and devices for use in clinical trials. In order for Neovasc Medical ’s products to obtain regulatory approval, as more fully set forth below under “Regulatory Matters”, the supplier and its manufacturing facilities must comply with FDA regulations, current quality system regulations or QSRs, which include current good manufacturing practices, or cGMPs, and to the extent laboratory analysis is involved, current good laboratory practices, or cGLPs. Neovasc Medical believes that its current supplier meets such requirements.

Employees

Neovasc Medical has two employees, one of whom are engaged wholly in research and development and one who is engaged partly in research and development and partly in management, business development, finance and other administrative functions. Since the acquisition of Neovasc Medical three staff have been made redundant to eliminate duplication and reduce costs. None of Neovasc Medical’s employees is represented by a labor union or covered by a collective bargaining agreement, other than to the extent that any generally applicable extension orders of any sector or state-wide collective bargaining agreements are applicable to Neovasc Medical (e.g., for the provision of basic social benefits such as pension and annual “recreational” pay). Neovasc Medical also engages consultants to perform some of its ongoing work, including in areas of research and development and finance. Management believes that Neovasc Medical maintains good relations with its employees and contractors. Although Neovasc Medical’s research and development efforts require a high level of bio-medical engineering and medical skills, management believes that others with such skills and knowledge would be available if required, without undue delay or expense.

Competition

The medical device, biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products, designs and processes. Neovasc Medical faces competition from many different sources, including commercial medical device, pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Due to the high demand for new stent technology, research is intense and new treatments are being sought and developed continuously by Neovasc Medical ’s competitors.

Many of Neovasc Medical ’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, obtaining regulatory approvals and marketing approved products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with Neovasc Medical in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to Neovasc Medical’s programs or advantageous to Neovasc Medical ’ s business.

Although Neovasc Medical is unaware of any other company currently developing anti-ischemic and anti-anginal therapies for refractory angina patients, several companies are in the business of developing and marketing stents for other applications and may now or in the future develop products that may be directly competitive with Neovasc Medical’s technology. Some of these companies have financial and other resources far superior to those of Neovasc Medical, such as Boston Scientific Corporation, Johnson & Johnson, members of the Biosensors International Group, Ltd., and other companies, such as Abbott Laboratories.

Intellectual Property

The Company currently relies on a combination of trade secrets, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in the Neovasc Medical products. Generally, Neovasc Medical enters into non-disclosure and invention assignment agreements with its employees and other service providers, as well as with potential and actual business partners.

The Neovasc Medical patent portfolio includes one issued Unites States patent covering the Reducer stent technology and six patents applications pending at the “national phase” for various jurisdictions such as Europe, Australia, Canada and the Far East. As part of the Neovasc Medical patent program, Neovasc Medical intends to file additional patent applications on an ongoing basis.

Neovasc Medical has filed the following patent applications:

Title and Application No.	Filing Date	Countries
Device and Method for Treating Ischemic	July 21, 2005	USA
Heart Disease
(US 2005/0267567)
Varying-Diameter Vascular Implant and	November 25, 2003	Israel, USA, Europe
Balloon
(PCT/IL2003/000996, EU 03813970.5 ,
US 2006/0030920
(Granted in Europe)
Narrowing Implant		Israel, USA, Canada, India, South Korea, Europe, Japan
(PCT/IL2001/000284)	March 27, 2001
(Granted in India)
Flow Reducing Implant	October 3, 2002	Israel, USA, Canada, Europe, Japan
(PCT/IL2002/000805)
Vascular implant	November 18, 2004	Israel, USA, Canada, Europe, Japan
(PCT/IL2004/001063, US10/595,926)
Drug Delivery In The Coronary Sinus	July 31, 2005	Israel, USA, Canada, Europe, Japan
(PCT/IL2005/000810)

Neovasc Medical believes that its patents are important to its business. Neovasc Medical also believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary knowhow as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage.

Neovasc Medical’s intellectual property is subject to the limitations and restrictions applicable under the Israeli Encouragement of Industrial Research and Development Law, 5744 – 1984. These limitations and restrictions include, without limitation, a prohibition on disposing or encumbering of intellectual property or manufacturing (or granting manufacturing rights with respect to) products based on intellectual property outside of Israel, without having received the prior written approval of the OCS.

Regulatory Matters

United States

The testing, manufacture, distribution, advertising and marketing of medical devices are subject to extensive regulation by federal, state and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any product that a company develops must receive all relevant regulatory clearances or approvals, as the case may be, before it may be marketed in a particular country. Devices are subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation be conducted before a device receives approval for commercial distribution. The FDA classifies medical devices into one of three classes. Class I devices are relatively simple and can be manufactured and distributed with general controls. Class II devices are somewhat more complex and require greater scrutiny. Class III devices are new and deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

In the United States, a company generally can obtain permission to distribute a new device in two ways. The first applies to Class I or Class II devices. This process is known as 510(k) clearance. For Class III devices, two steps of FDA approval generally are required before a company may market a product in the United States. First, a company must comply with IDE (Investigational Device Exemption) regulations in connection with any human clinical investigation of the device. Prior express FDA approval is required if the device is a significant risk device. If there is any doubt as to whether a device is a “non-significant risk” device, companies normally seek prior approval from the FDA. Second, the FDA must review a company’s pre-market approval (PMA) application, which contains, among other things, clinical information acquired under the IDE. The FDA will approve the PMA application if it finds there is reasonable assurance the device is safe and effective for its intended use. The PMA process takes substantially longer than the 510(k) process.

In addition, a company that intends to manufacture medical devices is required to register with the FDA before it begins to manufacture the device for commercial distribution. As a result, the company and any entity that manufactures products on its behalf will be subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. Further, a company is required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that a company provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits a company from promoting a medical device for unapproved indications.

The Reducer stent being developed by Neovasc Medical is a medical device and subject to regulation by the FDA. Neovasc Medical believes that the Reducer will be classified as a Class III device.

Neovasc Medical has not yet sought FDA approval to conduct any clinical studies of the Reducer product in the United States and no such studies have been conducted in the United States or in Israel. There is no assurance that the FDA would permit Neovasc Medical to conduct such clinical studies and no assurance that the FDA would agree with Neovasc Medical’s study design, statistical methods or endpoints.

Europe

The primary regulatory environment in Europe is that of the European Union, which encompasses nearly all the major countries in Europe. The European Union has adopted Directive 93/42/EEC on medical devices and numerous standards that govern and harmonize the national laws and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices that are marketed in member states. Medical devices that comply with the requirements of the national law of the member state in which they are first marketed will be entitled to bear a CE Mark, indicating that the device conforms to applicable regulatory requirements, and, accordingly, can be commercially marketed within European Union states. The method of assessing conformity with applicable regulatory requirements varies depending on the class of the device, but for an implantable stent (which falls into class III), the method involves a combination of self-assessment by the manufacturer of the safety and performance of the device, and a third party assessment by a Notified Body, usually of the design of the device and of the manufacturer’s quality system. A Notified Body is a private commercial entity that is designated by the national government of a member state as being competent to make independent judgments about whether a product complies with applicable regulatory requirements. The manufacturer’s assessment will include a clinical evaluation of the conformity of the device with applicable regulatory requirements, which will include the results of clinical studies.

In the European Community, a company is also required to maintain certain International Organization for Standardization (ISO) certifications in order to sell products and the company and its manufacturers will undergo periodic inspections by notified bodies to obtain and maintain these certifications. These regulations require the company or its manufacturers to manufacture products and maintain documents in a prescribed manner with respect to design, manufacturing, testing and control activities.

Neovasc Medical has retained BSI as the Notified Body. The Company has been in discussions with its notified body about approval for the Reducer and initial indications are that they would be willing to consider approval of the device based on the existing human trial data as well as bench and animal data. The Company and Neovasc Medical are still investigating and confirming this, however, there can be no assurance that such approval will be granted. If the notified body will consider approval based on existing data, it may be possible that European approval and sales of the Reducer will be achieved by the end of 2009.

Business of B-Balloon

Corporate Structure

B-Balloon was organized in March 2004 under the laws of the State of Israel.

B-Balloon’s corporate and registered office and research and development facilities are located at Shlomo Hamelech37, 5th Floor, Kiryat Ono, 55421, Israel.

General Development of the B-Balloon’s Business

B-Balloon is a medical device company specializing in the development of unique catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostial locations (where an artery first originates from a larger blood vessel) or bifurcation locations (where an artery splits into two branches). Specifically, physicians often have difficulty locating a stent precisely to treat disease that occurs at an ostium, or opening, and significant complications can occur if the stent is not placed properly. B-Balloon is developing technology that enables the physician to automatically implant the stent in the ideal position, potentially saving time, effort and ensuring a positive outcome for the patient.

Stenting of ostial lesions and bifurcation lesions (lesions are the part of the tissue that is damaged by disease or trauma) has remained technically challenging, and the market is seeking new solutions to these problems.

B-Balloon was founded in March 2004 under an Israeli government program for development stage companies, and was initially funded through an investment made by Incentive Incubator and by Peregrine I Group, which is also the principal of Incentive Incubator. A portion of the investment by Incentive Incubator was funded by a loan from the OCS. By March 2006, B-Balloon had graduated from the incubator program.

Several of B-Balloon’s technologies have been demonstrated in laboratory validations as well as in animal models and show potential to provide significant improvements over existing products and clinical practices for treating artery disease at ostial and bifurcation locations. However, there can be no assurance that these products will be successful in their intended treatments.

To date, B-Balloon has been financed by the OCS (US$303,452), a group of venture capital funds and other co-investors lead by Peregrine I Group, and certain other members of the Peregrine Group, referred to as the “Peregrine II Group”, and the Frost Group (collectively, US$2,049,989) for a total amount of US$2,768,902.

Description of B-Balloon’s Business

Background

Angioplasty is the current state-of-the-art treatment for arterial diseases such as: chest pain caused by a build-up of fats, cholesterol and other substances from the blood (referred to as plaque) that can reduce blood flow to the heart muscle causing significant pain for the patient, a heart attack caused by a large blood clot that completely blocks the artery of the heart, or inadequate flow of blood to a limb or the kidneys caused by diseased arteries. Challenges are similar in the peripheral area which refers to diseases of blood vessels outside the heart such as those that carry blood to the brain, legs, arms, stomach or kidneys. These diseases restrict blood circulation to these areas and can cause blockages. Restricted blood circulation to the brain can result in a stroke

Ostial lesions, whether in coronary arteries or peripheral arteries, have different characteristics compared to lesions in other locations – they are usually very calcified, or stiff, and harder to treat. This makes optimal placement of a stent at this location all the more important. It is also difficult to visualize the ostial region of an artery, making precise placement of the stent problematic – this can result in the stent being placed too far in so that it misses the lesion or not in far enough such that part of the stent protrudes out into the parent vessel. This is discussed in the literature and articles such as ”Treatment of Ostial Lesions” Margolis, Journal of Interventional Cardiology, volume 11, Issue 6, 2007, pp549-556.

Technology Platform

B-Balloon’s ostial treatment devices are based on stent delivery systems, which include a first treatment balloon (either to open up the blockage or to implant a stent) and a second locator balloon which is set by the physician to precisely place the treatment balloon at the ostium. Using this technology, the physician locates the stent delivery system in the appropriate place using the locator balloon and then deploys the treatment balloon. This results in the location of the treatment balloon or stent and reduced potential for the system moving during the procedure as described above. Additionally, the system allows the user to “flare” the stent at the opening of the vessel such that it conforms to the surrounding anatomy.

Products Developed

Ostial Dilatation Balloon

This product is a dual chamber balloon catheter specifically designed to dilate (open up) stents implanted to treat lesions at ostial locations. This project is presently active.

Ostial Stent Delivery System

The ostial stent delivery system is a novel dual chamber balloon catheter with a pre-mounted stent, aimed at treating aorto-ostial lesions, which are lesions at the ostium of the main blood vessels branching from the aorta. The ostial stent delivery system is comprised of treatment and “locator” balloons over a single rapid exchange shaft that can be separately inflated and deflated. The ostial stent delivery system assists with locating the vessel’s ostium and secures the stent while in the ostium to prevent any movement, or watermelon seed effect, while it is expanded. The product is intended to allow accurate stent placement at the ostium. This project is not active at present.

The Market

Cardiovascular Disease

Coronary artery disease (CAD) is the most common type of heart disease. CAD occurs when the arteries that supply blood to the heart become hardened and narrowed. This is due to build-up of cholesterol and other material, called plaque, on the arteries’ inner walls. As the build-up grows, less blood can flow through the arteries. As a result, the heart muscle is not supplied with the blood and oxygen it needs. This can lead to chest pain (angina) or a heart attack.

Current treatments for coronary heart disease include chronic drug therapy, percutaneous coronary intervention (angioplasty and stenting) and CABG surgery. The treatment method is dependent on the stage of the disease.

The aorto-ostial coronary lesion presents several challenges due to its unique anatomy. In stenting the aorto-ostial lesion, physicians are faced with the need to assure accurate positioning of the stent as closely as possible to the aorta opening without protruding into it. This is technically difficult and involves the use of multiple projections and contrast injections to determine the accurate positioning of the balloon and stent relative to the orifice of the coronary artery. The procedure and imaging time are prolonged, and sometimes produce non-satisfactory results. This is discussed in literature and articles such as ”Treatment of Ostial Lesions” Margolis, Journal of Interventional Cardiology, volume 11, Issue 6, 2007, pp549-556.

Currently, there are limited dedicated stents for the treatment of ostial lesions. Physicians typically use available coronary stent systems. The disadvantages of using non dedicated stents are difficulties in stent positioning resulting in protrusion of the stent into the aorta and extensive use of contrast material and x-ray exposure.

Peripheral Artery Disease

According to the AHA, more than eight million people in the United States suffer from peripheral artery disease (PAD).

With PAD, fatty deposits build up in the inner linings of the artery walls. The hardening of these arteries is called atherosclerosis. These blockages restrict blood circulation, mainly in arteries leading to the kidneys, stomach, arms, legs and feet.

In the early stages of the disease, common symptoms include cramping or fatigue in the legs during activity, abdominal pain, nausea, dizziness and others, depending on the location of damaged arteries.

Mortality from PAD can occur as a result of stroke, kidney failure or diabetes related vascular complications. There are a large number of patients with PAD who are either untreated or inadequately treated. According to the AHA, only 2 million of the estimated 8 million Americans with PAD receive treatment.

PAD is treated with medication, minimally invasive endovascular procedures, surgery or a combination of the above. Minimally invasive endovascular procedures consist primarily of angioplasty and stenting.

Treatment today may be done with any available dilatation balloon indicated for peripheral use, e.g. the Atlas and Dorado manufactured by BARD (US), Aviator Plus by Cordis (US) and Boston Scientific’s peripheral dilatation systems.

B-Balloon’s ostial balloon catheters are expected to be used for flaring stents implanted at ostial locations. A second product under consideration is expected to assist balloon positioning in ostial lesions and reduce contrast material use and x-ray exposure.

Renal Artery Stenosis

Renal artery stenosis (RAS) can cause renal insufficiency and uncontrolled hypertension, and is associated with increased cardiovascular morbidity and mortality.

Two renal stents have been cleared for market in the US: Bridge by Medtronic and Palmaz by Cordis.

Business Strategy and Objectives

The Company’s goal is to be a leading global provider of therapies for the treatment of vascular diseases by developing innovative surgical solutions utilizing B-Balloon’s unique stent delivery system. B-Balloon performs its own research and development and uses contractors to manufacture its devices.

B-Balloon’s primary objectives over the next twelve to eighteen months are:

  Completing development of the ostial flaring balloon catheter and obtaining FDA approval and CE mark for the product to enable launch into the US and European marketplaces.

It is estimated that costs for development and commercialization of the described flaring balloon will be $500,000. It is estimated that the costs for commercialization of the entire suite of B-Balloon products, including the Ballerina bifurcation stent, which will require an IDE clinical trial in the United States, will be in excess of US$15,000,000.

Because of the numerous risks and uncertainties associated with the development of medical equipment, such as B-Balloon’s ostial balloon and stent products, the Company is unable to estimate the exact amounts of additional capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver a commercial product to the market. Its future capital requirements will depend on many factors, including but not limited to the following:

  the success of the Company’s research and development efforts;

  the expenses that the Company incurs in marketing and selling B-Balloon’s products;

  the costs and timing of regulatory clearances;

  the revenue and gross profits generated by sales of B-Balloon’s future products;

  the rate of progress and cost of its clinical trials and other development activities;

  the emergence of competing or complementary technological developments;

  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities; and

  the terms and timing of any collaborative, licensing or other arrangements that B-Balloon may establish.

There can be no assurances that the Company’s goals with respect to B-Balloon will be achieved or strategies successful.

Facilities

B-Balloon’s corporate headquarters and research and development facilities are located at Shlomo Hamelech37, 5th Floor, Kiryat Ono, 55421, Israel (see “Information on the Company – Property, Plant

and Equipment” below). B-Balloon conducts its research and development activities at its facilities in Israel, under contract with the Company in Vancouver, Canada and working with a third-party supplier for prototype development and manufacturing of its products.

The Company does not intend to cause B-Balloon to build manufacturing facilities of its own in the foreseeable future.

Manufacture of the B-Balloon products is substantially conducted at the Company’s facility in Vancouver, Canada.

Employees

B-Balloon has no employees; six of the seven staff employed by B-Balloon on the date of its acquisition by the Company have been terminated, and one employee has been transferred to the Company in Vancouver, Canada to continue the research and development efforts on the B-Balloon products. None of B-Balloon’s employees were represented by a labor union or covered by a collective bargaining agreement, other than to the extent that any generally applicable extension orders of any sector or statewide collective bargaining agreements were applicable to B-Balloon (e.g., for the provision of basic social benefits such as pension and annual “recreational” pay).

B-Balloon also engages consultants from time to time to perform some of its ongoing work, including in areas of research and development and finance. Although B-Balloon’s research and development efforts require a high level of bio-medical engineering and medical skills, management believes that others with such skills and knowledge would be available if required, without undue delay or expense.

Competition

B-Balloon is aware of two companies developing a dedicated stent system for ostial lesions: SquareOne which is based in California, United States and Ostial Solutions which based in Michigan, United States.

SquareOne has developed a flared stent for aorto-ostial lesions, which is under clinical evaluation in renal arteries.

Ostial Solutions has developed the Ostial Pro Stent (FDA-cleared) Positioning System, designed to facilitate precise stent implantation in coronary and renal aorto-ostial lesions.

B-Balloon believes it presents a significant advantage over SquareOne and Ostial Solutions by offering a complete solution for post dilatation flaring of any stent that may be used to optimize placement and of any stent implanted at an ostial location to treat vascular disease.

Intellectual Property

All former employees and consultants engaged by B-Balloon have executed agreements containing confidentiality clauses and assign any new intellectual property to B-Balloon. Where appropriate, and consistent with management’s objectives, patents are pursued as soon as the concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought in relation to those components or concepts that management perceives to be essential. The Company views the protection, maintenance and expansion of its intellectual property to be a critical factor to its business strategy with respect to B-Balloon.

B-Balloon has filed the following patent applications:

Title and Application No.	Filing Date	Countries
Treatment of Vascular Bifurcations	November 2, 2004	Israel, USA, Canada, Brazil, Mexico, Europe,
(No. PCT/IL2004/001002)		Australia, India, China, Hong Kong
Bifurcated Balloon & Stent	September 21, 2006	Israel, USA, Canada, Brazil, Mexico, Australia,
(No. PCT/IL/2006/001111)		India, China, Singapore, Russia, New Zealand,
South Korea, Europe, Japan
Devices and Methods for Treatment of	February 7, 2006	Israel, USA, Canada, Brazil, Mexico, Australia,
Vascular Bifurcations		India, China, Singapore, Russia, New Zealand,
(No. PCT/IL2006/000147)		South Korea, Europe, Japan

Regulatory Matters

See “Information Concerning Neovasc Medical – Description of the Business – Regulatory Matters” above.

United States

The Company believes that the ostial balloon catheters being developed are eligible for 510K approval in the United States for peripheral applications. Approval for coronary applications is expected to require a PMA submission. B-Balloon has not yet commenced the FDA approval process for its products.

Europe

B-Balloon has retained BSIas its Notified Body. B-Balloon is working with its notified body as well as those of its suppliers in order to obtain approvals for its products.

Plan of Operations

The Company intends to grow its business through the effective commercialization of the product pipelines for each of the three divisions, as well as through the additional internal development or acquisition of new products. These products will be sold through the Company’s distribution network and or network of strategic partners which will be expanded as appropriate based on product acceptance in the marketplace and regulatory approvals.

The Company will also continue to make significant efforts build upon its tissue product line, which has applications in both vascular and general surgical use. These tissue products are gaining increased acceptance in the marketplace for the described procedures and, in addition, the Company is seeing increased revenues from “OEM” sales of its tissue materials to other medical device manufacturers who incorporate the tissue into their own products (for example, a number of companies manufacturing minimally invasive heart valves purchase tissue from the Company to use in manufacturing these valves).

The Company intends to aggressively pursue business relationships with suitable strategic partners in order to target the distinct fields of medicine where these products can be used: cosmetic surgery, vascular surgery, cardiac surgery, general surgery, bariatric surgery, gynecological surgery, urogynecological surgery etc. The Company also intends to continue to aggressively pursue strategic partnerships with third parties who can incorporate the Company’s tissue products into their own products, such as companies involved in manufacturing minimally invasive heart valves, covered stents and the like.

The operations of Neovasc Medical and B-Balloon in Israel have been combined and restructured to operate as part of the research and development division of the Company. In the near term, this R&D group will concentrate on completing development of the Reducer product line in close collaboration with the Physician who invented the product. Longer term, if suitable, this R&D group will be involved in the development of additional vascular device products. All other activities will be carried on from the Company’s head office in Canada, subject to receipt of the approval of the OCS for any transfer of or manufacture using Neovasc Medical or B-Balloon technology outside of Israel.

There can be no assurances that the Company will be successful in achieving its business objectives, milestones or plan of operations.

Stated Business Objectives

The Company expects to use the funds available as a result of the Acquisition to accomplish in part, the following business objectives, which have expected completion dates over the next 12 to 18 months:

  commercialize Neovasc Medical Reducer II in Europe (late 2009 to early 2010). Following this commercialization, the Company intends to initiate activities to commercialize the product in the US through the pre-market approval process;

    expand new PeriPatch tissue product line (2009);

    complete development and launch of remodelable tissue patch for surgical applications and launch into US marketplace (mid to late 2009);

    obtain FDA approval for Metricath Gemini catheter (2009); and

    commercialize first B-Balloon ostial balloon products in Europe and US (late 2010).

Milestones

The following are the targeted milestones relating to the Company’s stated business objectives above:

Commercialize Neovasc Medical Reducer II

The Company intends to commercialize Neovasc Medical Reducer II in Europe by late 2009 or early 2010 as follows:

	Estimated Time for
Milestone	Completion	Estimated Cost
File for and obtain CE mark approval to allow sales in Europe.	late 2009	$1,000,000
Launch product through existing distribution network in Europe and initiate marketing activities to support.	late 2009 – early 2010	$200,000
Total:		$1,200,000

Expand PeriPatch Tissue Product Line

The Company intends to expand the PeriPatch tissue product line by mid 2009 as follows:

	Estimated Time for
Milestone	Completion	Estimated Cost

Complete FDA submissions as required to add line
extensions to existing 510(k) clearance.	mid 2009	$150,000

Launch new products through existing US
distribution network.	mid 2009	$50,000

Total:		$200,000

Commercialize Remodelable Tissue Patch

The Company intends to complete development and launch of a remodelable tissue patch for surgical applications and launch it into US marketplace by mid 2009 as follows:

	Estimated Time for
Milestone	Completion	Estimated Cost
Complete development of product and file 510(k)
application	mid 2009	$250,000
Launch product in US market	mid 2009	$50,000
Total:		$300,000
Obtain FDA Approval for Metricath Gemini Catheter

The Company intends to obtain FDA approval and launch sales in the United States of the Metricath Gemini catheter in 2009 as follows:

	Estimated Time for
Milestone	Completion	Estimated Cost
Launch Gemini in US sales force and initiate
associated marketing activities	mid 2009	$200,000
Total:		$200,000
Commercialize First B-Balloon Ostial Balloon Products

The Company intends to commercialize the first B-Balloon ostial balloon products in Europe and the United States by late 2010 as follows:

	Estimated Time for
Milestone	Completion	Estimated Cost

Complete filing for CE mark and third party FDA review and receive approvals enabling sales into US and EU markets.	mid 2009	$400,000

Launch product through sales and distribution network and initiate marketing activities to support.	late 2009	$200,000

Total:		$600,000

Available Funds and Principal Purposes

The Company’s combined working capital and the gross proceeds of the Company Financing in the amount set out below are expected to be used as follows over the 12 months following completion of the Acquisition:

Calculation of Net Funds Available
Combined estimated working capital position of the Company, Neovasc
Medical and B-Balloon as at July 1, 2008	$8,600,000
Use of Net Funds Available for 12 months
Commercialize Neovasc Medical Reducer II	$1,200,000
Expand new PeriPatch Tissue product line	$200,000
Commercialize Remodelable Tissue Patch	$300,000
Obtain FDA approval for Metricath Gemini	$200,000
Commercialize B-Balloon Ostial Balloon Products	$600,000
Estimated administrative costs for next 12 months	$2,850,000
Working capital	$3,250,000
Total	$8,600,000

C.	Organizational Structure

Inter-Corporate Relationships

As at the date hereof, the Company has the following operating structure:

The Company also has an inactive Nevada based wholly-owned subsidiary, Medical Ventures (US) Inc.

D. Property, Plant and Equipment

The Company’s head office is currently located at Suite 2135 – 13700 Mayfield Place, Richmond, British Columbia, V6V 2E4. This 8,000 square foot facility is the primary location of the Company’s executive and administrative activities. Operations of the Company are conducted from this facility, which hosts a

Class 1,000 clean room with Class 100 workbenches. The size of the facility leaves room for anticipated production expansion.

The Company has research and development facilities located in Israel. The shared corporate headquarters and research and development facilities of Neovasc Medical and B-Balloon are located at Shlomo Hamelech37, 5th Floor, Kiryat Ono, 55421, Israel. The 900 square foot facilities are occupied under a lease agreement between Neovasc Medical and Eilot Assets Investments (Western Rehovot) 1992 Ltd. with a 12-month term expiring on January 30, 2010, subject to automatic renewal for an additional 12-month term, at a current monthly fee of approximately US$3,500 for rent and management services, linked to the Israeli consumer price index, and subject to a 5% increase in the renewal term. The facilities house the management and administrative office and all research and development, quality and regulatory affairs.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE COMPANY

The following should be read in conjunction with the financial statements and related notes, included in this Registration Statement, including Note 23 to the Company’s audited consolidate annual financial statements for the years ended December 31, 2008 and 2007, which provides reconciliations of material measurement differences between US GAAP and Canadian GAAP, as well as Item 4 – “Information on the Company” of this Registration Statement.

Overview

We were a Capital Pool Company as defined in the TSX Venture Exchange Policy 2.4 until completing a Qualifying Transaction on March 12, 2002. As a Capital Pool Company, our business was to identify and evaluate opportunities for the acquisition of an interest in assets and businesses and, once identified, to complete a Qualifying Transaction by negotiating an acquisition or participation in such assets or business, subject to shareholder and TSX Venture Exchange approval. On March 12, 2002, we acquired all of the issued and outstanding shares of PMD. On May 14, 2003, we acquired all of the outstanding shares of ANG. On July 1, 2008, we acquired B-Balloon and Neovasc Medical as described under Item 4 – “Information on the Company”.

The Company has incurred net losses in each fiscal year since inception. In the year ended December 31, 2008 and 2007, the Company had a net loss of $34,259,565 and $7,830,954 respectively and, at December 31, 2008 and 2007, the Company had an accumulated deficit of $59,889,963 and $25,630,398 and further losses have been incurred during the three months ended March 31, 2009.

As at December 31, 2008, we had cash and cash equivalents of $2,498,439 and working capital of $2,123,519. In connection with the acquisition of Neovasc Medical and B-Balloon, we raised gross proceeds of $8,325,004 by way of private placement and on April 24, 2009 we closed a non brokered private placement for gross proceeds of $2 million, issuing 9,523,810 units, each units consisting of 1 common share of the Company and 1 half warrant. Each whole warrant exercisable to acquire one common share for $0.30 expiring on April 24, 2010.

We anticipate that we have sufficient working capital to fund operations for a period of approximately 12 months. We will require additional capital to pursue our business plans going forward. We anticipate raising additional financing through the sale of equity securities, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or negotiations for funding are not successful, our plan of operations may be curtailed or abandoned.

The Company has no material commitments other than its long-term debt. The Company will continue to be reliant on external sources for funding until such time as its cash flows from operations, credit lines and cash on hand are sufficient to fund sustained operations and growth. There can be no assurance that these funds will be available on favorable terms, if at all. There can be no assurance that we will be able to successfully raise the capital required, in the amounts required or upon terms acceptable to the Company.

Presentation of Financial Information

The Company’s acquisition of B-Balloon and Neovasc Medical on July 1, 2008 has been accounted for using the purchase method with the Company identified as the acquirer. Accordingly, the consolidated entity is considered to be a continuation of the Company with the net assets of B-Balloon and Neovasc Medical being acquired and recorded at their fair market value. The Company’s audited consolidated statements of operations for the years ended December 31, 2008 and 2007 include the results of the

Company for the year ended December 31, 2008, and those of B-Balloon and Neovasc Medical from July 1 to December 31, 2008.

Unaudited pro forma consolidated financial statements of the Company for the year ended December 31, 2008, have been included in this Registration Statement. They have been derived from the audited consolidated financial statements of the Company for the year ended December 31, 2008 and 2007, including the results of operations of B-Balloon and Neovasc Medical for the six months ended December 31, 2008, the unaudited financial statements of B-Balloon and Neovasc Medical for the six months ended June 30, 2008 and the additional information described in Note 4 to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated statement of operations has been prepared by management to give effect to the acquisition as if it had occurred on January 1, 2008 after giving effect to the assumptions and adjustments described in Note 4 to the unaudited pro forma consolidated financial statements. Readers are cautioned that the unaudited pro forma consolidated financial statements are presented for illustrative purposes only, and do not purport to be indicative of the financial position or results of operations that would have been attained had the acquisition actually taken place on January 1, 2008, nor are they necessarily indicative of the future financial position or results of operations that may occur.

Neovasc Medical Ltd.

Since inception in 2002, Neovasc Medical has devoted substantially all of its resources to the development of its Reducer stent technology. Neovasc Medical is a development stage company with a limited operating history and currently has no products approved for sale. To date, Neovasc Medical has generated no revenue, and has incurred net losses in each year since its inception. As of June 30, 2008, Neovasc Medical has accumulated a deficit of US$7,206,342 (unaudited); as of December 31, 2007, Neovasc Medical’s accumulated deficit was US$5,958,371. The Company expects Neovasc Medical’s losses to continue, and to increase as Neovasc Medical continues development activities and expands commercialization activities. Prior to its acquisition by the Company, Neovasc Medical had financed its operations primarily through equity financing from its shareholders.

If and when Neovasc Medical obtains FDA and CE clearance of its Reducer II stent, the Company intends to market, sell and support Neovasc Medical’s products primarily through distributors and through some direct sales. The Company also plans to enable production of commercial quantities of Neovasc Medical‘s Reducer stent through third party contractors.

Neovasc Medical - Financial Overview

No Revenue

The Company does not expect Neovasc Medical to generate significant product revenue until late 2009 or early 2010, subject to on CE mark approval of the Reducer stent, and the Company does not anticipate that Neovasc Medical will generate any product revenue in the United States unless and until Neovasc Medical obtains FDA clearance for the Reducer stent.

Net Cash Provided by or Used in Operating Activities

Net cash used in operating activities of Neovasc Medical was US$826,599 for the six months ended June 30, 2008, and US$1,185,701, US$1,193,006 and $747,043 for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities, including the classification of cash balances between cash and cash equivalents and investment items on the balance sheet.

Net Cash Provided by or Used in Investing Activities

Net cash used in investing activities was US$6,979 for the six months ended June 30, 2008, and US$9,488, US$4,761 and US$119,366 for the years ended December 31, 2007, 2006 and 2005, respectively, used primarily to purchase property and equipment such as computers, improvements to the leased facilities and office equipment.

Net Cash Provided by or Used in Financing Activities

Net cash provided by financing activities was US$482,500 for the six months ended June 30, 2008. Net cash provided by financing activities was US$2,030,000, US$1,252,226 and US$108,980 for the years ended December 31, 2007, 2006 and 2005, respectively, primarily attributable to convertible loans that were received in 2005, 2006 and 2007 and to capital raised in December 2007.

Research and Development Expenses

Neovasc Medical’s research and development expenses primarily consist of engineering, product development, pre-clinical, clinical and regulatory expenses, including costs to develop the Reducer, and the costs to manufacture development units. Research and development expenses also include employee compensation, including stock-based compensation, consulting services, outside services, materials, supplies, depreciation and travel. Neovasc Medical expenses research and development costs as they are incurred. From inception through June 30, 2008, Neovasc Medical has incurred US$4,440,092 (unaudited) (US$3,968,705 from inception through December 31, 2007) in research and development expenses.

General, Administrative and Marketing Expenses

Neovasc Medical’s general, administrative and marketing expenses consist primarily of compensation for executive, finance, administrative and marketing personnel, including stock-based compensation. Other significant expenses include costs associated with attending medical conferences, professional fees for legal and accounting services, cash management fees, consulting fees and travel expenses. From inception through June 30, 2008, Neovasc Medical has incurred US$2,457,857 (unaudited) (US$1,616,189 from inception through December 31, 2007) in general, administrative and marketing expenses.

Financial Expense and Income

Interest income and other income consist primarily of interest on short term investments of Neovasc Medical’s cash resources.

Financing and investing activities, including equity transactions and certain cash investments, are made in U.S. dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 “Foreign Currency Translation”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statement of operations as financial income or expenses.

From inception through June 30, 2008, Neovasc Medical has incurred a total of US$308,393 (unaudted) (US$373,477 from inception through December 31, 2007) in financial expenses, net.

B-Balloon Inc.

Since inception in 2004, B-Balloon has devoted substantially all of its resources to the development of its balloon and stent technology and related products and applications. B-Balloon is a development stage company with a limited operating history and currently has no products approved for sale. To date, B-

Balloon has generated no revenue, and has incurred net losses in each year since its inception. As of June 30, 2008, B-Balloon had accumulated a deficit of US$5,045,813 (unaudited); as of December 31, 2007, B-Balloon’s accumulated deficit was US$2,700,108. The Company expects B-Balloon’s losses to continue, and to increase as B-Balloon continues its development activities and expands its commercialization activities. Prior to its acquisition by the Company, B-Balloon had financed its operations primarily through equity financing from its shareholders.

If and when the Company obtains clearance from the FDA, the CE and Health Canada, for B-Balloon’s ostial and bifurcation lesions balloon and stent products, the Company intends to market, sell and support B-Balloon’s products primarily through distributors, and also through direct sales.

B-Balloon – Financial Overview

No Revenue

To date, B-Balloon has not generated any revenue. The Company does not expect B-Balloon to generate significant product revenue until at least late 2010. Any revenue from initial sales of a new product is difficult to predict.

Net Cash Provided by or Used in Operating Activities

Net cash used in operating activities was US$840,432 for the six months ended June 30, 2008, and US$1,109,024, US$701,241 and US$325,797 for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities, including the classification of its cash balances between cash and cash equivalents and investment items on its balance sheet.

Net Cash Provided by or Used in Investing Activities

Net cash used in investing activities was US$5,566 for the six months ended June 30, 2008, and US$42,168, US$47,019 and US$13,907 for the years ended December 31, 2007, 2006 and 2005, respectively, primarily related to capital expenses, and increase in funds in respect of employees’ rights upon retirement.

Net Cash Provided by or Used in Financing Activities

Net cash provided by financing activities was US$956,868 for the six months ended June 30, 2008, and US$1,084,240, US$816,835 and US$236,361 for the years ended December 31, 2007, 2006 and 2005, respectively. This net cash was primarily attributable to the issuance and sale of additional equity (except for US$350,413 received by way of loans from related parties during the six months ended June 30, 2008).

During 2007, B-Balloon received net proceeds from an investment round of US$2,785,000 in cash, in consideration for the issuance to the investors of preferred shares. As part of the above round, B-Balloon’s outstanding loans in the amount of US$1,321,361 were converted into preferred shares of B-Balloon. In addition, B-Balloon granted to certain investors warrants to purchase preferred shares in an aggregate amount of US$250,000. The warrants were exercised in full in January 2008.

Research and Development Expenses

B-Balloon’s research and development expenses primarily consist of engineering, product development, clinical and regulatory expenses, including costs to develop the ostial, and bifurcation lesions balloon and stent products and the costs to manufacture development units. Research and development expenses also include employee compensation, including stock-based compensation, consulting services, outside services, materials, supplies, depreciation and travel. B-Balloon expenses research and development costs as they are incurred. From inception through June 30, 2008, B-Balloon has incurred a total of US$3,630,509 (unaudited) (US$1,842,925 from inception through December 31, 2007) in research and development expenses. The Company expects B-Balloon‘s research and development expenditure to increase significantly in absolute dollars as it continues to devote resources to research and develop new products and technologies based on B-Balloon’s technologies.

General, Administrative and Market Expenses

B-Balloon’s general, administrative and marketing expenses consist primarily of compensation for executive, finance, administrative and marketing personnel, including stock-based compensation. Other significant expenses include costs associated with attending medical conferences, professional fees for legal and accounting services, cash management fees, consulting fees and travel expenses. From inception through June 30, 2008, B-Balloon has incurred US$1,077,033 (unaudited) (US$520,007 from inception through December 31, 2007) in general, administrative and marketing expenses.

Financial Expenses and Income

Interest income and other income consists primarily of interest on short term investments of B-Balloon’s cash resources. Financing and investing activities, including equity transactions and certain cash investments, are made in both U.S. dollars and New Israeli Shekels, to reduce the risk related to foreign currency exchange rates.

From inception through June 30, 2008, B-Balloon has incurred a total of US$338,271 (unaudted) (US$337,176 from inception through December 31, 2007) in financial expenses, net, which include US$270,328 for convertible loans.

Going Concern

Our Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a net deficit of $59,889,963 as at December 31, 2008. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products and/or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these financial statements, then significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

Significant Accounting Policies

Our consolidated financial statements included in this registration statement have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PMD, ANG, Neovasc Medical and B-Balloon. All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The recoverable amounts of accounts receivable, inventories, property and equipment and the fair value of share-based payments are the significant items subject to estimates in these consolidated financial statements.

(c)	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the month in which such transactions occur.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase. As at December 31, 2008 the Company has restricted cash of $50,000 (2007 - $50,000) representing security for the Company’s long-term debt (Note 12).

The Company has an operating line of credit secured on its accounts receivable with an interest rate of Prime Rate per year. The maximum line of credit is the lesser of $200,000 or 75% of North American trade receivables under 90 days old. At December 31, 2008 the Company had drawn $nil (2007: $nil) on the line of credit.

(e)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods and work in progress and at the lower of cost and replacement cost for raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labour costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, we consider factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

(f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and are amortized over their estimated useful lives using the following rates and method:

Building	4% declining balance
Production equipment	30% declining balance
Assets in the field	12 months straight line
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment, furniture and fixtures	20% declining balance

(g)	Technology

Costs related to the acquisition of technologies include certain patents. Technology is amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence.

Technology is tested for impairment whenever events or circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated discounted cash flows used in determining the fair value of the assets. The amount of the impairment loss is calculated by the excess of the asset’s carrying value over its fair value. As at December 31, 2008, the Company recognized an impairment charge of $19,503,930 and wrote down its acquired technology to zero (Note 9).

(h)	Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all of its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value in the financial statements. Any impairment in the value of goodwill is charged to income in the period such impairment is determined. As at December 31, 2008, the Company recognized an impairment charge of $3,557,082 and wrote down its acquired goodwill to zero (Note 10).

(i)	Revenue recognition

The Company earns revenue from three sources: product sales, research and development and design services and contract manufacturing. Revenues from these three sources are recognized as follows:

(i) Product Sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer when the price is fixed and determinable and collection is reasonably assured.

(ii) Research and development and design contracts

Revenue from research and development and design contracts is recognized under the terms of the related contract as services are rendered and collection is reasonably assured.

(iii) Contract manufacturing

Revenue from manufacturing contracts is recognized under the terms of the shipment to customers, when the price is fixed or determinable and collection is reasonably assured.

Cash received in advance of product sales or in advance of the provision of services is recorded as deferred revenue.

(j)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for deferral established by Canadian GAAP. Further, in accordance with Canadian GAAP, development costs are deferred only to the extent that their recovery can reasonably be regarded as assured. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to income. Research and development costs are reduced by any scientific research tax credits to which the Company is entitled.

(k)	Government assistance

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved government assistance program and when there is reasonable assurance that the assistance will be realized.

(l)	Share capital

From time to time, the Company issues units consisting of common shares and warrants. The Company records the issuance as a whole in share capital and does not bifurcate the warrants.

(m)	Acquisition and share issue costs

Professional, consulting, regulatory fees and other costs that are directly attributable to acquisition and financing transactions are deferred until such time as the transactions are completed. Acquisition costs are added to the cost of the acquisition. Share issue costs are charged to share capital when the related shares are issued. Costs relating to acquisition and financing transactions that are not completed are charged to operations.

(n)	Stock-based compensation

The Company has a stock option plan as disclosed in Note 15. The Company follows the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock- Based Compensation and Other Stock-Based Payments to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined by the Black Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

(o)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes assets and liabilities reflect the tax effect of differences between the carrying amount of balance sheet items and their corresponding tax values and unutilized losses carried forward. Future income tax assets are only recognized to the extent it is more likely than not that the related benefit will be realized.

(p)	Earnings (loss) per share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period on a diluted basis using the treasury stock method.

(q)	Adoption of new accounting standards

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862 Financial Instruments – Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400.08A-.08C, General Standards of Financial Presentation to change the guidance related to Management’s responsibility to assess the ability to continue as a going concern. Management is required to make an assessment of the Company’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

The adoption of Handbook Section 1400 did not have an impact on the Company’s financial results, position or ongoing disclosure.

CICA Handbook 1535, Capital Disclosures

Handbook Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial information to evaluate (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

For new disclosures refer to Note 5. The adoption of Handbook Section 1535 did not have an impact on the Company’s financial results or position but certain disclosures have been enhanced.

CICA Handbook 3862 and 3863, Financial Instruments – Disclosure and Presentation

The Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Handbook Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of the risks arising from financial instruments and how the entity manages those risks.

For new disclosures refer to Note 6. The adoption of Handbook Section 3862 and 3863 did not have an impact on the Company’s financial results or position, but certain disclosures have been enhanced.

CICA Handbook Section 3855

The Company adopted CICA 3855, Financial Instruments – Recognition and Measurement in its 2007 fiscal year. Upon the adoption of the standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and the repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended December 31, 2008. Upon initial adoption of these standards, the Company valued the repayable contribution agreement at amortized cost using the effective interest rate method. There was an adjustment of $100,993 to opening retained earnings in 2007 to reflect this change in measurement as required by Section 3855.

(r)	Recently released accounting standards

CICA 3064 – Goodwill and Intangible Assets

CICA 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating what impact the adoption CICA 3064 will have on the Company’s consolidated financial condition, results of operations or cash flows.

Conversion to IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We are currently reviewing the differences between current Canadian GAAP and IFRS and assess the impacts on the other key elements of our conversion plan in this phase. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements included in Item 17 of this Registration Statement. Our results of operations are summarized below.

		Year ended December 31,
	2008	2007	2006	2005

Sales	$1,546,239	$1,517,873	$1,082,830	$363,958
Cost of Sales	708,300	799,593	613,219	325,008
Gross Profit	$837,939	$718,280	$469,611	$38,950
Expenses
Selling	3,245,886	2,839,897	1,725,825	606,839
General and administration	3,459,800	2,282,283	2,269,966	2,300,708
Product development and clinical trials	3,101,869	2,744,913	1,979,291	1,715,072
Impairment of Intangible Assets	23,061,012	-	-	-
Inventory write down	626,925	559,131	-	-
Recovery on repayable contribution
agreement	(320,445)	-	-	-
Amortization on intangible assets	2,129,570	-	-	-
Amortization	194,291	205,451	145,501	1,169,311
	$35,498,908	$8,631,675	$6,107,583	$5,799,141
Loss before other income/(expenses)	$(34,660,969)	$(7,913,395)	$(5,637,972)	$(5,760,191)
Other income/(expenses)
Interest Income	153,277	165,562	179,212	34,170
Interest on Long Term Debt	(27,288)	(14,136)	(12,183)	(11,212)
Accreted Interest on Repayable Contribution
Agreement	(15,479)	(14,891)	-	-
Write-off of Investment	-	-	-	(40,701)
Lease	-	-	-	6,276
Gain (Loss) on Foreign Exchange	290,894	(54,094)	(13,019)	7,211
	$401,404	$82,441	$154,010	$(11,467)
Loss before income taxes	$(34,259,565)	$(7,830,954)	$(5,483,962)	$(5,771,658)
Future Income Taxes	-	-	-	487,244
Net Loss	$(34,259,565)	$(7,830,954)	$(5,483,962)	$(6,258,902)
Deficit, beginning of the period	$(25,630,398)	$(17,900,437)	$(12,416,475)	$(6,157,573)
Adjustment for Change in Accounting Policy	-	100,993	-	-
Deficit, end of period	$(59,889,963)	$(25,630,398)	$(17,900,437)	$(12,416,573)
Loss per share – Basic	$(2.94)	$(1.59)	$(1.59)	$(2.82)
Loss per share – Fully diluted	$(2.94)	$(1.59)	$(1.59)	$(2.82)
Weighted average number of common shares
outstanding	11,630,939	4,936,248	3,447,344	2,215,869
Weighted Average number of fully diluted
shares outstanding	12,172,746	4,936,248	3,447,344	2,611,444

		Year ended December 31,
	2008	2007	2006	2005

OPERATING ACTIVITIES
Net loss for the period	$(34,259,565)	$(7,830,954)	$(5,483,962)	$(6,258,902)
Items not affecting cash
Intangible asset impairment	23,061,012	-	-	-
Inventory write down	626,925	559,131	-	-
Amortization	2,323,6861	205,451	145,501	1,169,311
Accreted interest on repayable
contribution agreement	15,479	14,891	-	-
Repayable contribution agreement	(320,445)	-	-	409,363
Future income taxes	-	-	-	487,244
Write off of investment	-	-	-	40,701
Stock-based compensation	387,360	166,885	203,848	172,376
	$(8,165,373)	$(6,884,596)	$(5,134,613)	$(3,979,907)
Change in non-cash operating assets and
liabilities
Accounts receivable	508,038	(367,882)	(83,517)	(67,056)
Inventory	(584,365)	216,609	68,942	195,370
Prepaid expenses and deposits	(24,376)	69,433	64,741	(134,161)
Retirement assets	72,295	-	-	-
Accounts payable and accrued		526,608	(58,995)	67,039
liabilities	(184,183)
Retirement liabilities	(99,844)	-	-	-
	$(8,477,808)	$(6,439,828)	$(5,143,442)	$(3,918,715)
INVESTING ACTIVITY
Acquisition of business, net of cash of
$781,008
B-Balloon Ltd.	(274,858)	-	-	-
Neovasc Medical Ltd.	210,625	-	-	-
Purchase of property and equipment	(47,765)	(542,316)	(197,101)	(87,648)
	$(111,998)	$(542,316)	$(197,101)	$(87,648)
FINANCING ACTIVITIES
Increase in long-term debt	-	298,911	-	-
Repayment of long-term debt	(21,852)	(19,101)	(30,782)	(34,800)
Repayment of loan from related party of
B-Balloon	(356,440)	-	-	-
Repayment of repayable contribution
agreement	(7,105)	(5,418)	(3,775)	(1,997)
Proceeds from share issuance, net of costs	8,231,088	7,019,111	6,848,895	3,943,135
Proceeds on exercise of agents warrants	-	232,310	-	-
Proceeds from exercise of stock options	$150	-	$54,000	-

		Year ended December 31,
	2008	2007	2006	2005

	7,845,841	7,525,813	6,868,338	3,906,338

(DECREASE)/ INCREASE IN CASH	(743,965)	543,669	1,527,795	(100,025)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	3,242,404	2,698,735	1,170,940	1,270,965
END OF PERIOD	$2,498,439	$3,242,404	$2,698,735	$1,170,940

Selected Financial Information – Neovasc Medical

The following is a summary of certain selected financial information, which is qualified by the more detailed information appearing in the financial statements of Neovasc Medical included with this Registration Statement.

	Six Months Ended June 30		Years Ended December 31
	2008	2007
	($US)	($US)	2007	2006	2005
	(Unaudited)	(Unaudited)	($US)	($US)	($US)
Revenue	-	-	-	-	-
Total Expenses	1,247,971	639,157	1,628,801	1,144,502	841,593
Net income (loss)	(1,247,971)	(639,157)	(1,628,801)	(1,144,502)	(841,593)
Total assets	1,101,808	264,404	1,653,720	509,714	378,590
Total current liabilities	361,643	336,428	239,132	198,511	206,046
Total long term liabilities	35,596	19,934	29,759	61,270	131,535

Selected Financial Information – B-Balloon

The following is a summary of certain selected financial information, which is qualified by the more detailed information appearing in the financial statements of B-Balloon included with this Registration Statement.

	Six Months Ended June 30		Years Ended December 31
	2008	2007
	($US)	($US)	2007	2006	2005
	(Unaudited)	(Unaudited)	($US)	($US)	($US)
Revenue	-	-	-	-	-
Total Expenses	2,345,705	748,614	1,386,215	$759,602	$347,048
Net income (loss)	2,345,705	(748,614)	(1,386,215)	(759,602)	(347,048)
Total assets	275,245	255,197	235,167	172,985	52,788
Total current liabilities	644,764	189,320	117,313	838,005	33,457
Total long term liabilities	71,373	32,113	32,672	19,184	10,768

A.	Operating Results

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

New Acquisitions

On July 1, 2008, the Company completed its acquisition of two pre-commercial vascular device companies based in Israel: Neovasc Medical and B-Balloon (the “Acquisitions”). Neovasc Medical is developing a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina affects millions of patients and at present there is no effective cure. B-Balloon is developing a suite of vascular catheter products to solve problems physicians frequently encounter when attempting to place vascular stents at locations where an artery branches from the aorta (the “ostium”) or where an artery splits into multiple branches (a “bifurcation”). Neovasc Medical and B-Balloon offer a potential pipeline of technologies that complement Neovasc’s existing products and sales call points.

The Company issued 4,610,091 and 5,273,800 (post-consolidation) common shares for each of Neovasc Medical and B-Balloon.

Concurrently with the Acquisitions, the Company undertook:

a)

a private placement of units, each unit consisting of one common share priced at $4.00 per share and a warrant to purchase 0.62 of a common share at price of $5.00 per share for a period of 18 months from the date of closing. This price represented a significant premium to the market for the Company’s shares from the day prior to the announcement of the proposed transaction. The Frost Group, a shareholder of Neovasc Medical and B-Balloon, acted as lead investor for the private placement financing and, together with other investors, invested an aggregate of $8,325,004 for approximately 11.76 per cent of the Company’s common shares (post- Acquisitions). The Frost Group is led by Dr. Phillip Frost, MD, a prominent U.S. pharmaceutical entrepreneur and managing director of the Frost Group, a Miami, Florida based private equity firm; and

b)	a consolidation of its outstanding 111 million shares (136 million fully diluted), at 20 old shares for one new share.

Completing the Acquisitions significantly broadened the Company’s vascular device product and IP portfolio.

In conjunction with the completion of the Acquisitions, the Company changed its name to Neovasc Inc. to better reflect the focus of its ongoing operations as a specialty vascular device company.

Valuation of Goodwill and Technology

Subsequent to the completion of the Acquisitions, an independent valuation of the fair value of the acquired tangible assets and identifiable intangible assets was conducted. The purchase price was allocated among acquired tangible assets, identifiable intangible assets and goodwill in accordance with Canadian GAAP. As a result of the valuation and related purchase price allocation, $448,475, $10,907,300, and $2,668,079 was initially allocated to liabilities, proprietary technologies and goodwill for B-Balloon, and $716,688, $10,726,200, and $889,003 was initially allocated to tangible assets, proprietary technology and goodwill for Neovasc Medical.

Amortization of Technology

The Company’s policy is to amortize the acquired technologies over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence. All the significant patents have at least 10 years to expiration and therefore the technologies are being amortized over the term until estimated technological obsolescence: 4 years for the B-Balloon technology and 7 years for the Neovasc Medical technology. The ostial and bifurcation technologies acquired from B-Balloon are competing against other products to improve the treatment of disease at ostial and bifurcation sites. Management is aware of several competitive companies developing products for these types of disease and there is an increased risk that our technologies will be made obsolete by a competitor. The technology acquired from Neovasc Medical is a unique technology that is targeting a treatment for an end stage disease when other currently available procedures and/or medications having limited incremental impact on the patient. We are unaware of any direct competitors to the Neovasc Medical product at this time.

An amortization charge of $2,129,570 has been incurred in the year ended December 31, 2008. As at December 31, 2008, the net book value of the acquired technologies, before any impairment charges was $9,543,887 for technology acquired from B-Balloon and $9,960,043 for technology acquired from Neovasc Medical.

Impairment of Goodwill and Technology

Goodwill is tested for impairment annually or more frequently if circumstances suggest impairment may exist. Definite-lived intangibles such as the acquired technologies are tested for recoverability whenever facts or circumstances suggest the possibility of impairment. During the fourth quarter of 2008, the Company’s market capitalization remained below the value of the shareholders equity for a significant period of time, indicating potential impairment of the Company’s goodwill and other intangible assets.

As a result of these market indicators and the Company’s impairment testing, the Company recorded an impairment charge of $3,557,082 to write down goodwill to $nil.

During the fourth quarter of 2008, the company reviewed its estimates and judgments regarding forecasts on the success and lifecycle of the technologies and future cash flows generated by acquired the technologies.

The Company has been through a significant cost rationalization process, including a 40% reduction in personnel, a reduction in the scale of the Israeli operations and the suspension of development on three of the four technologies acquired from B-Balloon: the Ostial Stent, the Ballerina and the BOSS. Together these technologies had an initial valuation on July 1, 2008 of $8.8 million. The Company is uncertain when it will be able to recommence development of these technologies and does not anticipate any revenues from these technologies in the next three years. The Company has fully written down these technologies.

Both the Reducer, from Neovasc Medical, initially valued at $10.7 million and the Ostial Balloon device, from B-Balloon, which has evolved into the Ostial D3, initially valued at $2.1 million are still under development. Their amortized valuation before any impairment testing at December 31, 2008 was $10.0 million and $1.8 million respectively. Their combined valuation of $11.8 million before impairment is 17 times greater than the capital market valuation of the intangible assets of the Company and there is strong evidence to suggest that the assets have been impaired.

When comparing the forecasts for the two technologies prepared in January 2009 to those prepared in June 2008 there are some marked differences: The start of revenue from each product has been deferred by as much as a year, as the development process has slowed because of cost restrictions, and the revenue projections have been revised down as the Company believes that adoption may be slower, demand may be lower and selling price may be impacted by the economic crisis.

As a result of the market indicators and the Company’s impairment testing, the Company recorded an impairment charge of $19,503,930 to write down the net book value of acquired technologies to $nil.

Termination of Distribution Agreement

On December 22, 2008, the distribution agreement between the Company and ITOCHU was terminated. On termination the Company was required to repurchase inventory held by the distributor less a 25% restocking fee. As a result, the Company repurchased $198,838 of PeriPatch inventory and $200,383 of Aegis inventory. To recognize the liability for the repurchase of the inventory the Company offset $305,831 of accounts receivable and interest due from the distributor (the right of offset being specifically allowed under the terms of the agreement) and set up an additional liability of $301,788 for the balance remaining.

Under EIC-156 Accounting by a vendor for consideration given to a customer, the Company is required to recognize the inventory repurchase as a reduction in revenue and the income statement impact of the termination was to reverse revenue of $516,601, decrease cost of goods sold by $308,203 and recognize interest income of $45,024 (for the interest due on accounts receivable.)

On March 26, 2009, once the inventory had been received and passed quality control inspection the Company notified the distributor of the value of the inventory returned. As at the date of this filing the Company has not received any notice of litigation or arbitration from the distributor regarding this termination.

Inventory Write Down

During the fourth quarter of 2008, the Company severed its direct sales force employees who sold the Company’s Metricath products and terminated its distributor of Aegis products. As a result, the Company has limited sales channels through which to sell the Metricath and Aegis product lines. While Management continues to look for new distributors to carry these products there is no certainty, when, or if, they will be able to find a suitable partner.

The Company values inventory at the lower of cost and net realizable value. With no certain sales in 2009 from these products the Company could not reasonably estimate the net realizable value for these product lines and attributed a $nil value to all Metricath and Aegis inventory. As a result the Company incurred an inventory write down of $626,925, including the Aegis product returned by Medsurg.

Repayable contribution write back

As noted above, the Metricath products no longer have an established sales channel and the Company cannot predict whether or not it will be able to establish a suitable channel in the future and generate revenue from these products in 2009. Based on the closing of the sales channel, management has revised the Company’s estimated liability on the Metricath products to nil (under the debt forgiveness clause) and as a result the remaining liability has been reversed. The reversal of the liability has been recorded as a reduction in expenses in the statement of operations.

The Company has also released the $320,445 liability for the repayable contribution agreement. The repayable contribution agreement is an Industrial Research Assistance Program forgivable loan which is repayable at a royalty rate of 2.1% of gross revenues from Metricath products and which is wholly forgiven on July 1, 2015 if not already paid out through royalties.

Results of Operations of the Company for the Year Ended December 31, 2008, Compared to the Year Ended December 31, 2007

Results of operations for the years ended December 31, 2008 and 2007 follow:

Net Losses

The consolidated net loss for the year ended December 31, 2008 was $34,259,565 or $2.94 basic loss per share as compared with a net loss of $7,830,954 or $1.59 basic loss per share for the comparative period in 2007.

Revenues

Revenues increased 2% year over year from $1,517,873 for the year ended December 31, 2007 to $1,546,239 for the year ended December 31, 2008.

Sales of catheter products for the year ended December 31, 2008 were $262,118 a marginal increase over sales of $258,017 in the comparable period in 2007, despite a heavy investment in a direct sales force and a substantial marketing effort. As described above the direct sales force has been terminated and the Company is looking for a new distributor to carry its Metricath product.

Sales of tissue and surgical products and services for the year ended December 31, 2008 were $1,284,121, as compared to sales of $1,259,856 for the year ended December 31, 2007, a marginal increase of approximately 2%. These revenues were derived from the sales of PeriPatch products and contract manufacturing revenues. In the fourth quarter the Company reduced revenues by $516,601 associated with the repurchase of inventory from a terminated distribution agreement. Revenue in the prior quarters was correctly recognized at that time and the reduction in revenue arises solely from the termination of the distribution agreement in accordance with EIC 156 Accounting by a vendor for consideration given to a Customer.

Cost of Sales

The cost of sales for the year ended December 31, 2008 were $708,300 as compared to $799,593 in 2007, and the overall gross margin for 2008 was 54% as compared to 47% in 2007. The gross margin for 2008 has been positively impacted by termination of the distribution agreement discussed above. Due to the existence of the 25% restocking fee only 75% of the inventory returned resulted in a payment obligation of the Company and a corresponding revenue reduction, while 100% of the reacquired inventory was recognized and resulted in a reversal of cost of goods sold. The 25% of revenue remaining effectively has a zero cost of goods and positively impacts the gross margin for 2008.

Expenses

Total expenses for the year ended December 31, 2008 and 2007 were $35,498,908 and $8,631,675 respectively. The increase in expenses for 2007 to 2008 can be explained by an increase in operating expenses of $1,940,462, principally associated with additional costs incurred by the newly acquired activities in Israel, an impairment of intangible assets of $23,061,012, inventory write down of $626,925, an offsetting recovery on the repayable contribution agreement of $320,445, and an increase in amortization of 2,118,410, principally relating to an amortization charge of $2,129,570 on intangible assets.

Sales and marketing expenses were $3,245,886 for the year ended December 31, 2008 as compared to $2,839,897 for the same periods in 2007, and increase of 14%. Despite the increased sales and marketing efforts revenues were not increasingly significantly and the direct sales force continued to be a drain on cash resources. Without additional products to sell and without significant growth in the Metricath sales the Company terminated the direct sales force in the fourth quarter of 2008 and will continue to minimize sales and marketing costs until new products from the acquisitions and other sources are ready for market.

General and administrative expenses for the year ended December 31, 2008 were $3,459,800 as compared to $2,282,283 in 2007, an increase of 52%. In 2008, the increase in general and administrative costs of $1,177,517 over the comparative period can largely be explained by $514,797 incurred in Israel, a large and unusual stock compensation charge relating to the immediate vesting of all of the Medical Ventures options existing at the time of the Acquisitions of $174,853 and one-time expenses related to the integration and consolidation of the new subsidiaries.

Product development and clinical trial expenses of $3,101,869 for the year ended December 31, 2008 as compared to $2,744,913 for the year ended December 31, 2007, an increase of 13%. The $1,345,987 product development and clinical trial expense incurred in Israel to develop the newly acquired technologies contributed to the increase in this period.

Other Income and Expenses

Total other income and expenses increased from a net other income of $82,441 in 2007 to a net other income of $401,404 in 2008, a change of $318,963. In 2008 a foreign exchange gain of $290,894 was recorded compared to a foreign exchange loss of $54,094 in 2007, a net impact of $344,988, substantially explaining the year over year change in other income and expenses.

During the fourth quarter of 2008, we have taken significant steps to control the expenditures of the Company. Since the initial combination of the acquired companies on July 1, 2008 over 45% of the staff have been made redundant and all work on development projects without projected revenues within the next 18 months has been suspended.

Pre-Acquisition Results of Operations of the Newly-Acquired Subsidiaries during the Six Months Ended June 30, 2008

As indicated above, the Company’s audited consolidated statements of operations for the years ended December 31, 2008 include the post-acquisition results of B-Balloon and Neovasc Medical from July 1 to December 31, 2008. Both six month periods to June 30, 2008 and 2007 are unaudited.

Neovasc Medical

Neovasc Medical’s net loss for the six months ended June 30, 2008 was US$1,247,971 compared to a net loss of US$639,157 for the six months ended June 30, 2007.

Research and Development Expenses. Neovasc Medical incurred US$471,387 in research and development expenses during the six months ended June 30, 2008, compared to US$428,324 during the six months ended June 30, 2007. This represents an increase of US$43,063 or 10% as B-Balloon continued steady development of its Reducer product.

General, Administrative and Marketing Expenses. Neovasc Medical incurred US$841,668 in general, administrative and marketing expenses during the six months ended June 30, 2008, compared to US$207,875 during the six months ended June 30, 2007. This represented an increase of US$633,793 or 305%, principally due to an increase in consultant costs of US$359,908 related to Neovasc Medical’s acquisition by the Company on July 1, 2008, and an increase in salary and related expenses of US$309,978 due to stock compensation charges in 2008.

Financial Expenses and Income. During the six months ended June 30, 2008, Neovasc Medical realized US$65,084 in financial income, net. During the year ended June 30, 2007, Neovasc Medical incurred a total of US$161,341 in financial expenses, net.

B-Balloon

B-Balloon’s net loss for the six months ended June 30, 2008 was US$2,345,705, compared to a net loss of US$748,614 for the six months ended June 30, 2007.

Research and Development Expenses. B-Balloon incurred US$1,787,584 in research and development expenses during the six months ended June 30, 2008, compared to US$213,908 during the six months ended June 30, 2007. This represents an increase of US$1,573,676 or 735% as B-Balloon ramped up its research and development costs on the ostial stenting system.

General, Administrative and Marketing Expenses. B-Balloon incurred US$557,026 in general, administrative and marketing expenses during the six months ended June 30, 2008, compared to US$143,026 during the six months ended June 30, 2007, an increase of US$413,085 or 287%. The majority of the increase related to a US$156,334 charge for stock compensation expense in 2008 and an increase in professional fees of US$208,095 related to the costs of the acquisition of B-Balloon by the Company on July 1, 2008.

Financial Expenses. During the six months ended June 30, 2008, B-Balloon incurred US$1,095 in financial expenses, net. During the six months ended June 30, 2007, B-Balloon incurred a total of US$390,765 in financial expenses related to long term convertible debt which was converted into equity in the second half of 2007.

Results of Operations of the Company for the Year Ended December 31, 2007, Compared to Year Ended December 31, 2006

Net Losses

The consolidated net loss for the year ended December 31, 2007 was $7,830,954 or $1.59 per share as compared with a net loss of $5,483,962 or $1.59 per share for the comparative period in 2006 principally as the result of increased selling expenses (due to the increased expenses associated with a direct sales model), increased product development and clinical trial costs (mostly related to the GAMME trial) and an inventory write down of $559,131 in 2007.

Revenues

Total revenues in 2007 increased 40% year over year, from $1,082,830 for the year ended December 31, 2006 to $1,517,873 for the year ended December 31, 2007. We derive revenues primarily from the sale of catheter products and tissue and surgical products (including contract manufacturing of certain products for third parties), as well as from consulting services to other third party medical device manufacturers.

Sales of Metricath catheter products for the year ended December 31, 2007 were $258,017, an increase of 38% or $70,963 over sales of $187,054 in the comparable period in 2006. There was no significant increase in the price of catheter products and this increase in sales can be attributable to a 38% increase in the volume of products sold. Throughout 2007, the Company continued to develop its direct sales force after cancelling an agreement with a distributor in the United States in 2006. The Company has strengthened sales management, hired a reimbursement specialist and redistributed sales reps to high population areas in an effort to accelerate sales growth in Canada and the United States.

Sales of tissue and surgical products and services for the year ended December 31, 2007 were $951,815 as compared to sales of $716,489 for the year ended December 31, 2006. These revenues were derived from the sales of PeriPatch products and contract manufacturing. The average price of PeriPatch products increased 15% and volume increases of 18% account for the balance of the increase. In addition, in the fourth quarter of 2007, the Company launched PeriPatch Aegis, its new staple-line reinforcement product, generating $88,517 in revenue from initial orders from the distributor.

Revenues from consulting services were $308,041 in 2007, compared to $179,287 in 2006, primarily due to one customer using extensive design services in 2007.

Cost of Sales

In June 2007, the CICA issued Handbook Section 3031 (Inventories) to replace the previous Section 3830. This new section establishes Canadian GAAP for the measurement and disclosure of inventories. The Company has elected to adopt this standard early and for the year ended December 31, 2007 made adjustments to the way in which direct and indirect labor rates are estimated based on the normal capacity of the production facility during the year. In addition, the standard requires that the Company include the cost of underutilized capacity in the cost of sales and the Company has split the cost of sales into cost of goods sold and underutilization of production assets.

The cost of sales for the year ended December 31, 2007 was $799,593 as compared to $613,219 in the comparable period in 2006 and the overall gross margin for 2007 was 47% as compared to 43% in 2006. The improvement in gross margin was the result of improvements in manufacturing techniques and efficiencies gained as volumes increased during the year. The cost of sales in 2007 incorporates the cost of underutilized capacity of $155,888.

Expenses

Total expenses for the years ended December 31, 2007 and 2006 were $8,426,224 and $5,962,082, respectively. The increase in expenses in 2007 relates principally to increased sales and marketing activities associated with direct distribution, increased costs associated with the GAAME clinical trial and a $559,131 inventory write down.

Sales and marketing expenses increased from $1,725,825 in 2006 to $2,839,897, as the Company continued to roll out its direct distribution channel for the Metricath product line in the United States.

General and administrative expenses for the year ended December 31, 2007 were $2,282,283 in 2007 as compared to $2,256,966 in 2006. In 2007, the Company consolidated its operations to constrain growth in overhead expenses.

Product development and clinical trial expenses for the year ended December 31, 2007 of $2,744,913 were $765,622 higher than 2006 expenditures of $1,979,291. The increase in expenses was principally attributable to higher costs relating to the GAAME trial. Almost all costs associated with the trial were incurred by the end of the first quarter of 2008.

During the second quarter of 2007, the Company undertook a comprehensive review of open work orders in work in progress and identified $106,186 of write-downs, principally related to old work orders still carrying a value in inventory, but with minimal material still on the shop floor. The net realizable value of these work orders was assessed to be lower than the carrying value on the balance sheet and the excess valuation was written down during the period.

The Company transferred certain consoles in consignment and trunk stock inventory to property and equipment. The Company assessed part of the value of these consoles to be lower than their carrying value and wrote them down by $43,932 prior to transferring them to property and equipment. In addition, the Company wrote down the consoles in inventory by $35,145 to their estimated net realizable value.

At year end the Company reviewed its inventory of catheters; $46,870 worth of catheters were identified as short-lived assets unlikely to sell before their sterilization date expired and a further $106,906 was deemed obsolete due to an improved tip design for the Gemini catheter. In addition, certain sub assemblies for consoles were identified and provided for, amounting to an additional $220,092 write down.

We recorded amortization expense of $205,451 in 2008, compared to $145,501 in 2007, due to the increase relating to the amortization of field assets.

Other Income and Expenses

Other income and expenses for 2007 were $82,441, compared to $154,010 in 2006. Interest income decreased to $165,562 from $179,212 in 2006 as the average balance in guaranteed investment certificates was lower. We incurred $54,094 in foreign exchange losses, compared to $13,019 in 2006, due to the strengthening of the Canadian dollar versus the US dollar during the period.

Pre-Acquisition Results of Operations of the Newly-Acquired Subsidiaries for the Year Ended December 31, 2007, Compared to the Year Ended December 31, 2006

Neovasc Medical

Research and Development Expenses. Research and development expenses were US$935,410 for the year ended December 31, 2007, compared to US$710,160 for the year ended December 31, 2006. The increase of US$225,250, or 32%, was primarily due to expenses attributable to Neovasc Options granted to employees and consultants.

General, Administrative and Marketing Expenses. General and administrative and marketing expenses were US$532,050 for the year ended December 31, 2007, compared to US$347,127 for the year ended December 31, 2006. The increase of US$184,923 was due primarily to increased expenses associated with option compensation expenses and increased expenses of consultants and advisors.

Interest expenses, net. Interest expenses, net were US$161,341 for the year ended December 31, 2007, compared to US$87,215 for the year ended December 31, 2006. The increase of US$74,126 was primarily due to convertible loans made by Neovasc Medical and due to changes in foreign currency exchange rates.

B-Balloon

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Research and Development Expenses. Research and development expenses were US$815,429 for the year ended December 31, 2007, compared to US$547,399 for the year ended December 31, 2006. The increase of US$268,030, or 49%, was primarily due to initiation of the ostial balloon project and an increase in development costs for the ostial product.

B-Balloon expects its research and development expenses to increase as it continues development of B-Balloon’s ostial, balloon, stenting and bifurcation lesions products.

General, Administrative and Marketing Expenses. General, administrative and marketing expenses were US$272,533 for the year ended December 31, 2007, compared to US$180,923 for the year ended December 31, 2006. The increase of US$91,610, or 51%, was primarily due to an increase in collaborations with US physicians, marketing research reports and the use of consultants for reimbursement activities.

Interest Income, net. Interest expenses, net was US$298,253 for the year ended December 31, 2007, compared to US$31,280 for the year ended December 31, 2006. The increase of US$266,973 was primarily due to conversion of outstanding loans into preferred shares of B-Balloon.

B.	Liquidity and Capital Resources

Working Capital

In connection with the acquisition of Neovasc Medical and B-Balloon, the Company raised gross proceeds of $8,325,004 by way of private placement. As at December 31, 2008, the Company had working capital of $2,123,519. Working capital is defined as current assets less current liabilities.

Since its inception the Company has had negative cash flows from operations as it continues its research and development activities. The Company anticipates that it will require additional funding in 2009 to support its ongoing operations and product development. However, the current financial market conditions have increased the risk that such funding will not be possible. There is no assurance that such additional funds will be available for the Company. If adequate funds are not available, the Company may be required to scale back or abandon some activities and may in a worst case impact the Company’s ability to continue as a going concern. The Company’s financial statements do not include any adjustments that might result from this uncertainty

Cash and Cash Equivalents

The Company finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings. At December 31, 2008, the Company had cash and cash equivalents of $2,498,439 as compared to cash of $3,242,404 as of December 31, 2007. At December 31, 2008 the Company had working capital of $2,123,519 as compared to working capital of $3,431,266 at December 31, 2007. In addition, at December 31, 2008 the Company had restricted cash related to a security on long-term debt of $50,000 (December 31, 2007 - $50,000) included in long-term assets.

Cash Used in Operating Activities

Cash used in operations was $8,477,808 for the year ended December 31, 2008, as compared to $6,439,828 for the year ended December 31, 2007, an increase of $2,037,980. The increase in cash usage was related to the increase in expenses borne by the Company at the newly acquired operations in Israel and in the increase sales and marketing expenditures.

Cash Used in Investing Activities

Net cash used in investing activities was $111,998 for year ended December 31, 2008 compared to cash used of $542,316 in 2007. On July 1, 2008, the Company completed the Acquisitions. The cash spent to acquire the companies was $845,241. On the completion of the Acquisitions, the Company acquired $781,008 of cash and cash equivalents. During the year ended December 31, 2008 $47,765 was spent on capital additions. In 2007 the comparative expenditure was $542,316 as an additional building was acquired during the year.

Cash Used in Financing Activities

Concurrent with the Acquisitions, the Company issued 2,081,251 units of common shares at a price of $4.00 per unit for gross proceeds of $8,325,004 less issue costs of 93,916, net $8,231,088. Each unit consisted of one common share of the Company and 0.62 of a warrant. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008. From the proceeds of the financing the Company repaid $356,440 of loans from parties related to B-Balloon.

On April 24, 2007, the Company closed a public offering by way of a short form prospectus dated April 13, 2007, the Company issued 1,935,456 units of the Company at a price of $4.00 per unit (on a consolidated basis) for aggregate gross proceeds of $7,741,824, net of share issue costs of $834,271. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $5.00 per share, expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 82,968 common shares at a price of $4.00 per share exercisable until October 24, 2008. Subsequent to the financing on May 4, 2007, the Agent exercised 58,077 agent warrants at $4.00 per share for gross proceeds of $232,310 and the remaining agent warrants were repriced to $5.00 per share.

C. Research and Development

The Company spent approximately $3,101,869, $2,744,913 and $1,979,291 in research and development activities in 2008, 2007 and 2006 respectively. These activities included ongoing research and development related to the Company’s Reducer device and delivery system and Metricath Gemini product line as well as ongoing research end development related to the Company’s tissue products, including PeriPatch Aegis and remodelable tissue projects. See Item 4 “Information on the Company” of this Registration Statement for more information.

D. Trend Information

Demographic trends suggest an aging population and an increase in vascular disease and other conditions which are target markets for the Company’s products. Trends also indicate increased cost containment pressure on medical service providers which may limit funding for providing medical services and/or lead to healthcare providers seeking more cost effective treatment methods.

E. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, which individually or in the aggregate is material to our investors.

F. Tabular Disclosure of Contractual Obligations

The following table outlines our current contractual obligations as at December 31, 2008:

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ 439,247	$ 20,635	$ 45,597	$ 52,045	$ 320,970
Capital (Finance) Lease	-	-	-	-	-
Obligations
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities	-	-	-	-	-
Total	$ 439,247	$ 20,635	$ 45,597	$ 52,045	$ 320,970

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The size of our board of directors is currently set at eight. All of our directors are elected annually by the shareholders and hold office until our next annual general meeting or until their successors are duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles and bylaws. We held our last annual meeting on June 3, 2008 and our next annual general meeting is scheduled for June 9, 2009.

The following table sets forth information relating to our directors and senior management as at the date of this Registration Statement:

		Date Served as a
		Director or	Number and
		Officer of the	Percentage of the
Name, Municipality of		Company,	Company Shares
Residence, Position(s) with	Principal Occupation or Employment	Neovasc Medical	Beneficially
the Company(1)	During the Past Five Years (1)	or B-Balloon	Owned(1)(2)(3)(4)(5)
Paul Geyer	Chairman of the Board of the Corporation	Director and	1,848,354(6)
Burnaby, BC Canada	since July 2008 and previously President and	Officer of the	6.66%
Director	Chief Executive Officer of the Corporation	Company since
	between November 2000 and July 2008.	2000
	Chairman of the Board, Science World.
Alexei Marko	Chief Executive Officer of the Corporation	Director and	453,236(7)
Vancouver, BC Canada	since July 2008 and previously President and	Officer of the	1.63%
Chief Executive Officer and	Chief Operating Officer of the Corporation	Company since
Director	between November 2007 and July 2008; Vice-	2003
	President and Chief Operating Officer of the
	Corporation between November 2006 and
	November 2007; Vice-President, Development
	and Engineering of the Corporation from
	February 2006 to November 2006 and
	President and Chief Executive Officer of
	Angiometrx Inc. from 1999 to February 2008.
Christopher Clark	Chief Financial Officer of the Company since	Officer of the	320,635(8)
Vancouver, BC Canada	April 2007; Director, Finance of Mr. Lube	Company since	1.16%
Chief Financial Officer	Canada Inc. from September 2005 to March	2007
	2007; Director, Finance of One Person Health
	Sciences from May 2004 to August 2005;
	Consultant from October 2002 to April 2004.
Douglas Janzen	President and Chief Business Officer and	Director of the	81,438(9)
Vancouver, BC Canada	Director of Cardiome Pharma Corp. since	Company since	0.30%
Director	March 2006; Chief Financial Officer of	2005
	Cardiome Pharma Corp. between January
	2003 and March 2006.
Efrem Kamen	Investment Analyst for Diamondback	Director of the	71,100(10)
New York, New York	Advisors NY, LLC since April 2007; Medical	Company since	0.26%
Director	Device Investment Analyst with Citadel	December 2008
	Investment Group from March 2006 to April
	2007; Equity Research Analyst with Citigroup
	from April 2004 to March 2006.

Date Served as a
		Director or	Number and
		Officer of the	Percentage of the
Name, Municipality of		Company,	Company Shares
Residence, Position(s) with	Principal Occupation or Employment	Neovasc Medical	Beneficially
the Company(1)	During the Past Five Years (1)	or B-Balloon	Owned(1)(2)(3)(4)(5)

Steven Rubin	Senior VP, General Counsel and Secretary of	Director of	216,342(11)
Pinecrest, Florida	IVAX Corporation from August 2001 to	Neovasc Medical	0.79%
Director	September 2006; Executive Vice-President,	since 2008
	Administration for OPKO Health Inc. since	Director of
	May 2007.	B-Balloon since
2007

Dr. Jane Hsiao	Vice-Chairman and Chief Technology Officer	Director of	2,842,433(12)
Davie, Florida	of OPKO Health Inc. since May 2007; Vice-	Neovasc Medical	10.09%
Director	Chairman, Technical Affairs of IVAX	since 2007
Corporation from 1995 to January 2006. Vice-
Chairman and Chief Technology Officer of
OPKO Health Inc. since May 2007.

Dr. William O’Neill	Director of the division of Cardiovascular	Director of the	65,000(13)
Miami, Florida	Disease at William Beaumont Hospital since	Company since	0.24%
Director	December 1987; Co-director of the Beaumont	July 2008
Heart Center since May 1999 and Corporate
Chief of Cardiology, William Beaumont
Hospital since May 2002.

Boaz Lifschitz	General Partner of Peregrine I Group since	Director of	5,983,167(14)
Jerusalem, Israel	April 2001 and of Peregrine II Group since	Neovasc Medical	21.54%
Director	January 2006.	since 2002 and
Director of B-
Balloon since
2004

(1)

The information as to municipality of residence, principal occupation, shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

(2)	On a 20:1 post-consolidated basis and including the Company Amended Options.

(3)	Includes Completion of the Company Warrant and Option offer, Acquisition, share consolidation and participation in the concurrent the Company Financing.

(4)

Under Exchange Act Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on May 25, 2009.

(5)	Based on 27,384,365 issued and outstanding as of May 25, 2009.

(6)

Includes 135,000 Company Shares issuable upon exercise of outstanding options, 20,000 of which are exercisable at $0.20 per share until June 16, 2010, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 100,000 of which are exercisable at $0.40 per share until February 2, 2014. Also includes 217,321 Company Shares issuable upon exercise of outstanding warrants, of which 38,750 are exercisable at $5.00 per share until December 31, 2009, and 178,571 of which are exercisable at $0.30 per share until April 24, 2010.

(7)

Includes 300,000 Company Shares issuable upon exercise of outstanding options, 500 of which are exercisable at $0.20 per share until September 25, 2008, 500 of which are exercisable at $0.20 per share until April 10, 2011, 2,500 of which are exercisable at $0.20 per share until January 31, 2012, 6,250 of which are exercisable at $0.20 per share until October 1, 2012, and 290,250 of which are exercisable at $1.15 per share until October 31, 2013. Also includes 37,300 Company Shares issuable upon exercise of outstanding warrants, of which 1,550 are exercisable at $5.00 per share until December 31, 2009, and 35,750 of which are exercisable at $0.30 per share until April 24, 2010.

(8)

Includes 125,000 Company Shares issuable upon exercise of outstanding options, 2,500 of which are exercisable at $0.20 per share until April 5, 2012, 3,750 of which are exercisable at $0.20 per share until October 1, 2012, and 118,750 of which are exercisable at $1.15 per share until October 31, 2013. Also includes 61,100 Company Shares issuable upon exercise of outstanding warrants, of which 1,550 are exercisable at $5.00 per share until December 31, 2009, and 59,550 of which are exercisable at $0.30 per share until April 24, 2010.

(9)

Includes 71,438 Company Shares issuable upon exercise of outstanding options, 1,750 of which are exercisable at $0.20 per share until June 9, 2010, 2,188 of which are exercisable at $0.20 per share until August 24, 2012, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 52,500 of which are exercisable at $0.40 per share until February 2, 2014.

(10)	Includes 65,000 Company Shares issuable upon exercise of outstanding options, each of which is exercisable at $0.40 until February 2, 2014.

(11)

Includes 65,000 Company Shares issuable upon exercise of outstanding options, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 50,000 of which are exercisable at $0.40 per share until February 2, 2014. Also includes 4,956 Company Shares issuable upon exercise of outstanding warrants, of which 1,550 are exercisable at $5.00 per share until December 31, 2009, and 3,406 of which are exercisable at $1.38 per share until December 31, 2011.

(12)

Includes 202,390 Company Shares which Dr. Hsiao is deemed to own as a result of the 3.7% of the total limited partnership interests in the Peregrine II Group funds that is held by Dr. Hsiao. Also includes 65,000 Company Shares issuable upon exercise of outstanding options, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 50,000 of which are exercisable at $0.40 per share until February 2, 2014. Also includes 729,001 Company Shares issuable upon exercise of outstanding warrants, of which 77,500 are exercisable at $5.00 per share until December 31, 2009, 56,263 of which are exercisable at $1.38 per share until December 31, 2011, and 595,238 of which are exercisable at $0.30 per share until April 24, 2010.

(13)

Consists of 65,000 Company Shares issuable upon exercise of outstanding options, 10,000 of which are exercisable at $1.15 per share until October 31, 2013, and 55,000 of which are exercisable at $0.40 per share until February 2, 2014.

(14)

Includes 65,000 Company Shares issuable upon exercise of outstanding options, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 50,000 of which are exercisable at $0.40 per share until February 2, 2014. Also includes: (a) 5,589,866 Company Shares issued to the Peregrine Group in connection with the Acquisition; and (b) 328,301 Company Shares issuable upon exercise of outstanding warrants held by the Periegrine Group, each of which is exercisable at $1.38 until December 31, 2011. Mr. Lifschitz disclaims beneficial ownership of Company Securities held by the Peregrine Group, except to the extent of his pecuniary interest in the Peregrine Group. The specific entities that hold the Company Securities in the Peregrine Group are Peregrine Ventures (Israel) L.P., Peregrine VC Investments L.P., The Investment Corporation of the United Mizrachi Bank, Pensionaskasse der Siemens – Gesellschaften in der Schweiz, Stiffung Fuhrungskesfte der Siemens – Gesellschaften in der Schweiz, Hamamat Incentive Incubator L.P., Peregrine VC Investments II (US Investors) L.P., Peregrine VC Investments II (Israel) L.P. and Peregrine VC Investments II (Other Investors) L.P. Boaz Lifshitz has voting and investment power over the shares held by the Peregrine Group.

The members of the Company’s Audit Committee, Corporate Governance Committee, Compensation Committee and Strategic Planning Committee will be reconstituted at the first board meeting following the completion of the Acquisition.

The following is biographical information on each of the persons listed above:

Paul Geyer, Chairman of the Board (45 years old): Mr. Geyer has been a Director of the Company since 2000. He previously served as Chairman, President and CEO of the Company from March 2001. Mr. Geyer resigned as President and Chief Executive Officer of the Company on July l, 2008, but continues to serves Chairman of the Board.

Since June 2004, Mr. Geyer has been a director of Urodynamix Technologies Inc. (TSXV: URO), a medical device company focused on the development of non-invasive medical technology and diagnostic devices based on near-infrared spectroscopy.

Mr. Geyer is an active angel investor and supporter of local technology and life sciences firms. He is on the board of directors of the LifeSciences British Columbia industry association, as well as a director for several private and public companies. He served previously on the board of directors for the Medical Device Development Center (MDDC) and MEDEC, the association representing medical device companies across Canada. Since 2003, Mr. Geyer has been actively participating as a member of the board of governors at Science World British Columbia, where he took on the role as the board’s chairman in May 2007. Mr. Geyer has been instrumental in the establishment of Science World’s new life sciences gallery, “Body Works.”

Mr. Geyer graduated with a B.A.Sc. in electrical engineering from the University of British Columbia in 1988.

Alexei Marko, Chief Executive Officer and a Director (40 years old): Mr. Marko was appointed as President and Chief Operating Officer of Medical Ventures Corp., a predecessor company, in October 2007. Mr. Marko was the Vice President and Chief Operating Officer of the Company from November 2006 to September 2007 and Vice President, Development and Engineering of the Company from February 2006 to November 2006. Mr. Marko resigned as President of the Company on July l, 2008.

Mr. Marko has been the President and Chief Executive Officer of Angiometrx Inc. (or predecessor companies) since 1999. He has worked extensively in the medical device field for over 15 years.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer, and sits on the board of directors for the Medical Device Development Centre (MDDC) in Vancouver. In 2005, he was named as one of Business in Vancouver’s “Top Forty under 40” in recognition of his achievements.

Mr. Marko completed both his B.A.Sc. (Hons) at Queen’s University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

Christopher Clark, Chief Financial Officer (37 years old): Mr. Clark is the Chief Financial Officer of the Company. Mr. Clark has been the Chief Financial Officer of the Company since October 2007. From April 2007 to September 2007, Mr. Clark was the Director of Finance of the Company.

From September 2005 to March 2007, Mr. Clark was Director of Finance for Mr. Lube Canada Inc. From May 2004 to August 2005, Mr. Clark was Director of Finance for Healthpricer Interactive Limited (formerly One Person Health Sciences Inc.) From October 2002 to April 2004, Mr. Clark was self-employed as a consultant providing accounting services.

Mr. Clark received his designation as a Chartered Accountant in September 1998 from the Institute of Chartered Accountants of England and Wales. Mr. Clark earned an Honors degree in Economics from Swansea University, United Kingdom and completed a year of post graduate studies at Oxford University, United Kingdom.

Mr. Clark has entered into a non-disclosure agreement with the Company. Mr. Clark will work on a full-time basis for the Company.

Douglas Janzen, Director (40 years old): Mr. Janzen has been a director of the Company since June 2005.

Since March 2006, Mr. Janzen has served as President and Chief Business Officer of Cardiome Pharma Corp. (TSX: COM), a company which develops drugs to treat or prevent cardiovascular diseases. From January 2003 to March 2006, Mr. Janzen was the Chief Financial Officer of Cardiome Pharma Corp. From February 2006 to August 2007, Mr. Janzen served as a director of Bradmer Pharmaceuticals Inc. (TSX:BMR), a company which develops and commercializes new anti-cancer drugs discovered at leading academic and commercial research centers. He was also a director of Aptamera Inc., a Louisville, Kentucky based oncology company that was acquired in February 2005 by Antisoma plc, a public company listed on the London Stock Exchange.

Mr. Janzen has extensive experience in corporate banking and financing within the biotechnology sector. From September 2001 to January 2003, Mr. Janzen served as Managing Director, Health Sciences and was a partner at Sprott Securities Inc., a Toronto based investment bank.

Efrem Kamen, Director (29 years old): Mr. Kamen was appointed as a Director of the Company on December 2, 2008.

Mr. Kamen has been an investments analyst for Diamondback Advisors NY, LLC since April 2007; medical device investment analyst with Citadel Investment Group from March 2006 to April 2007; equity research analyst with Citigroup from April 2004 to March 2006.

Mr. Kamen has spent his career researching and investing in healthcare companies, with a specific focus on the medical device sector. He currently analyzes investments in medical device companies on a global level for Diamondback Advisors NY, LLC, a private New York City investment firm. Prior to joining Diamondback, Mr. Kamen was an analyst at Chicago-based Citadel Investment Group, responsible for medical device investments.

Earlier in his career, Mr. Kamen held positions of increasing responsibility as an equity research analyst covering medical device companies at SG Cowen and then Citigroup, where he also conducted due diligence for public offerings and other transactions, with much of his work concentrated on cardiovascular device companies.

Mr. Kamen holds a B.A. with honors from Columbia College in New York, majoring in economics and linguistics.

Steven Rubin, Director (48 years old): Mr. Rubin became a Director of the Company effective July 1, 2008. He has served as Chairman of the Boards of Directors of Neovasc Medical and B-Balloon since February 2008 and as a director of B-Balloon since November 2007.

Since May 2007, Mr. Rubin has been the Executive Vice President, Administration, of OPKO Health, Inc., a specialty healthcare company that focuses on the commercialization and development of proprietary pharmaceuticals and instruments for the diagnosis and treatment of ophthalmologic disorders. Prior to that, from August 2001 to September 2006, Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation, which was acquired by Teva Pharmaceutical Industries Ltd. in January 2006.

Mr. Rubin is also a member of the Frost Group, LLC, a private investment firm based in Miami, Florida. Mr. Rubin currently serves on the board of directors of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc., a medical device company, Modigene, Inc., a development stage biopharmaceutical company, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns-5 year olds, Non-Invasive Monitoring Systems, Inc., a medical device company, Cardo Medical, Inc., an early-stage orthopaedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices (OTCBB:CDOM) and Castle Brands, Inc., a developer and marketer of premium brand spirits.

Mr. Rubin holds a B.A. in Economics from Tulane University and a J.D. from the University of Florida.

Dr. Jane Hsiao, Ph.D., Director (60 years old): Dr. Hsiao became a director of the Company as of July 1, 2008. Dr. Hsiao has served as a director of Neovasc Medical since December 2007.

Dr. Hsiao has served on the board of Opko Health, Inc. since February 2007, as Vice Chairman and Chief Technology Officer since May 2007 and as Chairman of the Board of each of Safestitch Medical, Inc. (OTCBB: SFES) and Non-Invasive Monitoring Systems, Inc. (OTCBB: NIMU), both medical device companies, since September 2007 and October 2008, respectively. Dr. Hsiao is also a director of Modigene, Inc., a development stage biopharmaceutical company. Dr. Hsiao served as the Vice Chairman-Technical Affairs of IVAX Corporation from 1995 to January 2006, when Teva acquired IVAX. Dr. Hsiao served as IVAX’s Chief Technical Officer since 1996, and as Chairman, Chief

Executive Officer and President of IVAX Animal Health, IVAX’s veterinary products subsidiary, since 1998. From 1992 until 1995, Dr. Hsiao served as IVAX’s Chief Regulatory Officer and Assistant to the Chairman. Dr. Hsiao is a member of the Frost Group, LLC, a private investment firm based in Miami, Florida. Dr. Hsiao also holds 3.7% of the total limited partnership interests in the Peregrine II Group funds.

Dr. Hsiao holds a Ph.D. from the University of Illinois.

Dr. William O’Neill, Director (58 years old): Dr. O’Neill became a director of the Company as of July 1, 2008. He has been the director of the division of Cardiovascular Disease at William Beaumont Hospital, Royal Oak, since December 1987, co-director of the Beaumont Heart Center, Royal Oak, since it opened in May, 1999, and was appointed Corporate Chief of Cardiology, William Beaumont Hospitals, Royal Oak and Troy, in 2002. Dr. O’Neill was named Vice Chair Department of Internal Medicine for Research in January 2003. Prior to joining Beaumont, he was director of the cardiac catheterization laboratory at the University of Michigan in Ann Arbor and an associate professor of medicine at the University Of Michigan Medical School. Dr. O’Neill is an international leader in the field of interventional cardiology and in the research of new techniques to diagnose and treat obstructed heart arteries.

He is certified in interventional cardiology and cardiovascular disease by the American Board of Internal Medicine. An author or more than 35 book chapters, 230 articles, 330 abstracts; Dr. O’Neill provides frequent interviews to local and national media about interventional cardiology. A graduate of Wayne State University School of Medicine, Dr. O’Neill completed a cardiology fellowship at the University of Michigan Hospital.

Boaz Lifschitz, Director (41 years old): Mr. Lifschitz became a director of the Company as of July 1, 2008. He has been a director of Neovasc Medical and B-Balloon since inception. Since April 2001, Mr. Lifschitz has been a General Partner and Co-Founder of Peregrine I Group and since January 2006 a General Partner and Co-Founder of Peregrine II Group. Since August 2005, Mr. Lifschitz has been a director of Cellvine Ltd., in the field of cellular coverage and capacity solutions for the wireless telecom industry. Since September 2004, Mr. Lifschitz has been a director of Genetico Ltd., a company developing an RNA-switch technology to allow drug targeting of cancers and other viral diseased cells. Mr. Lifschitz was also co-founder of BioControl Ltd., a company engaged in development of implantable devices for the treatment of physiological and autonomic dysfunctions. Since 2006, Mr. Lifschitz has served on the board of Petratec International Ltd., a company engaged in development of integrated fleet management solutions for the gasoline market.

Mr. Lifschitz holds a B.A. from Bar-Ilan University and a Masters of Science in Management through Boston University’s international graduate program in Beer Sheva, Israel.

Significant Employees

The following provides information regarding significant employees of the Company:

Brian Macpherson (Age 47), VP, Operations and President, Surgical Division

Mr. McPherson is the Vice President, Operations, of the Company, and also serves as the President of the Company’s Surgical Division. He has more than 15 years’ experience in medical device manufacturing and operations. He holds two diplomas of technology from the British Columbia Institute of Technology, with the most recent in biomedical engineering.

Mr. McPherson has a unique combination of manufacturing, organizational and technical management experience. He was previously the operations manager for Pyng Medical Corp. and was part of the team that led the company to its first profitable year. He was also a senior manager with Arterial Vascular Engineering Canada as it grew from 20 to 350 employees.

Mr. McPherson’s responsibilities include managing manufacturing and logistics performance, productivity and cost effectiveness. He oversees all activities related to the development, manufacturing, distribution and sales of the Company’s surgical tissue products and contract manufacturing business.

Amir Miller (Age 43), VP, New Technologies

Amir Miller has served as Vice President, New Technologies, of the Company since July 1, 2008. Mr. Miller has served as B-Balloon’s Chief Technology Officer since June 2004.

Mr. Miller was the Research and Development Projects Manager in Medinol Ltd., Israel’s leading stent company, from December 2001 to June 2004, where he was responsible for the new products development including PTA/PTCA balloons and futuristic stents. From October 1997 to November 2001, Mr. Miller was a Project Manager and senior development engineer at Kulicke & Soffa Ltd. (USA), the world’s leading supplier of semiconductor assembly equipment, where he was a manager Kulicke’s futuristic products development group.

Mr. Miller completed a B.Sc. in mechanical engineering from the Technion in Haifa, and a degree in Electrical Practical Engineering from Lady Davis College in Tel-Aviv.

Mr. Miller has entered into a non-disclosure agreement with the Company. Mr. Miller will work on a full-time basis for the Company.

Benny Dilmoney (Age 36), VP, Research and Development

Benny Dilmoney is Vice President, Research and Development, of the Company. He also continues to serve as the Chief Operating Officer of Neovasc Medical, a position he has held since January 2008.

Prior to joining Neovasc Medical as COO, Mr. Dilmoney served from 2007 as CEO and Chief Technology Officer of MIM Medical Ltd., a start up company in the field of minimally invasive cosmetic breast surgery. Mr. Dilmoney had been Engineering and R & D Manager of Neovasc Medical from 2004 to 2006, having joined Neovasc Medical then after serving as Projects Manager with Florence Medical Ltd., a company involved in the field of medical devices for cardiac intervention procedures from 1997 to 2003.

Mr. Dilmoney received his B.Sc. degree in 1998 from Tel Aviv University.

Mr. Dilmoney has entered into a non-disclosure agreement with the Company. Mr. Dilmoney will work on a full-time basis for the Company.

Scientific Advisory Board of the Company

The following sets forth information regarding the current members of the Neovasc Scientific Advisory Board. The Scientific Advisory Board has no official standing or power under the CBCA to direct the business and affairs of the Company.

Professor Shmuel Banai, MD (Medical Director)

Prof. Banai has been Neovasc Medical’s Medical Director since 2002 and was appointed as the Company’s Medical Director on July 1, 2008. Prof. Banai currently also serves as Associate Professor of Medicine and Cardiology at the Tel Aviv University Sackler School of Medicine, as Director of Interventional Cardiology of the Division of Cardiology at the Tel Aviv Souraski Medical Center, as Chief Medial Officer of Innovea Medical Ltd., and is one of Israel’s leading interventional cardiologists and a productive researcher, Associate Professor of Medicine and Cardiology at the Hebrew University, Jerusalem and Head of the Interventional Cardiology Department of the Tel-Aviv Sourasky Medical.

Over the past 25 years he has held several senior positions including: Director of the Heart Institute at Hadassah Medical Center, Jerusalem Senior Cardiologist at Bikur Cholim Hospital, Jerusalem and Visiting Associate at the National Institute of Health, National Heart, Lung and Blood Institute at Bethesda, Maryland. Prof Banai is licensed to practice both in Israel and the United States and has received several prizes both for his teaching and research. He holds three patents, has delivered lectures throughout the world and has authored over 30 academic and professional papers.

Martin B. Leon, MD, FACC

Dr. Leon is currently a Professor of Medicine and an attending physician (interventional cardiology) at NYPH/Columbia University Medical Center in New York. Dr. Leon is also an Associate Director, Centre for Interventional Vascular Therapy. Dr. Leon received his BSc from the State University of New York and his MD from Yale University School of Medicine. Dr. Leon has delivered numerous lectures, conferences, symposia, both national and international. Dr. Leon has co-authored numerous academic and professional papers.

Dr. Elazer R. Edelman

Elazer R. Edelman received Bachelors and Masters degrees in Electrical Engineering from the Massachusetts Institute of Technology, an M.D. degree with distinction from Harvard Medical School, and then his Ph.D. in Medical Engineering and Medical Physics from the Harvard-Massachusetts Institute of Technology Division of Health Sciences and Technology. Dr. Edelman’s research interests combine his scientific and medical training. He uses elements of continuum mechanics, digital signal processing and polymeric controlled release technology to examine the cellular and molecular mechanisms that produce accelerated atherosclerosis and transform stable coronary artery disease to unstable coronary syndromes. His most recent publications have focused on how tissue engineered cells might be used for the local delivery of growth factors and growth inhibitors in the study of the mechanisms behind, and potential treatments for, arterial restenosis following balloon angioplasty, vascular bypass and endovascular implantation.

David Allie, MD

David Allie, MD is chief of cardiothoracic and endovascular surgery at Cardiovascular Institute of the South’s Lafayette clinic. He is also the president/CEO of the South Louisiana Clinical Research Foundation as well as the CIS Clinical Research Foundation. He is co-director of the CIS “Gloves-On” Peripheral Vascular Disease (PVD) national hands-on training course for physicians and fellows, a program that has trained over 1,000 cardiologists, surgeons and radiologists in the endovascular treatment of PVD. Dr. Allie is the author and co-author of numerous presentations and publications in his specialty and the author, primary investigator or sub-investigator of several clinical trials testing research protocols of devices and pharmaceuticals. He is also a key faculty member at numerous national and international scientific meetings. He serves on numerous editorial boards for medical journals and participates as a medical advisory board member for over a dozen established medical companies and organizations.

Craig Walker, MD

Craig Walker, MD, a native of Bourg, Louisiana, is a graduate of Nicholls State University, Thibodaux, Louisiana, and LSU School of Medicine in New Orleans. He received his postgraduate training in cardiology at Ochsner Foundation Hospital in New Orleans and completed a research and teaching fellowship at Harvard Medical School in Boston, before returning to Houma to establish Cardiovascular Institute of the South, where he remains its medical director. Dr. Walker is author or co-author of more than five dozen medical publications and has delivered scores of lectures to both lay and medical audiences. He maintains the distinction of being a primary investigator for several cardiovascular and peripheral devices. He is co-director of a national cardiovascular conference and the CIS “Gloves On” PVD training course that trains hundreds of physicians from around the world.

Robert Tahara, MD

Robert Tahara, MD, a vascular surgeon, is the Director, Peripheral Interventions Program at the Bradford Regional Medical Center in Bradford, PA. He attended medical school at State University of New York at Buffalo School of Medicine and Biomedical Sciences, Buffalo, NY and did his residency at University of Nebraska Medical Center, Omaha, NE. Dr. Tahara was the first US physician to use the Metricath Libra catheter during clinical treatment.

Other Reporting Issuer Experience

The following table sets out the information about other reporting companies of which the directors and officers of the Company are, or have been within the last five years, directors or officers:

	Name and Jurisdiction	Exchange
Name	of Reporting Issuer	or Market	Position	From	To

Paul Geyer	Pitchstone Exploration Ltd.	TSX-V	Director	02/2005	Present
	Urodynamix Technologies Ltd.	TSX-V	Director	06/2004	Present

Douglas Janzen	Cardiome Pharma Corp.	TSX	Director	01/2003	Present
			President	03/2006	Present
			Chief Business	03/2006	Present
Officer
			Chief Financial	01/2003	03/2006
Officer

Steven Rubin	Cardo Medical Inc.	OTCBB	Director	9/2008	Present
	Castle Brands Inc.	NYSE Amex	Director	1/2009	Present
	Dreams Inc.	NYSE Amex	Director	11/2006	Present
	Kidville Inc.	OTCBB	Director	11/2007	Present
	Modigene, Inc.	OTCBB	Director	2/2008	Present
	Non-Invasive Monitoring Systems Inc.	OTCBB	Director	10/2008	Present
	OPKO Health Inc.	NYSE Amex	Executive Vice-	5/2007	Present
President and
			Director	2/2007	Present
	Safestitch Medical, Inc.	OTCBB	Director	9/2007	Present

Dr. Jane Hsiao	Modigene, Inc.	OTCBB	Director	5/2007	Present
	Non-Invasive Monitoring Systems Inc.	OTCBB	Chairman	10/2008	Present
	OPKO Health Inc.	NYSE Amex	Vice Chairman	5/2007	Present
and Chief
Technology
Officer
	Safestitch Medical, Inc.	OTCBB	Chairman	4/2005	Present

(1)	Formerly One Person Health Sciences Inc. which was formerly OmniTech Capital Corp.

B.	Compensation

Set out below are particulars of compensation paid to the following persons (“Named Executive Officers”):

(a)	the chief executive officer (“the Company CEO”) of the Company or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)	the chief financial officer (“the Company CFO”) of the Company or any person that acted in a similar capacity during the most recently completed fiscal year;

(c)

each of the Company’s three most highly compensated executive officers, other than the Company CEO and the Company CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

As at December 31, 2008, the end of the most recently completed financial year of the Company, the Company had threeNamed Executive Officers, being Paul Geyer, Chief Executive Officer, Alexei Marko, President and Chief Operating Officer, Christopher Clark, Chief Financial Officer and Craig Wallace, former Chief Financial Officer.

Summary of Compensation

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary($)	Bonus ($)(1)	Other Annual Compens -ation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)
Paul Geyer Chairman of the Board (Former Chief Executive Officer)	2008 2007 2006	- 28,000 28,000	- - -	99,838(3) 155,250(3) 194,391 (3)	15,000 - -	- - -	- - -	- - -
Alexei Marko Chief Executive Officer	2008 2007 2006	225,000 170,000 115,000	25,000 38,000 -	- - -	300,000 17,500(5) 1,000(5)	- - -	- - -	- - -
Christopher Clark Chief Financial Officer(4)	2008 2007 2006	175,000 92,500 N/A	17,625 17,375 N/A	- - N/A	125,000 12,500(5) N/A	- - N/A	- - N/A	- - N/A

(1)

The bonus plan paid to Mr. Marko and Mr. Clark was a board approved plan administered by the Compensation Committee. Both Mr. Marko and Mr. Clark had 50% of their potential bonus based on revenue objectives and 50% based on individual objectives that the Compensation Committee considered important to the overall success of the Company. The bonus includes both amounts paid in the year and amounts accrued for the year and paid in the following year.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one financial year, but does not include option or stock appreciation right plans or plans to compensation through restricted shares or restricted share units.

(3)	Paid as consulting fees to Geyer Engineering Ltd., a private company controlled by Mr. Geyer.
(4)	Mr. Clark was appointed as Chief Financial Officer on October 1, 2007.
(5)	On a post-consolidation basis

The compensation committee of the Company’s board of directors may pay cash bonuses to senior management based upon the achievement of corporate and personal objectives. The amount of the bonus generally would be based 50% on the achievement of corporate goals and 50% on each individual’s achievement of their pre-set personal goals. Participating management’s goals are set with the CEO and the compensation committee to ensure all departments are working towards objectives consistent with corporate goals. For example, the corporate bonus for the third and fourth quarters of 2007 were calculated based on the Company’s achievement of sales targets in each of the Company’s three product lines: achieving greater than $396,000 in Metricath catheters sales, achieving greater than $700,000 in tissue products sales and achieving greater than $263,000 in contract sales.

In 2007, Christopher Clark and Alexei Marko were the only officers who received bonuses and each of them waived their bonuses for 2008. The bonus payments were cancelled at the end of June 2008 and each of them waived their bonuses for the remainder of 2008. The Company intends on implementing a new non-cash bonus scheme in 2009.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has not granted any LTIPs during the past fiscal year.

Options and Stock Appreciation Rights Granted During the Most Recently Completed Fiscal Year

The following the Company Options were granted to the Named Executive Officers during the fiscal year ended December 31, 2008.

Name	Date of Grant	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial year	Exercise or Base ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security (2) )	Expiration Date
Alexei Marko(1)	Oct 30, 2008	300,000	27.8%	$1.15	$0.28	Nov 30, 2013
Christopher Clark(1)	Oct 30, 2008	125,000	11.6%	$1.15	$0.28	Nov 30, 2013

(1)

On a post-consolidation basis. Subsequent to the Company Warrant and Option Offer Mr. Marko would have been granted the equivalent of 8,750 $0.20 options and Mr. Clark would have been granted the equivalent of 6,250 $0.20 options.

(2)	Calculated as the closing price of the Company Shares on the TSX-V on the date of grant.

Aggregate Option Exercises During The Most Recently Completed Fiscal Year and Fiscal Year End Option Values

There were no exercises of the Company Options by the Named Executive Officers during the fiscal year ended December 31, 2008. The following table sets out the financial year end value of the Company Options held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money(1) Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Paul Geyer	-	N/A	43,000/ 12,000	-/-
Alexei Marko	-	N/A	67,800/ 232,200	-/-
Christopher Clark	-	N/A	30,000/ 95,000	-/-

(1)

“In-the-Money” options are those where the market value of the underlying securities at the financial year end exceeds the exercise price of the option. Value is determined by calculating the difference between the closing price of the Company Shares ($0.20 on December 31, 2008), and the exercise price of each the Company Option, and then multiplying the difference by the number of the Company Shares under option at the financial year end.

Pension Plans

The Company does not provide a pension plan for directors or officers.

Securities Authorized for Issuance under Equity Compensation Plan

Equity Compensation Plan Information

The following table sets forth as at May 25, 2009, the number of securities authorized for issuance under the Company Stock Option Plan:

Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	1,342,452	$0.96	1,395,984 (1)
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
Total:	1,342,452		1,395,984

(1)	On a post-consolidation basis.

Company Stock Option Plan

The Company Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company non-transferable options to purchase the Company Shares exercisable for a period of up to five years. In addition, the number of the Company Shares reserved for issuance to any one person shall not exceed five percent of the issued and outstanding the Company Shares and the number of the Company Shares reserved for issuance to any one consultant will not exceed two percent of the issued and outstanding the Company Shares.

The Board of Directors determines the price per the Company Share and the number of the Company Shares which may be allotted to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSX-V. The price per the Company Share set by the Board of Directors shall not be less than the last price at which a full board lot of the Company Shares was, on the last business day prior to the date on which such option is granted, traded on the TSX-V or such other principal market on which the Company Shares are then traded, less the applicable discount permitted (if any) by such applicable exchange or market.

The Company Options must be exercised within 90 days of termination of employment or cessation of position with the Company, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death, the Company Option must be exercised within 12 months after such death, subject to the expiry date of such the Company Option. If prior to the exercise of an the Company Option, the holder ceases to be a director, officer, employee or consultant of the Company, or its subsidiary, the Company Option shall be limited to the number of the Company Shares purchasable by him/her immediately prior to the time of his/her cessation of office or employment and he/she will have no right to purchase any other the Company Shares under the Company Option.

The foregoing summary of the Company Stock Option Plan is not complete and is qualified in its entirety by reference to the plan, a copy of which is attached hereto.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

The following is a summary of the employment agreements the Company has entered into with its Named Executive Officers:

1.

The Company has a management contract with Geyer Engineering Ltd. (“GEL”), a company controlled by Paul Geyer, pursuant to which GEL provides Mr. Geyer’s services to the Company on an 80% time basis. GEL receives $200,000 per year under this contract. GEL is also entitled to reimbursement of certain out-of-pocket expenses under the management contract. On July 1, 2008, Mr. Geyer resigned as the Company’s CEO, and the payment for his services as CEO ceased accordingly.

2.

The Company’s subsidiary ANG had an employment contract with Alexei Marko, President of ANG which terminated in 2006. Mr. Marko continued to receive compensation at the rate specified in subsequent written offers by the Company. In October 2007, Mr. Marko was promoted to the position of President and COO of the Company with a gross salary of $200,000 per annum plus a cash bonus of up to 30% of his gross salary based on meeting certain operational objectives. On July 1, 2008, Mr. Marko was promoted to the position of CEO with a gross salary of $250,000 per annum plus a new non-cash stock-based bonus scheme of up to 30% of his gross salary based on meeting certain operational objectives. Mr. Marko waived his bonus scheme compensation for the 6 months to December 31, 2008 and the Compensation Committee is in the process of establishing a bonus scheme for 2009 which may be cash, or stock-based.

3.

Christopher Clark was hired on April 2, 2007 as Director of Finance under an offer of employment letter and continued to receive compensation at the rate offered by the Company. In October 2007, Mr. Clark was promoted to the position of CFO with a gross salary of $150,000 per annum plus a bonus of up to 30% of his gross salary based on meeting certain operational objectives. On July 1, 2008, Mr. Clark’s gross salary was increased to $200,000 per annum plus a bonus scheme of up to 30% of his gross salary based on meeting certain operational objectives. Mr. Clark waived his bonus scheme compensation for the 6 months to December 31, 2008 and the Compensation Committee is in the process of establishing a bonus scheme for 2009 which may be cash, or stock-based.

Compensation of Directors

From January 1, 2008 to June 30, 2008, directors of the Company (excluding management, founders or major shareholders) were paid an annual retainer of $11,500 each (payable in cash or options at the election of the director), a meeting fee of $1,000 per full Board meeting attended in person and a meeting fee of $500 per committee meeting attended. In addition the Chairman of the Board and the Chairman of the Audit Committee were paid an annual retainer of $5,000.

From July 1, 2008 to December 31, 2008, directors of the Company (excluding management) were paid an annual retainer of US$10,000 and no meeting fees. The Chairman of the Board and of each of the three committees were paid an additional US$5,000 annual retainer.

During the most recently completed financial year, the directors who are not Named Executive Officers received an aggregate compensation of $138,278 for services provided to the Company in their capacities as directors as follows:

Name of Director	Compensation
Barry Allen(1)	$11,250
Daniel Nixon(1)	15,000
Douglas Janzen(2)	19,891
Eugene Starr(1)	11,088
James Miller(1)	8,750
Lindsay Machan(1)	10,250
Michael Varabioff(1)	9,750
Boaz Lifschitz(3)	6,094
Efrem Kamen(4)	993
Dr. Jane Hsiao(3)	9,141
Paul Geyer(5)	30,213
Steven Rubin(3)	9,264
Dr. William O’Neill(3)	6,094
Total:	$138,278

(1)	Resigned as a director of the Corporation on July 1, 2008.
(2)	Mr. Janzen served as a director of the Corporation through all of 2008.
(3)	Appointed as a director of the Corporation on July 1, 2008.
(4)	Appointed as a director of the Corporation on December 2, 2008.
(5)	Resigned as Chief Executive Officer and President on July 1, 2008.

During the most recently completed financial year, $194,662 was paid to Axium Law Corporation, a law firm of which Michael Varabioff Law Corporation (wholly-owned by Michael Varabioff) is a partner, for legal services to the Company.

During the most recently completed financial year, US$128,000 (CDN$133,312) was paid to ETS Consulting, a consulting firm of which Eugene Starr is a director, for marketing and sales consulting services to the Company.

During the most recently completed financial year, $99,838 was paid to Geyer Engineering, a company controlled by Paul Geyer, consulting services to the Company.

During the most recently completed financial year, the following the Company Options were granted to directors who are not Named Executive Officers. No SARs (stock appreciation rights) were granted during the period.

		Securities	% of Total		Market Value of
		Under	Options/SARs	Exercise	Securities Underlying
		Options/	Granted to	Or	Options/SARs on the
		SARs Granted	Employees in	Base Price	Date of Grant	Expiration
Name	Date of Grant	(#)	Financial Year	($/Security)	($/Security)(1)	Date
Boaz Lifschitz	Oct 30, 2008	10,000	0.9%	$1.15	$0.28	Oct 30, 2013
Douglas Janzen	Oct 30, 2008	15,000	1.4%	$1.15	$0.28	Oct 30, 2013
Dr. Jane Hsiao	Oct 30, 2008	15,000	1.4%	$1.15	$0.28	Oct 30, 2013
Paul Geyer	Oct 30, 2008	15,000	1.4%	$1.15	$0.28	Oct 30, 2013
Steven Rubin	Oct 30, 2008	15,000	1.4%	$1.15	$0.28	Oct 30, 2013
Dr. William	Oct 30, 2008	10,000	0.9%	$1.15	$0.28	Oct 30, 2013
O’Neill

(1)	Calculated as the closing price of the Company Shares on the TSX-V on the date of grant.

No directors of the Company exercised the Company Options during the fiscal year ended December 31, 2008.

Termination of Appointment as a Director

the Company has not entered into any agreements or understandings with its directors providing for benefits upon their termination.

Indebtedness of Directors and Executive Officers

At no time during the fiscal year ended December 31, 2008, was any director, senior officer, proposed management nominee for election as a director of the Company or associate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Proposed Executive Compensation

Set out below are particulars of the anticipated compensation to be paid to the three most highly compensated executive officers in addition to the proposed Chief Executive Officer and Chief Financial Officer for the 12 month period following the completion of the Acquisition.

Summary of Proposed Compensation

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compen- sation ($)
		Salary($)	Bonus ($)	Other Annual Compens- ation ($)
					Securities Under Options Granted (#)
Alexei Marko CEO	Jul 08 to Jun 09	$250,000	Nil	$8,500	290,250(1)	-
Christopher Clark CFO	Jul 08 to Jun 09	$200,000	Nil	$6,000	118,750(1)	-

(1)

On October 31, 2008 the Company granted options to its employees, senior officers and directors to acquire a total of 1,157,077 common shares of the Company at an exercise price of $1.15 per share expiring on October 31, 2013. Mr. Marko was granted 290,250 options and Mr. Clark was granted 118,750 options. The options will vest 20% immediately and 20% on each anniversary of the grant date for the next four years. The market price at close of previous day was $0.28. The grant of these options is in accordance with the existing stock option plan.

Management Agreements

As at the date of this document, agreements pertaining to the management of the business affairs of the Resulting Issuer have not yet been formalized.

Indebtedness of Directors and Officers

No director or officer of the Company, Neovasc Medical or B-Balloon, nor any proposed director or officer of the Resulting Issuer, is indebted to the Company, Neovasc Medical or B-Balloon.

Investor Relations Arrangements

No written or oral agreement has been reached with any person to provide promotional or investor relations services for the Company or the Resulting Issuer.

Auditors and Registrar and Transfer Agent

Our auditor is currently Grant Thornton LLP, Chartered Accountants.

C.	Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the CBCA and our articles and bylaws. Our officers serve at the discretion of the Board.

Benefits on Termination of Employment

The Company has no compensatory plan, contract or arrangement to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control, other than as described in this Registration Statement.

Committees of the Board of Directors

The Board has appointed an Audit Committee, Strategic Planning Committee, Governance and Nominating Committee and a Compensation Committee to date.

(a)	Audit Committee

The audit committee functions pursuant to an audit committee charter as described below:

1.	Purpose

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities in relation to:

  the integrity of the Company’s financial statements;
  the Company’s compliance with legal and financial regulatory requirements;
  the qualifications and independence of the Company’s auditor;
  the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;
  the performance of the Company’s internal audit function and independent auditor;
  preparing an audit committee report to be included in the Company’s management information circular; and
  any additional matters delegated to the Audit Committee by the Board.
2.	Members

The Board must appoint a minimum of three directors to be members of the Audit Committee. All of the members of the Audit Committee must meet the criteria for independence under applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit Committee will be financially literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. “Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.	Responsibilities

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board:

(a)	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee evaluates and is responsible for the Company’s relationship with the auditor. Specifically, the Audit Committee:

  selects, evaluates and nominates the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
  reviews and approves the auditor’s engagement letter;
  after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, reviews the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor’s quality controls are adequate and the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;
  oversees the auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting;
  at least annually, obtains and reviews a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and
  where appropriate, terminates the auditor.
(b)	Confirmation of the Auditor’s Independence

At least annually, and before the auditor issues its report on the Company’s annual financial statements, the Audit Committee:

  confirms that the auditor has submitted a formal written statement describing all of its relationships with the Company that in the auditor’s professional judgment may reasonably be thought to bear on its independence;
  discusses with the auditor any disclosed relationships or services that may affect its independence;
  obtains written confirmation from the auditor that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct adopted by the Canadian Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Company within the meaning of federal securities legislation; and
  confirms that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Company.
(c)	Pre-Approval of Non-Audit Services

The Audit Committee pre-approves the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

(d)	Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

  planning and staffing of the audit;
  any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;
  whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
  the extent to which the auditor is satisfied with the nature and scope of its examination;
  any instances of fraud or other illegal acts involving senior management of the Company;
  whether or not the auditor has received the full co-operation of senior management and other employees of the Company and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);
  the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and
  the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.
(e)	Review of the Audit Plan

The Audit Committee discusses with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee reviews a summary of the auditor’s audit plan for each audit.

(f)	Review of Audit Fees

The Audit Committee determines the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit Committee considers, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Company, the size, complexity and financial condition of the Company and the extent of internal audit and other support to be provided to the auditor by the Company.

(g)	Review of Financial Statements

The Audit Committee reviews and discusses with management and the auditor the annual audited financial statements, together with the auditor’s report thereon. The Audit Committee reviews and discusses with management the interim financial statements before recommending them for approval by the Board. The Audit Committee also reviews and discusses with management and the auditor:

  management’s discussion and analysis relating to the annual audited financial statements;
  all critical accounting policies and practices used or to be used by the Company; and

  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Company’s financial statements prior to the Audit Committee’s review of such financial statements or reconciliation.

(h)	Review of Other Financial Information

The Audit Committee:

  reviews annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee also reviews the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);
  ensures that adequate procedures are in place for management’s review of all other financial information extracted or derived from the Company’s financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee periodically assesses the adequacy of those procedures;
  reviews major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of any material control deficiencies;
  reviews analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and
  reviews the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.
(i)	Relations with Senior Management

The Audit Committee members meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which is not less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.

(j)	Oversight of Internal Controls and Disclosure Controls

The Audit Committee reviews with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records. The Audit Committee reviews any special audit steps adopted in light of material weaknesses or significant deficiencies.

The Audit Committee reviews with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit Committee also reviews disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

(k)	Legal and Regulatory Compliance

The Audit Committee reviews with the Company’s legal counsel any legal or regulatory matters that could have a significant effect on the Company’s financial statements. It also reviews with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

(l)	Risk Assessment and Risk Management

The Audit Committee periodically reviews with senior management the Company’s guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

(m)	Taxation Matters

The Audit Committee periodically reviews with senior management the status of significant taxation matters of the Company.

(n)	Hiring Employees of the Auditor

The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

4.	Complaints Procedure

The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Company regarding questionable accounting or auditing matters or disclosure controls.

5.	Reporting

The Audit Committee regularly reports to the Board on:

  the auditor’s independence;
  the performance of the auditor and the Audit Committee’s recommendations regarding its reappointment or termination;
  the performance of the internal audit function;
  the adequacy of the Company’s internal controls and disclosure controls;
  its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
  its review of the annual and interim management’s discussion and analysis;
  any issues that arise with respect to the Company’s compliance with legal and regulatory requirements; and
  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

6.	Review and Disclosure

The Audit Committee reviews this Charter at least annually and submits it to the Board together with any proposed amendments. The Board reviews the Charter and approve such further amendments as it deems necessary and appropriate.

7.	Assessment

At least annually, the Corporate Governance Committee reviews the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.	Chair

Each year, the Board appoints one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair continues in office until a successor is appointed.

9.	Removal and Vacancies

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

10.	Access to Independent Counsel and Other Advisors

In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Company without Board approval at any time and has the authority to determine any such counsel’s or advisor’s fees and other retention terms. The Company also provides appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

(a)	Composition of the Audit Committee

The following are the members of the Committee:

Steven Rubin (Chair)	Independent(1)	Financially literate(1)
Efrem Kamen	Independent(1)	Financially literate(1)
Boaz Lifschitz	Independent(1)	Financially literate(1)

(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).

(b)	Corporate Governance and Nominating Committee

The Corporate Governance Committee of the Company is currently composed of Steven Rubin (Chair), Dr. Jane Hsiao and Boaz Lifschitz, all of whom are independent directors. The Corporate Governance Committee is responsible for and make recommendations to the Board concerning the governance matters pertaining to the shareholders and the Board. The committee:

  has the specific and ongoing responsibility to review the state of the Company’s corporate governance as to quality and effectiveness and to recommend enhancements to the Board;

  reviews the role and composition of the Board and its committees and the methods and processes by which the board fulfills its duties;
  reviews the performance of the Board, its committees and the directors;
  considers Board and committee agendas and the quality of material being presented;
  establishes criteria for election and re-election as a director, thereby managing the director nomination process; and
  reviews and monitors the Company’s compliance with the TSX Venture Exchange’s or other applicable standards relating to Board responsibilities.
(c)	Compensation Committee

The Compensation Committee is composed of Dr. Jane Hsiao (Chair), Douglas Janzen and Dr. William O’Neill, all of whom are independent directors. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee:

  reviews the performance of the Chief Executive Officer (CEO) and succession planning for the CEO;
  reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks;
  reviews human resource matters with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel;
  reviews overall compensation programs;
  monitors succession planning for senior management; and
  approves investment policies and oversees the administration of the pension plan to ensure fiduciary obligations are met in accordance with established rules, policies and guidelines.
(d)	Employees

We currently have 40 full-time employees, including one in the United States, two in Israel and 37 in Canada. Our employees are not unionized. The Company has experienced a steady growth in staff as it has grown with the largest single change being the inclusion of the staff of B-Balloon and Neovasc Medical.

(e)	Share Ownership

Shares

The shareholdings of our officers and directors are set forth below as of May 25, 2009.

Name and Position	Number of Common Shares (1) (3)	Percentage of Outstanding Common Shares Owned (2) (3)
Paul Geyer Chairman	1,496,033	5.46%
Alexei Marko Chief Executive Officer, and a director	115,936	0.42%
Christopher Clark Chief Financial Officer	134,535	0.49%
Douglas Janzen Director	10,000	0.04%

Name and Position	Number of Common Shares (1) (3)	Percentage of Outstanding Common Shares Owned (2) (3)
Efrem Kamen Director	6,100	0.02%
Steven Rubin Director	146,386	0.53%
Dr. Jane Hsiao Director(4)	2,048,432	7.48%
Dr. William O’Neill Director	-	-
Boaz Lifschitz Director(5)	5,589,866	20.41%
TOTAL	9,547,288	34.86%

(1)	On a post-consolidation basis.
(2)	Based on 27,384,365 common shares issued and outstanding as of May 25, 2009.
(3)	Includes Completion of the Company Warrant and Option offer, Acquisition, share consolidation and participation in the concurrent the Company Financing.
(4)	Includes 202,390 Company Shares which Dr. Hsiao is deemed to own as a result of the 3.7% of the total limited partnership interests in the Peregrine II Group funds that is held by Dr. Hsiao.
(5)

Includes approximately 5,589,866 the Company Shares estimated to be owned by the Peregrine Group after giving effect to the Acquisition, of which Mr. Lifschitz disclaims beneficial ownership except to the extent of his pecuniary interest therein. The specific entities that hold the Company Securities in the Peregrine Group are Peregrine Ventures (Israel) L.P., Peregrine VC Investments L.P., The Investment Corporation of the United Mizrachi Bank, Pensionaskasse der Siemens – Gesellschaften in der Schweiz, Stiffung Fuhrungskesfte der Siemens – Gesellschaften in der Schweiz, Hamamat Incentive Incubator L.P., Peregrine VC Investments II (US Investors) L.P., Peregrine VC Investments II (Israel) L.P. and Peregrine VC Investments II (Other Investors) L.P. Boaz Lifschitz has voting and investment power over the shares held by the Peregrine Group.

Options

Details of the stock options held by our officers and directors are set forth below as of May 25, 2009.

Name and Position	Grant Date	Expiry Date	Exercise Price (1)	Total (1)
Paul Geyer Chairman	Jun. 16, 2005 Oct. 31, 2008 Feb. 2, 2009	Jun.16, 2010 Oct. 31, 2013 Feb. 2, 2014	$0.20(2) $1.15 $0.40	20,000 15,000 100,000
Alexei Marko Chief Executive Officer, and a Director	Sep. 25, 2003 Apr. 10, 2006 Jan. 31, 2007 Oct. 01, 2007 Oct. 31, 2008	Sep. 25, 2008 Apr. 10, 2011 Jan. 31, 2012 Oct. 01, 2012 Oct. 31, 2013	$0.20(2) $0.20(2) $0.20(2) $0.20(2) $1.15	500 500 2,500 6,250 290,250
Christopher Clark Chief Financial Officer	Apr. 05, 2007 Oct. 01. 2007 Oct. 31, 2008	Apr. 05, 2012 Oct. 01. 2012 Oct. 31, 2013	$0.20(2) $0.20(2) $1.15	2,500 3,750 118,750
Douglas Janzen Director	Jun. 09, 2005 Aug. 24, 2007 Oct. 31, 2008 Feb. 2, 2009	Jun. 09, 2010 Aug. 24, 2012 Oct. 31, 2013 Feb. 2, 2014	$0.20(2) $0.20(2) $1.15 $0.40	1,750 2,188 15,000 52,500
Efrem Kamen Director	Feb. 2, 2009	Feb. 2, 2014	$0.40	65,000
Steven Rubin Director	Oct. 31, 2008 Feb. 2, 2009	Oct. 31, 2013 Feb. 2, 2014	$1.15 $0.40	15,000 50,000

Name and Position	Grant Date	Expiry Date	Exercise Price (1)	Total (1)
Dr. Jane Hsiao Director	Oct. 31, 2008 Feb. 2, 2009	Oct. 31, 2013 Feb. 2, 2014	$1.15 $0.40	15,000 50,000
Dr. William O’Neill Director	Oct. 31, 2008 Feb. 2, 2009	Oct. 31, 2013 Feb. 2, 2014	$1.15 $0.40	10,000 55,000
Boaz Lifschitz Director	Oct. 31, 2008 Feb. 2, 2009	Oct. 31, 2013 Feb. 2, 2014	$1.15 $0.40	10,000 55,000
TOTAL				956,438

(1)	On a post-consolidation basis.
(2)

Subsequent to the “Warrant and Option Offer” reducing the exercise price of the options to $0.20 per share (post consolidation) and by reducing the number of the Company Shares that would be issuable upon their exercise.

Each option may be exercised to purchase one share of common stock of the Company at the exercise price.

Warrants

Details of the share purchase warrants held by our officers and directors are set forth below as of May 25, 2009.

Name and Position	Grant Date	Expiry Date	Exercise Price (1)	Total (1)
Paul Geyer Chairman	July 1, 2008 April 24, 2009	December 31, 2009 April 24, 2010	$5.00 $0.30	38,750 178,571
Alexei Marko Chief Executive Officer, and a Director	July 1, 2008 April 24, 2009	December 31, 2009 April 24, 2010	$5.00 $0.30	1,550 35,750
Christopher Clark Chief Financial Officer	July 1, 2008 April 24, 2009	December 31, 2009 April 24, 2010	$5.00 $0.30	1,550 59,550
Douglas Janzen Director	-	-	-	-
Efrem Kamen Director	-	-	-	-
Steven Rubin Director	July 1, 2008 July 1, 2008	December 31, 2009 December 31, 2011	$5.00 $1.38	1,550 3,406
Dr. Jane Hsiao Director	July 1, 2008 July 1, 2008 April 24, 2009	December 31, 2009 December 31, 2011 April 24, 2010	$5.00 $1.38 $0.30	77,500 56,263 595,238
Dr. William O’Neill Director	-	-	-	-
Boaz Lifschitz Director	July 1, 2008	December 31, 2011	$1.38	328,301(2)
TOTAL				1,377,979

(1)	On a post-consolidation basis.
(2)

These warrants are held by the Peregrine Group, and Mr. Lifschitz disclaims beneficial ownership therein except to the extent of his pecuniary interest in Peregrine Group. The specific entities that hold the Company Securities in the Peregrine Group are Peregrine Ventures (Israel) L.P., Peregrine VC Investments L.P., The Investment Corporation of the United Mizrachi Bank, Pensionaskasse der Siemens – Gesellschaften in der Schweiz, Stiffung Fuhrungskesfte der Siemens – Gesellschaften in der Schweiz, Hamamat Incentive Incubator L.P., Peregrine VC Investments II (US Investors) L.P., Peregrine VC Investments II (Israel) L.P. and Peregrine VC Investments II (Other Investors) L.P. Mr. Lifschitz has voting and investment power over the shares held by the Peregrine Group.

Each warrant may be exercised to purchase one share of common stock at the exercise price.

Equity Compensation Plans

See Item 6.B.

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. To the best of our knowledge, no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Number of the Company Shares Beneficially Owned (1)	Percentage of the Company Shares Beneficially Owned (2)
Frost Gamma Investments Trust(3) Miami, Florida t	13,270,848(4)	42.53%
Peregrine Group(5) Or Yehuda, Israel	5,918,167(6)	21.36%
Dr. Jane Hsiao Davie, Florida	2,842,433(7)	10.09%
Paul Geyer(8) Burnaby, BC, Canada	1,848,354(9)	6.66%

(1)

Under Exchange Act Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on May 25, 2009.

(2)	Based on 27,384,365 issued and outstanding as of May 25, 2009.
(3)

Phillip Frost M.D. is the trustee of Frost Gamma Investments Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(4)

Includes 3,818,803 Company Shares issuable upon exercise of outstanding warrants, 749,425 of which are exercisable at $5.00 per share until December 31, 2009, 265,226 of which are exercisable at $1.38 per share until December 31, 2011, and 2,804,152 of which are exercisable at $0.30 per share until April 24, 2010.

(5)

The Peregrine Group entities which hold Company Securities consists of Peregrine Ventures (Israel) L.P., Peregrine VC Investments L.P., The Investment Corporation of the United Mizrachi Bank, Pensionaskasse der Siemens – Gesellschaften in der Schweiz, Stiffung Fuhrungskesfte der Siemens – Gesellschaften in der Schweiz, Hamamat Incentive Incubator L.P., Peregrine VC Investments II (US Investors) L.P., Peregrine VC Investments II (Israel) L.P. and Peregrine VC Investments II (Other Investors) L.P. Boaz Lifschitz has voting and investment power over the shares held by the Peregrine Group.

(6)	Includes 328,301 Company Shares issuable upon exercise of outstanding warrants, which are exercisable at $1.38 per share until December 31, 2011.
(7)

Includes 202,390 Company Shares which Dr. Hsiao is deemed to own as a result of the 3.7% of the total limited partnership interests in the Peregrine II Group funds that is held by Dr. Hsiao. Also includes 65,000 Company Shares issuable upon exercise of outstanding options, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 50,000 of which are exercisable at $0.40 per share until February 2, 2014. Also includes 729,001 Company Shares issuable upon exercise of outstanding warrants, of which 77,500 are exercisable at $5.00 per share until December 31,

2009, 56,263 of which are exercisable at $1.38 per share until December 31, 2011, and 595,238 of which are exercisable at $0.30 per share until April 24, 2010.
(8)

The specific entities that hold the Company Securities are Paul Geyer, Geyer Engineering Ltd., Geyer Family Trust, a registered retirement savings plan for the benefit of Paul Geyer, and PNG Enterprise Foundation.

(9)

Includes 135,000 Company Shares issuable upon exercise of outstanding options, 20,000 of which are exercisable at $0.20 per share until June 16, 2010, 15,000 of which are exercisable at $1.15 per share until October 31, 2013, and 100,000 of which are exercisable at $0.40 per share until February 2, 2014. Also includes 217,321 Company Shares issuable upon exercise of outstanding warrants, of which 38,750 are exercisable at $5.00 per share until December 31, 2009, and 178,571 of which are exercisable at $0.30 per share until April 24, 2010.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of April 30, 2009, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
United States	14,097,754	12.86%	57
Canada	7,519,754	41.19%	58
Other	5,766,954	45.95%	40
Total	27,384,365	100.00%	155

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Transfer Agent

Our securities are recorded in registered form on the books of our transfer agent, Pacific Corporate Trust Company, located at Suite 200 – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

B.	Related Party Transactions

We have not entered into any material related party transactions, and no director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction with us, which in either such case has materially affected or will materially affect us during each of the years ended December 31, 2006, 2007 and 2008, and during the period from January 1, 2009 to the date hereof, except as listed below.

Related party transactions are recorded at the exchange amount which is the amount established and agreed on between the related parties. The exchange amount was negotiated and established and agreed to by the related parties.

	Year Ended December 31,
	2008	2007	2006	2005
Covered Stent Manufacturing
Revenue earned by the Company	$269,090	$ 79,109	$ Nil	$ 4,899
Lease and administration revenue	Nil	Nil	3,236	9,836
Staff costs plus overhead	Nil	Nil	Nil	4,967
Financial Services	Nil	29,853	26,547	20,196
Services of the President	99,838	174,242	194,391	178,600
Legal Services	194,662	105,536	74,318	97,620
Consulting Services	133,312	74,050	Nil	Nil
	As At December 31,
	2008	2007	2006	2005
Accounts receivable
Covered Stent Manufacturing	120,654	20,498	894	1,436
Accounts payable
Services of the President	2,730	11,925	Nil	Nil
Consulting Services	338	10,000	Nil	Nil
Legal Services	Nil	Nil	Nil	Nil

Covered Stent Contract Manufacturing

The Company performed contract manufacture services for Design and Performance (“DP”), a shareholder in the Company. As part of a contract with DP for the manufacture of the Covered Stent product, the Company leased an office to DP and shared some administrative staff with DP. The agreement to lease office space and share administrative staff with DP was terminated on September 1, 2006.

Financial Services

The Company contracts for the services of the Chief Financial Officer and some accounting functions from an accounting firm. A partner of that firm acted as the Chief Financial Officer of the Company. The partner of the firm resigned as Chief Financial Officer on October 1, 2007.

Services of the President

The services of the President were provided to the Company by a corporation controlled by the President. The Company and the corporation have a director in common. These fees are included in general and administration expenses.

Legal Services

Legal and corporate secretarial services were provided by Axium Law Corporation. Michael Varabioff, a partner of that firm, was a director of the Company.

Consulting Services

Sales and marketing consulting services were provided by a director of the Company.

In addition:

1.

0778432 B.C. Ltd., a company controlled by Paul Geyer, purchased 250,000 the Company Shares (on a pre-consolidation basis) at a price of $4.00 per share pursuant to the Company’s prospectus financing which closed on April 24, 2007.

2.

Paul Geyer, through Geyer Engineering Ltd., a company owned and controlled by him, has the right to terminate his contract with the Company for CEO services upon a change of control and be paid approximately 18 months compensation (approximately $300,000). Mr. Geyer has waived this right with respect to the Acquisition and will be resigning as CEO at the Effective Time.

3.

Paul Geyer, Alexei Marko and Christopher Clark invested a total of $270,000 in the Company Financing. Mr. Geyer, Mr. Marko and Mr. Clark each acquired 62,500 Units, 2,500 Units and 2,500 Units, respectively, under the financing at a price of $4.00 per Unit. See “Information on the Company – The Acquisition – The Acquisition Agreement – the Company Financing” for more information.

4.

Alexei Marko, Christopher Clark, HSU Gamma Investment Ltd., a company controlled by Dr Jane Hsiao, Qimby Investments (VCC) Ltd., a company controlled by Paul Geyer, purchased 71,500, 119,100, 1,190,476 and 357,143 the Company Shares respectively at a price of $0.21 per share pursuant to the Company’s non brokered private placement which closed on April 24, 2007.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Registration Statement are filed under Item 17 of this Registration Statement.

Legal Proceedings

The Company received a claim from an ex-employee claiming wrongful dismissal. The employee was made redundant as part of the rationalization process undertaken by the Company subsequent to the period end. The maximum amount of the claim is $25,000.

Neovasc Medical’s counsel received a letter dated April 30, 2008 from counsel to Neovasc Medical’s former CEO asserting the existence of an agreement by Neovasc Medical to issue additional options (for 300,000 Neovasc Medical Shares or approximately 2.4% of the fully-diluted capital) and to pay US$17,000 in exchange for his assignment and waiver of rights with respect to one of the Neovasc Medical’s patents. Neovasc believes that the claim is without merit and is not material as the patent is not material to the business of Neovasc Medical.

We are not a party to any other material legal or arbitration proceedings nor, to our knowledge, are any such proceedings contemplated.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the near future. Payment of any future dividends will be at our board of directors’ discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B.	Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Registration Statement except as disclosed in this Registration Statement.

ITEM 9	THE OFFER AND LISTING

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value, of which 27,384,365 are issued and outstanding as of May 25, 2009. All shares are initially issued in registered form. There are no restrictions on the transferability of our common shares imposed by our constituting documents.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up.

A.	Offer and Listing Details

Trading Markets

Our common shares have traded on the TSX Venture Exchange in Canada under the symbol NVC (formerly the Company) since November 2000. We plan to list our common shares for trading on the NYSE Amex, on the earliest possible date after we comply with all Amex listing requirements, however, there are various listing criteria that NYSE Amex may consider before approving the listing of our shares, including our ability to continue as a going concern and maintain a share price above $3.00 prior to listing, and, accordingly, there are no assurances our shares will be accepted for listing by NYSE Amex. The following table shows the progression in the high and low closing trading prices of our common shares on the TSX Venture Exchange since January 1, 2005 on a post-consolidation basis:

	High (CDN$)	Low (CDN$)
Annual (fiscal year)
2008	$3.03	$0.06
2007	$6.00	$1.95
2006	$13.00	$3.40
2005	$13.80	$4.20
Quarterly
Fiscal 2009
First Quarter (January 1 – March 31, 2009)	$0.55	$0.15
Fiscal 2008
Fourth Quarter (October 1 – December 31, 2008)	$0.54	$0.07
Third Quarter (July 1 – September 30, 2008)	$3.03	$0.35
Second Quarter (April 1 – June 30, 2008)	$3.20	$1.60
First Quarter (January 1 – March 31, 2008)	$4.80	$1.40
Fiscal 2007
Fourth Quarter (October 1 – December 31, 2007)	$4.00	$1.80
Third Quarter (July 1 – September 30, 2007)	$3.60	$1.40
Second Quarter (April 1 – June 30, 2007)	$4.00	$3.40
First Quarter (January 1 – March 31, 2007)	$5.60	$4.00
Monthly
April 2009	$0.33	$0.20
March 2009	$0.49	$0.27
February 2009	$0.55	$0.27
January 2009	$0.48	$0.15
December 2008	$0.20	$0.06
November 2008	$0.35	$0.25

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares without par value, of which 27,384,365 are issued and outstanding as of May 25, 2009.

The common shares entitle their holders to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

The accompanying audited consolidated financial statements provide details of all of our securities issuances and the issue price per share since December 31, 2004. None of our shares are held by us or on behalf of us. A summary of our outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Stock Options

We have adopted a stock option plan, as more fully described in this Registration Statement in Item 6.E. The following table shows changes to our outstanding options to December 31, 2008. The information provided reflects the share consolidation and is after the Company option offer.

		Weighted Average
	Options Outstanding	Exercise Price
Balance December 31, 2004	111,677	$11.80
Options granted	55,350	5.40
Options forfeited	(4,250)	19.60
Balance December 31, 2005	162,777	$9.60
Options granted	46,132	7.00
Options exercised	(18,000)	3.00
Options forfeited	(51,280)	10.80
Balance December 31, 2006	139,629	$9.00
Options granted	96,438	3.40
Options forfeited	(18,750)	10.20
Balance December 31, 2007	217,317	$6.40
Options granted before June 30, 2008	2,500	2.00
Options forfeited before June 20 , 2008	(16,750)	7.00
Balance at June 30, 3008	203,066
Options amended	(96,950)
Options assumed	1,096,715	0.01
Options granted	1,157,077	1.15
Options forfeited	(181,976)	0.63
Options exercised	(750)
Balance December 31, 2008	2,177,182	$0.57

The following table summarizes information about our stock options outstanding as of December 31 , 2008:

Weighted
Number of	Number of	Average Exercise	Weighted
Options	Shares	Price	Average Exercise		Average Life
Outstanding	Exercisable	Outstanding	Price Exercisable	Expiry Date	in years

2,177,182	1,227,304	$0.57	$0.22	May 14, 2009 to February 1, 2018	1.98 / 6.56

Warrants

Our outstanding common share purchase warrants as at December 31, 2008 are as follows. The information provided reflects the share consolidation and is after the Company Warrant and Option Offer.

Number of Shares	Exercise Price	Expiry Date
735,394	$1.38	December 31, 2011
1,330,375	$5.00	December 31, 2009
2,065,769

History of Share Capital

A summary of the changes to our share capital over the last three fiscal years and to December 31 , 2008 are as follows:

	Shares #	Amount $	Contributed Surplus $
Balance December 31, 2004	1,716,444	10,635,599	215,559
Issued for cash pursuant to a private placement
Shares	845,000	4,200,958	—
Warrants	—	24,042	—
Share issue costs	—	(281,865)	—
Issued as additional consideration on the
acquisition of Angiometrx Inc.	50,000	320,000	—
Stock based compensation	—	—	172,376
Balance December 31, 2005	2,611,444	14,898,734	387,935
Issued for cash pursuant to a private placement
Shares	937,500	7,500,000	—
Warrants	—	242,641	—
Share issue costs	—	(893,746)	—
Issued for cash on exercise of options	18,000	54,000	—
Stock based compensation	—	—	203,848
Expiry of agent’s warrants	—	(193,773)	193,773
Balance December 31, 2006	3,566,944	21,607,856	785,556

	Shares #	Amount $	Contributed Surplus $
Issued for cash pursuant to a private placement
Shares	1,935,456	7,741,822	—
Warrants	—	111,558	—
Share issue costs	—	(834,269)	—
Issued for cash on exercise of agent’s warrants	58,077	232,310	—
Stock based compensation	—	—	166,885
Expiry of agent’s warrants	—	(24,196)	24,196
Balance December 31, 2007	5,560,477	28,835,081	976,637
Issued for repurchasing warrants	175,657	38,648	(38,648)
Issued on acquisition of B-Balloon	5,273,800	11,602,360	1,101,923
Issued on acquisition of Neovasc Medical	4,610,091	10,142,200	1,767,071
Issued for cash pursuant to a private placement	2,081,251	8,325,004
Share issue costs		(93,916)
Stock based compensation			387,360
Expiry of agent’s warrants		(242,461)	242,461
Issued for cash on exercise of options	750

Balance December 31, 2008	17,702,026	58,607,066	4,436,804

Fully Diluted Share Capital

A summary of our diluted share capital is as follows:

	December 31, 2007	December 31, 2008
Issued	5,560,477	17,702,026
Options outstanding	217,317	2,177,182
Warrants outstanding	1,547,348	2,065,769
Fully diluted share position	7,325,142	21,944,977

B.	Certificate and Articles of Continuance

1.	Objects and Purposes

We incorporated on November 2, 2000 pursuant to the Company Act (British Columbia) with incorporation number 616873. On April 19, 2002, we were continued under the CBCA with incorporation number 404811-3. Our corporate constating documents are comprised of our Certificate of Continuance (“Certificate”) and our Articles of Continuance (“Articles”) which we filed on April 19, 2002 with our continuation application. The CBCA does not require us to file By-law No. 1 (“ByLaws”), but these also form part of our constating documents. On May 10, 2002, we were registered as an extraprovincial company under the Company Act (British Columbia) and received a Certificate of Registration to operate as an extraprovincial company under the Company Act (British Columbia) (“Certificate of Registration”). The Company Act (British Columbia) has been superseded and replaced by the Business Corporations Act (British Columbia).

Our Articles do not specify objects, purposes or any restrictions on business that we may carry on. We are entitled under the CBCA to carry on all lawful businesses which can be carried on by a natural person.

A copy of our Certificate, Articles, By-laws and Certificate of Registration are filed as exhibits to this Registration Statement.

2.	Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

Part 21 of the By-laws, Disclosure of Interest of Directors, specifies the duties of directors of the Company with respect to conflicts.

The By-laws specify that a director of the Company is not allowed to vote in respect of any such contract or transaction with the Company in which he is interested. A director who is, in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the CBCA.

A director of the Company shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he does his vote will not be counted. Subject to the provisions of the CBCA, the prohibitions on director voting relating to conflicts contained in the By-laws do not apply to:

(a)

any contract or transaction relating to a loan to the Company, the repayment of all or part of which a director or a specified company or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

(b)	any contract or transaction made, or to be made, with or for the benefit of an affiliated company of which a director is a director or officer;

(c)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d)	determining the remuneration of the directors in that capacity;

(e)	purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f)	the indemnification of any director by the Company.

Directors ’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

In accordance with Part 4 of the By-laws, the remuneration of the directors of the Company may from time to time be determined by the directors or, if the directors so decide, by ordinary resolution of the shareholders. (Also see section above on director voting).

Borrowing powers exercisable by the directors and how such borrowing powers can be varied.

Part 20 of the By-laws addresses the borrowing powers of the directors. The borrowing powers are summarized as follows:

Subject to the provisions of the CBCA, the directors may, from time to time authorize the Company to:

(a)	borrow money on the credit of the Company;

(b)	issue, resell, sell or pledge debt obligations of the Company;

(c)	give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(d)	mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Company, owned or subsequently acquired to secure any obligation of the Company; and

(e)	give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

The directors may make any bonds, debenture or other debt obligations issued by the Company by their terms assignable free from any equities between the Company and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

Retirement or non-retirement of directors under an age limit requirement.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

Number of Shares required for a director’s qualification.

Directors need not own any of our shares in order to qualify as a director of our Company.

3.	Rights, Preferences and Restrictions Attaching to each Class of Shares

Generally

An unlimited number of common shares of the Company are authorized.

Under the CBCA, where a corporation has only one class of shares, the rights of the holders of those shares are equal in all respects and include the rights to vote at any meeting of shareholders of the corporation, to receive any dividend declared by the corporation, and to receive the remaining property of the corporation on dissolution.

The constating documents of the Company state that there is an unlimited number of Preferred shares of the Company and the directors must pass a resolution before the issue of any Preferred shares to fix the number of those shares and the special rights, privileges, restrictions and conditions that attach to those shares. We currently do not have any Preferred shares outstanding.

Dividends

Part 12 of our By-laws, Dividends, allows that the directors may from time to time declare and authorize payment dividends, if any, as they may deem advisable and need not give notice of a declaration to any shareholder. Funds must be properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends must be conclusive. Dividends may be paid wholly or in part by the distribution of specific assets, and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation, or in any one or more such ways. The directors may also vest specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

The directors may from time to time capitalize any undistributed surplus and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus.

There is no time limit after which dividend entitlement lapses.

Voting Rights

Each of our shares is entitled to one vote on matters to which Common shares ordinarily vote, including the annual election of directors, appointment of auditors and approval of corporate changes, unless special rights and restriction have been attached to such shares. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among our directors.

Except for voting rights attached to Preferred shares by the Company’s Board of Directors, holders of Preferred shares are not given notice of, and are not entitled to vote at any general meeting of shareholders of the Company.

Rights to Share in the Company’s Profits and Liquidation Rights

On the liquidation, dissolution, winding-up or other distribution of our assets among our shareholders, the holders of the Common shares will participate rateably in equal amount per share, without preference or distinction, in our remaining assets, subject to the rights to these funds of any holders of Preferred shares.

Holders of Preferred shares are entitled upon distribution of the Company assets or the liquidation, dissolution or winding-up of the Company to receive before any distribution to holders of Common shares, or any other shares of the Company ranking junior to them, the amount paid up with respect to each Preferred share held by them, together with a fixed premium (if any) all accrued and unpaid cumulative dividends (if any) and any declared and unpaid non-cumulative dividends (if any).

Redemption Provisions

We may, subject to special rights and restrictions attached to the shares of any class or series and the CBCA, if authorized by our directors, purchase, redeem or otherwise acquire any of our shares at the price and upon the terms specified in such resolution. A further provision outlined in our By-laws provides that we must not make payment or provide any other consideration to purchase, redeem or to otherwise acquire any of our shares if there are reasonable grounds for believing that we are either insolvent or that making such payment or providing the consideration would render us insolvent. Subject to the CBCA, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but while such shares are held by the Company it will not exercise any vote in respect of such shares and no dividend or other distribution will be paid or made. If the Company proposes to redeem some but not all of the shares of a class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed be selected. Such selection need not be made pro rata among every shareholder.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Liability to Further Capital Calls by the Company

All of our shares must, by applicable law and our By-laws, be issued as fully paid for cash, property or past services actually performed for the Company.

Any Other Discriminatory Provisions

In accordance with section 11.6 of our Bylaws, Restrictions on Transfers, while the Company is, or becomes a corporation which is not a reporting issuer as defined in the Securities Act (British Columbia), then no shares shall be transferred and entered on the register of shareholders without the previous consent of the directors expressed by a resolution of the board, and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

4.	Changes to Rights and Restrictions to Shares

The CBCA provides that the Company may by special resolution,

  change any maximum number of shares that the corporation is authorized to issue;

  create new classes of shares;

  reduce or increase its stated capital, if its stated capital is set out in the articles;

  change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

  change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

  divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

  authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

  authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series;

  revoke, diminish or enlarge any authority conferred under the previous two paragraphs;

  add, change or remove restrictions on the issue, transfer or ownership of shares; or

  add, change or remove any other provision that is permitted by the CBCA to be set out.

Under the CBCA a “special resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

The CBCA provides that a Company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the Company’s assets less it liabilities, by a special resolution or court order.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

5.	Meetings of Shareholders

The conditions governing the manner in which annual meetings and special meetings of shareholders are convoked, including conditions of admission are described in Part 9 of the By-laws and section 131 of the CBCA. These conditions are summarized as follows:

Annual Meeting. An annual meeting of the shareholders of the Company shall be held on such day in each year and at such time as the directors may by resolution determine at any place within Canada or, if all the shareholders of the Company entitled to vote at such meeting so agree, outside Canada. An annual meeting shall not be held later than fifteen months after holding the last preceding annual meeting, but no later than six months after the end of the Company’s preceding financial year.

Special Meetings. A special meeting of the shareholders may be convened by order of the board of directors at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada. Others who wish to convene a meeting may requisition to do so through the process provided under the CBCA.

Only persons having the right to vote, directors and the Company’s auditors are entitled to be present at meetings of shareholders. Strangers may be admitted only with the consent of the meeting.

Under the CBCA, a corporation must prepare an alphabetical list of its shareholders entitled to receive notice of a meeting, showing the number of shares held by each shareholder. A shareholder whose name appears on such a list is entitled to vote the shares shown opposite their name at the meeting to which the list relates. Provisions relating to proxyholders at meetings are present in the By-laws and the CBCA. Every shareholder who is present in person shall have one vote and every shareholder shall have one vote for which he is the registered holder either in person or by proxy. A shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to a proxyholder, or one or more alternate proxyholders to attend, act and vote for him.

Most state corporation statues require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.	Rights to Own Securities

There are no limitations on the rights of persons who are not citizens of Canada to hold or vote common shares.

7.	Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

There are no provisions in our By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The CBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.	By-law Provisions Governing the Ownership Threshold Above Which Shareholder Ownership Must Be Disclosed

There are no provisions our By-laws that govern the ownership threshold above which shareholder ownership must be disclosed. There are no requirements under the CBCA to report ownership of shares, but the BC Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those holding in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports filed by our insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statues do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the report requirements of the Securities Exchange Act of 1934 to disclose in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Law

The law applicable to the Company described in the items 2 through 8 above is not significantly different from that in the host country. Small differences have been explained above within each category.

10.	Changes in the Capital of the Company

There are no conditions imposed by our Articles or By-laws that are more stringent that those required by the CBCA.

C.	Material Contracts

Terms defined in the following section are definitions intended for the following section only.

The following summarizes the material contracts of the Company , other than contracts entered into in the ordinary course of business:

1.

License Agreement between ANG and Innovation Associates Catheter Company, LLC effective March 30, 2001, and as amended April 28, 2003, June 29, 2005, and December 31, 2006, pursuant to which the Company holds an exclusive worldwide license to use, manufacture and sell products covered by the Metricath patent;

2.

Distribution Agreement between PMD and ITOCHU International Inc. (“ITOCHU”) dated October 25, 2005 pursuant to which PMD appoints ITOCHU as the exclusive distributor of various products of PMD, including PeriPatch Sheet and PeriPatch Sleeve (“Products”) in 18 States of the United States; the agreement has an automatic renewal process unless either party gives the other party notice of its intention not to renew; PMD maintains the absolute right to establish the prices of the Products purchased by ITOCHU, and ITOCHU maintains the right to establish the prices of the Products they distribute; ITOCHU agrees not to purchase the Products from any source other than PMD; minimum purchase obligations shall be established by mutual agreement of the parties, or in the event that minimum obligations cannot be negotiated, provisions are in place to set such purchase obligations; PMD reserves the right to modify the design of the Products or discontinue manufacture of any of the Products, subject to conditions; ITOCHU must use its reasonable best efforts to promote the sale and goodwill of the Products and to meet or exceed the sales objectives present in the agreement; ITOCHU must provide and maintain at least one place of business in the United States and have staff that are thoroughly familiar with the Products; PMD will comply with all pertinent provisions of the United States Food and Drug Administration laws applicable to the manufacturing of the Products; the agreement contains provisions relating to warranty, limitation on liability, confidentiality, intellectual property and non-solicitation;

An addendum to the above agreement was signed July 17, 2007 pursuant to which the agreement was extended for an additional two years to July 17, 2009, the PeriPatch Aegis was added as a product for distribution by ITOCHU, and the territory was expanded to include all of the United States rather than 18 individual states;

The Distribution Agreement between PMD and ITOCHU was terminated effective December 22, 2008.

3.

Letter Agreement dated May 7, 2007 between the Company and ETS Consulting ("ETS"), a company owned and controlled by Eugene Starr, a director of the Company, pursuant to which ETS provides marketing and sales consulting services to the Company for the period of June 1, 2007 through May 30, 2008; the scope of services offered by ETS to the Company includes: provision of various sessions by ETS for the Company relating to the development of sales strategies and procedures, recruitment of a USA National Sales Manager for the Company, assessments of the effectiveness of sales skills of the Company and monitoring and evaluation of the Company’s sales progress on a weekly basis; the Company agrees to pay ETS $10,000 per month for the term of the contract in addition to paying all out-of-pocket expenses associated with the contract;

4.

Letter Agreement effective March 16, 2002 between the Company and Geyer Engineering Ltd. ("GEL"), for a period of one year ending on the anniversary of the effective date; GEL is a company owned and controlled by Paul Geyer, the Company’s CEO and Chairman; under the agreement GEL provides the services of a President and Chief Executive Officer through Mr. Geyer to the Company; the engagement will be automatically renewed each year for subsequent one year terms, unless either party give at least 30 days notice to the end of the term that it does not wish to renew; the Company will pay GEL $125,000 per year for its services and additional compensation is to be agreed upon in lieu of benefits and performance bonuses; in the agreement the Company grants Mr. Geyer the option to purchase 12,500 shares of the Company at a price of $8.00 per share, or such other price as is acceptable to CDNX; the Company may terminate the agreement at any time for reasons including, fraud, dishonesty, dereliction of duties, conduct detrimental to the Company and just cause; in the event of a change of control of the Company, for a period of up to six months after the change of control, on 30 days advance notice, GEL may terminate the this agreement, in which case the Company will pay GEL an amount equal to 3 months compensation hereunder for each year GEL has been engaged by the Company; GEL and Mr. Geyer must sign a confidentiality agreement in a form acceptable to the Company; and

5.	Acquisition Agreement. See “Information on the Company – The Acquisition”.

D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (“Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Non-Canadians proposing to establish a new Canadian business or acquire control of an existing Canadian business must file either an application for review (before completing the investment) or a post-closing notification (within 30 days of implementation of the investment) to the Director of Investments, who is appointed by the Minister of Industry. Whether a post-closing notification or a full application for review will be required will depend on the type of Canadian business involved and the value of the business. If an investment is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless the Minster of Industry is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2008 threshold is CAD$295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company are exempt from the Investment Act, including

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

E.	Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not resident in Canada, deals at arm’s length with us, holds our shares as capital property and does not use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) our shares in connection with a permanent establishment or fixed base in Canada, and otherwise qualifies for the benefits of the Treaty. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All U.S. Holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder (as hereinafter defined) by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under a tax treaty. Under the Treaty, provided that a holder can demonstrate that it is a qualifying U.S. Holder, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on an exchange that is a designated exchange for purposes of the Tax Act (which currently includes the TSXV). A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Our shares will be taxable Canadian property to a U.S. Holder (a) if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned 25% or more of our issued shares of any class or series, or (b) in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction.

A U.S. Holder whose shares do constitute taxable Canadian property, and who would therefore be liable for Canadian income tax under the Tax Act in respect of a capital gain realized on the disposition of our shares, may be relieved from such liability under the Treaty if the value of such shares at the time of disposition is not derived principally from real property situated in Canada. A U.S. Holder to whom Treaty relief may be relevant should consult in this regard with their own tax advisors at the relevant time.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own our common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a dividend to the extent of such earnings and profits, they will then be treated as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for qualified dividends are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for qualified dividends for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a “passive foreign investment company,” as defined below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to two specific classes of income: “passive income” and “general income”. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. We do not believe that we currently qualify as a foreign investment company. However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. On initial review the Company has determined that we do not meet the definition of a PFIC for the fiscal year ended December 31, 2007 or any preceding years, nor are we likely to do so in the future. Each of our U.S. Holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each of our U.S. Holders who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat us as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein) (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year in which we are a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his common shares as capital gain and (ii) may either avoid interest charges resulting from PFIC status altogether or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. Holder reacquires an interest in us, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year (i) which began after December 31, 1986, and (ii) for which we were a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly hold shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. We currently do have subsidiaries and intend to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from us and does not dispose of its common shares. We strongly urge each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote (each, a “United States Shareholder”), we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would impact many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Included with this Registration Statement are the following consents with respect to the inclusion of, or reference to, their reports in this Registration Statement:

1.

Consent of our auditors, Grant Thornton LLP, to the inclusion of their auditors’ report dated March 15, 2009, except for Note 22(b) which is as of April 23, 2009, on our financial statements for the years ended December 31, 2008, 2007 and 2006.

2.	Consent of Fahn Kanne & Co. to the inclusion of their auditors’ report dated April 30, 2008 with respect to the financial statements of B-Balloon Ltd. for the three years ended December 31, 2007.

3.

Consent of Fahn Kanne & Co. to the inclusion of their auditors’ report dated April 30, 2008 with respect to the financial statements of Neovasc Medical Ltd. for the three years ended December 31, 2007.

H.	Documents on Display

Exhibits attached to this Registration Statement are also available for viewing at our registered offices, Suite 3350, Four Bentall Centre,1055 Dunsmuir Street PO Box 49222, Vancouver, BC, V7X 1L2, Canada, or you may request them by calling our office at (604) 270 4344. Copies of our financial statements and other continuous disclosure documents required under securities rules are available for viewing on the internet at www.sedar.com.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not currently subject to any material market risks.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

ITEM 16B	CODE OF ETHICS

Not applicable.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Consolidated Audited Financial Statements of Neovasc Inc. (formerly Medical Ventures Corp.) for the years ended December 31, 2008, 2007 and 2006, comprised of the following:

	(a)	Auditor’s Report of Grant Thornton LLP, Chartered Accountants;

	(b)	Balance Sheets as at December 31, 2008 and 2007;

	(c)	Statements of Operations and Deficit for the years ended December 31, 2008, 2007 and 2006;

	(d)	Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006; and

	(e)	Notes to Interim Consolidated Financial Statements.

2.	Audited Financial Statements of Neovasc Medical Ltd. for the three years ended December 31, 2007, comprised of the following:

	(a)	Independent Auditors’ Report of Fahn Kanne & Co., Certified Public Accountants;

	(b)	Balance Sheets as at December 31, 2007, 2006 and 2005;

	(c)	Statements of Income for the years ended December 31, 2007, 2006 and 2005, and for the cumulative period from July 4, 2002 (date of inception) until December 31, 2007;

	(d)	Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2007, 2006 and 2005, and during the period from July 4, 2002 (date of inception) until December 31, 2004;

	(e)	Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005, and for the cumulative period from July 4, 2002 (date of inception) until December 31, 2007; and

	(f)	Notes to Financial Statements.

3.	Audited Financial Statements of B-Balloon Ltd. for the three years ended December 31, 2007 comprised of the following:

	(a)	Independent Auditors’ Report of Fahn Kanne & Co., Certified Public Accountants;

	(b)	Balance Sheets as at December 31, 2007, 2006 and 2005;

	(c)	Statements of Income for the years ended December 31, 2007, 2006 and 2005, and for the cumulative period from April 1, 2004 (date of inception) until December 31, 2007;

	(d)	Statements of Changes in Shareholders’ Equity (Deficit) for the years ended December 31, 2007, 2006 and 2005, and during the period from April 1, 2004 (date of inception) until December 31, 2004;

	(e)	Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005, and for the cumulative period from April 1, 2004 (date of inception) until December 31, 2007; and

	(f)	Notes to Financial Statements.

4.	Unaudited Interim Financial Statements of Neovasc Medical Ltd. for the six months ended June 30, 2008, comprised of the following:

	(a)	Balance Sheets as at June 30, 2008 (unaudited), and at December 31, 2007 and 2006;

(b)

Statements of Income for the six month periods ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited), the years ended December 31, 2007 and 2006, and for the cumulative period from July 4, 2002 (date of inception) until June 30, 2008 (unaudited);

(c)

Statements of Changes in Shareholders’ Equity (Deficit) for the six month periods ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited), the years ended December 31, 2007 and 2006, and during the period from July 4, 2002 (date of inception) until June 30, 2008 (unaudited);

(d)

Statements of Cash Flows for the six month periods ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited), the years ended December 31, 2007 and 2006, and for the cumulative period from July 4, 2002 (date of inception) until June 30, 2008 (unaudited); and

	(e)	Notes to Financial Statements.

5.	Unaudited Interim Financial Statements of B-Balloon Inc. for the six months ended June 30, 2008, comprised of the following:

	(a)	Balance Sheets as at June 30, 2008 (unaudited), and at December 31, 2007 and 2006;

(b)

Statements of Income for the six month periods ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited), the years ended December 31, 2007 and 2006, and for the cumulative period from April 1, 2004 (date of inception) until June 30, 2008 (unaudited);

(c)

Statements of Changes in Shareholders’ Equity (Deficit) for the six month periods ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited), the years ended December 31, 2007, 2006 and 2005, and during the period from April 1, 2004 (date of inception) until December 31, 2004;

(d)

Statements of Cash Flows for the six month periods ended June 30, 2008 (unaudited) and June 30, 2007 (unaudited), the years ended December 31, 2007 and 2006, and for the cumulative period from April 1, 2004 (date of inception) until June 30, 2008 (unaudited); and

	(e)	Notes to Financial Statements.

6.	Unaudited Pro Forma Consolidated Financial Statements of Neovasc Inc. for the year ended December 31, 2008, comprised of the following:

	(a)	Pro Forma Consolidated Statement of Operations; and

	(b)	Notes to the Pro Forma Consolidated Financial Statements.

ITEM 18	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

Neovasc Inc.
(Formerly Medical Ventures Corp.)
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
December 31, 2008, 2007 AND 2006

(Expressed in Canadian Dollars)

Grant Thornton LLP
Report of independent registered public accounting firm	Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the directors of Neovasc Inc. (formerly Medical Ventures Corp.)

We have audited the accompanying consolidated balance sheets of Neovasc Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Vancouver, Canada
March 15, 2009, except as to note 22(b)	/s/Grant Thornton LLP
which is as of April 23, 2009	Independent registered public accounting firm

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Comment by independent registered public accountants for US readers on Canada-US reporting differences	Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as those discussed in Note 3(q), as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 15, 2009, except as to note 22(b) which is as of April 23, 2009, is expressed in accordance with Canadian reporting standards, which do not require references to such change in accounting policies in the report of the independent registered public accounting firm when the change is properly accounted for and adequately disclosed in the financial statements, nor permit a reference to such events and conditions in the report of the independent registered public accounting firm when these are adequately disclosed in the financial statements.

Vancouver, Canada
March 15, 2009, except as to note 22(b)	/s/Grant Thornton LLP
which is as of April 23, 2009	Independent registered public accounting firm

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

NEOVASC INC. (Formerly Medical Ventures Corp.)
Consolidated Balance Sheets
As at December 31

	2008	2007

ASSETS

CURRENT
Cash and cash equivalents	2,498,439	$3,242,404
Accounts receivable	470,200	568,964
Inventory (Note 7)	341,564	384,124
Prepaid expenses	52,356	18,755
	3,362,559	4,214,247
RESTRICTED CASH AND CASH EQUIVALENTS (Note 12)	50,000	50,000
RETIREMENT ASSETS (Note 8)	8,320	-
TECHNOLOGY (Note 9)	-	-
GOODWILL (Note 10)	-	-
PROPERTY AND EQUIPMENT (Note 11)	1,399,644	1,425,553
	$4,820,523	$5,689,800

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,218,405	$735,310
Current portion of long-term debt	20,635	19,559
Current portion of repayable contribution agreement	-	28,112
	1,239,040	782,981
LONG-TERM DEBT (Note 12)	418,612	441,540
REPAYABLE CONTRIBUTION AGREEMENT (Note 13)	-	283,959
RETIREMENT LIABILITIES (Note 8)	8,964	-
	1,666,616	1,508,480

SHAREHOLDERS’ EQUITY

Share capital (Note 15)	58,607,066	28,835,081
Contributed surplus (Note 15)	4,436,804	976,637
Deficit	(59,889,963)	(25,630,398)
	3,153,907	4,181,320
	$4,820,523	$5,689,800

CONTINUING OPERATIONS (Note 2)
SUBSEQUENT EVENTS (Note 22)

APPROVED BY THE DIRECTORS:

(Signed) Alexei Marko
Alexei Marko, Director

(Signed) Steven Rubin
Steven Rubin, Director

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended December 31

	2008	2007	2006

SALES (Note 20)
Product sales	$1,452,854	1,209,832	903,543
Consulting services	93,385	308,041	179,287
	1,546,239	1,517,873	1,082,830
COST OF GOODS SOLD
including underutilized capacity of $32,136 (2007: $155,888)	708,300	799,593	613,219
GROSS PROFIT	837,939	718,280	469,611

EXPENSES
Selling (Note 16)	3,245,886	2,839,897	1,725,825
General and administration (Note 17)	3,459,800	2,282,283	2,256,966
Product development and clinical trials (Note 18)	3,101,869	2,744,913	1,979,291
Impairment of intangible assets (Notes 9 & 10)	23,061,012	-	-
Inventory write down (Note 7)	626,925	559,131	-
Recovery on repayable contribution agreement (Note 13)	(320,445)	-	-
Amortization on intangible assets (Note 9)	2,129,570	-	-
Amortization	194,291	205,451	145,501
	35,498,908	8,631,675	6,107,583
LOSS BEFORE OTHER
INCOME (EXPENSES)	(34,660,969)	(7,913,395)	(5,637,972)
OTHER INCOME (EXPENSES)
Interest income	153,277	165,562	179,212
Interest on long-term debt	(27,288)	(14,136)	(12,183)
Accreted interest on repayable contibution agreement (Note 13)	(15,479)	(14,891)	-
Gain (Loss) on foreign exchange	290,894	(54,094)	(13,019)
	401,404	82,441	154,010
NET LOSS AND COMPREHENSIVE
LOSS FOR THE YEAR	(34,259,565)	(7,830,954)	(5,483,962)
DEFICIT, BEGINNING OF YEAR	(25,630,398)	(17,900,437)	(12,416,475)
ADJUSTMENT FOR CHANGE IN ACCOUNTING POLICY (Note 3)	-	100,993	-
DEFICIT, END OF YEAR	$(59,889,963)	$(25,630,398)	$(17,900,437)

BASIC AND DILUTED
LOSS PER SHARE	$2.94	$1.59	$1.59

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	11,630,939	4,936,248	3,447,344
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED SHARES OUTSTANDING	12,172,746	4,936,248	3,447,344

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Consolidated Statements of Cash Flows
For the years ended December 31

	2008	2007	2006
OPERATING ACTIVITIES
Net loss for the period	(34,259,565)	(7,830,954)	(5,483,962)
Items not affecting cash
Intangible assets impairment	23,061,012	-	-
Inventory write down	626,925	559,131	-
Recovery of repayable contribution agreement	(320,445)	-	-
Amortization	2,323,861	205,451	145,501
Accreted Interest on repayable contribution agreement	15,479	14,891	-
Stock-based compensation	387,360	166,885	203,848
	(8,165,373)	(6,884,596)	(5,134,613)
Change in non-cash operating assets and liabilities
Accounts receivable	508,038	(367,882)	(83,517)
Inventory	(584,365)	216,609	68,942
Prepaid expenses and other assets	(24,376)	69,433	64,741
Retirement assets	72,295	-	-
Accounts payable and accrued liabilities	(184,183)	526,608	(58,995)
Retirement liabilities	(99,844)	-	-
	(8,477,808)	(6,439,828)	(5,143,442)
INVESTING ACTIVITY
Acquisition of business, net of cash acquired of $781,008 (Note 4)
B-Balloon Ltd.	(274,858)	-	-
Neovasc Medical Ltd.	210,625	-	-
Purchase of property and equipment	(47,765)	(542,316)	(197,101)
	(111,998)	(542,316)	(197,101)
FINANCING ACTIVITIES
Increase in long-term debt	-	298,911	-
Repayment of long-term debt	(21,852)	(19,101)	(30,782)
Repayment of loan from related party of B-Balloon	(356,440)	-	-
Repayment of repayable contribution agreement	(7,105)	(5,418)	(3,775)
Proceeds from share issue, net of costs of $93,916	8,231,088	7,019,111	6,848,895
Proceeds on exercise of agents warrants	-	232,310	-
Proceeds from exercise of stock options	150	-	54,000
	7,845,841	7,525,813	6,868,338
(DECREASE)/INCREASE IN CASH	(743,965)	543,669	1,527,795
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	3,242,404	2,698,735	1,170,940
END OF YEAR	$2,498,439	$3,242,404	$2,698,735

REPRESENTED BY:
Cash	181,228	93,649	699,491
Cashable guaranteed investment certificates	2,317,211	3,148,755	1,999,244
	$2,498,439	$3,242,404	$2,698,735
NON CASH TRANSACTIONS
Change in Asset Use (Note 11)	-	131,794	-
Issuance of shares to acquire B-Balloon and Neovasc Medical (Note 4)	24,613,554	-	-
Issue of Warrants		111,518	242,641
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	27,288	14,136	12,183

See accompanying Notes to the Audited Consolidated Financial Statements

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

1.	INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. (“Neovasc” or the “Company”). Neovasc develops, manufactures and distributes medical devices.

The Company’s commercialized products include a catheter-based technology called the Metricath as well as products using a pericardial tissue processing technology to produce a number of patch products used in cardiac reconstruction and repair.

2.	CONTINUING OPERATIONS

These consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred operating losses of $34,259,565 for the year ended December 31, 2008 (2007: $7,830,954) and has a deficit of $59,889,963 as at December 31, 2008 (2007: $25,630,398). The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary to the carrying values of the Company’s assets and liabilities, reported expenses and balance sheet classifications.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Neovasc Medical Inc. (formerly PM Devices Inc.), Angiometrx Inc., Neovasc Medical Ltd. (“Neovasc Medical”), and B-Balloon Ltd. (“B-Balloon”). All intercompany balances and transactions have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The recoverable amounts of accounts receivable, inventories, property and equipment and the fair value of share-based payments are the significant items subject to estimates in these consolidated financial statements.

(c) Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the month in which such transactions occur.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of purchase. As at December 31, 2008 the Company has restricted cash of $50,000 (2007 - $50,000) representing security for the Company’s long-term debt (Note 12).

The Company has an operating line of credit secured on its accounts receivable with an interest rate of Prime Rate per year. The maximum line of credit is the lesser of $200,000 or 75% of North American trade receivables under 90 days old. At December 31, 2008 the Company had drawn $nil (2007: $nil) on the line of credit.

	(e)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods and work in progress and at the lower of cost and replacement cost for raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labour costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, we consider factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

(f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and are amortized over their estimated useful lives using the following rates and method:

Building	4% declining balance
Production equipment	30% declining balance
Assets in the field	12 months straight line
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment, furniture and fixtures	20% declining balance

(g)	Technology

Costs related to the acquisition of technologies include certain patents. Technology is amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence.

Technology is tested for impairment whenever events or circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated discounted cash flows used in determining the fair value of the assets. The amount of the impairment loss is calculated by the excess of the asset’s carrying value over its fair value. As at December 31, 2008, Neovasc recognized an impairment charge of $19,503,930 and wrote down its acquired technology to zero (Note 9).

(h)	Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all of its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value in the financial statements. Any impairment in the value of goodwill is charged to income in the period such impairment is determined. As at December 31, 2008, Neovasc recognized an impairment charge of $3,557,082 and wrote down its acquired goodwill to zero (Note 10).

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Revenue recognition

The Company earns revenue from three sources: product sales, research and development and design services and contract manufacturing. Revenues from these three sources are recognized as follows:

(i) Product Sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer when the price is fixed and determinable and collection is reasonably assured.

(ii) Research and development and design contracts

Revenue from research and development and design contracts is recognized under the terms of the related contract as services are rendered and collection is reasonably assured.

(iii) Contract manufacturing

Revenue from manufacturing contracts is recognized under the terms of the shipment to customers, when the price is fixed or determinable and collection is reasonably assured.

Cash received in advance of product sales or in advance of the provision of services is recorded as deferred revenue.

	(j)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for deferral established by Canadian GAAP. Further, in accordance with Canadian GAAP, development costs are deferred only to the extent that their recovery can reasonably be regarded as assured. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to income. Research and development costs are reduced by any scientific research tax credits to which the Company is entitled.

	(k)	Government assistance

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the approved government assistance program and when there is reasonable assurance that the assistance will be realized.

	(l)	Share capital

From time to time, the Company issues units consisting of common shares and warrants. The Company records the issuance as a whole in share capital and does not bifurcate the warrants.

	(m)	Acquisition and share issue costs

Professional, consulting, regulatory fees and other costs that are directly attributable to acquisition and financing transactions are deferred until such time as the transactions are completed. Acquisition costs are added to the cost of the acquisition. Share issue costs are charged to share capital when the related shares are issued. Costs relating to acquisition and financing transactions that are not completed are charged to operations.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Stock-based compensation

The Company has a stock option plan as disclosed in Note 15. The Company follows the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation granted to employees and non-employees and all direct awards of stock.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

	(o)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes assets and liabilities reflect the tax effect of differences between the carrying amount of balance sheet items and their corresponding tax values and unutilized losses carried forward. Future income tax assets are only recognized to the extent it is more likely than not that the related benefit will be realized.

	(p)	Earnings (loss) per share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period on a diluted basis using the treasury stock method.

	(q)	Adoption of new accounting standards

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1400, General Standards of Financial Statement Presentation, CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862 Financial Instruments – Disclosures, and CICA Handbook Section 3863, Financial Instruments – Presentation.

CICA Handbook 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400.08A-.08C, General Standards of Financial Presentation to change the guidance related to Management’s responsibility to assess the ability to continue as a going concern. Management is required to make an assessment of the Company’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

The adoption of Handbook Section 1400 did not have an impact on the Company’s financial results, position or ongoing disclosure.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(q)	Adoption of new accounting standards (Continued)

CICA Handbook 1535, Capital Disclosures

Handbook Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial information to evaluate (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

For new disclosures refer to Note 5. The adoption of Handbook Section 1535 did not have an impact on the Company’s financial results or position but certain disclosures have been enhanced.

CICA Handbook 3862 and 3863, Financial Instruments – Disclosure and Presentation

The Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Handbook Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of the risks arising from financial instruments and how the entity manages those risks.

For new disclosures refer to Note 6. The adoption of Handbook Section 3862 and 3863 did not have an impact on the Company’s financial results or position, but certain disclosures have been enhanced.

CICA Handbook Section 3855

The Company adopted CICA 3855, Financial Instruments – Recognition and Measurement in its 2007 fiscal year. Upon standards, the Company designated its cash and cash equivalents as held- for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended December 31, 2008. Upon initial adoption of these standards, the Company valued the repayable contribution agreement at amortized cost using the effective interest rate method. There was an adjustment of $100,993 to opening retained earnings in 2007 to reflect this change in measurement as required by Section 3855.

	(r)	Recently released accounting standards

CICA 3064 – Goodwill and Intangible Assets

CICA 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating what impact the adoption CICA 3064 will have on the Company’s consolidated financial condition, results of operations or cash flows.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Adoption of new accounting standards (Continued)

Conversion to IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We are currently reviewing the differences between current Canadian GAAP and IFRS and assess the impacts on the other key elements of our conversion plan in this phase. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	ACQUISITION

On July 1, 2008, the Company acquired 100% of the issued and outstanding common shares and other securities of two Israeli companies, Neovasc Medical and B-Balloon in exchange for issuing an aggregate of 5,858,000 Neovasc securities to the securityholders of each of Neovasc Medical and B-Balloon.

Neovasc Medical was incorporated and commenced its operations in April 2002 under the laws of Israel. The company develops and commercializes proprietary stent technology for the treatment of patients suffering from recurring temporary shortage of blood to the heart muscle, known as refractory angina. It has a single technology in development, the Reducer.

B-Balloon was incorporated and commenced operations in April 2004 under the laws of Israel. B-Balloon is a medical device company specializing in the development of unique catheters and vascular stent delivery systems which are intended to solve specific clinical problems encountered by physicians implanting stents to open blockages at ostial locations (where an artery first originates from a larger blood vessel) or bifurcation locations (where an artery splits into two branches). The Company has a suite of products in development. Development of a number of B-Balloon’s products has been temporarily suspended until further resources are available to recommence the development activities.

The acquisition has been accounted for using the purchase method with Neovasc identified as the acquirer. Accordingly, the consolidated entity is considered to be a continuation of Neovasc with the net assets of Neovasc Medical and B-Balloon being acquired and recorded at their fair market value. The Company’s Statements of Operations include the results of Neovasc for the year ended December 31, 2008 and those of Neovasc Medical and B-Balloon from July 1 to December 31, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

4.	ACQUISITION (Continued)

Total consideration paid by Neovasc for all outstanding common shares, convertible preferred shares, stock options, and warrants is as follows:

	Issued to acquire		Issued to acquire
	B-Balloon		Neovasc Medical		Total

	Number	$	Number	$	Number	$

TOTAL CONSIDERATION PAID
Common shares	5,273,800	$11,602,360	4,610,091	$10,142,200	9,883,891	$21,744,560
Replacement warrants	-	-	735,394	875,119	735,394	875,119
Replacement stock options	503,161	1,101,923	407,284	891,952	910,445	1,993,875

	5,776,961	12,704,283	5,752,769	11,909,271	11,529,730	24,613,554
Transaction costs		422,621		422,620		845,241
		$13,126,904		$12,331,891		$25,458,795

The total consideration paid for all outstanding common shares, convertible preferred shares, stock options, and warrants of each of B-Balloon and Neovasc consists of 11,529,730 securities, comprising 9,883,891 common shares, 735,394 warrants for the purchase of Neovasc common shares and 910,445 nominally priced options for the purchase of Neovasc common shares.

The table excludes 186,270 replacement options issued by Neovasc to the former employees and consultants of B-Balloon and Neovasc Medical which include a service requirement as a condition of vesting. These options which represent additional compensation for service not yet received, have been excluded from the calculation of total consideration and will be expensed as compensation for services rendered over the remaining vesting period of the options.

The fair value of the shares issued to acquire B-Balloon and Neovasc Medical was $2.20. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced, January 30, 2008, adjusted to recognize the effects of price fluctuations and quantities traded during extraordinary trading activity immediately after the announcement.

The fair value of options and warrants of the Company issued to effect the acquisitions were estimated using the Black-Scholes model and the following assumptions:

Volatility	82%
Risk-free interest rate	4%
Expected life	1-10 years
Dividend yield	Nil %

The warrants had an exercise price of $1.38 and an expected life of 1.45 years. The options had a nominal ($0.01) exercise price and an expected life of between 4.5 and 9.6 years on July 1, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

4.	ACQUISITION (Continued)

In accordance with the purchase method, the fair value of the consideration paid has been allocated to the fair value of the identifiable assets and liabilities acquired on July 1, 2008.

	B-Balloon	Neovasc	Total
		Medical

BOOK VALUE AND FAIR VALUE
OF NET TANGIBLE ASSETS ACQUIRED
Cash and cash equivalents	$147,763	$633,245	$781,008
Accounts receivable	51,193	358,081	409,274
Prepaid expenses	-	9,225	9,225
Funds for employee rights on retirement	30,397	29,988	60,385
Property and equipment	50,627	90,221	140,848
Accounts payable and accrued liabilities	(299,414)	(367,864)	(667,278)
Loans from related parties	(356,440)	-	(356,440)
Liability for employee rights on retirement	(72,601)	(36,208)	(108,809)
	(448,475)	716,688	268,213
FAIR VALUE OF
INTANGIBLE ASSETS ACQUIRED
Technology	10,907,300	10,726,200	21,633,500
Goodwill	2,668,079	889,003	3,557,082

FAIR VALUE OF NET ASSETS ACQUIRED	$13,126,904	$12,331,891	$25,458,795

5.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.

In the definition of capital, the Company includes, as disclosed on its balance sheet: deficit, share capital, cash and cash equivalents and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt (secured, unsecured, convertible and/or other types of available debt instruments), acquire or dispose of assets, or adjust the amount of cash or short-term investment balances.

As at December 31, 2008, the Company was in compliance with externally imposed capital requirements.

6.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies its cash and cash equivalents and bank overdraft as held-for-trading and carries them at fair-value. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt and repayable contribution agreement are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments as at December 31, 2008 and at December 31, 2007. Loans and receivables and other financial liabilities have been recorded at amortized cost using the effective interest rate method.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

6.	FINANCIAL INSTRUMENTS (Continued)

Cash equivalents

The Company holds cashable guaranteed investment certificates (“GIC”) returning a fixed rate of interest of 3.00%. The GIC has an initial term of one year and matures on July 1, 2009 and is renewed annually.

Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States, primarily denominated in United States currency. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.

Interest rate risk

The Company makes fixed repayments on its long term debt as described in Note 12. Included in the repayments is an interest payment with an interest rate floating at prime rate. Management has considered the risks to cash flows from this variable interest portion and considers it unlikely that the interest rates will increase sufficiently to exceed the fixed monthly payment due on the loan.

Liquidity risk

The Company has incurred operating losses since inception, as described in Note 2. The Company’s ability to continue as a going concern is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. The Company reviews its cash flows on a quarterly basis and forecasts expected break even points and the timing of additional cash flows.

The maturity of the Company’s long term debt is described in Note 12. The Company has minimal risk associated with the maturity of its long term debts.

As at December 31, 2008 the Company had working capital of $2,123,519 as compared to working capital of $3,431,266 at December 31, 2007.

7.	INVENTORY

	December 31	December 31,
	2008	2007

Materials	$48,053	$194,240
Work in progress	25,525	37,437
Finished goods	267,986	152,447
	$341,564	$384,124

During the last quarter of 2008, Neovasc terminated its distribution agreement with a third party who distributed the Peripatch and Aegis products in the United States and severed its direct sales force employees who sold the Company’s Metricath products. On termination of the distribution agreement Neovasc was required to repurchase $198,838 of Peripatch inventory and $200,383 of Aegis Inventory. On December 22, 2008, Neovasc signed a new third party distribution contract for its Peripatch products in the United States and Europe and continues to supply a number of other Peripatch distributors in the rest of the world. The Metricath and Aegis products do not currently have an established sales channel and Neovasc cannot predict whether or not it will be able to establish a suitable channel for either product and generate revenue from these products in 2009. As a result, the Company wrote down $626,925 of Catheter and Aegis inventory, including raw materials, work in progress, and finished goods.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

8.	EMPLOYEE RIGHTS UPON RETIREMENT

Pursuant to Israeli severance pay law, Israeli employees are entitled to severance pay upon termination of their employment. The Company's liability for employee rights upon retirement is calculated, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. As of December 31, 2008, the retirement liability is $8,964 (2007: $Nil).

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits. As of December 31, 2008, the retirement asset is $8,320 (2007: $Nil).

9.	TECHNOLOGY

In connection with the acquisition of B-Balloon and Neovasc Medical on July 1, 2008 (Note 4), the Company acquired technology, including certain patents. The total amount acquired was $10,907,300 and $10,726,200 and for B-Balloon and Neovasc Medical respectively.

During the fourth quarter of 2008, the Company reviewed its estimates and judgments regarding forecasts on the success and lifecycle of the technologies and future cash flows generated by the acquired technologies. As a result of market indicators and its impairment testing, the Company recorded an impairment charge of $19,503,930 and wrote down the net book value of acquired technologies to $Nil. Prior to this charge being recognized, the acquired technologies were being amortized over the shorter of the life of the major patents for the technologies and the expected period of technological obsolescence.

		December 31,			December 31,
		2008			2007
		Accumulated	Impairment	Net Book	Net Book
	Cost	Amortization	Charge	Value	Value
Technology acquired from
B-Balloon	10,907,300	1,363,413	9,543,887	-	-
Neovasc Medical	10,726,200	766,157	9,960,043	-	-
	$21,633,500	$2,129,570	$19,503,930	$-	$-

10.	GOODWILL

As a result of the acquisition of B-Balloon and Neovasc Medical on July 1, 2008 (Note 4), the Company recorded $2,668,079 and $889,003 goodwill for B-Balloon and Neovasc Medical respectively.

During the fourth quarter of 2008, the Company’s fair value, as measured by its market capitalization, remained below the value of the shareholders equity for a significant period of time, indicating a potential goodwill impairment. As a result of market indicators and its impairment testing, the Company recorded an impairment charge of $3,557,082 and wrote down the net book value of acquired goodwill to $Nil.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

11.	PROPERTY AND EQUIPMENT

	December 31,
		2008
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	-	$207,347
Building	1,056,705	160,131	896,574
Production equipment	498,030	377,608	120,422
Field assets	131,794	131,794	-
Computer hardware	181,914	114,664	67,250
Computer software	181,511	180,930	581
Office equipment, furniture and fixtures	217,937	110,467	107,470
	$2,475,238	$1,075,594	$1,399,644

Included within field assets at December 31, 2008 are $Nil (December 31, 2007: $77,842) representing assets that are not currently in use and are not being amortized. Amortization on these assets will begin when the assets are brought into use. Field assets consist of Company-owned Metricath consoles placed in customer locations for demonstration purposes. During the year, assets transferred from inventory to fixed assets were $Nil (2007: $131,794).

	December 31 ,
		2007
		Accumulated	Net Book
	Cost	Depreciation	Value

Land	$207,347	$-	$207,347
Building	1,013,633	123,267	890,366
Production equipment	450,920	339,509	111,411
Field assets	131,794	53,952	77,842
Computer hardware	152,750	85,446	67,304
Computer software	180,738	169,598	11,140
Office equipment, furniture and fixtures	155,334	95,191	60,143
	$2,292,516	$866,963	$1,425,553

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

12.	LONG-TERM DEBT

	December 31	December 31,
	2008	2007

Bank instalment loan	$439,247	$461,099
Less current portion	(20,635)	(19,559)
	$418,612	$441,540

Repayments will consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on August 1, 2022. The loan is collateralized by a first charge over the Company’s land and buildings, a liquid security agreement of $50,000 to be held in cash equivalent investments and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime.

Principal maturities in the next five years and thereafter are approximately as follows:

2009	$20,635
2010	22,045
2011	23,552
2012	25,162
2013	26,883
Thereafter	320,970
$439,247

13.	REPAYABLE CONTRIBUTION AGREEMENT

In 2003, the Company entered into an Industrial Research Assistance Program (“IRAP”) Repayable Contribution Agreement with the National Research Council of Canada (“NRC”) and received funding of $409,363. The Company agreed to repay this funding through future royalties on the gross revenues of its Metricath products at a rate of 2.1%. If the Company does not generate $409,363 in royalties before July 1, 2015, the unpaid balance of the funding contribution will be forgiven. In 2005, Management determined that it was likely that royalties in excess of $409,363 would be generated over the period to July 1, 2015 from the sales of the Company’s Metricath products and as such had recorded a liability to reflect this obligation.

The fair value at inception was estimated as the present value of all future expected cash receipts discounted using the prevailing market rates of interest for a similar instrument and with a similar credit rating. Subsequent measurement of the repayable contribution agreement was at amortized net cost.

	December 31,	December 31,
	2008	2007
Balance, beginning of period	$312,071	$403,591
Adjustment for change in accounting policy	-	$(100,993)
Royalties paid or accrued in the current period	(7,105)	(5,418)
Accreted interest	15,479	14,891
	320,445	312,071
Less: current portion	-	(28,112)
Less: write-back	(320,445)	-
Balance, end of period	$-	$283,959

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

13.	REPAYABLE CONTRIBUTION AGREEMENT (Continued)

During the last quarter of 2008 Neovasc severed its direct sales force employees who sold the Company’s Metricath products. The Metricath products do not currently have an established sales channel and Neovasc cannot predict whether or not it will be able to establish a suitable channel in the future and generate revenue from these products in 2009. As a result, the Company released the $320,445 liability for the repayable contribution agreement.

14.	INCOME TAXES

Reported income tax expense differs from the amounts computed by applying current income tax rates to the loss before income taxes due to the following:

	Year ended December 31,
	2008	2007	2006

Canadian basic statutory rate	30.8%	27.0%	34.10%

Expected income tax recovery	$(10,540,740)	$(2,114,358)	$(1,870,031)
Stock based compensation	120,175	41,800	69,512
Impairment and amortization of intangible assets	7,809,081	-	-
Effect of other non-deductible expenses	58,817	8,803	1,348
Effect of rate change	589,832	1,296,019	34,340
Other	(101,712)		-
Change in valuation of allowance	2,064,547	767,736	1,764,831
Income tax expense	-	-	-

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company’s future tax assets are as follows:

	Year ended December 31,
	2008	2007

Future income tax assets
Capital assets	$265,736	$232,277
Non-capital loss carry forwards
Share issue costs	214,649	-
Loss carry forwards	10,436,832	5,226,133
Research and development expenditures	991,834	1,512,056
Valuation allowance for future income tax assets	(11,909,051)	(6,970,466)
Future income tax assets	-	-

As at December 31, 2008, the Company has $3,800,000 of research and development expenditures available for deduction in future tax years, with no expiry date. The Company has loss carry forward balances for income tax purposes of $38,000,000 that are available to offset future taxable income, if any, expiring at various times through to the year 2028. The Company also has investment tax credits of $1,500,000 available to offset future income taxes, if any, expiring at various times through to the year 2028.

The future tax benefit of these expenditures, losses and tax credits is ultimately subject to final determination by taxation authorities. In 2008, the Company has not recognized any future income tax assets in respect of the amounts noted.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL

All share data and per share amounts have been adjusted to retroactively restate the impact of the reverse stock split on a 20 for 1 basis that took place on July 1, 2008.

(a)	Authorized

Unlimited number of common shares without par value Unlimited number of preferred shares without par value

	Common Shares		Contributed
(b) Issued and outstanding	Number	Amount	Surplus
Balance, December 31, 2005	2,611,442	$14,898,734	$387,935
Issued for cash pursuant to a private placement (i)			-
Shares	937,500	7,500,000
Agent warrants		242,641
Share issue costs		(893,746)	-
Issued for cash on exercise of options	18,000	54,000	-
Stock-based compensation			203,848
Expiry of agent's warrants		(193,773)	193,773
Balance, December 31, 2006	3,566,942	$21,607,856	$785,556
Issued for cash pursuant to a private placement (ii)
Shares	1,935,457	7,741,824
Agents warrants		111,558
Share issue costs		(834,271)
Issued for cash on exercise of agent's warrants (iii)	58,078	232,310
Stock-based compensation			166,885
Expiry of agent's warrants		(24,196)	24,196
Balance, December 31, 2007	5,560,477	$28,835,081	$976,637
Issued for repurchasing warrants (iv)	175,657	38,648	(38,648)
Issued on acquistion of B-Balloon (v)	5,273,800	11,602,360	1,101,923
Issued on acquistion of Neovasc Medical (v)	4,610,091	10,142,200	1,767,071
Issued for cash pursuant to a private placement (vi)	2,081,251	8,325,004
Share issue costs (vi)		(93,916)
Stock-based compensation			387,360
Expiry of agent's warrants		(242,461)	242,461
Issued for cash on exercise of options	750	150
Balance, December 31, 2008	17,702,026	$58,607,066	$4,436,804

(i)

Pursuant to a private placement completed on February 14, 2006, the Company issued 18,750,000 units of the Company at a price of $0.40 per unit for aggregate gross proceeds of $7,500,000. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $0.65 per share expiring on February 14, 2008. On closing, the Agent received non-transferable common share purchase warrants to purchase up to 1,172,500 common shares at a price of $0.455 per share exercisable until February 14, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(b)	Issued and Outstanding (Continued)

(ii)

On April 24, 2007, pursuant to a public offering under a short form prospectus dated April 13, 2007, the Company issued 1,935,456 units of the Company at a price of $4.00 per unit for aggregate gross proceeds of $7,741,824. Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant entitling the holder to purchase one additional common share for every whole warrant at a price of $5.00 per share expiring on October 24, 2008. On closing, the Agents received non-transferable share purchase warrants to purchase up to 82,968 common shares at a price of $4.00 per share exercisable until October 24, 2008.

		(iii)	On May 4, 2007, the Agent exercised 58,077 agent warrants at $4.00 per share for gross proceeds of $232,310 and the remaining agent warrants were repriced to $5.00 per share.

(iv)

In connection with, and contingent upon the completion of the acquisition of Neovasc Medical and B-Balloon, the Company made an offer to all of the holders of warrants outstanding as at April 30, 2008 to repurchase those warrants in exchange for a lesser number of common shares in the Company. The offer to repurchase was made based on the value of the warrants ($38,648) calculated immediately prior to the exchange using a Black Scholes valuation method. 976,868 warrants were repurchased in exchange for common shares at a ratio of one common share for 5.75 warrants and 27,356 were repurchased at one common share for 4.75 warrants. An aggregate of 175,657 common shares were issued for the repurchase of the warrants. The warrant and option offer was completed immediately prior to the acquisitions on July 1, 2008.

		(v)	Pursuant to the acquisition agreement, the Company issued 5,273,800 and 4,610,091 common shares to the securityholders of B-Balloon and Neovasc Medical respectively.

(vi)

As a condition of the acquisitions the Company was required to complete a concurrent non- brokered private placement of units to raise minimum gross proceeds of $6,000,000. The actual proceeds raised on July 1, 2008 were $8,325,004. The units were issued at a price of $4.00 per unit and consist of one common share of the Company and 0.62 of a warrant. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008. Share issue costs related to the concurrent financing were $93,916.

	(c)	Stock-based compensation

The Company adopted a stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the Stock Option Plan. Effective November 22, 2005, the board of directors of the Company approved an amendment to the Company's incentive Stock Option Plan to increase the number of options available for grant under the plan to 10% of the number of common shares of the Company outstanding from time to time.

Options under the Company’s Stock Option Plan granted to directors may vest immediately and options granted to employees and officers vest over a four year term. The directors of the Company have discretion within the limitations set forth in the Stock Option Plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum exercise period of five years.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(c)	Stock-based compensation (Continued)

The following table summarizes stock option activity for the respective periods as follows:

		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Life (years)
Options outstanding, December 31, 2005	162,777	$9.60	1.89
Granted	46,132	7.00	3.75
Exercised	(18,000)	3.00	-
Forfeited	(51,280)	10.80	-
Options outstanding, December 31, 2006	139,629	$9.00	1.98
Granted	96,437	3.40	4.04
Exercised	-	-
Cancelled	(18,750)	10.20	-
Options outstanding, December 31, 2007	217,316	$6.40	3.29
Granted before June 30, 2008	2,500	$2.00	4.73
Forfeited before June 30, 2008	(16,750)	$7.00
Options outstanding, June 30, 2008	203,066
Option amendment (i)	(96,950)	$-	-
Options assumed on acquisition of
B-Balloon Ltd. (ii)	584,200	$0.01	6.48
Neovasc Medical Ltd. (ii)	512,515	$0.01	8.41
Granted on Oct. 31, 2008	1,157,077	$1.15	4.84
Forfeited	(181,976)	$0.63	-
Exercised	(750)
Options outstanding December 31, 2008	2,177,182	$0.57	6.01
Options exercisable December 31, 2008	1,227,304	$0.22	6.56
Weighted average grant date fair value of stock
options awarded during period	$0.12

(i)

In connection with, and contingent upon the completion of the acquisition of B-Balloon and Neovasc Medical, the Company made an offer to all of the holders of options outstanding as at April 30, 2008 to amend those options for a lesser number of $0.20 options to acquire common shares of the Company. The offer to amend the options was structured so that the estimate fair value of the replacement options issued equaled that of the options they replaced, calculated on the date of the exchange using a Black Scholes valuation method. All holders of options accepted the offer and as a result all the outstanding market priced options were amended into 106,116 $0.20 options on July 1, 2008. All of these amended options vested immediately on the date of the acquisition.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(c)	Stock-based compensation (Continued)

(ii)

As part of the consideration paid to acquire B-Balloon and Neovasc Medical 1,096,715 options were assumed by Neovasc and replaced by an equal number of options of the Company. Of these, 81,039 unvested options issued to the option holders of B-Balloon and 105,231 unvested options issued to the option holders of Neovasc Medical are held by active employees or consultants and have been excluded from the purchase price to be expensed as compensation cost over their remaining vesting period. In addition, 11,058 options included as part of the calculation of total consideration have been cancelled as the employees were terminated during the period and their vesting period ceased. The options issued by Neovasc as part of the consideration are excluded from the Company’s stock option plan, and they have an exercise price of less than $0.01 and a maximum exercise period of 10 years.

During the year ended December 31, 2008, the Company recorded $387,360 (2007 – $166,885) as compensation expense for stock-based compensation awarded to employees. The Company used the Black-Scholes option-pricing model to estimate the value of the options at each grant date using the following weighted average assumptions:

	2008	2007	2006
Dividend yield	nil	nil	nil
Annualized volatility	85%	81%	81%
Risk-free interest rate	3.50%	4.00%	4.10%
Expected life	5 years	5 years	5 years

(d)	Warrants

The following table summarizes the share warrant activity for the respective periods as follows:

Number of Warrants

Balance, December 31, 2005	227,722
Issued	527,375
Exercised	-
Expired	(188,686)
Balance, December 31, 2006	566,411
Issued	1,050,695
Exercised	(58,077)
Expired	(11,680)
Balance, December 31, 2007	1,547,349
Expired	(527,375)
Balance, June 30, 2008	1,019,974
Repurchase of warrants (i)	(1,004,224)
Issued pursuant to a private placement (ii)	1,330,375
Replacement warrants issued on acquisition of Neovasc Medical Ltd. (iii)	735,394
Expired	(15,750)
Balance, December 31, 2008	2,065,769

(i)

In connection with the transaction described in note 15 (b) (iii), all but 15,760 of the Company’s warrants outstanding as at April 30, 2008 were exchanged for common shares of the Company. The warrant and option offer was completed immediately prior to the acquisitions on July 1, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

15.	SHARE CAPITAL (Continued)

	(d)	Warrants (Continued)

		(ii)	Pursuant to the acquisition agreement, the Company assumed 735,394 warrants from the securityholders of Neovasc Medical.

(iii)

As a condition of the acquisitions the Company was required to complete the concurrent non- brokered private placement of units (see note 15 (b) (v)). An aggregate of 1,330,375 warrants were issued. Each whole warrant is exercisable to purchase one additional common share of the Company at a price of $5.00 for a period of 18 months from July 1, 2008.

The following table summarizes the warrants outstanding and exercisable at December 31, 2008:

	Average Remaining	Weighted Average Exercise
Number Outstanding	Contractual Life	Price
735,394	0.95 yrs	1.38
1,330,375	1 yrs	5.00
2,065,769	0.98	$3.71

The Company used the Black-Scholes option pricing model to estimate the value of the agents’ warrants at each grant date using the following weighted average assumptions:

	2008	2007	2006
Dividend yield	nil	nil	nil
Annualized volatility	82%	82%	81%
Risk-free interest rate	3.50%	4.00%	4.10%
Expected life	5 years	5 years	5 years

16.	SELLING

	For the years ended
	December 31,
	2008	2007	2006

Selling expense	$1,355,205	$1,272,778	$821,039
Wages and consulting	1,890,681	1,567,119	904,786
	$3,245,886	$2,839,897	$1,725,825

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

17.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the years ended
	December 31,
	2008	2007	2006

Audit and accounting	$332,234	$106,087	$116,671
Insurance	89,058	85,463	90,350
Legal	321,282	97,994	49,206
Office	928,663	833,729	645,011
Regulatory	77,034	51,879	53,649
Rent	4,000	24,891	32,219
Repayments to contribution agreement	7,105	5,418	4,111
Royalties	10,846	3,673	64,549
Wages and consulting	1,689,578	1,073,149	1,201,200
	$3,459,800	$2,282,283	$2,256,966

18.	PRODUCT DEVELOPMENT AND CLINICAL TRIALS

	For the years ended
	December 31,
	2008	2007	2006
Clinical trials	$780,258	$1,558,262	$1,068,797
Other direct costs	1,209,387	415,067	173,905
Wages and Consulting	1,112,224	771,584	736,589
	$3,101,869	$2,744,913	$1,979,291

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

19.	RELATED PARTY TRANSACTIONS

Related party transactions are entered into in the normal course of operations and are recorded at amounts established and agreed on between the related parties.

	For the years ended,
	December 31,
	2008	2007	2006
Income
Contract Manufacturing	$269,090	$79,109	$3,236
Expenses
Services of the Chairman	99,838	174,242	194,391
Financial Services	-	29,853	26,547
Legal Services
General expenses	7,899	30,337	22,393
Acquisition costs	186,763	-	-
Financing costs	-	75,199	51,925
Consulting Services	133,312	74,050	-

	As at
	December 31,
Accounts Receivable	2008	2007	2006
Contract Manufacturing	120,654	20,498	894.00
Accounts Payable
Service of the Chairman	2,730	11,925	-
Legal Services	338	-	-
Consulting Services	-	10,000	-

(i)	Contract Manufacturing

The Company performs contract manufacturing services for a related corporation. One of the directors of this corporation is a significant shareholder in the Company. On July 1, 2008 the shareholder ceased to be a significant shareholder of the Company.

(ii)	Services of the Chairman

The services of the Chairman are provided to the Company by a corporation controlled by the Chairman. The Company and the corporation have a director in common. These fees are included in general and administration expenses. The Chairman resigned as CEO on July 1, 2008, but remains Chairman of the board of Directors.

(iii)	Financial Services

The Company contracted for the services of the former CFO and some accounting functions from an accounting firm. A partner of that firm acted as the CFO of the Company. The agreement was terminated on September 30, 2007 and the partner resigned as CFO.

(iv)	Legal Services

Legal and corporate secretarial services were provided by a legal firm. A partner of that firm is a director of the Company. The director resigned as a director of the Company on July 1, 2008.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

19.	RELATED PARTY TRANSACTIONS (Continued)

(iv) Consulting Services

Sales and marketing consulting services are provided by a director of the Company. The director resigned as a director of the Company on July 1, 2008.

The carrying amounts of the accounts receivable and accounts payable approximate fair values due to their short term nature.

20.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements.

Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and to a lesser extent in Israel. It earns revenue from sales to customers in the following geographic locations:

	For the years ended
	December 31,
	2008	2007	2006
SALES
Canada	$202,148	$175,651	$87,479
United States	753,508	1,182,238	818,658
Other	590,583	159,984	176,693
	$1,546,239	$1,517,873	$1,082,830

49%, 78% and 76% of the Company’s revenues for the years ended December 31, 2008, 2007 and 2006, respectively, were derived from customers located in the United States. Sales to the Company’s largest customer accounted for approximately 26%, 15% and nil of the Company’s sales for the years ended December 31, 2008, 2007 and 2006, respectively.

21.	CONTINGENCIES

On November 14, 2008, the Company received a claim from an ex-employee claiming wrongful dismissal on October 22, 2008. The employee was made redundant as part of the rationalization process undertaken by the Company. The maximum amount of the claim is $25,000.

22.	SUBSEQUENT EVENTS

(a)

On February 2, 2009, pursuant to the Company’s stock option plan, the Company issued 487,500 stock options at an exercise price of $0.40 including 60,000 granted to employees of the Company and 427,500 granted to directors of the Company.

(b)

On April 23, 2009, the Company completed a non-brokered private placement of 9,523,810 units at the price of $0.21 per unit for aggregate gross proceeds of $2.0 million. Each unit consists of one common share of Neovasc stock and one-half of one common share purchase warrant of Neovasc stock. Each whole warrant will entitle the holder thereof to purchase one common share of Neovasc stock at the exercise price of $0.30 per share for a period of one year after the closing date of the offering.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Material issues that could give rise to differences to these consolidated financial statements are as follows:

a)	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted FASB Statement of Accounting Standards No. 123(R), Share-Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation. FAS 123 (R) requires the Company to recognize in the income statement the grant date fair value of stock-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which cannot be less than the term of vesting. The Company utilizes the Black-Scholes option-pricing model to calculate the fair value of stock based compensation and amortizes the fair value to stock-based compensation expense over the vesting period. Compensation expense recognized reflects estimates of award forfeitures as discussed below.

Pursuant to the provisions of FAS 123 (R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123 (R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006 granted prior to the adoption of FAS 123 (R) are recognized based on the provisions of FAS 123.

Under US GAAP, the Company is required to estimate the number of forfeitures over the life of each award. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of FAS 123 (R), is not material.

Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock- based compensation awards under Section 3870 (Canadian GAAP) and FAS 123 (R).

b)	Comprehensive loss

Under US GAAP, the Company follows FASB Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities or short-term investments. There were no adjustments to the net loss, reported under US GAAP, required to reconcile to the comprehensive loss.

c)	Future income tax assets and liabilities

Under Canadian GAAP, future income tax assets and liabilities are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in Canadian GAAP and US GAAP did not have a material effect on the financial position or the results of operations of the Company for the years ended December 31, 2008, and 2007.

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	d)	Additional disclosure required under US GAAP

		(i)	Allowance for doubtful accounts:

Under Canadian GAAP, trade receivables are presented in the consolidated financial statements net of allowance for doubtful accounts. US GAAP requires that the trade receivable allowance be separately disclosed in the consolidated financial statements as follows:

	December 31,	December 31,
	2008	2007

Trade receivables	$260,427	$553,190
Allowance for doubtful accounts	(20,721)	(14,388)
Trade receivables, net	$239,706	$538,802
Other receivables	230,494	30,162
Accounts receivables, net	$470,200	$568,964

(ii)	Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregated basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	December 31,	December 31,
	2008	2007

Trade accounts payable	$784,578	$529,765
Employee-related accruals	176,358	109,848
Deferred Revenue	-	5,709
Other accrued liabilities	257,469	89,988
	$1,218,405	$735,310

(iii)	Stock-based compensation

As of December 31, 2008, there was $251,552 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 3.98 years. The aggregate intrinsic value of the vested and exercisable stock options at December 31, 2008 was $175,608. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2008 was $Nil (2007 – $Nil).

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Impact of differences

	December 31,	December 31,
	2008	2007
Consolidated Balance Sheets
Assets - Canadian and US GAAP basis	4,820,523	5,689,800
Liabilities - Canadian and US GAAP basis	1,666,616	1,508,480
Liabilities and shareholders Equity - Canadian and US
GAAP basis	$4,820,523	$5,689,800

	For the years ended
	December 31,
	2008	2007	2006
Consolidated Statements of Operations and Deficit

Net loss and comprehensive loss under Canadian GAAP	$34,259,565	$7,830,954	$5,483,962
Transition adjustment for measurement of repayable
contribution agreement treated as a prior period
restatement for US GAAP	-	-	(9,473)
Net loss and comprehensive loss under US GAAP	34,259,565	7,830,954	5,474,489
Deficit, beginning of year under Canadian GAAP	$25,630,398	$17,799,444	$12,416,475
Transition adjustment for measurement of repayable
contribution agreement treated as a prior period
restatement for US GAAP	-	-	(91,520)
Deficit, beginning of year under US GAAP	25,630,398	17,799,444	12,324,955
Deficit, end of year under Canadian GAAP	$59,889,963	$25,630,398	$17,900,437
Transition adjustment for measurement of repayable
contribution agreement treated as a prior period
restatement for US GAAP	-	-	(100,993)
Deficit, end of year under US GAAP	59,889,963	25,630,398	17,799,444

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operations, financing or investing activities.

f)	Recently released accounting standards

United States

Effective January 1, 2008, the Company adopted, on a prospective basis, SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) as amended by FASB Staff Position SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases.” FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal

NEOVASC INC. (Formerly Medical Ventures Corp.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007

years beginning after November 15, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s audited consolidated financial statements. Management is evaluating the impact that SFAS 157 will have on its non-financial assets and non-financial liabilities since the application of SFAS 157 for such items was deferred to January 1, 2009. The Company believes that the impact of these items will not be material to its consolidated financial statements.

Effective January 1, 2008, the Company adopted, on a prospective basis, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company did not elect to apply the fair value option for any of its eligible financial instruments or other items on the January 1, 2008 effective date.

In December 2007, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) which requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under SFAS No. 141, some of which could have a material impact on how we account for business combinations. These changes include, among other things expensing acquisition costs as incurred as a component of selling, general and administrative expense. The Company presently capitalizes these acquisition costs. SFAS No. 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of a business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating what impact the adoption of SFAS No. 141 (R) will have on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”) which requires entities to report non-controlling (minority) interest in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No.133." SFAS No. 161 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to amend and expand the disclosure requirements of SFAS No. 133 to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company's financial condition or results of operations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

NEOVASC MEDICAL LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

Fahn Kanne & Co.
Head Office
Levinstein Tower
Independent Auditors' Report	23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
To the Shareholders of	P.O.B. 36172, 61361

NEOVASC MEDICAL LTD.	T +972 3 7106666
(A Development Stage Company)	F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying balance sheets of Neovasc Medical Ltd. (a development stage company) (hereinafter: the "Company") as of December 31, 2007, 2006 and 2005, and the related statements of income, statements of changes in shareholders’ equity (deficit) and statements of cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from July 4, 2002 (date of inception) through December 31, 2007. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005, and the results of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from July 4, 2002 (date of inception) through December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 of the financial statements, the Company is in the development stage as defined in Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises", has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors..

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 30, 2008 (except for the Statement of Changes in Shareholders'
     Equity, and Note 12, for which the date is July 1, 2008)

NEOVASC MEDICAL LTD.
(A Development Stage Company)

BALANCE SHEETS

		US dollars
		December 31,
	2007	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	973,615	138,804	84,345
Other current assets (Note 3)	559,631	190,538	84,832
Total current assets	1,533,246	329,342	169,177

Property and Equipment, Net (Note 4)	94,869	160,489	160,733
Long-Term Deposits	-	5,408	5,799
Funds in Respect of Employee Rights Upon Retirement	25,605	14,475	42,881

Total assets	1,653,720	509,714	378,590
LIABILITIES, NET OF CAPITAL DEFICIT
Current Liabilities
Accounts payable:
Trade	61,006	18,492	62,359
Other (Note 5)	178,126	180,019	143,687
Total current liabilities	239,132	198,511	206,046

Long-Term Liabilities
Liability for employee rights upon retirement	29,759	15,347	89,383
Other liability	-	45,923	42,152
Total long-term liabilities	29,759	61,270	131,535

Convertible Loans from Shareholders (Note 6)	-	1,440,916	108,980

Commitments (Note 7)
Shareholders’ Equity (Deficit) (Note 8)
Ordinary shares of NIS 0.01 par value ("Ordinary Shares"):
17,834,870 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 485,565 shares, 429,436 shares and 416,581
shares as of December 31, 2007, 2006 and 2005, respectively	874	874	874
Series A Preferred Shares of NIS 0.01 par value ("Preferred A Shares"):
300,100 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 300,100 shares as of December 31, 2007, 2006
and 2005; liquidation preference of 863,976	634	634	634
Series B Preferred Shares of NIS 0.01 par value ("Preferred B Shares"):
428,600 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 428,600 shares as of December 31, 2007, 2006
and 2005; liquidation preference of 241,713	905	905	905
Series C Preferred Shares of NIS 0.01 par value ("Preferred C Shares"):
636,430 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 623,930 shares as of December 31, 2007, 2006
and 2005; liquidation preference of 2,841,095	1,386	1,386	1,386
Series D1 Preferred Shares of NIS 0.01 par value ("Preferred D Shares"):
2,800,000 shares authorized as of December 31, 2007;
Issued and outstanding 2,638,591 shares as of December 31, 2007 ;
liquidation preference of 1,899,510	3,202	-	-
Series D2 Preferred Shares of NIS 0.01 par value ("Preferred D Shares"):
8,000,000 shares authorized as of December 31, 2007;
Issued and outstanding 2,860,217 shares as of December 31, 2007;
liquidation preference of 2,059,057	3,799	-	-
Additional paid in capital	7,332,400	3,134,788	3,152,567
Deferred stock-based compensation	-	-	(39,269)
Deficit accumulated during the development stage	(5,958,371)	(4,329,570)	(3,185,068)
	1,384,829	(1,190,983)	(67,971)

Total liabilities and shareholders’ equity (deficit)	1,653,720	509,714	378,590

Director	CEO

Date: April 30, 2008 (except for the Statement of Changes in Shareholders'
     Equity, and Note 12, for which the date is July 1, 2008)

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF INCOME

	US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Research and development expenses (Note 9)	935,410	710,160	595,808	3,968,705
Marketing expenses	-	11,623	14,579	68,599

General and administrative expenses (Note 10)	532,050	335,504	257,302	1,547,590
Operating loss	1,467,460	1,057,287	867,689	5,584,894

Financial expenses (income), net	161,341	87,215	(26,096)	373,477
Loss for the period	1,628,801	1,144,502	841,593	5,958,371

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

U S d o l l a r s ( e x c e p t f o r s h a r e d a t a )
	Preferred A Shares		Preferred B Shares		Preferred C Shares		Ordinary Shares
												Deficit
												accumulated
									Additional		Deferred	during the
	Number		Number		Number		Number		paid-in		stock-based	development
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	capital		compensation	stage	Total
Changes during the period from
July 4, 2002 (date of inception)
until December 31, 2004:
Preferred A shares:
3,000 and 297,100 shares issued
in April 2002 and September
2003, respectively, for cash at
$2.06 per share	300,100	634	-	-	-	-	-	-	-		-	-	634
Preferred B shares:
4,286 and 410,058 shares issued
in April 2002 and September
2003, respectively, for cash at
$0.404 per share	-	-	428,600	905	-	-	-	-	-		-	-	903
Ordinary shares:
416,581 shares issued for cash in
September 2003	-	-	-	-	-	-	416,581	874	-		-	-	874
Preferred C shares:
623,930 shares issued for cash at
$3.50 per share and convertible
loans of $400,000 in August
2004	-	-	-	-	623,930	1,386	-	-	-		-	-	1,386
Total Paid-in Capital	-	-	-	-	-	-	-	-	2,664,593	(*)	-	-	2,664,593
Total share capital	300,100	634	428,600	905	623,930	1,386	416,581	874	2,664,593		-	-	2,668,392
Capital reserve from discount on
convertible loans	-	-	-	-	-	-	-	-	100,000		-	-	100,000
Deferred stock-based
compensation related to share
option grants	-	-	-	-	-	-	-	-	387,974		(387,974)	-	-
Amortization of deferred stock-
based compensation	-	-	-	-	-	-	-	-	-		282,566	-	282,566
Loss for the period	-	-	-	-	-	-	-	-	-		-	(2,343,475)	(2,343,475)

Balance as of December 31, 2004	300,100	634	428,600	905	623,930	1,386	416,581	874	3,152,567		(105,408)	(2,343,475)	707,483

(*)	Net of share issuance expenses.

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (cont.)

US dollars (except for share data)
							Preferred
	Preferred A Shares		Preferred B Shares		Preferred C Shares		D-1 and D-2 Shares		Ordinary Shares
														Deficit
														accumulated
											Additional		Deferred	during the
	Number		Number		Number		Number		Number		paid-in		stock-based	development
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	capital		compensation	stage	Total

Changes during 2005:
Amortization of deferred stock-
based compensation	-	-	-	-	-	-	-	-	-	-	-		66,139	-	66,139
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(841,593)	(841,593)

Balance as of December 31, 2005	300,100	634	428,600	905	623,930	1,386	-	-	416,581	874	3,152,567		(39,269)	(3,185,068)	(67,971)
Changes during 2006:
Ordinary shares issued for cash -
2006	-	-	-	-	-	-	-	-	12,855	(***)	-		-	-	-
Reclassification of stock based
compensation	-	-	-	-	-	-	-	-	-	-	(39,269)		39,269	-	-
Amortization of deferred stock
based compensation	-	-	-	-	-	-	-	-	-	-	21,490		-	-	21,490
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(1,144,502)	(1,144,502)

Balance as of December 31, 2006	300,100	634	428,600	905	623,930	1,386	-	-	429,436	874	3,134,788		-	(4,329,570)	(1,190,983)
Changes during 2007:
Ordinary shares issued for cash -
2007	-	-	-	-	-	-	-	-	56,129	(***)	-		-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	476,366		-	-	476,366
2,638,591 preferred D-1 shares and
2,860,217 preferred D-2 shares and
warrants issued for cash at
$0.69925 per share - August 16,
2007(**)	-	-	-	-	-	-	5,498,808	7,001	-	-	3,721,246	(*)	-	-	3,728,247
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(1,628,801)	(1,628,801)

Balance as of December 31, 2007	300,100	634	428,600	905	623,930	1,386	5,498,808	7,001	485,565	874	7,332,400		-	(5,958,371)	1,384,829

(*)	Net of issuance expenses.
(**)	Including shares allotted to interested party with respect to conversation of convertible loan in an amount of US$ 1,845,035.
(***)	Less than US$ 1,000.

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Cash flows from operating activities:
Loss for the period	(1,628,801)	(1,144,502)	(841,593)	(5,958,371)
Adjustments to reconcile loss for the period to
net cash used in operating activities:
Depreciation	29,181	29,833	29,030	113,363
Increase (decrease) in accrued severance pay	14,412	(74,036)	63,052	29,759
Amortization of deferred share compensation	476,366	21,490	66,139	978,966
Interest on convertible loan	104,118	79,710	-	195,396
Increase (decrease) in other liability	(2,056)	3,771	(2,887)	43,867
Financial expenses relating to discount on
convertible loans	-	-	-	100,000
Capital loss (income) on fixed asset	(3,949)	3,578	-	(371)

Changes in assets and liabilities:
Decrease (increase) in other current accounts	113,407	(105,315)	46,577	(82,539)
Increase (Decrease) in accounts payable – trade	42,514	(43,867)	(11,428)	61,006
Increase (decrease) in accounts payable – other	(330,893)	36,332	(95,933)	(150,874)
Net cash used in operating activities	(1,185,701)	(1,193,006)	(747,043)	(4,669,798)

Cash flows from investment activities:
Decrease in deposits	5,408	-	-	5,408
Funds in respect of employee rights upon
retirement	(11,130)	28,406	(18,046)	(25,605)
Purchase of property and equipment	(3,766)	(57,069)	(101,320)	(275,917)
Proceeds from insurance company on fixed asset	-	23,902	-	23,902
Net cash used in investment activities	(9,488)	(4,761)	(119,366)	(272,212)

Cash flows from financing activities
Issuance of shares	1,730,000	-	-	3,854,419
Convertible loans from shareholders	300,000	1,252,226	108,980	2,061,206
Net cash provided by financing activities	2,030,000	1,252,226	108,980	5,915,625

Increase (decrease) in cash and cash equivalents	834,811	54,459	(757,429)	973,615
Cash and cash equivalents at beginning of the
period	138,804	84,345	841,774	-

Cash and cash equivalents at end of the period	973,615	138,804	84,345	973,615

Supplementary information on financing activities not involving cash flows:

On December 11, 2007, all of the Company’s convertible loans were converted into Preferred D-1 shares for an amount of US$ 1,845,035.

At December 31, 2007, the balance of other accounts payable included US$ 329,292, with respect to issuance costs. The balance of other current assets included US$ 482,500 with respect to shares issued to all investors (the amount was paid after balance sheet date).

In July 2007, the company transferred a car that was included in fixed assets to an employee who left the company, against the "other long term liability" presented in the balance sheet in an amount of US$ 43,867.

The accompanying capital notes are an integral part of the consolidated financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1	-	GENERAL

A.

Neovasc Medical Ltd. (the "Company"), was incorporated and commenced its operations in 2002. The Company develops and commercializes cardiological instruments. Since its inception, the Company had devoted substantially all of its efforts to business planning, research and development and raising capital, and has not yet generated significant revenues. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

B.

The development and commercialization of the Company's product will require substantial expenditures. The Company has not yet generated revenues from its operations to fund its activities, and is therefore dependent upon external sources for financing its operations. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. Since inception, the Company has suffered recurring losses in an amount of US$ 5,958,371 and has a negative operating cash flow of US$ 4,669,798. These factors raise substantial doubt about the Company's ability to continue as a going concern.

C.	The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological change, competition and the development of other new products. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results.

In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and with increased marketing efforts.

As mentioned above, the Company has not yet generated significant revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors.

E.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

A.	Functional currency and foreign currency translation

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non- dollar transactions and balances are re-measured into dollars. Transaction gains and losses are reflected in net financing expenses.

B.	Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

C.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

	2.	Rates of depreciation:

%
Computers	33
Laboratory equipment	15
Furniture and office equipment	6-15
Vehicle	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated life of the improvements.

D.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

E.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.

Convertible loans are accounted for in accordance with the provisions of EITF Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features" ("EITF 98-5") and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). Under these pronouncements and the term of the loans at the commitment dates, the Company believes that it was not required to record a beneficial conversion feature.

G.	Research and development costs

Research and development costs are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred (see also H below).

H.	Royalty-bearing grants

Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2007, 2006 and 2005 amounted to US$ 111,978, US$ 113,640 and US$ 394,164, respectively (cumulative since inception US$ 712,005).

As of December 31, 2007, the Company did not accrue any royalties since no revenues were recognized.

I.	Recently issued accounting pronouncements

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on the Company's financial position or results of operation.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS No. 159, if any, on its financial position and results of operations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Recently issued accounting pronouncements (cont.)

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

J.	Reclassifications

Certain comparative figures have been reclassified to confirm to the current years presentation.

NOTE 3	-	ACCOUNTS RECEIVABLE

		US dollars
		December 31,
	2007	2006	2005

Prepaid expenses	9,793	4,514	6,562
Government of Israel – including participation in
research and development expenses	64,700	186,024	77,600
Interested party in respect of shares	482,500	-	-
Others	2,638	-	670

	559,631	190,538	84,832

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 4	-	PROPERTY AND EQUIPMENT, NET

Composition:

		US dollars
		December 31,
	2007	2006	2005

Computers	54,755	51,898	47,240
Laboratory equipment	43,651	43,155	42,384
Furniture and office equipment	23,522	23,822	20,714
Leasehold improvement	62,959	62,958	61,046
Vehicles	-	46,098	44,352
	184,887	227,931	215,736

Less – accumulated depreciation	(90,018)	(67,442)	(55,003)
	94,869	160,489	160,733

In the years ended December 31, 2007, 2006 and 2005, depreciation was US$ 29,181, US$ 29,833 and US$ 29,030, respectively, and additional equipment was purchased in an amount of US$ 3,766, US$ 57,069 and US$ 101,320, respectively.

NOTE 5	-	ACCOUNTS PAYABLE – OTHER

		US dollars
		December 31,
	2007	2006	2005

Employees and related institutions	12,256	35,085	68,419
Related party	37,500	18,791	-
Accrued expenses	128,370	126,143	75,268
	178,126	180,019	143,687

NOTE 6	-	CONVERTIBLE LOAN

In January and May 2006, the Company signed convertible loan agreements with certain shareholders and others (the "lenders"). According to the agreements, the lenders shall provide the Company an amount up to US$ 1,000,000 to be automatically converted into a new class of preferred shares, in case of a new investment based on terms stipulated in the loan agreement. The principle amount provided by the lenders bore 8%-12% annum interest. As of December 31, 2007, all of the Company’s convertible loans were converted into Preferred D-1 shares in the framework of the Series D-2 Preferred Share Purchase Agreement. The total amount of convertible loans including interest was US$ 1,845,035, which was converted into 2,638,591 Preferred D-1 shares.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 7	-	COMMITMENTS

1.

The Company is committed to pay royalties to the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor on the proceeds from sales of systems resulting from research and development project in which the Office of the Chief Scientist ("OCS") participates by way of grant, at royalty rates of 3% of the cumulative amount of participation received by the Company up to 100% of the amounts of grants received plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditure. There were no future performance obligations related to the grants received from the OCS. As of December 31, 2007, the contingent obligation with respect to grants received from the OCS, subject to repayment under these royalty agreements on future sales is US$ 712,005, not including interest

2.

The Company reached an agreement with a senior employee regarding his employment terms in case of terminating his employment agreement by one of the parties. It has been agreed that in such case, the senior employee will be granted the Company's vehicle he uses or the vehicle original cost price. In 2006, a liability for such termination cost is included among "Accounts payable – other".

NOTE 8	-	SHARE CAPITAL

A.	Rights attached to shares:

The Preferred A Shares, the Preferred B Shares, the Preferred C Shares, the Preferred D-1 Shares and the Preferred D-2 Shares (collectively, "Preferred Shares") confer upon the holders thereof all of the rights and privileges attached to the Ordinary Shares. In addition, each Preferred Share entitles its holder to the rights, preferences and privileges as set forth in the Company's Articles and certain agreements:

	1.	Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company, or in the event of any Deemed Liquidation Event, as defined in the Company's Articles (the "Articles"), or in the event of any foreclosure by creditors of the Company on substantially all assets of or equity interest in the Company, provided that such foreclosure shall remain undismissed or unstayed and in effect for a period of sixty (60) consecutive days (each, a “Realization Event”), the Available Assets as defined in the Articles shall be distributed to the Shareholders in the following order and preference:

a.

Each of the Preferred D (i.e. D-1 and D-2) Shareholders shall be entitled to receive for each Series D Preferred Share held by such holder, prior and in preference to any distribution or payment to the holders of any other classes or series of shares in the Company, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of eight percent (8%) per annum, compounded annually from the Original Issue Date of such Series D Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series D Preferred Share (collectively, the "Series D Liquidation Preference"). Such distribution among the Preferred D Shareholders shall be made in proportion to the number of Series D Preferred Shares held by each. If the assets and funds thus distributed among the Preferred D Shareholders shall be insufficient to permit the payment in full of the Series D Liquidation Preference to the Preferred D Shareholders, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the Preferred D Shareholders in proportion to the Series D Liquidation Preference each such holder is otherwise entitled to receive.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8	-	SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	1.	Liquidation preference (cont.)

b.

From any Available Assets after payment in full of the Series D Liquidation Preference to the Preferred D Shareholders, each of the Preferred C Shareholders shall be entitled to receive, on a pro-rata basis, for each Series C Preferred Share held by such holder, prior and in preference to any distribution or payment to the Preferred B Shareholders, Preferred A Shareholders and the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series C Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series C Preferred Share (collectively, the "Series C Liquidation Preference"). If the assets and funds thus distributed among the Preferred C Shareholders shall be insufficient to permit the payment in full of the Series C Liquidation Preference to the Preferred C Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference, shall be distributed pro rata among the Preferred C Shareholders in proportion to the Series C Liquidation Preference each such holder is otherwise entitled to receive.

c.

From any Available Assets after payment in full of the Series D Liquidation Preference and the Series C Liquidation Preference to the Series D Preferred Shareholders and the Series C Preferred Shareholders, respectively, each of the Preferred B Shareholders shall be entitled to receive, on a pro-rata basis, for each Series B Preferred Share held by such holder, prior and in preference to any distribution or payment to the Preferred A Shareholders and the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series B Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series B Preferred Share (collectively, the "Series B Liquidation Preference"). If the assets and funds thus distributed among the Preferred B Shareholders shall be insufficient to permit the payment in full of the Series B Liquidation Preference to the Preferred B Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference and the Series C Liquidation Preference, shall be distributed pro rata among the Preferred B Shareholders in proportion to the Series B Liquidation Preference each such holder is otherwise entitled to receive.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8	-	SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	1.	Liquidation preference (cont.)

d.

From any Available Assets after payment in full of the Series D Liquidation Preference, the Series C Liquidation Preference and the Series B Liquidation Preference to the Series D Preferred Shareholders, the Series C Preferred Shareholders and the Series B Preferred Shareholders, respectively, each of the Preferred A Shareholders shall be entitled to receive, on a pro-rata basis, for each Series A Preferred Share held by such holder, prior and in preference to any payment or distribution to the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series A Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series A Preferred Share (collectively, the "Series A Liquidation Preference"). If the assets and funds thus distributed among the Preferred A Shareholders shall be insufficient to permit the payment in full of the Series A Liquidation Preference to the Preferred A Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference, the Series C Liquidation Preference and the Series B Liquidation Preference, shall be distributed pro rata among the Preferred A Shareholders in proportion to the Series A Liquidation Preference each such holder is otherwise entitled to receive.

e.

After payment in full of the Series D Liquidation Preference, the Series C Liquidation Preference, the Series B Liquidation Preference and the Series A Liquidation Preference, all remaining Available Assets, if any, shall be distributed among all of the Shareholders (Preferred Shareholders and Ordinary Shareholders) pro-rata to their respective holdings in the Company’s issued share capital on an as-converted basis.

	2.	Conversion

a.

Each Preferred Share shall be converted in the events set forth in the Company’s Articles into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the applicable Original Issue Price for such Preferred Share by the Conversion Price (as defined below) in effect for such Preferred Share at such time (the "Conversion Rate").

b.

The "Conversion Price" per Preferred Share was initially the Original Issue Price for such Preferred Share, and thereafter was and shall be adjusted in accordance with any subsequent Recapitalization Event and the anti-dilution (weighted average) adjustment, as provided in the Company’s Articles.

c.

The Conversion Prices and Conversion Rates of the Preferred Shares as of December 31, 2007 are as follows: Conversion Price of the Series A Preferred Shares: US$1.03; Conversion Rate of the Series A Preferred Shares: 2.0; Conversion Price of the Series B Preferred Shares: US$0.404; Conversion Rate of the Series B Preferred Shares: 1. Conversion Price of the Series C Preferred Shares: US$1.38; Conversion Rate of the Series C Preferred Shares: 2.54. Conversion Price of the Series D-1 and Series D-2 Preferred Shares: US$0.69925; Conversion Rate of the Series D-1 and Series D-2 Preferred Shares: 1.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8	-	SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	3.	Voting rights

Each Ordinary Share entitles the holder thereof to one vote for each such share. Each of the Preferred Shares entitles the holder thereof to one vote for each Ordinary Share into which such Preferred Share could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Ordinary Shares, and shall be entitled, notwithstanding any provision hereof, to notice of and to participate in, any General Meeting in accordance with the Company’s Articles, and shall be entitled to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. Notwithstanding the foregoing, in any class meeting or resolution, each Preferred Shareholder shall have one vote for each Preferred Share held by such Preferred Shareholder.

	4.	Dividend

In the event that dividends are declared and distributed, then such dividends shall be paid to the Shareholders of issued, outstanding and fully paid-up shares as follows: (i) the Preferred D Shareholders shall receive, with respect to any Preferred D Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend D Preference Amount"); (ii) after payment in full of the Dividend D Preference Amount, each of the Preferred C Shareholders shall receive on a pro-rata basis, with respect to any Preferred C Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend C Preference Amount"); (iii) after payment in full of the Dividend C Preference Amount, each of the Preferred B Shareholders shall receive on a pro-rata basis, with respect to any Preferred B Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend B Preference Amount"); (iii) after payment in full of the Dividend B Preference Amount and the Dividend B Preference Amount, each of the Preferred A Shareholders shall receive on a pro-rata basis, with respect to any Preferred A Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend A Preference Amount"); (iv) after the payment in full of the Dividend D Preference Amount, the Dividend C Preference Amount, the Dividend B Preference Amount and the Dividend A Preference Amount, the remaining amount declared to be paid as dividend shall be paid to all Shareholders (including the Preferred Shareholders) proportionately, pari passu, as per the ratio of the number of their issued, outstanding and fully paid-up shares on an as converted basis to the total number of issued, outstanding and fully paid-up shares in the Company on an as converted basis, as of the time of the payment of the dividend.

	5.	Other Rights

The Preferred Shares confer certain pre-emptive rights and rights of first refusal (each of such rights being contingent on a certain minimum shareholding percentage), as well as certain class veto rights (in the case of the Preferred D-2 Shares only). The holders of the Preferred Shares have the right to appoint four of the Company’s six directors, with the other two directors being the Company’s CEO and an appointee of the Ordinary Shareholders. The holders of Preferred Shares also enjoy certain information rights, as well as certain registration rights.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8	-	SHARE CAPITAL (cont.)

B.

According to the Investment Agreement dated April 2002 and as of December 31, 2006, a total of approximately NIS 1.2 million was transferred to the Company against the issuance of 375 Preferred A Shares and one Gold Share of NIS 0.01 par value (such share was automatically converted into one Preferred A Share upon the issuance of the Preferred B Shares to the investors) and 4,286 Preferred B Shares. All the abovementioned Preferred A Shares and Preferred B Shares were issued.

C.

According to the Investment Agreement dated April 2002, the Company issued to Incentive Incubator LP 2,625 Preferred A Shares, out of which 2,125 were issued in respect of the investment of funds originally received by Incentive Incubator from the OCS and the balance, in the amount of 500 Series A Preferred Shares, was subscribed by Incentive Incubator in respect of the "Operation Shares" (as defined in Directive 8.3 of the General Manager of the OCS) all according to the terms and conditions set in the Investment Agreement and Incubator Agreement dated April 2002. As of December 31, 2005 Incentive Incubator LP transferred to the Company approximately US$ 639,000 and all the 2,625 Series A Preferred Shares were issued.

D.

In September 2003, the Company issue 416,581 Ordinary Shares, 297,100 Preferred A Shares and 424,314 Preferred B Shares at their par value, to all the Company's then existing shareholders, pro-rata to such shareholders holdings in the Company.

E.

In April 2004 and August 2004, the Company entered into a Series C Preferred Shares Purchase Agreement and Series C Preferred Shares Additional Closing Agreement, respectively, pursuant to which the Company issued a total of 623,930 Preferred C Shares for a total consideration of approximately US$ 2 million. The abovementioned investment amount includes approximately US$ 400,000 in convertible loans which were converted into Preferred C Shares all as set forth in the Series C Preferred Shares Purchase Agreement.

F.

On August 16, 2007 the Company entered into a Series D-2 Preferred Shares Purchase Agreement pursuant to which the Company issued a total of 2,860,217 Preferred D-2 Shares for a total consideration of US$ 2 million. The Company also issued warrants to purchase Preferred D-2 Shares, at the price-per-share of the D-2 investment round, i.e. $0.69925. In addition in the framework of this transaction the Company also issued a total of 2,638,591 Preferred D-1 shares for a total consideration of US$ 1,845,035 in convertible loans which were converted into Preferred D-1 Shares all as set forth in the Series D-2 Preferred Shares Purchase Agreement.

G.	Stock-based compensation

In November 2003, the Board of Directors approved the Company's 2003 Israeli Share Option Plan according to which the Company had granted, as of December 31, 2007, 778,275 options to purchase Ordinary Shares of the Company, to its employees, consultants and directors. Of these options, 71,365 were exercised and waived for shares as of December 31, 2007, and 165,664 were expired as of December 31, 2007, such that only 541,246 of such options remained outstanding as of December 31, 2007. The options granted are exercisable over a period of 10 years, unless the Board decided otherwise. Each option is exercisable into one Ordinary Share, unless the Board decided otherwise.

1.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ("FAS 123R"), "Share-base Payment". FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or may be settled by issuance of such equity instruments. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company's previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 8	-	SHARE CAPITAL (cont.)

G.	Stock-based compensation (cont.)

2.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

3.

The Company has expensed compensation costs applying the straight-line vesting method. Compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123, net of estimated forfeitures. Results for prior periods have not been restated as explained above. The Company intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures.

During 2007, the Company granted 333,689 options to its employees, directors and consultants.

The non-cash compensation relating to options granted to employees and directors were US$ 476,366 during 2007 (of which approximately US$ 316,394 was charged to research and development expenses and approximately US$ 159,972 was charged to general and administrative expenses).

4.

The non-cash compensation relating to options granted to consultants was approximately US$ 384 thousand in 2007 and was charged to research and development expenses. As of December 31, 2007, the total unrecognized compensation cost on non-employee stock options related to unvested stock-based compensation amounted to approximately US$ 92 thousand. This cost is expected to be recognized over a weighted-average period of approximately one year.

5.

The fair value of the options (in respect of grants) – computed on the basis of the Black- Scholes option-pricing model – is approximately US$ 1.39 per option at the grant date. This value is based on the following weighted average assumptions:

Expected dividend yield of 0%; expected volatility of 50%; risk-free interest rate of 4%; and expected length of time until exercise of 9 years.

NOTE 9	-	RESEARCH AND DEVELOPMENT EXPENSES

		US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Salaries and related expenses	519,909	297,372	321,865	1,860,701
Patent registrations	118,754	77,074	53,416	439,023
Subcontractors	312,564	286,194	400,067	1,521,174
Depreciation and other	96,161	163,160	213,624	859,812
	1,047,388	823,800	988,972	4,680,710

Less: Grants from the OCS	(111,978)	(113,640)	(393,164)	(712,005)

	935,410	710,160	595,808	3,968,705

(*) See Note 7(1)

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 10	-	GENERAL AND ADMINISTRATION EXPENSES

	US dollars
				Cumulative
				period from
				July 4, 2002 (date
				of inception) until
	Year ended December 31,			December 31
	2007	2006	2005	2007

Salaries and related expenses	216,822	119,800	152,460	536,842
Consultants	162,053	49,951	33,131	490,650
Management fees	-	-	-	23,480
Office maintenance	85,479	-	-	113,017
Depreciation and other	67,696	165,753	71,711	383,601

	532,050	335,504	257,302	1,547,590

NOTE 11	-	TAXES ON INCOME

A.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Consumer Price Index (hereafter – CPI). The Company is taxed under this law.

B.	Deferred taxes

Since the Company is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect of these losses.

C.	Carry forward losses

As of December 31, 2007, the Company has carry forward tax losses in the amount of US$ 6 million.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 12	-	SUBSEQUENT EVENTS

A.	Merger Agreement

On July 1, 2008, Medical Ventures Acquisition 2 Ltd. was merged into the Company pursuant to the Merger Agreement and Plan of Reorganization with Medical Ventures Corp. (a Canadian company: "MEV"), B-Balloon Ltd. (an Israeli company: "B-Balloon"), Medical Ventures Acquisition 1 Ltd. and Medical Ventures Acquisition 2 Ltd. (both fully-owned special purpose Israeli former subsidiaries of MEV) dated January 30, 2008. As a result, the Company became a wholly owned subsidiary of MEV and the former security holders of the Company became security holders of MEV. On the same date (July 1, 2008), Medical Ventures Acquisition 1 Ltd. was merged into B-Balloon such that B-Balloon became a wholly owned subsidiary of MEV and the former security holders of B-Balloon became security holders of MEV. In exchange for the securities of the Company and for the securities of B-Balloon, (i) the security holders of the Company became the holders of 5,858,000 securities (shares, options and warrants) of MEV, and (ii) the security holders of B-Balloon became the holders of 5,858,000 securities (shares and options) of MEV. The 5,858,000 securities of MEV held by the ex-security holders of the Company, and the 5,858,000 securities of MEV held by the ex-security holders of B-Balloon, each then represented 1/3 of the total securities of MEV, on a fully diluted basis (but without taking into account a private placement in the amount of approximately C$8.3 million which took place simultaneously with the closing and for which additional 2,081,251 shares of MEV were issued and 1,290,376 warrants were granted, and without taking into account 1,770,128 unallocated employee stock options under the MEV employee stock option plan).

Simultaneously with the closing of this transaction, MEV changed its name to Neovasc Inc., and it is now traded in the TSX Venture Exchange under the symbol NVC.

B.	Addendum to Management Services Agreement with CEO

On February 20, 2008, the Company signed an Addendum to a Management Services Agreement by and between Avi Management and Consulting Ltd. ("AMC"), and the Company (the "Addendum"). This Addendum makes reference to, and supplements the Management Services Agreement dated July 24, 2007. According to the Addendum Avi Molcho shall continue to render his services (through AMC) as CEO and as a director of the Company. Should the Merger Transaction be consummated, the compensation granted to Avi Molcho shall be adjusted so that the total number of options granted to him shall equal 4% of the share capital of the Company on a fully diluted, as converted basis (137,551 options)

C.

In 2008, the Company granted additional 1,631,367 options to its co-founders, consultants and employees. 1,015,393 options are fully vested at the day of the grant and the remaining will be vested over a period of 2 years.

The fair value of the options was based on management estimates regarding the fair value of the target stock (US$ 0.4873 per option), on the date of the grant, since the exercise price is close to nil.

B-BALLOON LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

B-BALLOON LTD.
(A Development Stage Company)

Financial Statements
as of December 31, 2007

Fahn Kanne & Co.
Head Office
Levinstein Tower
Independent Auditors' Report	23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
To the Shareholders of	P.O.B. 36172, 61361

B-BALLOON LTD.	T +972 3 7106666
(A Development Stage Company)	F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying balance sheets of B-Balloon Ltd. (a development stage company) (hereinafter: the "Company") as of December 31, 2007, 2006 and 2005, and the related statements of income, statements of changes in shareholders’ equity (deficit) and statements of cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from April 1, 2004 (date of commencement of operations) through December 31, 2007. These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, 2006 and 2005, and the results of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2007 and for the cumulative period from April 1, 2004 (date of commencement of operations) through December 31, 2007, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 of the financial statements, the Company is in the development stage as defined in Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by Development Stage Enterprises", has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors..

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 30, 2008 (except for the Statement of Changes in Shareholders'
     Equity, and Note 10, for which the date is July 1, 2008)

B-BALLOON LTD.
(A Development Stage Company)

BALANCE SHEETS

		US dollars
		December 31,
	2007	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	24,350	91,302	22,727
Short-term bank deposits	18,239	24,423	-
Other current assets	119,938	21,172	8,741
	162,527	136,897	31,468

Property and Equipment, net (Note 3)	52,806	29,212	12,246

Funds in Respect of Employee Rights Upon Retirement	19,834	6,876	9,074

Total assets	235,167	172,985	52,788

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Convertible loans from related parties (Note 4)	-	769,000	-
Accounts payable	20,105	18,895	8,492
Other current liabilities	97,208	50,110	24,965
	117,313	838,005	33,457

Liability for Employee Rights Upon Retirement	32,672	19,184	10,768

Commitments (Note 5)

Shareholders’ Equity (Deficit) (Note 6)
Ordinary shares of NIS 0.01 par value ("Ordinary Shares"):
9,562,692 shares authorized as of December 31, 2007, 2006 and
2005; Issued and outstanding 498,581 shares as of December 31,
2007, 2006 and 2005, respectively	1,154	1,154	1,154
Series A Preferred Shares of NIS 0.01 par value ("Preferred A Shares"):
437,308 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 437,308 shares as of December 31, 2007,
2006 and 2005; liquidation preference of 366,340	975	975	975
Series B Preferred Shares of NIS 0.01 par value ("Preferred B Shares"):
379,332 shares authorized as of December 31, 2007; Issued and outstanding 379,332 shares as of December 31, 2007; liquidation
preference of 2,237,049	784	-	-
Additional paid in capital	2,782,377	627,560	560,725
Deficit accumulated during the development stage	(2,700,108)	(1,313,893)	(554,291)
	85,182	(684,204)	8,563

Total liabilities and shareholders’ equity (deficit)	235,167	172,985	52,788

Director	CEO

Date: April 30, 2008 (except for the Statement of Changes in Shareholders'
     Equity, and Note 10, for which the date is July 1, 2008)

The accompanying notes are an integral part of the financial statements.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF INCOME

	US dollars
					Cumulative
					period from
					April 1, 2004(*)
	Year ended December 31,				until December 31
	2007		2006	2005	2007

Research and development expenses (Note 7)	815,429		547,399	275,458	1,842,925
Marketing, administrative and general expenses
(Note 8)	272,533		180,923	66,551	520,007
Operating loss	1,087,962		728,322	342,009	2,362,932

Financial expenses, net	298,253	(**)	31,280	5,039	337,176	(**)
Loss for the period	1,386,215		759,602	347,048	2,700,108

(*)	See Note 1B.

(**)	Including beneficial conversion feature on convertible loans in an amount of US$ 270,328.

The accompanying notes are an integral part of the financial statements.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

				US Dollars (Except for share data)
	Preferred A shares		Preferred B shares		Ordinary shares
							Additional		Total
	Number		Number		Number		paid in	Accumulated	shareholders
	of shares	Amount	of shares	Amount	of shares	Amount	capital	deficit	equity
Changes during the period from
April 1, 2004(*) until December 31, 2004:
Ordinary shares issued for cash at
$0.66 per share	-	-	-	-	498,581	1,154	325,339	-	326,493
Loss	-	-	-	-	-	-	-	(207,243)	(207,243)
Balance as of December 31, 2004	-	-	-	-	498,581	1,154	325,339	(207,243)	119,250

Changes during 2005:
Preferred A shares issued for cash at
$0.55 per share	437,308	975	-	-	-	-	235,386	-	236,361
Loss								(347,048)	(347,048)
Balance as of January 1, 2006	437,308	975	-	-	498,581	1,154	560,725	(554,291)	8,563

Changes during 2006:
Issuance of shares	-	-	-	-	-	-	66,835	-	66,835
Loss	-	-	-	-	-	-	-	(759,602)	(759,602)
Balance as of December 31, 2006	437,308	975	-	-	498,581	1,154	627,560	(1,313,893)	(684,204)

Changes during 2007:
Preferred B shares issued for cash at
$5.68 per share	-	-	379,332	784	-	-	2,154,817	-	2,155,601
Loss	-	-	-	-	-	-	-	(1,386,215)	(1,386,215)
Balance as of December 31, 2007	437,308	975	379,332	784	498,581	1,154	2,782,377	(2,700,108)	85,182

(*) See Note 1B.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

		US dollars
				Cumulative
				period from
				April 1, 2004(*)
	Year ended December 31,			until December 31
	2007	2006	2005	2007
Cash flows from operating activities:
Loss for the period	(1,386,215)	(759,602)	(347,048)	(2,700,108)
Depreciation	11,800	7,828	5,339	27,380
Increase other current assets	(98,766)	(12,431)	963	(119,938)
Increase in accounts payable and other current
liabilities	48,308	35,548	4,181	117,313
Convertible loans	302,361	19,000	-	321,361
Increase in liability for employee rights upon
retirement	13,488	8,416	10,768	32,672
Net cash used in operating activities	(1,109,024)	(701,241)	(325,797)	2,321,320

Cash flows from investing activities:
Increase in funds in respect of employee rights
upon retirement, net of withdrawals	(12,958)	2,198	(9,074)	(19,834)
Capital expenditures	(35,394)	(24,794)	(4,833)	(80,186)
Short-term bank deposits, net	6,184	(24,423)	-	(18,239)
Net cash used in investment activities	(42,168)	(47,019)	(13,907)	(118,259)

Cash flows from financing activities
Convertible loans	250,000	750,000	-	1,000,000
Issuance of capital shares, net	834,240	66,835	236,361	1,463,929
Net cash provided by financing activities	1,084,240	816,835	236,361	2,463,929

Increase (decrease) in cash and cash equivalents	(66,952)	68,575	(103,343)	24,350
Balance of cash and cash equivalents at beginning
of the period	91,302	22,727	126,070	-
Balance of cash and cash equivalents at end
of the period	24,350	91,302	22,727	24,350

(*) See Note 1B.

Supplementary information on financing activities not involving cash flows:
On November 1, 2007, the interested parties converted an amount of US$ 1,321,361 into preferred shares.

The accompanying capital notes are an integral part of the consolidated financial statements.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1	-	GENERAL

A.	Operations

B-Balloon Ltd. (the "Company") was incorporated and commenced operations in April 2004. The Company develops cardiologic devices. Until March 2006, the Company's operations were carried out through within the framework of "Incentive" which is a "Technical Incubator".

The Company devotes most of its efforts to business planning, research and development, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

B.

The development and commercialization of the Company's product will require substantial expenditures. The Company has not yet generated revenues from its operations to fund its activities, and is therefore dependent upon external sources to finance its operations. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. Since inception, the Company has suffered recurring losses in an amount of US$ 2,700,108 and has a negative operating cash flow of US$ 2,321,320. These factors raise substantial doubt about the Company's ability to continue as a going concern.

C.	The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological change, competition and the development of other new products. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results.

In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and with increased marketing efforts.

The Company has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors.

E.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

A.	Functional currency and foreign currency translation

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non- dollar transactions and balances are re-measured into dollars. Transaction gains and losses are reflected in net financing expenses.

B.	Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

C.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

	2.	Rates of depreciation:

%
Computers	33
Laboratory equipment	15
Furniture and office equipment	6-15

D.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with FAS No. 144

Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

E.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.

Convertible loans are accounted for in accordance with the provisions of EITF Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features" ("EITF 98-5") and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27").

G.	Research and development costs

Research and development costs (other than computer software-related expenses) are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred. (See also H below).

H.	Royalty-bearing grants

Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2007 amounted to US$ 303,452. Cumulative since inception US$303,452.

As of December 31, 2007, the Company did not accrue any royalties since no revenues were recognized.

I.	Recently issued accounting pronouncements

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on the Company's financial position or results of operation.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS No. 159 if any on its financial position and results of operations.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Recently issued accounting pronouncements (cont.)

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

J.	Reclassifications

Certain comparative figures have been reclassified to confirm to the current years presentation.

NOTE 3	-	PROPERTY AND EQUIPMENT, NET

Composition:

		US dollars
		December 31,
	2007	2006	2005
Computers	31,781	21,937	11,463
Laboratory equipment	27,813	11,739	5,772
Furniture and office equipment	20,592	11,116	2,763
	80,186	44,792	19,998

Less – accumulated depreciation and amortization	(27,380)	(15,580)	(7,752)
	52,806	29,212	12,246

In the years ended December 31, 2007, 2006 and 2005, depreciation expense was US$ 11,800, US$ 7,828 and US$ 5,339, respectively, and additional equipment was purchased in an amount of US$ 35,394, US$ 24,794 and US$ 4,833, respectively.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 4	-	CONVERTIBLE LOANS FROM RELATED PARTIES

In May 2006, the Company entered into agreements (the "Agreements"), to receive $ 750,000 in convertible loans ($ 500,000 from a number of its shareholders), due and payable November 1, 2007 (the "Maturity Date").

The loans bear annual interest at a rate of 5%, and are automatically convertible in the event of a future equity financing transaction of no less than $2,000,000, between the Company and additional investors, into the most senior class of the Company's shares to be issued to investors in such financing. Conversion will be based on a price per share equal to 80% of the price per share paid by the additional investors. In the event of a future equity financing transaction of less than $ 2,000,000, the loans are convertible as above, at the sole discretion of the lenders.

Commencing on the Maturity Date, each lender shall be entitled, at its own discretion , to convert outstanding loan obligations, or any portion thereof, into either Preferred A Shares, at a conversion price for each Preferred A Share equal to $ 4.503, or, in the event that the Company has consummated a financing transaction – into shares of the last financing, at a conversion rate based on a price per share equal to 80% of the price per share paid by the investors in that financing transaction.

On or prior to the Maturity Date, in the event of transactions resulting in the shareholders of the Company immediately prior thereto holding less than 50% of the voting power in the surviving or resulting entity, each lender shall be entitled, at its own discretion, to demand repayment of the loan obligations due or conversion of such loan obligations into the Company's existing Preferred A Shares or, in the event that the Company has consummated a financing transaction – into shares of that class of the Company's equity securities issued to investors in the last round of financing at a conversion price representing a 20% discount, as stipulated by the Agreements.

In September and October 2007, the convertible loans, totaling an amount of US$ 1,321,361 (including interest), were converted into 379,332 Preferred B shares, NIS 0.01 par value per share.

NOTE 5	-	COMMITMENTS

The Company is committed to pay royalties to the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor on the proceeds from sales of systems resulting from research and development project in which the Office of the Chief Scientist ("OCS") participates by way of grant, at royalty rates of 3% of the cumulative amount of participation received by the Company up to 100% of the amounts of the grants received plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditure. There were no future performance obligations related to the grants received from the OCS. As of December 31, 2007, the contingent obligation with respect to grants received from the OCS subject to repayment under these royalty agreements on future sales is US$ 303,452, not including interest.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 6	-	SHARE CAPITAL

A.	Share capital

Composed as follows:

	Amount in NIS		Number of shares
		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding
Ordinary shares of
NIS 0.01 par value	95,630	4,986	9,562,692	498,581
Preferred A shares of
NIS 0.01 par value	4,370	4,370	437,308	437,308
Preferred B shares of
NIS 0.01 par value	3,793	3,793	379,332	379,332

B.	The main terms of the Company's Preferred A Shares, Preferred B Shares and Preferred B-2 Shares are as follows:

	1.	Liquidation preference

In the event of any liquidation, deemed liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred A Shares, Preferred B Shares and Preferred B-2 Shares (jointly, "Preferred Shares") shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of ordinary shares, an amount equal to the original issue price of such Preferred A share, plus 8% annual interest and an amount equal to the declared but unpaid dividends, except that the holders of the Company's Preferred B Shares and Preferred B-2 Shares (jointly, the "B Shares") shall be entitled to receive such amounts prior to the holders of Preferred A Shares.

A merger, consolidation, sale of substantially all the assets of the Company or transaction resulting in all or substantially all of the Company's assets being traded for securities of any entity or the sale of all or materially all of the Company's shares, other than an initial public offering, shall be deemed to be a liquidation.

	2.	Voting rights

Holders of the Preferred Shares shall be entitled to the number of votes equal to the number of whole ordinary shares into which the Preferred Shares, are then convertible.

	3.	Right to convert

Each Preferred Share, at the option of the holder, is convertible into the Company's Ordinary Shares. According to the initial conversion price, a preferred stock is convertible on the basis of one preferred stock for one ordinary share.

In case of issuance by the Company of any new securities (subject to certain exceptions) at a price per share (the "new price") less than the price per share, then anti-dilution adjustments shall be made.

	4.	Dividends

Prior to and in preference to the distribution of any dividends to the holders of any class or series of shares of the Company (including ordinary shares), each of the holders of the Preferred Shares shall be entitled to receive for each Preferred Share held thereby, non- cumulative dividends, as and when dividends are declared by the Board of Directors, at the rate of 8% (eight percent) of the original issue price, until full payment, except that the holders of the B Shares shall be entitled to receive such amounts prior to the holders of Preferred A Shares.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 7	-	RESEARCH & DEVELOPMENT EXPENSES

	US dollars
				Cumulative
				period from
				April 1, 2004(*)
	Year ended December 31,			until December 31
	2007	2006	2005	2007

Payroll and related expenses	396,218	236,247	165,385	924,919
Consulting	222,482	11,580	16,496	270,904
Patent registrations	68,789	123,416	14,906	221,914
Materials and sub-contractors	207,386	107,951	65,368	387,880
Depreciation	3,439	-	-	3,439
Other	220,567	68,205	13,303	337,320
	1,118,881	547,399	275,458	2,146,376

Participation in expenses (**)	(303,452)	-	-	(303,452)

	815,429	547,399	275,458	1,842,924

(*)	See Note 1B.
(**)	See Note 5.

NOTE 8	-	MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES

	US dollars
				Cumulative
				period from
				April 1, 2004(*)
	Year ended December 31,			until December 31
	2007	2006	2005	2007

Professional fees	134,795	78,481	16,686	229,962
Maintenance and office supplies	28,394	28,459	21,610	78,463
Payroll and related expenses	70,605	-	-	70,605
Travel abroad	5,102	14,876	16,710	36,688
Advertising	2,222	9,359	6,934	18,515
Depreciation	7,941	-	-	7,941
Other	23,474	49,748	4,612	77,833

	272,533	180,923	66,551	520,007

(*)	See Note 1B.

NOTE 9	-	TAXES ON INCOME

A.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Consumer Price Index (hereafter – CPI). The Company is taxed under this law.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 9	-	TAXES ON INCOME (cont.)

B.	Deferred taxes

Since the Company is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect of these losses.

C.	Carry forward losses

As of December 31, 2007, the Company has carry forward tax losses in the amount of US$ 2.7 million.

NOTE 10	-	SUBSEQUENT EVENTS

A.	Option Plan of B-Balloon Ltd. (the "Company")

On January 18, 2008, the Company’s Board of Directors (the "Board") approved an employee stock option plan for the grant, without consideration, of up to 250,282 options ("Options"), exercisable into 250,282 ordinary shares of NIS 0.01 par value of the Company to employees, consultants, service providers, officers and directors of the Company and of affiliates of the Company. The exercise price for each grantee of Options is determined by the Board and specified in such grantee's option agreement. The vesting period for each grantee is determined by the Board and specified in such grantee's option agreement. 199,513 options are fully vested at the date of grant and the remaining will be vested over a period of 3-4 years based on each grantee's option agreements. Any option not exercised within 10 years after the date of grant thereof expires.

B.

In February 2008, the Company entered into an agreement to receive up to US$ 1 million (the "Consideration") in consideration for Ordinary B Shares, at a price per share of US$ 6.11 (the "Joinder Agreement"). The Consideration is to be paid to the Company pursuant to monthly calls on the investors who are party to the Joinder Agreement, according to a budget prepared by the Company's CEO and approved by the Board of Directors, which may deviate from the CEO's budget. The Joinder Agreement was executed as a joinder to the agreement for the sale and purchase of Preferred B Shares of the Company, (the "SPA") and the parties to the Joinder Agreement are party to all transaction documents of the SPA. This commitment will expire upon the completion of the merger transaction contemplated by the Merger and Plan of Reorganization to which the Company is a party and which was signed on January 30, 2008.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS (cont.)

NOTE 10	-	SUBSEQUENT EVENTS (cont.)

C.	Merger Agreement

On July 1, 2008, Medical Ventures Acquisition 1 Ltd. was merged into the Company pursuant to the Merger Agreement and Plan of Reorganization with Medical Ventures Corp. (a Canadian company: "MEV"), Neovasc Medical Ltd. Ltd. (an Israeli company: "Neovasc Medical Ltd."), Medical Ventures Acquisition 2 Ltd. and Medical Ventures Acquisition 1 Ltd. (both fully-owned special purpose Israeli former subsidiaries of MEV) dated January 30, 2008. As a result, the Company became a wholly owned subsidiary of MEV and the former security holders of the Company became security holders of MEV. On the same date (July 1, 2008), Medical Ventures Acquisition 1 Ltd. was merged into Neovasc Medical Ltd. such that Neovasc Medical Ltd. became a wholly owned subsidiary of MEV and the former security holders of Neovasc Medical Ltd. became security holders of MEV. In exchange for the securities of the Company and for the securities of Neovasc Medical Ltd., (i) the security holders of the Company became the holders of 5,858,000 securities (shares, options and warrants) of MEV, and (ii) the security holders of Neovasc Medical Ltd. became the holders of 5,858,000 securities (shares and options) of MEV. The 5,858,000 securities of MEV held by the ex-security holders of the Company, and the 5,858,000 securities of MEV held by the ex-security holders of Neovasc Medical Ltd., each then represented 1/3 of the total securities of MEV, on a fully diluted basis (but without taking into account a private placement in the amount of approximately C$8.3 million which took place simultaneously with the closing and for which additional 2,081,251 shares of MEV were issued and 1,290,376 warrants were granted, and without taking into account 1,770,128 unallocated employee stock options under the MEV employee stock option plan).

Simultaneously with the closing of this transaction, MEV changed its name to Neovasc Inc., and it is now traded in the TSX Venture Exchange under the symbol NVC.

D.	Exercise of Warrants

Warrants to purchase 289,084 Preferred B-2 Shares of the Company, which were issued in September 2007 to certain shareholders, were exercised on January 15, 2008. The exercise price of each warrant was US$ 0.8648 per Preferred B-2 Share (total exercise price of US$ 249,999.84).

NEOVASC MEDICAL LTD.
(A Development Stage Company)

Financial Statements
For the six months ended
June 30, 2008 and 2007

NEOVASC MEDICAL LTD.
(A Development Stage Company)

Financial Statements
For the six months ended
June 30, 2008 and 2007

NEOVASC MEDICAL LTD.
(A Development Stage Company)

BALANCE SHEETS

		US dollars
	June 30,	December 31,
	2008	2007	2006
A S S E T S
Current Assets
Cash and cash equivalents	622,537	973,615	138,804
Other current assets (Note 3)	361,095	559,631	190,538
Total current assets	983,632	1,533,246	329,342
Property and Equipment, Net (Note 4)	88,695	94,869	160,489
Long-Term Deposits	-	-	5,408
Funds in Respect of Employee Rights Upon Retirement	29,481	25,605	14,475
Total assets	1,101,808	1,653,720	509,714

LIABILITIES, NET OF CAPITAL DEFICIT
Current Liabilities
Accounts payable:
Trade	43,360	61,006	18,492
Other (Note 5)	318,283	178,126	180,019
Total current liabilities	361,643	239,132	198,511
Long-Term Liabilities
Liability for employee rights upon retirement	35,596	29,759	15,347
Other liabilities	-	-	45,923
Total long-term liabilities	35,596	29,759	61,270
Convertible Loans from Shareholders	-	-	1,440,916
Commitments (Note 6)
Shareholders’ Equity (Deficit) (Note 7)
Ordinary shares of NIS 0.01 par value ("Ordinary Shares"):
17,834,870 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 485,565 shares, 429,436 shares and 416,581 shares as
of December 31, 2007, 2006 and 2005, respectively	874	874	874
Series A Preferred Shares of NIS 0.01 par value ("Preferred A Shares"):
300,100 shares authorized as of December 31, 2007, 2006 and 2005; Issued and outstanding 300,100 shares as of December 31, 2007, 2006 and 2005;
liquidation preference of 863,976	634	634	634
Series B Preferred Shares of NIS 0.01 par value ("Preferred B Shares"):
428,600 shares authorized as of December 31, 2007, 2006 and 2005; Issued and outstanding 428,600 shares as of December 31, 2007, 2006 and 2005;
liquidation preference of 241,713	905	905	905
Series C Preferred Shares of NIS 0.01 par value ("Preferred C Shares"):
636,430 shares authorized as of December 31, 2007, 2006 and 2005; Issued and outstanding 623,930 shares as of December 31, 2007, 2006 and 2005;
liquidation preference of 2,841,095	1,386	1,386	1,386
Series D1 Preferred Shares of NIS 0.01 par value ("Preferred D Shares"):
2,800,000 shares authorized as of December 31, 2007;
Issued and outstanding 2,638,591 shares as of December 31, 2007 ;
liquidation preference of 1,899,510	3,202	3,202	-
Series D2 Preferred Shares of NIS 0.01 par value ("Preferred D Shares"):
8,000,000 shares authorized as of December 31, 2007;
Issued and outstanding 2,860,217 shares as of December 31, 2007; liquidation
preference of 2,059,057	3,799	3,799	-
Additional paid in capital	7,900,111	7,332,400	3,134,788
Deferred stock-based compensation		-	-
Deficit accumulated during the development stage	(7,206,342)	(5,958,371)	(4,329,570)
	704,569	1,384,829	(1,190,983)
Total liabilities and shareholders’ equity (deficit)	1,101,808	1,653,720	509,714

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	US dollars
					Cumulative
					period from
					July 4, 2002
					(date of
	Six month period		Year ended		inception) until
	ended June 30,		December 31,		June 30,
	2008	2007	2007	2006	2008

Research and development expenses
(Note 9)	471,387	428,324	935,410	710,160	4,440,092
Marketing expenses	-	-	-	11,623	68,599
General and administrative expenses
(Note 10)	841,668	207,875	532,050	335,504	2,389,258
Operating loss	1,313,055	636,199	1,467,460	1,057,287	6,897,949
Financial expenses (income), net	(65,084)	2,958	161,341	87,215	308,393
Loss for the period	1,247,971	639,157	1,628,801	1,144,502	7,206,342

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

US dollars (except for share data)

	Preferred A Shares		Preferred B Shares		Preferred C Shares		Ordinary Shares
												Deficit
												accumulated
	Number		Number	Number	Number		Number		Additional		Deferred	during the
	of		of		of		of		paid-in		stock-based	development
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital		compensation	stage	Total
Changes during the period from
July 4, 2002 (date of inception)
until December 31, 2004:
Preferred A shares:
3,000 and 297,100 shares issued
in April 2002 and September
2003, respectively, for cash at
$2.06 per share	300,100	634	-	-	-	-	-	-	-		-	-	634
Preferred B shares:
410,058 and 4,286 shares issued
in April 2002 and September
2003, respectively, for cash at
$0.404 per share	-	-	428,600	905	-	-	-	-	-		-	-	903
Ordinary shares:
416,581 shares issued for cash in
September 2003	-	-	-	-	-	-	416,581	874	-		-	-	874
Preferred C shares:
623,930 shares issued for cash at
$3.50 per share and convertible
loans of $400,000 in August
2004	-	-	-	-	623,930	1,386	-	-	-		-	-	1,386
Total Paid-in Capital	-	-	-	-	-	-	-	-	2,664,593	(1)	-	-	2,664,593
Total share capital	300,100	634	428,600	905	623,930	1,386	416,581	874	2,664,593		-	-	2,668,392
Capital reserve from discount on
convertible loans	-	-	-	-	-	-	-	-	100,000		-	-	100,000
Deferred stock-based
compensation related to share
option grants	-	-	-	-	-	-	-	-	387,974		(387,974)	-	-
Amortization of deferred stock-
based compensation	-	-	-	-	-	-	-	-	-		282,566	-	282,566
Loss for the period	-	-	-	-	-	-	-	-	-		-	(2,343,475)	(2,343,475

Balance as of December 31, 2004	300,100	634	428,600	905	623,930	1,386	416,581	874	3,152,567		(105,408)	(2,343,475)	707,483

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (cont)

US dollars (except for share data)

							Preferred
	Preferred A Shares		Preferred B Shares		Preferred C Shares		D-1 and D-2 Shares		Ordinary Shares
														Deficit
														accumulated
	Number		Number		Number		Number		Number		Additional		Deferred	during the
	of		of		of		of		of r		paid-in		stock-based	development
	oshares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital		compensation	stage	Total

Changes during 2005:
Amortization of deferred stock-
based compensation	-	-	-	-	-	-	-	-	-	-	-		66,139	-	66,139
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(841,593)	(841,593)

Balance as of December 31, 2005	300,100	634	428,600	905	623,930	1,386	-	-	416,581	874	3,152,567		(39,269)	(3,185,068)	(67,971)
Changes during 2006:
Ordinary shares issued for cash -
2006	-	-	-	-	-	-	-	-	12,855	-	-		-	-	-
Reclassification of stock based
compensation	-	-	-	-	-	-	-	-	-	-	(39,269)		39,269	-	-
Amortization of deferred stock
based compensation	-	-	-	-	-	-	-	-	-	-	21,490		-	-	21,490
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(1,144,502)	(1,144,502)

Balance as of December 31, 2006	300,100	634	428,600	905	623,930	1,386	-	-	429,436	874	3,134,788		-	(4,329,570)	(1,190,983)
Changes during 2007:
Ordinary shares issued for cash -
2007	-	-	-	-	-	-	-	-	56,129	-	-		-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	476,366		-	-	476,366
2,638,591 preferred D-1 shares and
2,860,217 preferred D-2 shares and
warrants issued for cash at
$0.69925 per share - August 16,
2007(2)	-	-	-	-	-	-	5,498,808	7,001	-	-	3,721,246	(*)	-	-	3,728,247
Loss	-	-	-	-	-	-	-	-	-	-	-		-	(1,628,801)	(1,628,801)

Balance as of December 31, 2007	300,100	634	428,600	905	623,930	1,386	5,498,808	7,001	485,565	874	7,332,400		-	(5,958,371)	1,384,829

The accompanying notes are an integral part of the financial statements.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (cont)

US dollars (except for share data)

							Preferred
	Preferred A Shares		Preferred B Shares		Preferred C Shares		D-1 and D-2 Shares		Ordinary Shares
													Deficit
													accumulated
	Number		Number		Number		Number		Number		Additional	Deferred	during the
	of		of		of		of		of		paid-in	stock-based	development
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	compensation	stage	Total

Changes during 2008:
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	567,711	-	-	567,711
Loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,247,971)	(1,247,971)

Balance as of June 30, 2008	300,100	634	428,600	905	623,930	1,386	5,498,808	7,001	485,565	874	7,900,111	-	(7,206,342)	704,569

(1)	Net of issuance expenses.

(2)	Including shares allotted to interested party with respect to conversation of convertible loan in an amount of US$ 1,845,035.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

TS OF CASH FLOWS

	US dollars
					Cumulative
					period from
					July 4, 2002 (date
	Six month period		Year ended		of inception) until
	ended June 30,		December 31,		June 30,
	2008	2007	2007	2006	2008

Cash flows from operating activities:
Loss for the period	(1,247,971)	(639,157)	(1,628,801)	(1,144,502)	(7,206,342)

Adjustments to reconcile loss for the period to
net cash used in operating activities:
Depreciation	9,277	16582	29,181	29,833	122,640
Increase (decrease) in accrued severance pay	5,837	4,587	14,412	(74,036)	35,596
Stock-based compensation	567,711	197,266	476,366	21,490	1,546,677
Interest on convertible loan	-	41,947	104,118	79,710	195,396
Increase (decrease) in other liability	-	-	(2,056)	3,771	43,867
Financial expenses relating to discount on
convertible loans	-	-	-	-	100,000
Capital loss (income) on fixed asset	-	-	(3,949)	3,578	(371)

Changes in assets and liabilities:
Decrease (increase) in other current accounts	(283,964)	90,928	113,407	(105,315)	(366,503)
Increase (Decrease) in accounts payable –
trade	(17,646)	1,717	42,514	(43,867)	43,360
Increase (decrease) in accounts payable –
other	140,157	(99,723)	(330,893)	36,332	(10,717)
Net cash used in operating activities	(826,599)	(385,853)	(1,185,701)	(1,193,006)	(5,496,397)
Cash flows from investment activities:
Decrease in deposits	-	5,408	5,408	-	5,408
Funds in respect of employee rights upon
retirement	(3,876)	(4,450)	(11,130)	28,406	(29,481)
Purchase of property and equipment	(3,103)	-	(3,766)	(57,069)	(279,020)
Proceeds from insurance company on fixed
asset	-	-	-	23,902	23,902
Net cash used in investment activities	(6,979)	958	(9,488)	(4,761)	(279,191)
Cash flows from financing activities
Issuance of shares	482,500	-	1,730,000	-	4,336,919
Convertible loans from shareholders	-	300,000	300,000	1,252,226	2,061,206
Net cash provided by financing activities	482,500	300,000	2,030,000	1,252,226	6,398,125
Increase (decrease) in cash and cash equivalents	(351,078)	(84,895)	834,811	54,459	622,537
Cash and cash equivalents at beginning of the
period	973,615	138,804	138,804	84,345	-

Cash and cash equivalents at end of the period	622,537	53,909	973,615	138,804	622,537

Supplementary information on financing activities not involving cash flows:

On December 11, 2007, all of the Company’s convertible loans were converted into Preferred D-1 shares for an amount of US$ 1,845,035. At December 31, 2007, the balance of other accounts payable included US$ 329,292, with respect to issuance costs. The balance of other current assets included US$ 482,500 with respect to shares issued to all investors (the amount was paid after balance sheet date).

In July 2007, the company transferred a car that was included in fixed assets to an employee who left the company, against the "other long term liability" presented in the balance sheet in an amount of US$ 43,867.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

A.

Neovasc Medical Ltd. (the "Company"), was incorporated and commenced its operations in 2002. The Company develops and commercializes cardiological instruments. Since its inception, the Company had devoted substantially all of its efforts to business planning, research and development and raising capital, and has not yet generated significant revenues. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

B.

The development and commercialization of the Company's product will require substantial expenditures. The Company has not yet generated revenues from its operations to fund its activities, and is therefore dependent upon external sources for financing its operations. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. Since inception, the Company has suffered recurring losses in an amount of US$ 7,206,342 and has a negative operating cash flow of US$ 5,496,397. These factors raise substantial doubt about the Company's ability to continue as a going concern.

C.	The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applicable to interim statements.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological change, competition and the development of other new products. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results.

In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and with increased marketing efforts.

As mentioned above, the Company has not yet generated significant revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors.

E.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Functional currency and foreign currency translation

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars. Transaction gains and losses are reflected in net financing expenses.

B.	Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

C.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

	2.	Rates of depreciation:

%
Computers	33
Laboratory equipment	15
Furniture and office equipment	6-15
Vehicle	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated life of the improvements.

D.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with FAS No. 144

Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

E.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.

Convertible loans are accounted for in accordance with the provisions of EITF Issue No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features" ("EITF 98-5") and EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). Under these pronouncements and the term of the loans at the commitment dates, the Company believes that it was not required to record a beneficial conversion feature.

G.	Research and development costs

Research and development costs are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

H.	Royalty-bearing grants

Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2008, 2007 and 2006 amounted to US$ 279,464, US$ 111,978 and US$ 113,640, respectively (cumulative since inception US$ 991,469).

As of June 30, 2008, the Company did not accrue any royalties since no revenues were recognized.

I.	Recently issued accounting pronouncements

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all nonfinancial assets and nonfinancial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on the Company's financial position or results of operation.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS No. 159, if any, on its financial position and results of operations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Recently issued accounting pronouncements (cont.)

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

J.	Reclassifications

Certain comparative figures have been reclassified to confirm to the current years presentation.

NOTE 3 -	OTHER CURRENT ASSETS

		US dollars
	June 30,	December 31,
	2008	2007	2006

Prepaid expenses	9,069	9,793	4,514
Government of Israel – including participation in
research and development expenses	347,355	64,700	186,024
Interested party in respect of shares	-	482,500	-
Others	4,671	2,638	-

	361,095	559,631	190,538

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 -	PROPERTY AND EQUIPMENT, NET

Composition:

		US dollars
	June 30,	December 31,
	2008	2007	2006

Computers	57,858	54,755	51,898
Laboratory equipment	43,651	43,651	43,155
Furniture and office equipment	23,522	23,522	23,822
Leasehold improvement	62,959	62,959	62,958
Vehicles	-	-	46,098
	187,990	184,887	227,931

Less – accumulated depreciation	(99,295)	(90,018)	(67,442)
	88,695	94,869	160,486

In the period ended June 30, 2008 and in the years ended December 31, 2007 and 2006 depreciation was US$ 9,277, US$ 29,181 and US$ 29,833, respectively, and additional equipment was purchased in an amount of US$ 3,103, US$ 3,766 and US$ 57,069, respectively.

NOTE 5 -	ACCOUNTS PAYABLE – OTHER

		US dollars
	June 30,	December 31,
	2008	2007	2006

Employees and related institutions	29,724	12,256	35,085
Related party	-	37,500	18,791
Accrued expenses	288,559	128,370	126,143
	318,283	178,126	180,019

NOTE 6 -	COMMITMENTS

A.	Royalties to Chief Scientist

The Company is committed to pay royalties to the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor on the proceeds from sales of systems resulting from research and development project in which the Office of the Chief Scientist ("OCS") participates by way of grant, at royalty rates of 3% of the cumulative amount of participation received by the Company up to 100% of the amounts of grants received plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditure. There were no future performance obligations related to the grants received from the OCS. As of June 30, 2008, the contingent obligation with respect to grants received from the OCS, subject to repayment under these royalty agreements on future sales is US$ 991,469, not including interest.

B.	Addendum to Management Services Agreement with CEO

On February 20, 2008, the Company signed an Addendum to a Management Services Agreement by and between Avi Management and Consulting Ltd. ("AMC"), and the Company (the "Addendum"). This Addendum makes reference to, and supplements the Management Services Agreement dated July 24, 2007. According to the Addendum Avi Molcho shall continue to render his services (through AMC) as CEO and as a director of the Company. Should the Merger Transaction be consummated, the compensation granted to Avi Molcho shall be adjusted so that the total number of options granted to him shall equal 4% of the share capital of the Company on a fully diluted, as converted basis (137,551 options)

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	SHARE CAPITAL

A.	Rights attached to shares:

The Preferred A Shares, the Preferred B Shares, the Preferred C Shares, the Preferred D-1 Shares and the Preferred D-2 Shares (collectively, "Preferred Shares") confer upon the holders thereof all of the rights and privileges attached to the Ordinary Shares. In addition, each Preferred Share entitles its holder to the rights, preferences and privileges as set forth in the Company's Articles and certain agreements:

1.	Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company, or in the event of any Deemed Liquidation Event, as defined in the Company's Articles (the "Articles"), or in the event of any foreclosure by creditors of the Company on substantially all assets of or equity interest in the Company, provided that such foreclosure shall remain undismissed or unstayed and in effect for a period of sixty (60) consecutive days (each, a “Realization Event”), the Available Assets as defined in the Articles shall be distributed to the Shareholders in the following order and preference:

a.

Each of the Preferred D (i.e. D-1 and D-2) Shareholders shall be entitled to receive for each Series D Preferred Share held by such holder, prior and in preference to any distribution or payment to the holders of any other classes or series of shares in the Company, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of eight percent (8%) per annum, compounded annually from the Original Issue Date of such Series D Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series D Preferred Share (collectively, the "Series D Liquidation Preference"). Such distribution among the Preferred D Shareholders shall be made in proportion to the number of Series D Preferred Shares held by each. If the assets and funds thus distributed among the Preferred D Shareholders shall be insufficient to permit the payment in full of the Series D Liquidation Preference to the Preferred D Shareholders, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the Preferred D Shareholders in proportion to the Series D Liquidation Preference each such holder is otherwise entitled to receive.

b.

From any Available Assets after payment in full of the Series D Liquidation Preference to the Preferred D Shareholders, each of the Preferred C Shareholders shall be entitled to receive, on a pro-rata basis, for each Series C Preferred Share held by such holder, prior and in preference to any distribution or payment to the Preferred B Shareholders, Preferred A Shareholders and the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series C Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series C Preferred Share (collectively, the "Series C Liquidation Preference"). If the assets and funds thus distributed among the Preferred C Shareholders shall be insufficient to permit the payment in full of the Series C Liquidation Preference to the Preferred C Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference, shall be distributed pro rata among the Preferred C Shareholders in proportion to the Series C Liquidation Preference each such holder is otherwise entitled to receive.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

1.	Liquidation preference (cont.)

c.

From any Available Assets after payment in full of the Series D Liquidation Preference and the Series C Liquidation Preference to the Series D Preferred Shareholders and the Series C Preferred Shareholders, respectively, each of the Preferred B Shareholders shall be entitled to receive, on a pro-rata basis, for each Series B Preferred Share held by such holder, prior and in preference to any distribution or payment to the Preferred A Shareholders and the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series B Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series B Preferred Share (collectively, the "Series B Liquidation Preference"). If the assets and funds thus distributed among the Preferred B Shareholders shall be insufficient to permit the payment in full of the Series B Liquidation Preference to the Preferred B Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference and the Series C Liquidation Preference, shall be distributed pro rata among the Preferred B Shareholders in proportion to the Series B Liquidation Preference each such holder is otherwise entitled to receive.

d.

From any Available Assets after payment in full of the Series D Liquidation Preference, the Series C Liquidation Preference and the Series B Liquidation Preference to the Series D Preferred Shareholders, the Series C Preferred Shareholders and the Series B Preferred Shareholders, respectively, each of the Preferred A Shareholders shall be entitled to receive, on a pro-rata basis, for each Series A Preferred Share held by such holder, prior and in preference to any payment or distribution to the Ordinary Shareholders, its respective Original Issue Price (as defined in the Articles, and as adjusted for any Recapitalization Event with respect to such share), plus interest at the rate of 8% (eight percent) per annum, compounded annually from the Original Issue Date of such Series A Preferred Share to the date of the Realization Event plus any amount equal to declared but unpaid dividends per each Series A Preferred Share (collectively, the "Series A Liquidation Preference"). If the assets and funds thus distributed among the Preferred A Shareholders shall be insufficient to permit the payment in full of the Series A Liquidation Preference to the Preferred A Shareholders, then the entire assets and funds of the Company legally available for distribution, if any, after giving effect to the Series D Liquidation Preference, the Series C Liquidation Preference and the Series B Liquidation Preference, shall be distributed pro rata among the Preferred A Shareholders in proportion to the Series A Liquidation Preference each such holder is otherwise entitled to receive.

e.

After payment in full of the Series D Liquidation Preference, the Series C Liquidation Preference, the Series B Liquidation Preference and the Series A Liquidation Preference, all remaining Available Assets, if any, shall be distributed among all of the Shareholders (Preferred Shareholders and Ordinary Shareholders) pro-rata to their respective holdings in the Company’s issued share capital on an as-converted basis.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	2.	Conversion

(i)

Each Preferred Share shall be converted in the events set forth in the Company’s Articles into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing the applicable Original Issue Price for such Preferred Share by the Conversion Price (as defined below) in effect for such Preferred Share at such time (the "Conversion Rate").

(ii)

The "Conversion Price" per Preferred Share was initially the Original Issue Price for such Preferred Share, and thereafter was and shall be adjusted in accordance with any subsequent Recapitalization Event and the anti-dilution (weighted average) adjustment, as provided in the Company’s Articles.

(iii)

The Conversion Prices and Conversion Rates of the Preferred Shares as of December 31, 2007 are as follows: Conversion Price of the Series A Preferred Shares: US$1.03; Conversion Rate of the Series A Preferred Shares: 2.0; Conversion Price of the Series B Preferred Shares: US$0.404; Conversion Rate of the Series B Preferred Shares: 1. Conversion Price of the Series C Preferred Shares: US$1.38; Conversion Rate of the Series C Preferred Shares: 2.54. Conversion Price of the Series D-1 and Series D-2 Preferred Shares: US$0.69925; Conversion Rate of the Series D-1 and Series D-2 Preferred Shares: 1.

	3.	Voting rights

Each Ordinary Share entitles the holder thereof to one vote for each such share. Each of the Preferred Shares entitles the holder thereof to one vote for each Ordinary Share into which such Preferred Share could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Ordinary Shares, and shall be entitled, notwithstanding any provision hereof, to notice of and to participate in, any General Meeting in accordance with the Company’s Articles, and shall be entitled to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. Notwithstanding the foregoing, in any class meeting or resolution, each Preferred Shareholder shall have one vote for each Preferred Share held by such Preferred Shareholder.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	SHARE CAPITAL (cont.)

A.	Rights attached to shares (cont.):

	4.	Dividend

In the event that dividends are declared and distributed, then such dividends shall be paid to the Shareholders of issued, outstanding and fully paid-up shares as follows: (i) the Preferred D Shareholders shall receive, with respect to any Preferred D Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend D Preference Amount"); (ii) after payment in full of the Dividend D Preference Amount, each of the Preferred C Shareholders shall receive on a pro-rata basis, with respect to any Preferred C Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend C Preference Amount"); (iii) after payment in full of the Dividend C Preference Amount, each of the Preferred B Shareholders shall receive on a pro-rata basis, with respect to any Preferred B Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend B Preference Amount"); (iii) after payment in full of the Dividend B Preference Amount and the Dividend B Preference Amount, each of the Preferred A Shareholders shall receive on a pro-rata basis, with respect to any Preferred A Share held by such holders, prior to and in preference to payments of dividends to any of the holders of any other classes of shares in the Company, an amount equal to the Original Issue Price thereof (as adjusted upon any Recapitalization Event) (the "Dividend A Preference Amount"); (iv) after the payment in full of the Dividend D Preference Amount, the Dividend C Preference Amount, the Dividend B Preference Amount and the Dividend A Preference Amount, the remaining amount declared to be paid as dividend shall be paid to all Shareholders (including the Preferred Shareholders) proportionately, pari passu, as per the ratio of the number of their issued, outstanding and fully paid-up shares on an as converted basis to the total number of issued, outstanding and fully paid-up shares in the Company on an as converted basis, as of the time of the payment of the dividend.

	5.	Other Rights

The Preferred Shares confer certain pre-emptive rights and rights of first refusal (each of such rights being contingent on a certain minimum shareholding percentage), as well as certain class veto rights (in the case of the Preferred D-2 Shares only). The holders of the Preferred Shares have the right to appoint four of the Company’s six directors, with the other two directors being the Company’s CEO and an appointee of the Ordinary Shareholders. The holders of Preferred Shares also enjoy certain information rights, as well as certain registration rights.

B.

According to the Investment Agreement dated April 2002 and as of December 31, 2006, a total of approximately NIS 1.2 million was transferred to the Company against the issuance of 375 Preferred A Shares and one Gold Share of NIS 0.01 par value (such share was automatically converted into one Preferred A Share upon the issuance of the Preferred B Shares to the investors) and 4,286 Preferred B Shares. All the abovementioned Preferred A Shares and Preferred B Shares were issued.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	SHARE CAPITAL (cont.)

C.

According to the Investment Agreement dated April 2002, the Company issued to Incentive Incubator LP 2,625 Preferred A Shares, out of which 2,125 were issued in respect of the investment of funds originally received by Incentive Incubator from the OCS and the balance, in the amount of 500 Series A Preferred Shares, was subscribed by Incentive Incubator in respect of the "Operation Shares" (as defined in Directive 8.3 of the General Manager of the OCS) all according to the terms and conditions set in the Investment Agreement and Incubator Agreement dated April 2002. As of December 31, 2005 Incentive Incubator LP transferred to the Company approximately US$ 639 thousand and all the 2,625 Series A Preferred Shares were issued.

D.

In September 2003, the Company issue 416,581 Ordinary Shares, 297,100 Preferred A Shares and 424,314 Preferred B Shares at their par value, to all the Company's then existing shareholders, pro-rata to such shareholders holdings in the Company.

E.

In April 2004 and August 2004, the Company entered into a Series C Preferred Shares Purchase Agreement and Series C Preferred Shares Additional Closing Agreement, respectively, pursuant to which the Company issued a total of 623,930 Preferred C Shares for a total consideration of approximately US$ 2 million. The abovementioned investment amount includes approximately US$ 400 thousand in convertible loans which were converted into Preferred C Shares all as set forth in the Series C Preferred Shares Purchase Agreement.

F.

On August 16, 2007 the Company entered into a Series D-2 Preferred Shares Purchase Agreement pursuant to which the Company issued a total of 2,860,217 Preferred D-2 Shares for a total consideration of US$ 2 million. The Company also issued warrants to purchase Preferred D-2 Shares, at the price-per-share of the D-2 investment round, i.e. $0.69925. In addition in the framework of this transaction the Company also issued a total of 2,638,591 Preferred D-1 shares for a total consideration of US$ 1,845,035 in convertible loans which were converted into Preferred D-1 Shares all as set forth in the Series D-2 Preferred Shares Purchase Agreement.

G.	Stock-based compensation

In November 2003, the Board of Directors approved the Company's 2003 Israeli Share Option Plan according to which the Company had granted, as of December 31, 2007, 778,275 options to purchase Ordinary Shares of the Company, to its employees, consultants and directors. Of these options, 71,365 were exercised and waived for shares as of December 31, 2007, and 165,664 were expired as of December 31, 2007, such that only 541,246 of such options remained outstanding as of December 31, 2007. The options granted are exercisable over a period of 10 years, unless the Board decided otherwise. Each option is exercisable into one Ordinary Share, unless the Board decided otherwise.

1.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ("FAS 123R"), "Share-base Payment". FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or may be settled by issuance of such equity instruments. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company's previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	SHARE CAPITAL (cont.)

G.	Stock-based compensation (cont.)

2.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

3.

The Company has expensed compensation costs applying the straight-line vesting method. Compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123, net of estimated forfeitures. Results for prior periods have not been restated as explained above. The Company intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures.

		A.	During 2007, the Company granted 333,689 options to its employees, directors and consultants.

The non-cash compensation relating to options granted to employees and directors were US$ 476,366 during 2007 (of which approximately US$ 316,394 was charged to research and development expenses and approximately US$ 159,972 was charged to general and administrative expenses).

The non-cash compensation relating to options granted to consultants was approximately US$ 384 thousand in 2007 and was charged to research and development expenses. As of December 31, 2007, the total unrecognized compensation cost on non-employee stock options related to unvested stock-based compensation amounted to approximately US$ 92 thousand. This cost is expected to be recognized over a weighted-average period of approximately one year.

The fair value of the options (in respect of grants) – computed on the basis of the Black- Scholes option-pricing model – is approximately US$ 1.39 per option at the grant date.

B.

In January 2008, the Company granted additional 812,718 options to its consultants and employees. 334,295 options are fully vested at the day of the grant and the remaining will be vested over a period of 2 years.

On May 5, 2008 the Company granted additional 681,098 options to its co-founders. The options are fully vested at the day of the grant day.

The non-cash compensation relating to options granted to employees, directors and consultants were US$ 567,711 during the six month period ended June 30, 2008 (of which US$ 232,754 was charged to research and development expenses and US$ 334,957 was charged to general and administrative expenses).

The remaining amount of approximately US$ 204,000 will be charged to the income statements in future periods based on the vesting scheme.

The fair value of the options was based on management estimates regarding the fair value of the target stock (US$ 0.4873 per option), on the date of the grant, since the exercise price is close to nil.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 -	RESEARCH AND DEVELOPMENT EXPENSES

			US dollars
					Cumulative
					period from
			Year ended		July 4, 2002
			December 31,		(date of
	Six month period				inception) until
	ended June 30,				June 30,
	2008	2007	2007	2006	2008

Salaries and related expenses	369,419	137,417	519,909	297,372	2,230,120
Patent registrations	46,795	66,617	118,754	77,074	485,818
Subcontractors	241,932	217,119	312,564	286,194	1,763,106
Depreciation and other	92,705	16,386	96,161	163,160	952,517
	750,851	437539	1,047,388	823,800	5,431,561

Less: Grants from the OCS
(Note 6A)	(279,464)	(9,215)	(111,978)	(113,640)	(991,469)

	471,387	428,324	935,410	710,160	4,440,092

NOTE 10 -	GENERAL AND ADMINISTRATIVE EXPENSES

			US dollars
					Cumulative
					period from
					July 4, 2002
					(date of
	Six month period		Year ended		inception) until
	ended June 30,		December 31,		June 30,
	2008	2007	2007	2006	2008

Salaries and related expenses	355,106	45,128	216,822	119,800	891,948
Consultants	404,478	44,570	162,053	49,951	895,128
Management fees	-	-	-	-	23,480
Office maintenance	59,800	84,319	85,479	-	172,817
Depreciation and other	22,284	33,858	67,696	165,753	405,885

	841,668	207,875	532,050	335,504	2,389,258

NOTE 11 -	TAXES ON INCOME

A.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Consumer Price Index (hereafter – CPI). The Company is taxed under this law.

B.	Deferred taxes

Since the Company is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2007 in respect of these losses.

C.	Carry forward losses

As of June 30, 2008, the Company has carry forward tax losses in the amount of US$ 6 million.

NEOVASC MEDICAL LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 -	SUBSEQUENT EVENTS

On July 1, 2008, Medical Ventures Acquisition 2 Ltd. was merged into the Company pursuant to the Merger Agreement and Plan of Reorganization with Medical Ventures Corp. (a Canadian company: "MEV"), B-Balloon Ltd. (an Israeli company: "B-Balloon"), Medical Ventures Acquisition 1 Ltd. and Medical Ventures Acquisition 2 Ltd.

(both fully-owned special purpose Israeli former subsidiaries of MEV) dated January 30, 2008. As a result, the Company became a wholly owned subsidiary of MEV and the former security holders of the Company became security holders of MEV. On the same date (July 1, 2008), Medical Ventures Acquisition 1 Ltd. was merged into B-Balloon such that B-Balloon became a wholly owned subsidiary of MEV and the former security holders of B-Balloon became security holders of MEV. In exchange for the securities of the Company and for the securities of B-Balloon, (i) the security holders of the Company became the holders of 5,858,000 securities (shares, options and warrants) of MEV, and (ii) the security holders of B-Balloon became the holders of 5,858,000 securities (shares and options) of MEV. The 5,858,000 securities of MEV held by the ex-security holders of the Company, and the 5,858,000 securities of MEV held by the ex-security holders of B-Balloon, each then represented 1/3 of the total securities of MEV, on a fully diluted basis (but without taking into account a private placement in the amount of approximately CAD$8,325,004 which took place simultaneously with the closing and for which additional 2,081,251 shares of MEV were issued and 1,290,376 warrants were granted, and without taking into account 1,770,128 unallocated employee stock options under the MEV employee stock option plan.

Simultaneously with the closing of this transaction, MEV changed its name to Neovasc Inc., and it is now traded in the TSX Venture Exchange under the symbol NVC.

B-BALLOON LTD.
(A Development Stage Company)

Financial Statements
as of June 30, 2008

B-BALLOON LTD.
(A Development Stage Company)

Financial Statements
as of June 30, 2008

B-BALLOON LTD.
(A Development Stage Company)

BALANCE SHEETS

	US dollars
	June 30,	December 31,
	2008	2007	2006

A S S E T S
Current Assets
Cash and cash equivalents	135,220	24,350	91,302
Short-term bank deposits	10,044	18,239	24,423
Other current assets	50,327	119,938	21,172
	195,591	162,527	136,897

Property and Equipment, net (Note 3)	49,771	52,806	29,212

Funds in Respect of Employee Rights Upon Retirement	29,883	19,834	6,876
Total assets	275,245	235,167	172,985

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Convertible loans from related parties	-	-	769,000
Loans from related parties (Note 4)	350,413	-	-
Accounts payable	29,455	20,105	18,895
Other current liabilities	264,896	97,208	50,110
	644,764	117,313	838,005

Liability for Employee Rights Upon Retirement	71,373	32,672	19,184

Commitments (Note 5)

Shareholders’ Equity (Deficit) (Note 6)
Ordinary shares of NIS 0.01 par value ("Ordinary Shares"):
9,562,692 shares authorized as of December 31, 2007, 2006 and
2005; Issued and outstanding 498,581 shares as of December 31,
2007, 2006 and 2005, respectively	1,154	1,154	1,154
Series A Preferred Shares of NIS 0.01 par value ("Preferred A Shares"):
437,308 shares authorized as of December 31, 2007, 2006 and 2005;
Issued and outstanding 437,308 shares as of December 31, 2007,
2006 and 2005; liquidation preference of 366,340	975	975	975
Series B Preferred Shares of NIS 0.01 par value ("Preferred B Shares"):
379,332 shares authorized as of December 31, 2007; Issued and outstanding 379,332 shares as of December 31, 2007; liquidation
preference of 2,237,049	1,503	784	-
Additional paid in capital	4,601,289	2,782,377	627,560
Deficit accumulated during the development stage	(5,045,813)	(2,700,108)	(1,313,893)

	(440,892)	85,182	(684,204)
Total liabilities and shareholders’ equity (deficit)	275,245	235,167	172,985

The accompanying notes are an integral part of the financial statements.

B-BALLOON LTD.
(A Development Stage Company)

STATEMENTS OF INCOME

	US dollars
					Cumulative
	Six month	Six month			period from
	period ended	period ended	Year ended		April 1, 2004(*)
	June 30,	June 30,	December 31,		until June 30,
	2008	2007	2007	2006	2008

Research and development expenses
(Note 7)	1,787,584	213,908	815,429	547,399	3,630,509
Marketing, administrative and general
expenses (Note 8)	557,026	143,941	272,533	180,923	1,077,033
Operating loss	2,344,610	357,849	1,087,962	728,322	4,707,542

Financial expenses, net	1,095	390,765	(**)298,253	31,280	338,271
Loss for the period	2,345,705	748,614	1,386,215	759,602	5,045,813

(*)	See Note 1B.

(*)	Including beneficial conversion feature on convertible loans in an amount of US$ 270,328.

The accompanying notes are an integral part of the financial statements.

B-BALLOONLTD.
(A Development Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	US Dollars (Except for share data)
	Preferred A shares		Preferred B shares		Ordinary shares
	Number		Number		Number		Additional		Total
	of		of		of		paid in	Accumulated	shareholders'
	shares	Amount	shares	Amount	shares	Amount	capital	deficit	equity
Changes during the period from
April 1, 2004(*) until December 31, 2004:
Ordinary shares issued for cash at $0.66 per share	-	-	-	-	498,581	1,154	325,339	-	326,493
Loss	-	-	-	-	-	-	-	(207,243)	(207,243)
Balance as of December 31, 2004	-	-	-	-	498,581	1,154	325,339	(207,243)	119,250
Changes during 2005:
Preferred A shares issued for cash at $0.55 per share	437,308	975	-	-	-	-	235,386	-	236,361
Loss	-	-	-	-	-	-	-	(347,048)	(347,048)
Balance as of January 1, 2006	437,308	975	-	-	498,581	1,154	560,725	(554,291)	8,563
Changes during 2006:
Issuance of shares	-	-	-	-	-	-	66,835	-	66,835
Loss	-	-	-	-	-	-	-	(759,602)	(759,602)
Balance as of December 31, 2006	437,308	975	-	-	498,581	1,154	627,560	(1,313,893)	(684,204)
Changes during 2007:
Preferred B shares issued for cash at $5.68 per share	-	-	379,332	784	-	-	2,154,817	-	2,155,601
Loss	-	-	-	-	-	-	-	(1,386,215)	(1,386,215)
Balance as of December 31, 2007	437,308	975	379,332	784	498,581	1,154	2,782,377	(2,700,108)	85,182
Changes during 2008:
Preferred B shares issued for cash at $5.68 per share	-	-	347,747	719	-	-	606,322	-	607,041
Stock based compensation	-	-	-	-	-	-	1,212,590	-	1,212,590
Loss	-	-	-	-	-	-	-	(2,345,705)	(2,345,705)
Balance as of June 30 2008	437,308	975	727,079	1,503	498,581	1,154	4,601,289	(5,045,813)	(440,892)

B-BALLOON LTD.
(A Development Stage Company)

CASH FLOWS

	US dollars
					Cumulative
					period from
					April 1,
	Six month period		Year ended		2004(*) until
	ended June 30,		December 31,		June 30,
	2008	2007	2007	2006	2008

Cash flows from operating activities:

Loss for the period	(2,345,705)	(748,614)	(1,386,215)	(759,602)	(5,045,813)
Depreciation	6,747	6,354	11,800	7,828	34,127
Stock-based compensation	1,212,590	-	-	-	1,212,590
Decrease (increase) other current assets	70,197	(2,074)	(98,766)	(12,431)	(49,741)
Increase in accounts payable and other
current liabilities	177,038	86,207	48,308	35,548	294,351
Convertible loans	-	422,979	302,361	19,000	321,361
Increase in liability for employee rights
upon retirement	38,701	6,744	13,488	8,416	71,373
Net cash used in operating activities	(840,432)	(228,404)	(1,109,024)	(701,241)	(3,161,752)

Cash flows from investing activities:
Decrease (increase) in funds in respect of
employee rights upon retirement, net of
withdrawals	(10,049)	-	(12,958)	2,198	(29,883)
Capital expenditures	(3,712)	(19,011)	(35,394)	(24,794)	(83,898)
Short-term bank deposits, net	8,195	24,423	6,184	(24,423)	(10,044)
Net cash used in investment activities	(5,566)	5,412	(42,168)	(47,019)	(123,825)

Cash flows from financing activities
Convertible loans	-	250,000	250,000	750,000	1,000,000
Loans from related parties	350,413	-	-	-	350,413
Issuance of capital shares, net	606,455	-	834,240	66,835	2,070,384
Net cash provided by financing activities	956,868	250,000	1,084,240	816,835	3,420,797
Increase (decrease) in cash and cash
equivalents	110,870	27,008	(66,952)	68,575	135,220
Balance of cash and cash equivalents at
beginning of the period	24,350	91,302	91,302	22,727	-
Balance of cash and cash equivalents at
end of the period	135,220	118,310	24,350	91,302	135,220

(*) See Note 1B.

Supplementary information on financing activities not involving cash flows:
On November 1, 2007, the interested parties converted an amount of US$ 1,321,361 into preferred shares.
On April 29, 2008, the Company issued capital shares in an amount of US$ 586 into preferred shares.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

A.	Operations

B-Balloon Ltd. (the "Company") was incorporated and commenced operations in April 2004. The Company develops cardiologic devices. Until March 2006, the Company's operations were carried out through within the framework of "Incentive" which is a "Technical Incubator".

The Company devotes most of its efforts to business planning, research and development, acquiring operating assets and raising capital. Accordingly, the Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7.

B.

The development and commercialization of the Company's product will require substantial expenditures. The Company has not yet generated revenues from its operations to fund its activities, and is therefore dependent upon external sources to finance its operations. There can be no assurance that the Company will succeed in obtaining the necessary financing to continue its operations. Since inception, the Company has suffered recurring losses in an amount of US$ 5,045,813 and has a negative operating cash flow of US$ 3,161,752. These factors raise substantial doubt about the Company's ability to continue as a going concern.

C.	The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

D.	Risk factors

The Company has a limited operating history and faces a number of risks, including uncertainties regarding finalization of the development process, demand and market acceptance of the Company's products, the effects of technological change, competition and the development of other new products. Additionally, other risk factors also exist, such as the ability to manage growth and the effect of planned expansion of operations on the Company's future results.

In addition, the Company expects to continue incurring significant operating costs and losses in connection with the development of its products and with increased marketing efforts.

The Company has not yet generated revenues from its operations to fund its activities, and therefore the continuance of its activities as a going concern depends on the receipt of additional funding from its shareholders and investors.

E.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Functional currency and foreign currency translation

The currency of the primary economic environment in which the operations of the Company are conducted is the US dollar.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars. Transaction gains and losses are reflected in net financing expenses.

B.	Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

C.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

	2.	Rates of depreciation:

%
Computers	33
Laboratory equipment	15
Furniture and office equipment	6-15

D.	Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with FAS No. 144

Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

E.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Stock-based compensation

Until December 31, 2005, the Company accounted for its employee stock option plans using the fair value based method of accounting prescribed by FAS No. 123, Accounting for Stock-Based Compensation as amended by FAS No. 148 and applied FAS No. 123 and Emerging Issue Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, with respect to options issued to non- employees.

According to FAS No. 123, the fair value of stock options granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model. The compensation cost is charged to expense over the vesting period using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

Effective January 1, 2006, the Company adopted the provisions of FAS No. 123R, "Share-Based Payment" (FAS 123R), a revision of FAS No. 123 and Staff Accounting Bulletin No. 107 ("SAB 107"), which was issued in March 2005 by the SEC.

FAS 123R eliminates the use of APB 25 (and related interpretations) and the intrinsic value method of accounting, and requires to recognize, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date.

As mentioned above, throughout December 31, 2005, the Company accounted for employees stock- based compensation using the fair value based method of accounting under FAS 123, therefore, the adoption of FAS 123R, did not have a material effect on the Company’s financial position or results of operations.

G.	Research and development costs

Research and development costs (other than computer software-related expenses) are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred (see also H. below).

H.	Royalty-bearing grants

Royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel (the "OCS") for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants recognized in 2008 amounted to US$ 15,798. Cumulative since inception US$ 319,250.

As of June 30, 2008, the Company did not accrue any royalties since no revenues were recognized.

I.	Recently issued accounting pronouncements

FAS No. 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" (“FAS 157”). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The provisions of FAS 157 with respect to financial assets and financial liabilities are effective for fiscal years beginning after November 15, 2007, while its provisions with respect to all non financial assets and non financial liabilities (except those that are recognized or disclosed at fair value in the financial statements on a recurring basis) are effective for fiscal years beginning after November 15, 2008. Management does not expect the adoption of FAS 157 to have a significant effect on the Company's financial position or results of operation.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Recently issued accounting pronouncements (cont.)

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“FAS 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS No. 159 if any on its financial position and results of operations.

FAS No. 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS No. 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting ("the purchase method") for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that FAS 141(R) will have on its financial position and results of operations.

FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS No. 160 will have on its financial position and results of operations.

J.	Reclassifications

Certain comparative figures have been reclassified to confirm to the current years presentation.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 -	PROPERTY AND EQUIPMENT, NET

Composition:

	US dollars
	June 30,	December 31,
	2008	2007	2006

Computers	35,493	31,781	21,937
Laboratory equipment	27,813	27,813	11,739
Furniture and office equipment	20,592	20,592	11,116
	83,898	80,186	44,792
Less – accumulated depreciation and amortization	(34,127)	(27,380)	(15,580)
	49,771	52,806	29,212

In the period ended June 30, 2008 and for the year ended December 31, 2007 and 2006 depreciation expense was US$ 6,953, US$ 11,800 and US$ 7,828, respectively and additional equipment was purchased in an amount of US$ 3,712, US$ 35,394 and US$ 24,794, respectively.

NOTE 4 -	LOANS FROM RELATED PARTIES

On May 19, 2008, the Company entered into an agreement to receive a loan from related parties for the sum of up to US$ 643,819. On May 21, 2008, the Company received US$ 350,413 from the lenders.

The loans bear interest at a rate of 8% compounded annually, payable on the maturity date from its date of issue until the maturity date. The maturity date shall be the earlier of the third anniversary of the date hereof or the 10th business day following the closing of the transactions contemplated by the merger agreement. The loans were classified as current liability due to the validation of the merger as of July 1, 2008.

NOTE 5 -	COMMITMENTS

The Company is committed to pay royalties to the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor on the proceeds from sales of systems resulting from research and development project in which the Office of the Chief Scientist ("OCS") participates by way of grant, at royalty rates of 3% of the cumulative amount of participation received by the Company up to 100% of the amounts of the grants received plus LIBOR interest. The Company was entitled to the grants only upon incurring research and development expenditure. There were no future performance obligations related to the grants received from the OCS. As of December 31, 2007, the contingent obligation with respect to grants received from the OCS subject to repayment under these royalty agreements on future sales is US$ 319,250, not including interest.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 -	SHARE CAPITAL

A.	Share capital

Composed as follows:

	Amount in NIS		Number of shares
		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding
Ordinary shares of
NIS 0.01 par value	95,630	4,986	9,562,692	498,581
Preferred A shares of
NIS 0.01 par value	4,370	4,370	437,308	437,308
Preferred B shares of
NIS 0.01 par value	7,270	7,270	727,079	727,079

B.	The main terms of the Company's Preferred A Shares, Preferred B Shares and Preferred B-2 Shares are as follows:

	1.	Liquidation preference

In the event of any liquidation, deemed liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Preferred A Shares, Preferred B Shares and Preferred B-2 Shares (jointly, "Preferred Shares") shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of ordinary shares, an amount equal to the original issue price of such Preferred A share, plus 8% annual interest and an amount equal to the declared but unpaid dividends, except that the holders of the Company's Preferred B Shares and Preferred B-2 Shares (jointly, the "B Shares") shall be entitled to receive such amounts prior to the holders of Preferred A Shares.

A merger, consolidation, sale of substantially all the assets of the Company or transaction resulting in all or substantially all of the Company's assets being traded for securities of any entity or the sale of all or materially all of the Company's shares, other than an initial public offering, shall be deemed to be a liquidation.

	2.	Voting rights

Holders of the Preferred Shares shall be entitled to the number of votes equal to the number of whole ordinary shares into which the Preferred Shares, are then convertible.

	3.	Right to convert

Each Preferred Share, at the option of the holder, is convertible into the Company's Ordinary Shares. According to the initial conversion price, a preferred stock is convertible on the basis of one preferred stock for one ordinary share.

In case of issuance by the Company of any new securities (subject to certain exceptions) at a price per share (the "new price") less than the price per share, then anti-dilution adjustments shall be made.

	4.	Dividends

Prior to and in preference to the distribution of any dividends to the holders of any class or series of shares of the Company (including ordinary shares), each of the holders of the Preferred Shares shall be entitled to receive for each Preferred Share held thereby, non-cumulative dividends, as and when dividends are declared by the Board of Directors, at the rate of 8% (eight percent) of the original issue price, until full payment, except that the holders of the B Shares shall be entitled to receive such amounts prior to the holders of Preferred A Shares.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 -	SHARE CAPITAL (cont.)

C.	Stock-option plan of the Company

	1.	Option Plan of B-Balloon Ltd. (the "Company")

In January 2008, the Company’s Board of Directors (the "Board") approved an employee stock option plan for the grant, without consideration, of up to 242,731 options ("Options"), exercisable into 242,731 ordinary shares of NIS 0.01 par value of the Company to employees, consultants, service providers, officers and directors of the Company and of affiliates of the Company. The exercise price for each grantee of Options is determined by the Board and specified in such grantee's option agreement. The vesting period for each grantee is determined by the Board and specified in such grantee's option agreement. 192,785 options are fully vested at the date of grant and the remaining will be vested over a period of 3-4 years based on each grantee's option agreements. Any option not exercised within 10 years after the date of grant thereof expires.

The non-cash compensation relating to options granted to employees, directors and consultants were US$ 1,177,415 during the six month period ended June 30, 2008 (of which US$ 1,021,876 was charged to research and development expenses and US$ 155,539 was charged to general and administrative expenses).

The remaining amount of approximately US$ 50,000 will be charged to the income statements in future periods based on the vesting scheme.

The fair value of the options was based on management estimates regarding the fair value of the target stock (US$ 6.11 per option), on the date of the grant, since the exercise price is close to nil.

	2.	Exercise of Warrants

Warrants to purchase 289,084 Preferred B-2 Shares of the Company, which were issued in September 2007 to certain shareholders, were exercised on January 15, 2008. The exercise price of each warrant was US$ 0.8648 per Preferred B-2 Share (total exercise price of US$ 249,999.84).

	3.	The following table presents a summary of the status of the option plan as of June 30, 2008:

		Weighted average
	Number	exercise price
Six month period ended June 30	2 0 0 8
Balance at June 30, 2007	-	-
Granted	242,731	$0.0026
Balance outstanding at June 30, 2008	242,731	$0.0026

Balance exercisable at June 30, 2008	190,772	$0.0026

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 -	RESEARCH AND DEVELOPMENT EXPENSES

	US dollars
					Cumulative
					period from
	Six month period		Year ended		April 1, 2004(*)
	ended June 30,		December 31,		until June 30,
	2008	2007	2007	2006	2008

Payroll and related expenses	310,119	151,001	396,218	236,247	1,235,038
Stock-based compensation	1,056,256	-	-	-	1,056,256
Consulting	9,021	91,290	222,482	11,580	279,925
Patent registrations	-	4,576	68,789	123,416	221,914
Materials and sub-contractors	281,315	61,753	207,386	107,951	669,195
Depreciation	2,177	2,354	3,439	-	5,616
Other	144,494	78,255	220,567	68,205	481,814
	1,803,382	389,229	1,118,881	547,399	3,949,758

Participation in expenses (**)	(15,798)	(175,321)	(303,452)	-	(319,250)

	1,787,584	213,908	815,429	547,399	3,630,508

(*)	See Note 1B.

(**)	See Note 2H.

NOTE 8 -	MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES

	US dollars
					Cumulative
					period from
	Six month period		Year ended		April 1, 2004(*)
	ended June 30,		December 31,		until June 30,
	2008	2007	2007	2006	2008

Professional fees	282,119	74,024	134,795	78,481	512,081
Maintenance and office
supplies	19,427	13,402	28,394	28,459	97,890
Payroll and related expenses	63,496	34,490	70,605	-	134,101
Stock-based compensation	156,334	-	-	-	156,334
Travel abroad	13,339	12,570	5,102	14,876	50,027
Advertising	-	-	2,222	9,359	18,515
Depreciation	4,570	4,000	7,941	-	12,511
Other	17,741	5,455	23,474	49,748	95,574

	557,026	143,941	272,533	180,923	1,077,033

(*) See Note 1B.

NOTE 9 -	TAXES ON INCOME

A.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Consumer Price Index (hereafter – CPI). The Company is taxed under this law.

B-BALLOON LTD.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 -	TAXES ON INCOME (cont.)

B.	Deferred taxes

Since the Company is not certain that it will have profits enabling it to utilize the carry-forward tax losses in the foreseeable future, deferred taxes have not been provided in 2008 in respect of these losses.

C.	Carry forward losses

As of June 30, 2008, the Company has carry forward tax losses in the amount of US$ 3.6 million.

NOTE 10 -	SUBSEQUENT EVENTS

On July 1, 2008, Medical Ventures Acquisition 1 Ltd. was merged into the Company pursuant to the Merger Agreement and Plan of Reorganization with Medical Ventures Corp. (a Canadian company: "MEV"), Neovasc Medical Ltd. Ltd. (an Israeli company: "Neovasc Medical Ltd."), Medical Ventures Acquisition 2 Ltd. and Medical Ventures Acquisition 1 Ltd. (both fully-owned special purpose Israeli former subsidiaries of MEV) dated January 30, 2008. As a result, the Company became a wholly owned subsidiary of MEV and the former security holders of the Company became security holders of MEV. On the same date (July 1, 2008), Medical Ventures Acquisition 1 Ltd. was merged into Neovasc Medical Ltd. such that Neovasc Medical Ltd. became a wholly owned subsidiary of MEV and the former security holders of Neovasc Medical Ltd. became security holders of MEV. In exchange for the securities of the Company and for the securities of Neovasc Medical Ltd., (i) the security holders of the Company became the holders of 5,858,000 securities (shares, options and warrants) of MEV, and (ii) the security holders of Neovasc Medical Ltd. became the holders of 5,858,000 securities (shares and options) of MEV. The 5,858,000 securities of MEV held by the ex-security holders of the Company, and the 5,858,000 securities of MEV held by the ex-security holders of Neovasc Medical Ltd., each then represented 1/3 of the total securities of MEV, on a fully diluted basis (but without taking into account a private placement in the amount of approximately C$8.3 million which took place simultaneously with the closing and for which additional 2,081,251 shares of MEV were issued and 1,290,376 warrants were granted, and without taking into account 1,770,128 unallocated employee stock options under the MEV employee stock option plan).

Simultaneously with the closing of this transaction, MEV changed its name to Neovasc Inc., and it is now traded in the TSX Venture Exchange under the symbol NVC.

NEOVASC INC.
(formerly Medical Ventures Corp.)
PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS

UNAUDITED
FOR THE YEAR ENDED
DECEMBER 31, 2008

(Expressed in Canadian Dollars)

CONTENTS

Page

Pro Forma Consolidated Statement of Operations	2

Notes to the Pro Forma Consolidated Statement of Operations	3 – 8

1

NEOVASC INC. (formerly Medical Ventures Corp.)
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2008

	Neovasc	B-Balloon	Neovasc			Pro Forma
	Inc	Ltd	Medical Ltd			Consolidated
	Year	Six months	Six months			Year
	ended	ended	ended			ended
	December 31	June 30	June 30		Pro Forma	December 31
	2008	2008	2008	Note 4	Adjustments	2008
		Note 5	Note 5

SALES
Product sales	$1,452,854	$-	$-		$-	$1,452,854
Consulting services	93,385	-	-		-	93,385
	1,546,239	-	-		-	1,546,239
COST OF SALES	708,300	-	-		-	708,300
GROSS PROFIT	837,939	-	-		-	837,939

EXPENSES
Selling	3,245,886	-	-		-	3,245,886
General and administration	3,459,800	561,204	474,922		-	4,495,926
Product development and clinical trials	3,101,869	1,800,991	847,981		-	5,750,841
Impairment of intangible assets	23,061,012	-	-	(i)	(2,129,570)	20,931,442
Inventory write down	626,925	-	-		-	626,925
Recovery on repayable contribution agreement	(320,445)	-	-		-	(320,445)
Amortization on intabgible assets	2,129,570	-	-	(i)	2,129,570	4,259,140
Amortization	194,291	-	-		-	194,291
	35,498,908	2,362,195	1,322,903		-	39,184,006
LOSS BEFORE OTHER
INCOME (EXPENSES)	(34,660,969)	(2,362,195)	(1,322,903)		-	(38,346,067)
OTHER INCOME (EXPENSES)
Interest income/(expense)	153,277	(1,103)	65,572	(ii)	3,303	221,049
Interest on long-term debt	(27,288)	-	-		-	(27,288)
Accreted interest on repayable contibution agreement	(15,479)	-	-		-	(15,479)
Gain on foreign exchange	290,894	-	-		-	290,894
	401,404	(1,103)	65,572		3,303	469,176
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(34,259,565)	$(2,363,298)	$(1,257,331)		$3,303	$(37,876,891)

BASIC LOSS PER SHARE	$(2.94)	$(0.20)	$(0.11)		$0.00	$(3.26)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	11,630,939	11,630,939	11,630,939		11,630,939	11,630,939
WEIGHTED AVERAGE NUMBER OF
FULLY DILUTED COMMON SHARES	12,172,746	12,172,746	12,172,746		12,172,746	12,172,746

See accompanying Notes to the Pro Forma Consolidated Statement of Operations

2

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

7.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of operations has been prepared by management to give effect to the merger agreement between Neovasc Inc. (the ‘Company’), B-Balloon Ltd. and Neovasc Medical Ltd, completed on July 1, 2008 as if it had occurred on January 1, 2008 after giving effect to the assumptions and adjustments described in Note 4.

The unaudited pro forma consolidated statement of operations has been derived from the audited financial statements of Neovasc Inc. for the year ended December 31, 2008, which includes the results of operations of B-Balloon Ltd. and Neovasc Medical Ltd. for the six months ended December 31, 2008, the unaudited statement of operations of B- Balloon Ltd. and Neovasc Medical Ltd. for the six months ended June 30, 2008 and the additional information described in Note 4. The unaudited pro forma consolidated statement of operations should be read in conjunction with the foregoing financial statements of the companies including the notes thereto.

The unaudited pro forma consolidated statement of operations is presented for illustrative purpose only and do not purport to be indicative of the financial position or results of operations that would have been attained had the proposed transactions actually taken place on the dates indicated, nor is it necessarily indicative of the future financial position or results of operations that may occur.

2.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the significant accounting policies as set out in the audited financial statements of the Company for the year ended December 31, 2008. Note 23 to the Neovasc Inc. audited consolidated financial statements for the year ended December 31, 2008 describes the differences between Canadian and United States of America generally accepted accounting principles. The financial statements of B-Balloon Ltd. and Neovasc Medical Ltd. have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken by management to identify accounting policies of B-Balloon Ltd. and Neovasc Medical Ltd. which differ from those used by the Company, where the impact of such differences was potentially material and could be reasonably estimated. This information is presented in Note 6 to this pro forma consolidated statement of operations.

3.	BUSINESS COMBINATION

On July 1, 2008 the Company completed a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) under which the Company acquired all of the issued and outstanding common shares and other securities of B-Balloon Ltd. and Neovasc Medical Ltd.

	a.	Securities to be exchanged

To effect each acquisition, the Company issued a combination of common shares, warrants, and common stock options equal to the total number of common shares of the Company that would have been outstanding in the event that all potentially dilutive securities of the Company had been converted to common shares immediately prior to the merger.

Upon completion of these exchanges, the existing securityholders of the Company, and the former securityholders of B-Balloon Ltd. and Neovasc Medical Ltd. each held one-third of the resulting issuer, on a fully-diluted basis, prior to taking into account any securities to be issued in connection with the concurrent private placement described in note 3(c) below.

The total number of securities to be issued by the Company to effect each of these acquisitions depended upon the aggregate number common shares, warrants and common stock options of the Company outstanding on the date of acquisition.

3

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

3.	BUSINESS COMBINATION (Continued)

The extent to which the total number of securities to be issued by the Company is comprised of common shares, as opposed to common share purchase warrants, or common stock options depended upon a number of factors including:

•	the liquidation preference attached to any preferred stock outstanding in the acquired companies on the date of acquisition;

•	the number of common stock options and share purchase warrants which remain outstanding in the acquired companies on the date of acquisition;

•	the extent to which the outstanding securities of B-Balloon Ltd. and Neovasc Medical Ltd. are convertible into common shares of those companies prior to the merger;

As described in note 4 below, these pro forma consolidated financial statements account for the acquisitions of B- Balloon Ltd. and Neovasc Medical Ltd. as purchase method business combinations with the Company identified as the acquirer.

(b)	Share Consolidation

Immediately prior to the effective date of the Acquisition, the share capital of the Company was consolidated on a 20 for one basis.

(c)	Concurrent Private Placement

On the effective date of closing and as a condition of closing the Company completed a non-brokered private placement to raise gross proceeds of $8,325,004.

(d)	Options and Warrant Buyback

At the effective date the Company made an offer to repurchase all of its outstanding options and warrants in exchange for a lesser number of shares and options. The options and warrants have been valued using the Black Scholes pricing model.

4

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

4.	PRO FORMA TRANSACTIONS AND ASSUMPTIONS

Assumptions for the unaudited pro forma consolidated statement of operations for the year ended December 31, 2008 include the following:

i)

Technology is amortized over its remaining useful life, being the shorter of the time to the expiration of the patents and the time until the estimated technological obsolescence of the technology, between 4 and 7 years. A charge of $4,259,140 would have been incurred during the year ended December 31, 2008. $2,129,570 of this charge for the six months ended December 31, 2008 has already been included in the audited consolidated financial statements of the Company for the year ended December 31, 2008. An adjustment for the six months ended June 30, 2008 has been included in the pro forma statement of operations reducing the amount of the intangible assets write down that took place on December 31, 2008.

ii)

During the six months ended June 30, 2008 B-Balloon Ltd. incurred interest expense on loans from related parties. On May 19, 2008, the B-Balloon Ltd. entered into an agreement to receive a loan from related parties for an amount up to US$643,819 and on May 21, 2008 received US$350,413 from the lenders. The loans bear interest at a rate of 8% compounded annually, payable on the maturity date. The maturity date shall be the earlier of the third anniversary of the date of the advance or the 10th business day following the closing of the transactions contemplated by the merger agreement. The loans were classified as current liability due to the validation of the merger as of July 1, 2008. These loans would not have been required had the concurrent financing taken place on January 1, 2008 and interest expense of $3,303 has been eliminated from the pro forma statement of operations.

iii)	All expense items of B-Balloon Ltd. and Neovasc Medical Ltd. are translated into Canadian dollars at the average exchange rate for the six months ended June 30, 2008 (See Note 5).

5.	TRANSLATION OF FINANCIAL STATEMENTS OF B-BALLOON LTD. AND NEOVASC MEDICAL LTD. FROM CANADIAN DOLLARS TO UNITED STATES DOLLARS

Translation of pro forma statements of operations

5

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

	B-Balloon	Neovasc		B-Balloon	Neovasc
	Ltd	Medical Ltd		Ltd	Medical Ltd
	Six months	Six months		Six months	Six months
	ended	ended		ended	ended
	June 30	June 30	Exchange	June 30	June 30
	2008	2008	Rate	2008	2008
	US$	US$		CAD$	CAD$

SALES
Product sales	$-	$-		$-	$-
Consulting services	-	-		-	-
	-	-		-	-
COST OF SALES	-	-		-	-
GROSS PROFIT	-	-		-	-

EXPENSES
Selling	-	-		-	-
General and administration	557,026	471,387	1.0075	561,204	474,922
Product development and clinical trials	1,787,584	841,668	1.0075	1,800,991	847,981
Impairment of intangible assets	-	-		-	-
Inventory write down	-	-		-	-
Recovery on repayable contribution agreement	-	-		-	-
Amortization on intabgible assets	-	-		-	-
Amortization	-	-		-	-
	2,344,610	1,313,055		2,362,195	1,322,903
LOSS BEFORE OTHER
INCOME (EXPENSES)	(2,344,610)	(1,313,055)		(2,362,195)	(1,322,903)
OTHER INCOME (EXPENSES)
Interest income/(expense)	(1,095)	65,084	1.0075	(1,103)	65,572
Interest on long-term debt	-	-		-	-
Accreted interest on repayable contibution agreement	-	-		-	-
Gain on foreign exchange	-	-		-	-
	(1,095)	65,084		(1,103)	65,572
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(2,345,705)	(1,247,971)		(2,363,298)	(1,257,331)

6

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

6.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying unaudited pro forma consolidated statement of operations has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). Material issues that could give rise to differences to these consolidated financial statements are as follows:

	g)	Stock-based compensation

Under US GAAP, effective January 1, 2006, the Company adopted FASB Statement of Accounting Standards No. 123(R), Share-Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation. FAS 123 (R) requires the Company to recognize in the income statement the grant date fair value of stock-based compensation awards granted to executive officers, directors, employees and consultants over the requisite service period, which cannot be less than the term of vesting. The Company utilizes the Black Scholes option-pricing model to calculate the fair value of stock based compensation and amortizes the fair value to stock-based compensation expense over the vesting period. Compensation expense recognized reflects estimates of award forfeitures as discussed below.

Pursuant to the provisions of FAS 123 (R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of FAS 123 (R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006 granted prior to the adoption of FAS 123 (R) are recognized based on the provisions of FAS 123.

Under US GAAP, the Company is required to estimate the number of forfeitures over the life of each award. The Company has elected to record the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of FAS 123 (R), is not material.

Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock-based compensation awards under Section 3870 (Canadian GAAP) and FAS 123 (R).

	h)	Future income tax assets and liabilities

Under Canadian GAAP, future income tax assets and liabilities are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in Canadian GAAP and US GAAP did not have a material effect on the financial position or the results of operations of the Company for the years ended December 31, 2008, and 2007.

7

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

6.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)	Impact of differences

	Neovasc	B-Balloon	Neovasc
	Inc	Ltd	Medical Ltd
	Year	Six months	Six months
	ended	ended	ended
	December 31	June 30	June 30
	2008	2008	2008
Consolidated Statements of Operations
Net loss and comprehensive loss - Canadian and US
GAAP basis	34,259,565	2,363,298	1,257,331

j)	Recently released accounting standards

United States

Effective January 1, 2008, the Company adopted, on a prospective basis, SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) as amended by FASB Staff Position SFAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and provides for expanded disclosure about fair value measurements. SFAS 157 applies prospectively to all other accounting pronouncements that require or permit fair value measurements. FSP FAS 157-1 amends SFAS 157 to exclude from the scope of SFAS 157 certain leasing transactions accounted for under SFAS No. 13, “Accounting for Leases.” FSP FAS 157-2 amends SFAS 157 to defer the effective date of SFAS 157 for all non-financial assets and non-financial liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s audited consolidated financial statements. Management is evaluating the impact that SFAS 157 will have on its non-financial assets and non-financial liabilities since the application of SFAS 157 for such items was deferred to January 1, 2009. The Company believes that the impact of these items will not be material to its consolidated financial statements.

Effective January 1, 2008, the Company adopted, on a prospective basis, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company did not elect to apply the fair value option for any of its eligible financial instruments or other items on the January 1, 2008 effective date.

8

NEOVASC INC. (formerly Medical Ventures Corp.)
Notes to the Pro Forma Consolidated Statement of Operations

23.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	d)	Recently released accounting standards (Continued)

In December 2007, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) which requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under SFAS No. 141, some of which could have a material impact on how we account for business combinations. These changes include, among other things expensing acquisition costs as incurred as a component of selling, general and administrative expense. The Company presently capitalizes these acquisition costs. SFAS No. 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of a business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating what impact the adoption of SFAS No. 141 (R) will have on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”) which requires entities to report non-controlling (minority) interest in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No.133." SFAS No. 161 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to amend and expand the disclosure requirements of SFAS No. 133 to provide greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for under SFAS No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company's financial condition or results of operations.

9

ITEM 19	EXHIBITS

The following exhibits are included in this Registration Statement on Form 20-F:

Exhibit
Number	Description

1.1	Certificate of Incorporation for Neovasc Inc. (formerly Medical Ventures Corp.), dated November 2, 2000 (2)

1.2	Certificate and Articles of Continuance, dated April 19, 2002 (2)

1.3	Certificate and Articles of Amendment, dated July 1, 2008 (2)

1.4	By-law No. 1 of Neovasc Inc. (formerly Medical Ventures Corp.) (2)

2.1	Merger Agreement and Plan of Reorganization by and among the Company, Merger Sub I, Merger Sub II, Neovasc Medical and B-Balloon dated as of January 30, 2008 (2)

4.1	License Agreement between ANG and Innovation Associates Catheter Company, LLC effective March 30, 2001, and as amended April 28, 2003, June 29, 2005, and December 31, 2006 (2)

4.2	Distribution Agreement between PMD and ITOCHU International Inc. dated October 25, 2005 and addendum signed July 17, 2007(1)(3)

4.3	Letter Agreement dated May 7, 2007 between the Company and ETS Consulting (2)

4.4	Letter Agreement effective March 16, 2002 between the Company and Geyer Engineering Ltd. and Amended Letter Agreement dated October 29, 2002 (2)

4.5	Amended Stock Option Plan (2)

8.1	List of Subsidiaries of the Registrant: See “Information on the Company – Organizational Structure” (2)

15.1

Consent of Grant Thornton LLP with respect to their report dated March 15, 2009, except for Note 22(b) which is as of April 23, 2009, to the financial statements for the years ended December 31, 2008, 2007, and 2006 of the Company (3)

15.2	Consent of Fahn Kanne & Co. with respect to financial statements as of December 31, 2007 of B-Balloon Ltd. (3)(3)

15.3	Consent of Fahn Kanne & Co. with respect to financial statements as of December 31, 2007 of Neovasc Medical Ltd. (3)

(1)	Portions of this document have been omitted and filed separately with the SEC pursuant to a request for Confidential Treatment filed under 17 C.F.R. subsection 200.80(b)(4) and 240.24b-2.

(2)	Filed as an exhibit to our registration statement on Form 20-F filed with the SEC on August 6, 2008.

(3)	Filed as an exhibit to this amended registration statement on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

NEOVASC INC.

Per:	/s/ Alexei Marko
Name:	Alexei Marko
Title:	Chief Executive Officer

Date:	May 29, 2009